Form 10-K, Exhibit 13
period 1997-10-31
CUNO INC
filed 1998-01-28
CIK 1019779

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS

FISCAL YEAR                                                1997            1996(1)
                                                           ----            -------
                                            (in thousands, except per-share and statistical data)

Net sales ..........................................    $187,478          $179,068
Operating income ...................................      20,231            11,906
Net income .........................................      12,085             5,593
Working capital ....................................      24,949            13,631
Long-term debt .....................................       4,779            33,772
Stockholders' equity ...............................      81,890            43,148
Capital expenditures ...............................       7,589             6,472
Research, development and engineering ..............      10,491             9,861

PER SHARE OF COMMON STOCK

         Net income ................................        0.81              0.41
         Stockholders' equity ......................        5.12              3.13

STATISTICAL DATA

Percent to net sales:
         Gross profit ..............................        43.4%             41.4%
         Operating income ..........................        10.8%              6.6%
         Net income ................................         6.4%              3.1%
Percent to average stockholders' equity:
         Net income ................................        19.3%              7.2%
Ratio of long-term debt to total capitalization ....         5.5%             43.9%


(1) In the Financial Highlights above, it was assumed that the common shares issued in conjunction with the reorganization were outstanding for all of 1996. In addition, 1996 results included certain distribution and other nonrecurring costs.

MARKET PRICE INFORMATION

         The Company's Common Stock is quoted on the NASDAQ market under the symbol CUNO. The following table shows the high and low prices on NASDAQ for a share of the Company's Common Stock since the inception of trading:

QUARTER                       1997                  1996*
                         ----------------      ----------------
                          High      Low         High      Low
First ................   $17.63   $13.88
Second ...............    17.13    13.25
Third ................    17.38    13.25
Fourth ...............    19.13    14.00       $16.00   $14.50

* Market price information includes the period September 10, 1996 (the distribution date of CUNO shares) through the quarter ended October 31, 1996.

As of October 31, 1997, there were approximately 3,300 holders of record of the Company's common stock.

The Company has not paid dividends on its common stock since its inception and does not intend to pay any dividends for the foreseeable future. The Company is also prohibited from declaring any dividends on its capital stock through October 31, 1998 in accordance with its senior unsecured revolving credit facility.

Investor Contact: Ronald C. Drabik, Senior Vice President and Chief Financial Officer (203) 238-8847.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 1997-1995
CUNO Incorporated


         As part of the spin-off in September 1996, the Company incurred $5.6 million of distribution and other nonrecurring costs. The Company also assumed $30.0 million of Commercial Intertech's debt, which was accounted for as a dividend to Commercial Intertech, and declared a dividend of $35.7 million payable to Commercial Intertech. If the Company had not incurred the distribution and other nonrecurring costs and if the debt had been outstanding for the entire year, earnings per share in fiscal year 1996 would have been $0.70.


YEAR ENDED OCTOBER 31, 1997 COMPARED TO YEAR ENDED OCTOBER 31, 1996

NET SALES

         Net sales of $187.5 million in fiscal year 1997 represented a 4.7 percent increase over net sales of $179.1 million in fiscal year 1996. The effects of foreign currency fluctuations reduced net sales in fiscal year 1997 by $7.3 million as compared to fiscal year 1996. Had currency values remained unchanged from fiscal year 1996, sales in fiscal year 1997 would have been 8.8 percent greater than fiscal year 1996 sales.

         The Company's U.S. operations recorded net sales of $94.3 million in fiscal year 1997, $8.0 million greater than sales in fiscal year 1996, for a 9.2 percent improvement over the prior year. Sales into both the healthcare and fluid processing markets increased in fiscal year 1997 as compared to the prior year. Healthcare market sales in fiscal year 1997 increased sharply over fiscal year 1996 due principally to higher shipments of new products introduced over the past three years. A number of those products are based on the Company's proprietary nylon membrane. The nylon membrane products include both membrane sheet products and pleated cartridges. Sales into the fluid processing market increased slightly and were adversely affected by reduced sales into the microelectronics market. Microelectronics manufacturers have curtailed capital expansion over the past two years as the result of an oversupply of product. Additionally, the Company's new generation of ultra-pure water products has provided users longer life, reducing the number of filter changeouts required in a year. The Company continued to record higher sales in other parts of the fluid processing market such as paint, resin and chemical manufacturers and petroleum processing plants. Much of the expanded business in these industrial markets is attributable to the Company's new products and continued use of Scientific Application Support Services ("SASS") professionals in addressing particular needs of customers. Sales into the U.S. potable water market in fiscal year 1997 were virtually equal to those of fiscal year 1996. Although sales into certain portions of the market, such as food service establishments and plumbing wholesalers, increased at double-digit rates, sales of commercial reverse osmosis products declined sharply, reflecting the Company's strategic decision to shift resources away from some of the less profitable sectors of the potable water market.

         The Company's overseas sales increased $0.5 million in 1997 as compared to fiscal year 1996, a 0.5 percent improvement. Operations in Japan, France, Germany and parts of Asia all suffered declines in the value of their local currency as measured against the U.S. dollar. Weakened currencies reduced the sales of these operations when reported in U.S. dollars by $7.3 million. Had the value of overseas currencies remained unchanged in fiscal 1997 as compared to fiscal year 1996, sales for these operations would have improved 8.4 percent overall. Sales in Asia and Japan increased at double-digit rates in fiscal year 1997, reflecting gains in sales into the healthcare and fluid processing markets. In Europe, sales increased 5.4 percent in local currency, with much higher sales gains in the Healthcare market.

      Overall, sales into the healthcare market increased 18.6 percent in fiscal year 1997 as compared to fiscal year 1996, to $56.8 million. Sales into the fluid processing market declined 1.9 percent in fiscal year 1997 to $80.3 million, and potable water market sales increased 2.1 percent to $50.4 million. Fluctuations in the value of foreign currency had a negative effect on all market sales in fiscal year 1997 as compared to fiscal year 1996, but the greatest impact was on sales into the fluid processing market. Had the value of foreign currency remained unchanged in fiscal year 1997 as compared to 1996, sales into the healthcare market would have increased 23.9 percent, into the fluid processing market 3.6 percent, and into the potable water market 2.7 percent.

GROSS PROFIT

         The Company's gross profit increased $7.1 million in fiscal year 1997 over fiscal year 1996 to $81.3 million. Gross profit as a percentage of net sales improved to 43.4 percent from 41.4 percent a year earlier in spite of the significant unfavorable currency impact on inventory purchases from the U.S. parent. The Company benefited from a larger portion of sales related to higher margin products as well as higher volume with little expansion in fixed manufacturing costs in fiscal 1997. Gross margins in the potable water market improved sharply in fiscal year 1997, reflecting the continued efforts at cost containment and management's initiatives to reduce participation in lower-margin sectors of that market.

OPERATING EXPENSES

         Selling, general and administrative expenses increased $4.3 million in fiscal year 1997 over the previous year, representing a 7.6 percent increase in these expenses. Selling expenses increased $2.5 million in fiscal year 1997 as compared to fiscal year 1996, or 8.8 percent. Much of the increase was associated with the launch of new products. Research, development and engineering expenses increased 6.4 percent in fiscal year 1997 to 5.6 percent of sales. Administrative expenses, including certain expenses related to establishing the Company as a stand-alone public company, increased 6.5 percent in fiscal year 1997 as compared to the prior year.

OPERATING INCOME

         As a result of the above, operating income, after adjusting for nonrecurring costs of $5.6 million in fiscal year 1996, increased by 15.8 percent to $20.2 million in fiscal year 1997 from $17.5 million (as adjusted) in fiscal year 1996.


YEAR ENDED OCTOBER 31, 1996 COMPARED TO YEAR ENDED OCTOBER 31, 1995

NET SALES

         Net sales of $179.1 million in fiscal year 1996 represented a 10.1 percent increase over net sales of $162.7 million in fiscal year 1995. The effects of foreign currency fluctuations reduced net sales in fiscal year 1996 by $4.0 million as compared to fiscal year 1995.

         Net sales for the Company's U.S. operations increased by $11.5 million to $86.4 million in fiscal year 1996, a 15.4 percent increase over fiscal year 1995 net sales of $74.9 million. The increase in U.S. net sales was generated primarily by new product introductions in both the healthcare and fluid processing markets, including proprietary nylon membrane products. Net sales of these membrane products increased by more than 100 percent in the U.S. in fiscal year 1996. General economic conditions combined with the new sales programs increased the sale of core products. The sale of both new and existing products also benefited from management initiatives that placed more focus on in-field customer service and improved customer support. Much of this new customer support, especially in the healthcare and fluid processing markets, has been provided through the SASS staff, a program implemented in fiscal year 1995. The Company continued to increase the SASS staff in fiscal year 1996. Engineering employment in the Company, including SASS positions, increased by 28 percent since the beginning of fiscal year 1994.

         Net sales for the Company's U.S. operations into the potable water market increased by 7.6 percent overall in fiscal year 1996, with certain markets up sharply. Net sales to the food service segment of this market, which includes restaurants and institutions, increased significantly in fiscal year 1996 due to new products as well as successful collaborative projects with key customers. The sale of home and commercial water purification products improved in fiscal year 1996 due to the creation of a dedicated sales force for the product line and the success of new product sales.

         Net sales from international operations increased by $4.9 million to $92.7 million in fiscal year 1996 from $87.8 million in fiscal year 1995. Net sales improved in all international operations in fiscal year 1996 when compared in local currencies. Europe's net sales improved as a result of new product introductions and further penetration of the Eastern European market. Japan's net sales, when adjusted for the changes in the value of the Yen, increased by
8.4 percent, but in U.S. dollar terms decreased by $1.7 million. Net sales in other international markets increased by $3.8 million overall in fiscal year 1996, or 12.7 percent, as compared to fiscal year 1995. A portion of the growth in these other markets was due to product line extensions launched over the past two years, as well as to the introduction of SASS into these markets during fiscal year 1995.

GROSS PROFIT

         Gross profit increased by $11.3 million to $74.2 million in fiscal 1996 from $62.9 million in fiscal year 1995 and increased as a percentage of net sales to 41.4 percent from 38.7 percent over the same period. Approximately $6.3 million of this increase was attributable to higher sales volume and $5.0 million to a shift to higher margin new products, improved operating efficiencies in the U.S. and Europe and the extension of certain product lines into the Brazilian market. A portion of the intangible assets carried by the Company became fully amortized, reducing amortization expense by $0.9 million.

OPERATING EXPENSES

         Selling, general and administrative expenses, excluding distribution and other nonrecurring costs, increased by 9.0 percent in fiscal year 1996 as compared to fiscal year 1995, but decreased by 0.3 percent as a percentage of net sales. Although all operations reported increased expenses in fiscal year 1996, no one operation increased proportionally more than the others. Generally, the increase in selling, general and administrative expenses stemmed from sales and engineering personnel recruitment, increased sales training for both Company and distributor personnel, and improved sales and marketing promotional support.

OPERATING INCOME

         As a result of the above, operating income increased by 9.8 percent to $11.9 million in fiscal year 1996 from $10.8 million in fiscal year 1995.


OTHER INCOME STATEMENT MATTERS

DISTRIBUTION AND OTHER NONRECURRING COSTS

         The Company recorded $5.6 million in distribution and other nonrecurring costs during fiscal year 1996 ($4.9 million after tax or $0.36 per share), of which $3.5 million was related directly to the spin-off, $1.6 million was associated with establishing the Company as a stand-alone entity, and $0.5 million was related to the improvement of certain foreign distribution channels in conjunction with stand-alone activities.

INFLATION EFFECTS ON OPERATIONS

         Inflation had a negligible effect on the Company's operations during fiscal years 1997 and 1996. The Company estimates that inflationary effects, in aggregate, were generally recovered or offset through increased pricing or cost reductions in both fiscal years.

NONOPERATING ACTIVITY

         Interest expense increased by $0.8 million to $1.6 million in fiscal year 1997 from $0.8 million in 1996. The increase reflects the assumption of debt in September 1996 as part of the spin-off from the Company's former parent. The Company has significantly paid down its total long-term debt during fiscal 1997, which amounted to $6.4 million and $34.7 million at October 31, 1997 and 1996, respectively. Additionally, foreign exchange activity improved by $0.2 million for a gain of $34,000 in fiscal year 1997 from a loss of $171,000 in fiscal year 1996.

TAXES

         The Company's effective tax rate for fiscal year 1997 was 35.0 percent as compared to 49.2 percent in fiscal year 1996. The decrease primarily reflects certain distribution and other nonrecurring costs related to the spin-off incurred during fiscal year 1996 which were not considered deductible. No such nonrecurring costs were expensed in 1997.

LIQUIDITY AND CAPITAL RESOURCES

      The Company assesses its liquidity in terms of its ability to generate cash to fund operating and investing activities. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels and adequate bank financing options.

Set forth below is selected key cash flow data (in thousands of dollars):

                                                                    YEAR ENDED OCTOBER 31,
SOURCE / (USE) OF FUNDS                                             1997             1996
                                                                    ----             ----
OPERATING ACTIVITIES
Net cash provided by net income plus depreciation,
   amortization and noncash compensation .....................     $20,964         $13,068
Inventories ..................................................      (3,979)          3,224
Payables to related party (former parent) ....................     (10,408)         (3,833)
Net cash provided by operating activities ....................       2,709           7,889

INVESTING ACTIVITIES
Capital expenditures .........................................      (7,589)         (6,325)

FINANCING ACTIVITIES
Proceeds from issuance of common stock .......................      28,103               -
Net change in long-term debt .................................     (28,221)             13
Dividends paid to related party ..............................      (4,515)         (3,534)


         The net cash provided by net income plus depreciation, amortization and noncash compensation is an important measurement of cash generated from the earnings process before significant noncash charges, which included in 1997 the recognition of $1.6 million of noncash compensation associated with various employee stock plans. No such compensation expense was recognized in fiscal year 1996.

         Inventories increased $4.0 million during fiscal year 1997 due to a general growth in worldwide sales and increases associated with recent new product introductions. Payables to related parties declined by $10.4 million in fiscal year 1997 to a year-end balance of zero. Dividends paid to related parties in 1997 amounted to $4.5 million. Related party activity going forward is expected to be minimal. The increase in net cash provided by net income plus depreciation, amortization and noncash compensation of 60 percent for 1997 over 1996 reflects the Company's increased sales volume, improved gross profit margin, the absence of nonrecurring expenses, and reduced effective income tax rate.

         Capital expenditures amounted to $7.6 million in 1997. They are primarily comprised of new purchases of machinery and equipment used in manufacturing. Spending related to certain projects begun in fiscal year 1997 will extend into fiscal year 1998. Overall, capital spending in fiscal year 1998 is expected to surpass fiscal year 1997.

         The Company completed an offering of approximately 2.2 million shares of its Common Stock, which generated net cash proceeds to the Company of $28.1 million. The proceeds were used to pay down long-term debt associated with the Company's revolving credit facility. In addition, the Company has paid all dividends owed to Commercial Intertech which arose as part of its recent spin-off.

Other selected financial data is as follows (amounts in thousands):

                                                              OCTOBER 31,
                                                         1997             1996
                                                         ----             ----
Long-term debt, less current portion ...............   $   4,779       $ 33,772
Stockholders' equity ...............................      81,890         43,148
Ratio of long-term debt to total capitalization ....           6%            44%


         The Company manages its worldwide cash requirements with consideration of the cost effectiveness of the available funds from the many subsidiaries through which it conducts its business. Management believes that its existing cash position and other available sources of liquidity are sufficient to meet current and anticipated requirements for the foreseeable future.


OTHER MATTERS

NEW ACCOUNTING STANDARDS

         The Financial Accounting Standards Board issued Statements (SFAS No. 128, 130 and 131) related to Earnings per Share, Reporting Comprehensive Income and Segment Disclosures. The Company will adopt the Earnings per Share Statement in fiscal 1998 which is not expected to have a material change in the Company's per share calculation and resultant earnings per share. The Company plans to adopt the Comprehensive Income and Segment Disclosures statements upon their applicable effective dates in fiscal 1999.

COMPLIANCE WITH YEAR 2000

      Management has initiated an enterprise-wide program to prepare the Company's computer systems and applications to be Year 2000 compliant. The Company expects to incur internal staff costs as well as other expenses related to infrastructure and facilities enhancements necessary to prepare all of its systems for the Year 2000. The Company expects to both replace some systems and upgrade others. Maintenance or modification costs will be expensed as incurred. The costs of new leased software will be expensed over the term of the lease. The total cost of this effort is still being evaluated, but is not expected to be material to the Company. This effort will give the Company the added benefit of new technology and better functionality for many of its operational and administrative systems.


BUSINESS OUTLOOK

         Market conditions in the U.S. are generally encouraging entering fiscal year 1998. Inflation is relatively low and growth remains steady. The Company services a wide variety of industries and believes that these industries, when taken as a whole, are representative of the overall manufacturing sector of the U.S. The recent formation of a division within the Company to focus on sales into the potable water market is expected to accelerate sales growth into that market.

         Internationally, recent unsettling events in Asia have given rise to concern. The Company distributes products in nearly all of Asia, the area most greatly impacted by recent currency devaluations and stock market declines. The Company expects some decline in the significant growth rates that countries in this region have experienced over the past several years. However, the overall competitiveness of this region compared to world wide markets and the Company's strong position in many of the countries support an expectation of continued growth, albeit at a somewhat lower rate. In Europe, economies are expected to strengthen in 1998 following the robust expansion of the British economy in 1997. The Company is well positioned to benefit from such an expansion in Europe.

FORWARD-LOOKING INFORMATION

         Because CUNO wants to provide stockholders with more meaningful and useful information, this annual report contains statements relating to future events and the predicted performance of CUNO which may constitute forward-looking statements, as defined under the Private Securities Litigation Act. CUNO has tried, wherever possible, to identify these "forward-looking" statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the Company's current beliefs and are based on information currently available to it. Accordingly, these statements are subject to risks and uncertainties which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties include the following: limited history as a stand-alone company; economic and political conditions in the foreign countries in which the Company conducts a substantial part of its operations and other risks associated with international operations including taxation policies, exchange rate fluctuations and the risk of expropriation; the Company's ability to protect its technology, proprietary products and manufacturing techniques; volumes of shipments of the Company's products, changes in the Company's product mix and product pricing; costs of raw materials; the rate of economic and industry growth in the United States and the other countries in which the Company conducts its business; changes in technology, changes in legislative, regulatory or industrial requirements and risks generally associated with new product introductions and applications; and domestic and international competition in the Company's global markets. CUNO undertakes no obligation to publicly release revisions to the forward-looking statements to reflect new events or circumstances.

CONSOLIDATED STATEMENTS OF INCOME
CUNO Incorporated

YEAR ENDED OCTOBER 31,                                                 1997                1996               1995
                                                                       ----                ----               ----
                                                                              (in thousands, except share amounts)
Net sales .............................................         $    187,478          $    179,068          $    162,699
Less costs and expenses:
   Cost of products sold ..............................              106,166               104,848                99,772
   Selling, general and administrative expenses .......               50,590                46,889                43,779
   Research, development and engineering ..............               10,491                 9,861                 8,308
   Distribution and other nonrecurring costs ..........                 --                   5,564                    --
                                                                ------------          ------------          ------------
                                                                     167,247               167,162               151,859
                                                                ------------          ------------          ------------

Operating income ......................................               20,231                11,906                10,840

Nonoperating income (expense):
   Interest income ....................................                  102                   156                   145
   Interest expense ...................................               (1,616)                 (820)                 (691)
   Exchange gains (losses) ............................                   34                  (171)                 (449)
   (Loss) gain on sale of property, plant and equipment                  (25)                  121                    --
   Other expense ......................................                 (133)                 (181)                 (282)
                                                                ------------          ------------          ------------
                                                                      (1,638)                 (895)               (1,277)
                                                                ------------          ------------          ------------

Income before income taxes ............................               18,593                11,011                 9,563

Income tax provision (benefit):
        Current .......................................                7,794                 5,293                 4,697
        Deferred ......................................               (1,286)                  125                (1,235)
                                                                ------------          ------------          ------------
                                                                       6,508                 5,418                 3,462
                                                                ------------          ------------          ------------

Net income ............................................         $     12,085          $      5,593          $      6,101
                                                                ============          ============          ============

Net income per common share ...........................         $       0.81          $       0.41          $       0.45

Weighted average common shares outstanding ............           14,901,933            13,565,922            13,565,922


See accompanying notes.

CONSOLIDATED BALANCE SHEETS
CUNO Incorporated

OCTOBER 31,                                                          1997             1996
-----------                                                          ----             ----
                                                              (in thousands, except share amounts)
ASSETS

Current assets
   Cash and cash equivalents .............................         $  3,416         $  5,244
   Accounts receivable (less allowances for
     doubtful accounts of $1,420 and $1,133, respectively)           43,105           36,944
   Inventories ...........................................           22,047           19,149
   Deferred income taxes .................................            5,328            5,333
   Prepaid expenses and other current assets .............            2,542            1,965
                                                                   --------         --------
      Total current assets ...............................           76,438           68,635


Noncurrent assets
   Deferred income taxes .................................            1,612              518
   Intangible assets, net ................................           17,923           19,695
   Pension assets ........................................            1,239            1,174
   Other noncurrent assets ...............................              584            1,051
   Property, plant and equipment, net ....................           48,529           48,201
                                                                   --------         --------
     Total assets ........................................         $146,325         $139,274
                                                                   ========         ========

OCTOBER 31,                                                                 1997              1996
                                                                            ----              ----
                                                                     (in thousands, except share amounts)
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Bank loans .................................................         $  16,998          $  10,690
   Accounts payable ...........................................            14,647             12,719
   Accrued payroll and related taxes ..........................             9,801              9,084
   Other accrued expenses .....................................             5,527              5,393
   Accrued income taxes .......................................             2,943              1,360
   Current portion of long-term debt ..........................             1,573                962
   Dividends payable to related party .........................                --              4,612
   Payable to related party ...................................                --             10,184
                                                                        ---------          ---------
     Total current liabilities ................................            51,489             55,004

Noncurrent liabilities
   Long-term debt, less current portion .......................             4,779             33,772
   Deferred income taxes ......................................             3,990              4,188
   Retirement benefits ........................................             4,177              3,162
                                                                        ---------          ---------
     Total noncurrent liabilities .............................            12,946             41,122

Stockholders' equity
   Preferred stock, $.001 par value; 2,000,000 shares
     authorized, no shares issued .............................                --                 --
   Common stock, $.001 par value; 50,000,000 shares authorized,
     16,003,694 and 13,774,568 shares issued and outstanding
     (excluding 3,377 and 6,854 shares in treasury) ...........                16                 14
   Additional paid-in-capital .................................            35,741              6,736
   Retained earnings ..........................................            45,721             33,636
   Unearned compensation ......................................            (2,646)            (3,448)
   Minimum pension liability ..................................            (1,228)              (811)
   Foreign currency translation adjustments ...................             4,286              7,021
                                                                        ---------          ---------
     Total stockholders' equity ...............................            81,890             43,148
                                                                        ---------          ---------
     Total liabilities and stockholders' equity ...............         $ 146,325          $ 139,274
                                                                        =========          =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY
CUNO Incorporated


                                                                                                          FOREIGN
                                                      ADDITIONAL                           MINIMUM       CURRENCY       TOTAL
                                              COMMON   PAID-IN    RETAINED    UNEARNED     PENSION      TRANSLATION  STOCKHOLDERS'
                                               STOCK    CAPITAL   EARNINGS   COMPENSATION  LIABILITY   ADJUSTMENTS     EQUITY
                                               -----    -------   --------   ------------  ---------   -----------     ------
                                                                                (in thousands)
BALANCE AT OCTOBER 31, 1994 ...............    $14    $  3,391     $  97,284     $  --       $  --       $ 5,777     $ 106,466


Net income ................................     --        --           6,101        --          --          --           6,101
Divisional equity retained by related party     --        --          (1,140)       --          --          --          (1,140)
Foreign currency translation adjustments ..     --        --            --          --          --           762           762
                                               ---    --------     ---------     -------     -------     -------     ---------
BALANCE AT OCTOBER 31, 1995 ...............     14       3,391       102,245        --          --         6,539       112,189
                                               ---    --------     ---------     -------     -------     -------     ---------
Net income ................................     --        --           5,593        --          --          --           5,593
Performance shares issued .................     --       3,448          --        (3,448)       --          --            --
Shares repurchased ........................     --        (103)         --          --          --          --            (103)
Dividends to related party ................     --        --         (36,943)       --          --          --         (36,943)
Transfer of related party debt ............     --        --         (30,000)       --          --          --         (30,000)
Divisional equity retained by related party     --        --          (7,259)       --          --          --          (7,259)
Foreign currency translation adjustments ..     --        --            --          --          --           482           482
Other .....................................     --        --            --          --          (811)       --            (811)

                                               ---    --------     ---------     -------     -------     -------     ---------
BALANCE AT OCTOBER 31, 1996 ...............     14       6,736        33,636      (3,448)       (811)      7,021        43,148
                                               ---    --------     ---------     -------     -------     -------     ---------
Net income ................................     --        --          12,085        --          --          --          12,085
Amortization of unearned compensation .....     --         112          --         1,291        --          --           1,403
Issuance of common stock ..................      2      28,101          --          --          --          --          28,103
Stock options exercised ...................     --          34          --          --          --          --              34
Stock awarded under employee stock plans ..     --         627          --          (489)       --          --             138
Foreign currency translation adjustments ..     --        --            --          --          --        (2,735)       (2,735)

Other .....................................     --         131          --          --          (417)       --            (286)
                                               ---    --------     ---------     -------     -------     -------     ---------
BALANCE AT OCTOBER 31, 1997 ...............    $16    $ 35,741     $  45,721     $(2,646)    $(1,228)    $ 4,286     $  81,890
                                               ===    ========     =========     =======     =======     =======     =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CUNO Incorporated

YEAR ENDED OCTOBER 31,                                                 1997              1996             1995
                                                                     --------          --------          -------
                                                                                   (in thousands)
OPERATING ACTIVITIES
   Net income ..............................................         $ 12,085          $  5,593          $ 6,101

   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation and amortization .........................            7,319             7,475            7,929
     Compensation recognized under employee stock plans ....            1,560                --               --
     Loss on sale of property, plant and equipment .........               25                --               --
     Pension costs in excess of funding ....................              926               692            1,019
     Deferred income taxes .................................           (1,470)             (239)          (1,222)
   Changes in operating assets and liabilities:
     Accounts receivable ...................................           (7,751)           (5,050)          (3,839)
     Inventories ...........................................           (3,979)            3,224             (636)
     Payables to related party .............................          (10,408)           (3,833)          (3,128)
     Accounts payable and accrued expenses .................            3,130             2,425            1,477
     Accrued income taxes ..................................            1,551            (3,236)             335
     Prepaid expenses and other ............................             (279)              838             (292)
                                                                     --------          --------          -------
Net cash provided by operating activities ..................            2,709             7,889            7,744

INVESTING ACTIVITIES
   Proceeds from sale of property, plant and equipment .....              148                43              113
   Investment in intangibles ...............................               --                --             (343)
   Capital expenditures ....................................           (7,589)           (6,325)          (5,234)
                                                                     --------          --------          -------
Net cash used for investing activities .....................           (7,441)           (6,282)          (5,464)

FINANCING ACTIVITIES
   Proceeds from long-term debt ............................           11,400            61,000            4,012
   Principal payments on long-term debt ....................          (39,621)          (30,987)          (4,900)
   Net borrowings under bank loan agreements ...............            7,706             1,311              880
   Assumed debt paid to related party ......................               --           (30,000)              --
   Dividends paid to related party .........................           (4,515)           (3,534)              --
   Proceeds from issuance of common stock ..................           28,103                --               --
   Proceeds from stock options exercised ...................               34                --               --
   Conversion of other assets ..............................               --              (701)               1
                                                                     --------          --------          -------
Net cash provided by (used for) financing activities .......            3,107            (2,911)              (7)

Effect of exchange rate changes on cash and cash equivalents             (203)             (192)              59
                                                                     --------          --------          -------
Net change in cash and cash equivalents ....................           (1,828)           (1,496)           2,332
Cash and cash equivalents at beginning of year .............            5,244             6,740            4,408
                                                                     --------          --------          -------
Cash and cash equivalents at end of year ...................         $  3,416          $  5,244          $ 6,740
                                                                     ========          ========          =======

SUPPLEMENTAL DISCLOSURES
Cash paid during the year for:
     Interest ..............................................         $  1,730          $    694          $   716
     Income taxes ..........................................            6,211             9,732            4,338

Noncash transactions:
     Assumption of debt from related party .................         $     --          $ 30,000          $    --
Receivable from related party offset against dividend
        payable to related party ...........................               --            28,797               --
     Dividends declared to related party but unpaid ........               --             4,612               --


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CUNO Incorporated

NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES

ORGANIZATION

      On July 11, 1996, Commercial Intertech Corp. ("Commercial Intertech") initiated a plan to separate its Fluid Purification group subsidiaries and divisions (the "Company" or "CUNO") from the rest of Commercial Intertech's businesses in a tax-free transaction, subject to regulatory approval. The following companies and divisions made up the Fluid Purification Group companies
- CUNO Incorporated, USA; CUNO Pacific Pty., Ltd., Australia; Commercial Intertech do Brasil, Ltda., Brazil; CUNO Europe S.A., France; CUNO KK, Japan; CUNO Filtration Asia Pte. Ltd., Singapore; and divisions located in England, Germany and Italy.

      On July 29, 1996, Commercial Intertech declared a distribution of 100 percent of its interest in the Company to be effected by a distribution on September 10, 1996 of one share of common stock of the Company for each share of Commercial Intertech held by existing stockholders of Commercial Intertech, based on a record date of August 9, 1996. On that date, there were approximately 13,566,000 common shares of Commercial Intertech outstanding.

      As part of the distribution, the Company's Articles of Incorporation were amended to provide for the authorization of 2,000,000 shares of $.001 par value Preferred Stock and 50,000,000 shares of $.001 par value Common Stock. No preferred shares were issued with the distribution (see Note 4).

      In conjunction with the reorganization, the Company assumed $30,000,000 of Commercial Intertech's debt which was accounted for as a dividend to Commercial Intertech. The dividend was paid out of the proceeds from a credit facility entered into by the Company shortly after the reorganization (see Note 3). In addition, the Company declared an additional dividend of $35,675,000 payable to Commercial Intertech. Of this amount, $28,797,000 was offset against the Company's receivable from Commercial Intertech which existed prior to the dividend declaration. Further, CUNO Pacific Pty. Ltd. declared and paid a $1,268,000 dividend in February 1996. No dividends remained unpaid at October 31, 1997.

      The Company designs, manufactures and markets a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. The Company's products, which include proprietary depth filters and semi-permeable membrane filters, are sold in the healthcare, fluid processing and potable water markets throughout the world.

      The accounts of the Company represent the consolidation of all entities formerly organized as the Fluid Purification Group of Commercial Intertech. The transfer of Commercial Intertech's interests and assets in the business and divisions which comprise the Company has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests as of the time of the combination. Accordingly, the historical basis is carried over. The Company's stockholders' equity has been retroactively restated as if the reorganization had occurred at the beginning of the earliest period presented. For periods prior to the reorganization, the accompanying consolidated financial statements represent the financial condition and results of operations as if the Company were a stand-alone corporation. References to subsidiaries include those companies and divisions which have been organized under the consolidated Company. All significant transactions between the Company and its subsidiaries have been eliminated.

      The Company and Commercial Intertech entered into a Tax Allocation Agreement providing, among other things, for the respective rights and obligations of Commercial Intertech and the Company concerning tax liabilities (including the allocation of and indemnification for tax liabilities) in connection with the distribution. In addition, the Company and Commercial Intertech entered into a Distribution and Interim Services Agreement which provided that certain services which had historically been provided to the Company by Commercial Intertech would continue to be provided to the Company following the Distribution Date, at rates specified in such agreement, for a period of up to 12 months following the Distribution Date, with certain exceptions. The Tax Allocation Agreement and Distribution and Interim Services Agreement have not resulted in expenses materially different from those reflected in the financial statements for periods prior to the reorganization. The Company also incurs certain additional costs as a stand-alone public company which it did not as a wholly owned subsidiary.

      During much of fiscal 1997, Commercial Intertech continued to provide certain management and administrative services to the Company. Amounts of Commercial Intertech's general corporate, accounting, legal and other administrative costs related to such services have been allocated to the Company based on actual dollars spent or the relative percentage of time each department spent providing services to the Company. Management believes that this allocation method provided the Company with a reasonable amount of such expenses. No significant amount of services have been, or are expected to be, provided subsequent to October 31, 1997. Amounts related to such previously provided services have been fully paid.

CONSOLIDATION

      The accounts of the Company and all of its subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation.

INVENTORIES

      Inventories are stated at the lower of cost or market. Inventories in the United States are primarily valued by the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO). Approximately 48 percent in both 1997 and 1996 of worldwide inventories are accounted for using the LIFO method. Inventories as of October 31 consisted of the following (in thousands):

                                       1997       1996
                                      ------      -----
Raw materials ...............       $  8,167   $  7,574
Work in process .............          3,661      2,279
Finished goods ..............         10,219      9,296
                                      ------      -----
                                     $22,047    $19,149
                                     =======    =======

      If all inventories were valued by the FIFO method, which approximates replacement cost, inventories would have been $2,625,000 higher in 1997 and $2,296,000 higher in 1996.

INTANGIBLES

      Intangible assets at October 31 are summarized as follows (in thousands):

                                              1997       1996
                                             -------    -------
Goodwill, less
  accumulated amortization
  (1997 - $6,142; 1996 - $5,519)             $15,541    $16,164
Other intangibles, less accumulated
  amortization (1997 - $22,982;
  1996 - $21,833)                              2,382      3,531
                                             -------    -------
                                             $17,923    $19,695
                                             =======    =======

      Goodwill, which is the excess of cost over the fair value of net assets acquired, generally is amortized on a straight-line basis over periods of up to 40 years.

      Other intangibles, including patents, know-how and trademarks, are stated at their appraised value on the acquisition date less accumulated amortization, which is provided using the straight-line method over periods ranging from 10 to 25 years.

PROPERTIES AND DEPRECIATION

      Property, plant and equipment are recorded at cost. Buildings and equipment are depreciated principally by the straight-line method over their useful lives - which range from 10 to 40 years for buildings and 2.5 to 20 years for machinery and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS

      In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is required. To date, there have been no facts or circumstances indicating any impairment.

INCOME TAXES

      The Company uses the liability method in measuring the provision for income taxes and recognizing deferred income tax assets and liabilities on the balance sheet. Deferred income tax assets and liabilities principally arise from differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred income tax balances are determined by using provisions of the enacted tax laws; the effects of future changes in tax laws or rates are not anticipated.

      Provisions are made for appropriate income taxes on undistributed earnings of foreign subsidiaries which are expected to be remitted to the parent company in the near term. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of any unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

TRANSLATION OF FOREIGN CURRENCIES

      The financial statements of foreign entities are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. Under this method, revenue and expense accounts are translated at the average exchange rate for the year, while all assets and liability accounts are translated into U.S. dollars at the current exchange rate. Resulting translation adjustments are recorded as a separate component of stockholders' equity and do not affect income determination.

      The Company's subsidiary in Brazil has been operating in a highly inflationary country. Accordingly, the U.S. dollar is the functional currency, and translation adjustments are recorded in income. The Company anticipates it will cease treating Brazil as a highly inflationary economy during the first quarter of fiscal 1998, and the Brazilian Real will become the new functional currency. Management is currently assessing the impact of this change on future results.

CASH EQUIVALENTS

      The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents consist of time deposits in financial institutions.

REVENUE RECOGNITION

      Revenue is recognized when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which is considered to have occurred upon shipment of the finished product.

RESEARCH AND DEVELOPMENT

      Costs associated with the development of new products and improvements to existing products are charged to operations as incurred. Research and development costs were $5,343,000, $4,306,000 and $3,305,000 in 1997, 1996 and
1995, respectively.

ADVERTISING

      Advertising costs are expensed as incurred and included in "selling, general and administrative expenses." Advertising expenses were $3,868,000, $3,124,000 and $2,906,000 in 1997, 1996 and 1995, respectively.

DISTRIBUTION AND OTHER NONRECURRING COSTS

      Distribution and other nonrecurring costs represent incremental costs to the Company associated with the 1996 reorganization. Such costs are primarily comprised of professional service fees and costs associated with combining operations under a unified management.

EMPLOYEE STOCK OPTIONS

      The Company accounts for employee stock options under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accounting for the issuance of stock options under the provisions of APB Opinion No. 25 typically does not result in compensation expense for the Company since the exercise price of options is normally established at the market price of the Company's common stock on the date granted.

EARNINGS PER SHARE

      In determining the weighted-average number of common shares outstanding during 1996 and 1995, it was assumed that the shares issued in conjunction with the reorganization were outstanding during each of these years. Fully diluted earnings per share are not presented since the effect of other common stock equivalents on the earnings per share calculation was not material.

USES OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NEWLY ISSUED ACCOUNTING STANDARDS

      In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." The Company will adopt this standard, as required, in the first quarter of its fiscal 1998 year. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods presented. Had this standard been adopted in fiscal 1997, the Company would have reported basic earnings per share of $0.83 and diluted earnings per share of $0.81.

      In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Comprehensive income is the change in equity of a business during a period from transactions and other events from nonowner sources (i.e., normal business transactions - excludes shareholder-related transactions). This statement requires that all items recognized under accounting standards as comprehensive income be classified as such by their nature in a financial statement. As required, the Company expects to adopt this standard in fiscal 1999.

      In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires that business enterprises report in their footnotes certain revenue, expense, profit and asset information by operating segment and other related disclosures. Operating segments are components of an enterprise whose performance is regularly reviewed by management. As required, the Company expects to adopt this standard in fiscal 1999.

RECLASSIFICATIONS

      Certain reclassifications have been made to the prior-year amounts to conform to the current-year presentation.

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment is comprised of the following (in thousands):

                                       1997       1996
                                     -------     ------
Land and land improvements ....    $   6,292   $  6,495
Buildings .....................       25,696     26,301
Machinery and equipment .......       60,731     58,749
Construction in progress ......        7,353      4,605
                                     -------     ------
                                     100,072     96,150
Less depreciation
and amortization ..............       51,543     47,949
                                     -------     ------
                                    $ 48,529    $48,201
                                    ========    =======

      Depreciation expense was $5,674,000 in 1997, $5,614,000 in 1996 and $5,330,000 in 1995.

NOTE 3 - DEBT

      Long-term debt obligations are summarized below (in thousands):

                                       1997       1996
                                       ----       ----
Revolving credit ...............      $3,000    $31,000
Mortgages ......................       2,652      3,675
Other ..........................         700         59
                                      ------    -------
                                       6,352     34,734
Less current portion ...........       1,573        962
                                      ------    -------
                                      $4,779    $33,772
                                      ======    =======

      The Company has a senior unsecured revolving credit facility which matures in 2001. The Company pays a variable per-annum fee on the unused amount of the commitment, payable quarterly in arrears. The rate was 0.10 percent at October 31, 1997. The interest rate on outstanding borrowings at October 31, 1997 was
5.875 percent. The facility has interest options determinable by the Company based upon prime or LIBOR rates, plus an applicable margin. The credit agreement includes covenants which require the Company to meet certain financial ratios. The Company was in compliance with these covenants as of and for the year ended October 31, 1997. The Company is prohibited from declaring dividends during fiscal 1998. However, the Company may repurchase a maximum of $5,000,000 in treasury stock during 1997 and 1998 for its employee benefit plans.

      Mortgages relate to two manufacturing facilities. Two loans relating to a Japanese manufacturing facility bear interest at 1.75 and 1.88 percent, and mature through the year 2000. One of the two loans is secured with property and equipment in Kita-Ibaragi, Japan (net book value at October 31, 1997 - $5,174,000). The second loan is unsecured. A facility located in Enfield, Connecticut collateralizes a loan which bears interest at 5.0 percent, also maturing in the year 2000. The Enfield facility's net book value at October 31, 1997 was $3,710,000.

      Principal payments due after October 31, 1997 are (in thousands):

      1998 .....................        $1,573
      1999 .....................           884
      2000 .....................           895
      2001 .....................         3,000

      The Company had available unused short-term lines of credit in various countries totaling approximately $19.8 million at October 31, 1997. Borrowings under the unused short-term lines of credit are subject to the lender's approval.

      Outstanding bank loans at October 31, 1997 and 1996 had weighted-average interest rates of 1.8 percent and 1.4 percent, respectively. The bank loans and unused short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit.

NOTE 4 - CAPITAL STOCK

      The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share.

COMMON STOCK

      In conjunction with the reorganization, 13,565,922 shares of Common Stock were issued, excluding shares of Common Stock reserved for issuance upon exercise of options granted under the Company's Stock Option Plans. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by stockholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preferences of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may issue in the future.

PUBLIC OFFERING OF COMMON STOCK

      In May 1997, the Company completed an equity offering of 2,165,000 shares of Common Stock. Proceeds to the Company, net of related costs of the offering, totaled $28.1 million. The proceeds were used to retire indebtedness and for working capital and general corporate purposes.

PREFERRED STOCK

      The authorized class of Preferred Stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof as the Board of Directors determines. The rights, priorities, preferences, qualifications, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, the Board is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding.

STOCKHOLDER RIGHTS PLAN

      Prior to the spin-off, the Company adopted a Stockholder Rights Plan, pursuant to which a preferred share purchase right (a "Right") is associated with, and trades with, each share of Common Stock outstanding.

      Each Right, when it becomes exercisable, entitles its holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock"), par value $.001 per share, of the Company at a price of $60 per one-hundredth share, subject to adjustment.

      The Rights are not exercisable until the earlier of (i) the acquisition of 15 percent or more of the Company's Common Stock by a person or group of affiliated persons (an "Acquiring Person"); or (ii) 10 days following the commencement or announcement of an intention to make a tender or exchange offer which would result in a person or group becoming an Acquiring Person.

      Each holder of a Right will have the right to receive, upon exercise, the number of shares of Common Stock or one-hundredths of a share of Series A Preferred Stock having a value (immediately prior to such triggering event) equal to two times the exercise price of such Right.

      In the event that the Company is acquired in a merger or acquisition, as defined, each holder of a Right shall have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 8, 2006.

NOTE 5 - OPERATING LEASES

      The Company has entered into certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $1,992,000 in 1997, $1,672,000 in 1996 and $1,729,000 in 1995.

      Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at October 31, 1997 were as follows (in thousands):

      1998                                  $1,568
      1999                                   1,185
      2000                                     447
      2001                                     233
      2002                                      62
      Thereafter                               221
                                            ------
      Total minimum lease payments          $3,716
                                            ======

NOTE 6 - BENEFIT PLANS

      The Company has noncontributory defined benefit plans for substantially all of its United States employees. Pension benefits for the hourly employees covered by these plans are expressed as a flat benefit rate times years of continuous service. Benefits for salaried employees are based upon a percentage of the employee's average compensation during the preceding 10 years, reduced by 50 percent of the Social Security Retirement Benefit. The Company funds amounts at least sufficient to exceed the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be deemed appropriate.

      The Company also accounts for pension costs under the provisions of SFAS No. 87 for contributory defined benefit pension plans covering its employees in Japan. Benefits under these plans are based on years of service and compensation in the period immediately preceding retirement. Funding is predicated on minimum contributions as required by local laws and regulations plus additional amounts, if any, as may be deemed appropriate. Some employees of other foreign operations also participate in postemployment benefit arrangements not subject to the provisions of SFAS No. 87.

      The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31, 1997 and 1996 for the Company's U.S. and foreign defined benefit pension plans. Other foreign pension plans do not determine net assets or the actuarial present value of accumulated benefits as calculated and disclosed herein (in thousands):

                                                                   1997                                 1996
                                                       ------------------------------         -----------------------------
                                                      PLANS WHOSE        PLANS WHOSE        PLANS WHOSE        PLANS WHOSE
                                                     ASSETS EXCEED       ACCUMULATED       ASSETS EXCEED       ACCUMULATED
                                                     ACCUMULATED          BENEFITS           ACCUMULATED        BENEFITS
                                                       BENEFITS         EXCEED ASSETS         BENEFITS        EXCEED ASSETS
                                                       --------         -------------         --------        -------------
Actuarial present value of benefit obligations:
Vested benefit obligation .....................        $(14,510)         $  (5,548)         $ (12,401)          $(5,145)
                                                       ========          =========          =========           =======

Accumulated benefit obligation ................        $(16,056)         $  (7,666)         $ (13,257)          $(6,814)
                                                       ========          =========          =========           =======
Projected benefit obligation ..................        $(18,453)         $  (9,896)         $ (15,335)          $(9,232)
                                                       ========          =========          =========           =======
Market value of plan assets ...................        $ 19,417          $   4,752          $  14,953           $ 4,679
                                                       ========          =========          =========           =======
Projected benefit obligation
   less than (in excess of ) plan assets ......             964             (5,144)              (382)           (4,553)
Unrecognized net (gain) loss ..................          (3,826)             2,548             (1,351)            2,170
Unrecognized prior service cost ...............           1,908                  -              1,132                 -
Unrecognized transition obligation ............              32                468                  -               567
Additional minimum liability ..................             (13)              (872)                 -              (408)
                                                       --------          ---------          ---------           -------
Net pension liability recognized
   in the consolidated balance sheets .........        $   (935)         $  (3,000)         $    (601)          $(2,224)
                                                       ========          =========          =========           =======

      Plan assets at October 31, 1997 are invested in restricted mutual funds, various corporate and government bonds and listed stocks, including Common Stock of the Company having a market value of $1,700,000 at that date.

      A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below (in thousands):

                                                                       1997                1996               1995
                                                                      ------              ------             ------
Defined benefit plans:
   Service cost ............................................          $1,563              $1,651             $1,337
   Interest cost ...........................................           1,503               1,049              1,065
   Actual return on plan assets ............................          (1,337)             (1,930)            (1,785)
   Net amortization and deferral ...........................              96               1,369              1,145
                                                                      ------              ------             ------
        Net pension expense ................................           1,825               2,139              1,762

Other plans:
   Foreign plans ...........................................             271                 273                218
                                                                      ------              ------             ------
           Total pension expense ...........................          $2,096              $2,412             $1,980
                                                                      ======              ======             ======

      Assumptions used in the accounting for the defined benefit plans as of October 31 were:

                                                                       1997                1996               1995
                                                                       ----                ----               ----
DOMESTIC PLANS
Weighted-average discount rate .............................           7.25%              7.75%               7.25%
Rates of increase in compensation levels ...................            5.0%               5.0%                4.5%
Expected long-term rate of return on assets ................           10.0%              10.0%               10.0%

CUNO KK (JAPAN) PLAN
Weighted-average discount rate .............................            3.5%               4.0%                4.0%
Rates of increase in compensation levels ...................            3.5%               4.0%                5.0%
Expected long-term rate of return on assets ................            3.5%               4.5%                5.5%

      The Company sponsors a defined contribution plan that provides all domestic employees of the Company an opportunity to accumulate funds for their retirement. The Company currently matches 50 percent of employee contributions up to six percent of qualified wages. Company matching contributions charged to income amounted to $541,000 and $43,000 in 1997 and 1996, respectively. Company matching contributions are invested in shares of the Company's common stock.

NOTE 7 - INCOME TAXES

      The components of income before income taxes and the provision (benefit) for income taxes are summarized as follows (in thousands):

                                                        1997                 1996                1995
                                                      --------             --------             -------
Income before income taxes
     Domestic ................................        $ 12,572             $  3,436             $ 3,652
     Foreign .................................           6,021                7,575               5,911
                                                      --------             --------             -------
                                                        18,593               11,011               9,563

Provision (benefit) for income taxes
   Current
     Domestic - Federal ......................           4,533                1,947               1,466
                State and local ..............             737                  722                 368
     Foreign .................................           3,068                2,960               3,546
     Benefit of operating loss carryforwards..            (544)                (336)               (683)
                                                      --------             --------             -------
                                                         7,794                5,293               4,697
   Deferred
     Domestic - Federal ......................            (422)                  79                (633)
                State and local ..............              (8)                   4                 (95)
     Foreign .................................            (856)                  42                (507)
                                                      --------             --------             -------
                                                        (1,286)                 125              (1,235)
                                                      --------             --------             -------
                                                         6,508                5,418               3,462
                                                      --------             --------             -------
Net income
     Domestic ................................           7,732                  684               2,546
     Foreign .................................           4,353                4,909               3,555
                                                      --------             --------             -------
                                                      $ 12,085             $  5,593             $ 6,101
                                                      ========             ========             =======

      A reconciliation of the effective income tax rate to the statutory U.S. federal rate follows:

                                                              1997                1996                1995
                                                              ----                ----                ----
Statutory U.S. federal income tax rate ............           35.0%               35.0%               35.0%
State and local taxes on income net of
   domestic federal income tax benefit ............            2.6                 4.4                 1.9
Impact of foreign subsidiaries on effective rate...             .6                (2.8)                4.0
Benefit of operating loss carryforwards ...........           (2.9)               (3.1)               (7.1)
Nonrecurring distribution costs ...................              -                11.9                   -
Goodwill with no U.S. tax benefit .................            1.6                 3.1                 4.7
All other .........................................           (1.9)                 .7                (2.3)
                                                              ----                  --                ----
    Effective income tax rate .....................           35.0%               49.2%               36.2%
                                                              ====                ====                ====

      Significant components of the Company's deferred income tax liabilities and assets as of October 31 are as follows (in thousands):

                                                                       1997                 1996              1995
                                                                      ------               ------            ------
Deferred income tax liabilities:
   Property, plant and equipment ...............................      $4,051               $4,508            $4,925
   Other .......................................................         460                   61                87
                                                                      ------               ------            ------
     Total deferred income tax liabilities .....................       4,511                4,569             5,012
Deferred income tax assets:
   Pension liability ...........................................       1,542                  942               684
   Employee benefits ...........................................       2,118                1,919             2,209
   Net operating loss carryforwards ............................         999                1,061             1,832
   Inventory valuation allowance ...............................         660                1,001               877
   Net operating loss carryback ................................         287                1,309             1,309
   Other .......................................................       2,372                1,061             1,632
                                                                      ------               ------            ------
     Total deferred income tax assets ..........................       7,978                7,293             8,543
   Valuation allowance for deferred income tax assets ..........         517                1,061             1,832
                                                                      ------               ------            ------
     Deferred income tax assets less allowance .................       7,461                6,232             6,711
                                                                      ------               ------            ------
         Net deferred income tax assets ........................      $2,950               $1,663            $1,699
                                                                      ======               ======            ======

      The decrease in the 1997 valuation allowance is the result of the utilization of net operating loss carryforwards. Although realization of the net deferred income tax assets is not assured, management believes it is more likely than not that all of the remaining net deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

      The tax benefits from net operating loss carryforwards relate to operations in Brazil, Germany and Italy. The net operating loss carryforwards in Brazil and Germany are available indefinitely and the carryforwards in Italy are available for five years.

NOTE 8 - RELATED PARTY TRANSACTIONS

      Transactions with Commercial Intertech (former parent - see Note 1) included in the balance sheets as "Dividends payable to related party" and "Payable to related party" represented a net balance as a result of various transactions between the Company and Commercial Intertech. These accounts were short-term and non-interest bearing. Prior to the reorganization, the payable or receivable balance was primarily the result of the Company's participation in Commercial Intertech's domestic cash management system as all excess cash was remitted to Commercial Intertech and certain disbursements were made by Commercial Intertech. Also included are transactions relating to the Company's federal income tax liability and other corporate charges. Transactions with other Commercial Intertech subsidiaries are included in the "Other" classification. A summary of transactions follows (in thousands):

                                                                       1997                1996               1995
                                                                    --------             -------            -------
(Payable) receivable at beginning of year ..................        $(10,184)            $18,767            $15,104
Net cash remitted to Commercial Intertech ..................          12,806              22,145             15,084
Administrative expenses ....................................          (3,052)            (11,835)            (9,869)
Payment of dividends .......................................              -              (31,063)                 -
Other ......................................................             430              (8,198)            (1,552)
                                                                    --------             -------            -------
(Payable) receivable at end of year ........................        $      -            $(10,184)           $18,767
                                                                    ========            ========            =======

NOTE 9 - SEGMENT REPORTING

      The Company has a single industry segment which is engaged in the design, manufacture and sale of products in the fluid purification industry. In the following table, data in the column labeled "Europe" pertains to subsidiaries operating within the European Economic Community. Data in the "Other" column pertains to operations based in Singapore, Australia and Brazil.

      Operating income represents total revenue less total operating expenses. Identifiable assets are those assets used in the operations of each business or geographic area or which are allocated when used jointly.


                                 GEOGRAPHIC AREA

1997                                  UNITED STATES    EUROPE         JAPAN       OTHER     ELIMINATION   CONSOLIDATED
----                                  -------------    ------         -----       -----     -----------   ------------
Sales to customers ...............        $94,347      $28,756       $29,520     $34,855      $     -        $187,478
Inter-area sales .................         20,588        1,695           554       2,987      (25,824)              -
                                          -------      -------       -------     -------      ------         --------
Total net sales ..................        114,935       30,451        30,074      37,842      (25,824)        187,478
Operating income .................         11,999        2,304           143       5,785            -          20,231
Identifiable assets ..............         79,380       17,883        28,013      17,633            -         142,909
Corporate assets .................                                                                              3,416
Total assets .....................                                                                            146,325


1996                                  UNITED STATES    EUROPE         JAPAN       OTHER     ELIMINATION   CONSOLIDATED
----                                  -------------    ------         -----       -----     -----------   ------------
Sales to customers ...............        $86,394      $30,541       $28,778     $33,355      $     -        $179,068
Inter-area sales .................         16,894        1,305           300          41      (18,540)              -
                                          -------      -------       -------     -------      ------         --------
Total net sales ..................        103,288       31,846        29,078      33,396      (18,540)        179,068
Operating income .................          1,935        2,923         1,269       5,779            -          11,906
Identifiable assets ..............         74,647       17,350        24,948      17,085            -         134,030
Corporate assets .................                                                                              5,244
Total assets .....................                                                                            139,274


1995                                  UNITED STATES    EUROPE         JAPAN       OTHER     ELIMINATION   CONSOLIDATED
----                                  -------------    ------         -----       -----     -----------   ------------
Sales to customers ...............        $74,893      $27,700       $30,508     $29,598      $     -        $162,699
Inter-area sales .................         16,516        1,423           593       1,470      (20,002)              -
                                          -------      -------       -------     -------      ------         --------
Total net sales ..................         91,409       29,123        31,101      31,068      (20,002)        162,699
Operating income .................          1,607        2,351         2,533       4,349            -          10,840
Identifiable assets ..............        101,640       11,381        26,595      16,471            -         156,087
Corporate assets .................                                                                              6,740
Total assets .....................                                                                            162,827

      The information presented above may not be indicative of results if the geographic areas were independent organizations.

      Net assets of foreign subsidiaries at October 31, 1997 and 1996 were $25,672,000 and $24,043,000, respectively, of which net current assets were $12,022,000 and $9,677,000, respectively.

NOTE 10 - STOCK OPTIONS AND AWARDS


      In September 1996, the Company adopted and approved a stock option and award plan which allows for the grant of a number of stock incentive instruments, including nonqualified and incentive stock options, restricted stock, performance shares and stock appreciation rights which may be granted as part of a stock option or as a separate right to the holders of any rights previously granted. The plan permits the granting of such stock awards of up to 1,200,000 shares of Common Stock. Accordingly, such shares have been authorized and reserved.

      The options are exercisable at various dates and have varying expiration dates. Approximately 546,359 shares of Common Stock are reserved for issuance to key employees and nonemployee directors under the provisions of these option and award plans as of October 31, 1997. Of the 353,961 stock options which were granted during 1996, 81,961 related to Commercial Intertech options held by Company executives prior to the September 10, 1996 distribution date. Such options were issued in a manner to preserve the economic position of the option holders which existed prior to the distribution. No accounting expense was charged to earnings in connection with this issuance.

      Awards of performance shares totaled 11,000 and 215,500 in 1997 and 1996, respectively. Restricted shares totaling 30,737 were converted at the time of the reorganization, and awards of restricted shares totaled 17,340 in 1997. When rights or awards are granted, associated compensation expense is accrued from the date of the grant to the date such options or awards are exercisable.

A summary of stock option activity follows:

                                                          SHARES UNDER OPTION       EXERCISE PRICE
Outstanding at October 31, 1995 .....................                 -                     -

Options granted .....................................           272,000                   $15.13
Related party options exchanged .....................            81,961            $7.47 - 10.99
                                                                -------             ------------
Outstanding at October 31, 1996 .....................           353,961            $7.47 - 15.13
                                                                -------             ------------

Options granted .....................................            13,500           $15.25 - 16.63
Options exercised ...................................            (5,288)                   $7.47
Options forfeited ...................................            (4,000)                  $15.13
Related party options exchanged .....................            19,829             $5.96 - 8.79
                                                                -------             ------------

Outstanding at October 31, 1997 .....................           378,002            $5.96 - 16.63
                                                                =======            =============

The following table summarizes information concerning currently outstanding options:

                        OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
     -----------------------------------------------------------           ----------------------------
                                       WEIGHTED-       WEIGHTED-                              WEIGHTED-
     RANGE OF                           AVERAGE         AVERAGE                                AVERAGE
     EXERCISE           NUMBER         REMAINING       EXERCISE              NUMBER           EXERCISE
      PRICES          OUTSTANDING        LIFE            PRICE             EXERCISABLE          PRICE
     $5 - $10            30,404          6.12           $ 8.64               30,404            $ 8.64
    $10 - $15            66,098          7.85           $10.82               13,220            $10.99
    $15 - $20           281,500          8.93           $15.17                7,000            $15.13
                        -------                                              ------
                        378,002                                              50,624

      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

      Pro forma information regarding net income and earnings per share is required by SFAS 123, "Accounting for Stock-Based Compensation," which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to October 31, 1995 under the fair-value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: Risk-free interest rates ranging from 5.7 percent to 6.2 percent, no dividend yield, expected volatility of the market price of Company Common Stock of 31 percent, and an expected option life of five years.

      The risk-free interest rates are based on short-term treasury bill rates. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

      The Company's pro forma information is as follows (dollars in thousands):

                                       1997       1996
                                     -------     ------
Net Income:
   As reported ................      $12,085     $5,593
   Pro forma ..................       11,618      5,548
Earnings per share:
   As reported ................         0.81       0.41
   Pro forma ..................         0.78       0.41

      These pro forma effects may not be representative of the effects on future years because of the prospective application required by SFAS 123, and the fact that options vest over several years and new grants generally are made each year.

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used by the Company in estimating its fair value disclosures of financial instruments:

CASH AND CASH EQUIVALENTS

      The carrying amounts reported in the balance sheets for cash and cash equivalents approximate fair value.

LONG- AND SHORT-TERM DEBT

      The carrying amounts of the Company's borrowings under its short-term credit agreements approximate their fair value. The fair values of the long-term debt are estimated using discounted cash flow analysis, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's long-term debt approximates its carrying value because of the variable interest rate of the majority of the debt.

The carrying amounts and fair values of the Company's financial instruments follows:

                                                           OCTOBER 31,
                                                  1997                    1996
                                                  ----                    ----
                                          CARRYING        FAIR     CARRYING     FAIR
                                            VALUE         VALUE      VALUE      VALUE
Cash and cash equivalents .........      $  3,416     $  3,416   $  5,244     $  5,244
Bank loans ........................        16,998       16,998     10,690       10,690
Long-term debt ....................         6,352        6,343     34,734       34,719


      The carrying amounts of accounts receivable, accounts payable and accrued expenses and amounts payable to related party approximates fair value because of the short-term nature of those transactions.

FOREIGN CURRENCY EXCHANGE CONTRACTS

      At times, the Company utilizes foreign currency exchange contracts to minimize the impact of currency fluctuations on identified transactions. At October 31, 1997 and 1996, the Company held contracts for $1,857,000 and $1,000,000, respectively, with fair values of $1,850,000 and $1,002,000, respectively. The fair value of foreign currency exchange contracts is estimated based on quoted exchange rates at year end. The forward contracts are an effective hedge against foreign currency fluctuations impacting the assets, liabilities or transactions being hedged. Therefore, the contracts have no income statement impact.

NOTE 12 - CONTINGENCIES

      The Company is, from time to time, subject to various legal actions, governmental audits, and proceedings relating to various matters incidental to its business including product liability and environmental claims. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, after reviewing such matters and consulting with the Company's counsel and considering any applicable insurance or indemnifications, any liability which may ultimately be incurred is not expected to materially affect the consolidated financial position, cash flows or results of operations of the Company.

NOTE 13 - QUARTERLY DATA (UNAUDITED)

1997                                              FIRST         SECOND          THIRD         FOURTH         TOTAL
                                                  -----         ------          -----         ------         -----
                                                              (in thousands, except per-share amounts)
Net sales ...............................       $ 44,839        $46,383        $48,135       $48,121       $187,478
Gross profit ............................         19,201         20,322         20,695        21,094         81,312
Net income ..............................          2,065          3,290          3,503         3,227         12,085

Earnings per common share ...............       $   0.15        $  0.24        $  0.22       $  0.20       $   0.81

1996                                              FIRST         SECOND          THIRD         FOURTH         TOTAL
                                                  -----         ------          -----         ------         -----
                                                              (in thousands, except per-share amounts)
Net sales ...............................       $ 41,004        $45,090        $48,542       $44,432       $179,068
Gross profit ............................         15,748         18,460         20,796        19,216         74,220
Distribution and other
   nonrecurring costs ...................             -              -           2,876         2,688          5,564
Net income (loss) .......................          1,851          3,251            630         (139)          5,593

Earnings (loss) per common share ........       $   0.14      $    0.24        $  0.05       $(0.01)       $   0.41

      In 1996, the Company incurred $2,876,000 or $0.21 per share during the third quarter of 1996 and $1,982,000 (net of income taxes of $706,000) or $0.15 per share, during the fourth quarter for distribution and other nonrecurring costs.

      Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

Stockholders and Board of Directors
CUNO Incorporated

      We have audited the accompanying consolidated balance sheets of CUNO Incorporated as of October 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUNO Incorporated at October 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.




/s/ Ernst & Young LLP

Hartford, Connecticut
December 11, 1997

SUMMARY OF FINANCIAL DATA(1)
CUNO Incorporated

                                                        1997       1996 (2)         1995         1994          1993
                                                        ----       --------         ----         ----          ----
                                                              (in thousands, except per-share data and ratios)
INCOME DATA
Net sales ......................................      $187,478     $179,068     $162,699     $143,111      $130,771
Gross profit ...................................        81,312       74,220       62,927       50,604        40,605
Operating income (loss) ........................        20,231       11,906       10,840        4,978        (1,678)
Income (loss) before income taxes ..............        18,593       11,011        9,563        2,043        (2,549)
Net income (loss) ..............................        12,085        5,593        6,101        1,807          (701)
Net income (loss) per share ....................          0.81         0.41         0.45         0.13        (0.05)

OTHER FINANCIAL DATA
Total assets ...................................      $146,325     $139,274     $162,827     $153,071      $145,952
Working capital ................................        24,949       13,631       49,174       42,227        36,541
Net plant investment ...........................        48,529       48,201       47,931       48,332        49,555
Gross capital expenditures .....................         7,589        6,472        5,728        3,816         3,241
Long-term debt .................................         4,779       33,772        4,060        5,175         5,580
Stockholders' equity ...........................        81,890       43,148      112,189      106,446       103,743
Stockholders' equity per share .................          5.12         3.13         8.27         7.85          7.65

RATIOS
Gross profit to net sales ......................          43.4%        41.4%         38.7%        35.4%        31.1%
Net income to net sales ........................           6.4%         3.1%          3.7%         1.3%       (0.5)%
Effective income tax rate ......................          35.0%        49.2%         36.2%        11.6%        72.5%
Net income to average
     stockholders' equity ......................          19.3%         7.2%          5.6%         1.7%       (0.7)%
Ratio of current assets to current liabilities .           1.5:1        1.3:1        2.2:1         2.2:1        2.2:1
Ratio of long-term debt to stockholders' equity
     plus long-term debt .......................           5.5%        43.9%          3.5%         4.6%         5.1%

(1) In the Summary of Financial Data above, it was assumed that the common shares issued in conjunction with the reorganization were outstanding for years 1993 - 1996. However, the Company's allocation of debt and payment of dividends to Commercial Intertech, which resulted from the reorganization and as more fully described in the footnotes to the financial statements, are reflected in the 1996 and subsequent amounts only.

(2) Included in 1996 operating income and net income were distribution and other nonrecurring costs to the Company associated with the reorganization. These expenses totaled $4,858 (net of income taxes of $706).