Form 10-K, Exhibit 13
period 1998-10-31
CUNO INC
filed 1999-01-29
CIK 1019779

ABOUT THE COMPANY

Our History - 86 Years of Success

CUNO was the surname of the company founder, Charles Cuno, who began manufacturing operations in 1912 for a variety of products, primarily for automobiles, in Meriden, Connecticut. The Company was the Fluid Purification business of Commercial Intertech from 1986 until 1996. In September, 1996 CUNO Incorporated became an independent, publicly traded company (NASDAQ: CUNO).

Description of Business

CUNO Incorporated is a world leader in the design, manufacturing, and marketing of a comprehensive line of filtration products and systems for the separation, clarification, and purification of liquids and gases. CUNO's core technologies in the materials sciences have generated superior performing membranes, surface chemistries, depth filters, cleanable filters, filter housings, conditioners, and systems.

The Company's objective is to provide high value-added products and premium customer service. The Company's commitment includes designating its own scientists with specific industry experience to collaborate with customers to develop quality, as well as cost effective, solutions to difficult filtration problems. This effort provides application expertise within the Company and aids in the development and design of new products.

A broad array of patented and proprietary filter products; new product introductions for 1999 and beyond; and an R&D team actively engaged in the continuous development of even more innovative filtration solutions, position CUNO to serve industry's needs.

Market Price Data

The Company's Common Stock is quoted on the NASDAQ market under the symbol CUNO. The following table shows the quarterly high and low prices for the last two fiscal years.

QUARTER                      1998                               1997
                   High              Low               High               Low

First             $18.38            $14.75            $17.63            $13.88

Second             22.00             16.63             17.13             13.25

Third              22.38             18.75             17.38             13.25

Fourth             21.00             10.63             19.13             14.00

As of October 31, 1998, CUNO had approximately 3,000 shareholders of record. CUNO has not paid dividends on its common stock since its inception and does not intend to pay dividends in the foreseeable future.

Investor Contact: Frederick C. Flynn Jr., Senior Vice President and Chief Financial Officer (203) 238-8847

SUMMARY OF FINANCIAL DATA (1)

   (in thousands except per-share data and ratios)

                                                       1998 (2)             1997         1996 (3)             1995             1994
                                                       --------         --------         --------         --------         --------
INCOME DATA
Net sales                                              $198,845         $187,478         $179,068         $162,699         $143,111
Gross profit                                             86,304           81,312           74,220           62,927           50,604
Operating income                                         11,923           20,231           11,906           10,840            4,978
Income before income taxes                               11,249           18,593           11,011            9,563            2,043
Net income                                                6,355           12,085            5,593            6,101            1,807
Basic earnings per share                                   0.40             0.83             0.41             0.45             0.13
Diluted earnings per share                                 0.39             0.81             0.41             0.45             0.13

OTHER FINANCIAL DATA
Total assets                                            170,842          146,325          139,274          162,827          153,071
Working capital                                          31,164           24,949           13,631           49,174           42,227
Net plant investment                                     56,072           48,529           48,201           47,931           48,332
Gross capital expenditures                               11,860            7,589            6,472            5,728            3,816
Long-term debt                                           15,437            4,779           33,772            4,060            5,175
Stockholders' equity                                     89,577           81,890           43,148          112,189          106,446

RATIOS
Gross profit to net sales                                  43.4%            43.4%            41.4%            38.7%            35.4%
Net income to net sales                                     3.2%             6.4%             3.1%             3.7%             1.3%
Effective income tax rate                                  43.5%            35.0%            49.2%            36.2%            11.6%
Net income to average stockholders' equity                  7.4%            19.3%             7.2%             5.6%             1.7%
Ratio of current assets to current liabilities            1.5:1            1.5:1            1.3:1            2.2:1            2.2:1
Ratio of long-term debt to stockholders' equity
     plus long-term debt                                   14.7%             5.5%            43.9%             3.5%             4.6%

(1) In the Summary of Financial Data above, it was assumed that the common shares issued in conjunction with the spin-off were outstanding for years 1994 - 1996. However, the Company's allocation of debt and payment of dividends to Commercial Intertech, which resulted from the spin-off and as more fully described in the footnotes to the financial statements, are reflected in the 1996 and subsequent amounts only.

(2) Included in the 1998 results are an unusual charge for inventory write-down reducing gross profit by $2,245 and reorganization and other unusual charges of $7,439, reducing operating income by $9,684 and net income by $6,937 (net of income taxes of $2,747), or $0.43 per share. See Note 2.

(3) Included in 1996 operating income and net income were distribution and other nonrecurring costs associated with the spin-off. These expenses totaled $4,858 (net of income taxes of $706).

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 1998-1996

YEAR ENDED OCTOBER 31, 1998 COMPARED TO YEAR ENDED OCTOBER 31, 1997

NET SALES

       Net sales of $198.8 million in fiscal year 1998 represented a 6.1 percent increase over net sales of $187.5 million in fiscal year 1997. The effects of foreign currency fluctuations reduced net sales in fiscal year 1998 by $9.0 million as compared to fiscal year 1997. Had currency values remained unchanged from fiscal year 1997, net sales in fiscal year 1998 would have been $207.9 million, or 10.9% greater than the prior year.

       The Company's US operations recorded net sales of $108.3 million in fiscal year 1998, $14.0 million greater than in fiscal year 1997, for a 14.8% improvement over the prior year. Sales by the new Water Group accounted for the majority of the increase. The Group's recently introduced new appliance filters designed for the OEM market, as well as the purchase of Chemical Engineering Corporation, a manufacturer of water treatment equipment in March 1998, were significant contributors to the increase. Additionally, sales into the healthcare market have continued to improve in the US while sales into the fluid processing market have remained relatively flat, most notably due to the sluggish microelectronics and oil & gas markets.

       The Company's overseas sales decreased $2.6 million or 2.8 percent in 1998 compared to 1997. Had the value of overseas currencies remained unchanged in fiscal 1998 as compared to fiscal 1997, sales for these operations would have increased $6.4 million or 6.9 percent. Local currency sales in Brazil increased
19.4 percent in fiscal 1998 reflecting strong double-digit improvements in both the fluid processing and potable water markets. In Australia, local currency sales improved 26.8 percent led by significant gains in the healthcare and potable water markets. In Brazil and Australia, the introduction of new products in the potable water market resulted in these operations growing at rates well above the overall market rate of growth. In Europe, sales increased 12.2 percent in local currency with the bulk of the gains being in the healthcare market. In both Japan and the other regions in Asia, sales into the microelectronics and oil & gas markets declined in 1998 reflecting the continuing depressed macroeconomic environment in the Pacific Rim. In Japan especially, the rate of capital spending and manufacturing activity slowed markedly in the last half of 1998, negatively impacting the fluid processing market.

       Overall, sales to the healthcare market increased 7.7 percent in fiscal year 1998 as compared to fiscal year 1997, to $61.2 million. Sales to the fluid processing market declined 8.1 percent in fiscal year 1998 to $73.8 million, and Water Group sales increased 26.7 percent to $63.8 million. Fluctuations in the value of foreign currency had a negative effect on all market sales in fiscal year 1998 as compared to fiscal year 1997, but impacted fluid processing the most. Had the value of foreign currency remained unchanged in fiscal year 1998 as compared to 1997, sales to the healthcare market would have increased 13.0 percent; sales to the fluid processing market would have decreased 2.8 percent; and, sales to the potable water market would have increased 30.3 percent.

GROSS PROFIT

       The Company's gross profit increased $5.0 million to $86.3 million in fiscal year 1998 from $81.3 million in 1997. Gross profit as a percentage of net sales remained constant at 43.4 percent. However, after adjusting for an unusual inventory write-down charge of $2.2 million associated with the Company's fourth quarter 1998 reorganization, the Company's gross profit increased $7.2 million, or 8.9% over the prior year. Similarly, after adjusting for the 1998 inventory write-down, gross profit as a percentage of sales improved to 44.5 percent from
43.4 percent in the previous year. In addition, the Company continued to benefit from the outsourcing of certain manufactured items, the implementation of programs to reduce the cost of internally manufactured products, and a comparatively favorable mix of sales and product initiatives. The Company's gross profit improved in spite of a strong US dollar prevailing throughout much of fiscal 1998. The strong US dollar negatively impacts the cost of products and components manufactured in the US and purchased by overseas affiliates.

OPERATING EXPENSES

       Selling, general and administrative expenses increased $4.7 million in fiscal 1998 over fiscal 1997, representing a 9.3 percent increase. Selling expenses increased $5.3 million in 1998, or 19.5 percent, reflecting the continued growth of programs to expand the market position of the Company and support new products. Administrative expenses remained relatively flat year over year. Research, development and engineering expenses increased $1.1 million in 1998 over 1997, or 10.8 percent, to 5.8 percent of net sales reflecting the Company's continued focus on the development of new products and technologies.

REORGANIZATION AND OTHER UNUSUAL CHARGES

       In the fourth quarter of 1998, the Company undertook various actions to enhance its competitiveness including certain initiatives in its manufacturing operations to improve capabilities and efficiencies. The principal actions in the 1998 reorganization plan included the outsourcing of the Company's metal housing manufacturing and streamlining of the Company's operations for membrane production in the US; reducing the salaried and hourly workforce; and consolidating certain distribution operations in the US and Europe.

       Reorganization and other unusual charges primarily relate to severance and employee benefit costs applicable to approximately 59 terminated salary and hourly employees ($1.7 million), undepreciated abandoned or impaired capital assets ($.7 million) and the write-off of associated unamortized acquisition goodwill ($1.2 million), reengineered operations ($.8 million), and litigation associated with consolidating certain worldwide distribution channels ($3.0 million).

       Including the inventory write-down (discussed above), unusual charges totaled $9.7 million (Unusual Charges), and after an income tax benefit of $2.8 million, reduced fiscal year 1998 earnings by $6.9 million, or $.43 per share on a diluted basis. The reorganization is expected to result in annual expense savings (reduced labor costs, depreciation, and amortization) of approximately $3.0 million beginning in fiscal year 1999.

OPERATING INCOME

       As a result of the above, excluding the 1998 Unusual Charges totaling $9.7 million for inventory write-down and reorganization and other unusual charges, operating income increased by 6.8 percent or $1.4 million.

NONOPERATING ACTIVITY

       Interest expense decreased by $0.4 million to $1.2 million in fiscal year 1998 from $1.6 million in 1997. This decrease primarily results from the decrease in debt following the Company's public offering of common stock in May 1997, offset by a modest increase in debt associated with recent acquisitions - see "Financial Position and Liquidity" below. Other income (expense) increased by $0.6 million in fiscal 1998 over fiscal 1997. This increase is primarily attributed to the Company's sale of a tract of land in Australia (which was unrelated to the business) for $0.4 million, resulting in a pretax gain of $0.3 million.

INCOME TAXES

       The Company's effective income tax rate for fiscal year 1998 was 43.5% as compared to 35.0% in fiscal year 1997. The increase was primarily due to certain costs associated with the Company's 1998 reorganization, which have no associated tax benefit and thereby increased the effective tax rate seven percentage points. Most other factors, including the mix of income attributed to various countries and their taxing authorities and the impact of nondeductible goodwill, were not significant and, on a net basis, were relatively consistent year over year.

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

       The Company's U.S. operations recorded net sales of $94.3 million in fiscal year 1997, $8.0 million greater than sales in fiscal year 1996, for a 9.2 percent improvement over the prior year. Sales into both the healthcare and fluid processing markets increased in fiscal year 1997 as compared to the prior year. Healthcare market sales in fiscal year 1997 increased sharply over fiscal year 1996 due principally to higher shipments of new products introduced during the past three years. A number of those products are based on the Company's proprietary nylon membrane. The nylon membrane products include both membrane sheet products and pleated cartridges. Sales into the fluid processing market increased slightly and were adversely affected by reduced sales into the microelectronics market. Microelectronics manufacturers have curtailed capital expansion over the past two years as the result of an oversupply of product. Additionally, the Company's new generation of ultra pure water products have provided users longer life, reducing the number of filter change-outs required in a year. The Company continued to record higher sales in other parts of the fluid processing market such as paint, resin and chemical manufacturers and petroleum processing plants. Much of the expanded business in these industrial markets is attributable to the Company's new products and continued use of Scientific Application Support Services (S.A.S.S.) professionals in addressing particular needs of customers. Sales into the U.S. potable water market in fiscal year 1997 were virtually equal to those of fiscal year 1996. Although sales into certain portions of the market, such as food service establishments and plumbing wholesalers, increased at double digit rates, sales of commercial reverse osmosis products declined sharply, reflecting the Company's strategic decision to shift resources away from some of the less profitable sectors of the potable water market.

       The Company's overseas sales increased $0.5 million in 1997 as compared to fiscal year 1996, a 0.5 percent improvement. Operations in Japan, France, Germany and parts of Asia all suffered declines in the value of their local currency as measured against the U.S. dollar. Weakened currencies reduced the sales of these operations when reported in U.S. dollars by $7.3 million. Had the value of overseas currencies remained unchanged in fiscal 1997 as compared to fiscal year 1996, sales for these operations would have improved 8.4 percent overall. Sales in Asia and Japan increased at double digit rates in fiscal year 1997 reflecting gains in sales into the healthcare and fluid processing markets. In Europe sales increased 5.4 percent in local currency with much higher sales gains in the healthcare market.

       Overall, sales into the healthcare market increased 18.6 percent in fiscal year 1997 as compared to fiscal year 1996, to $56.8 million. Sales into the fluid processing market declined 1.9 percent in fiscal year 1997 to $80.3 million, and potable water market sales increased 2.1 percent to $50.4 million. Fluctuations in the value of foreign currency had a negative effect on all market sales in fiscal year 1997 as compared to fiscal year 1996, but the greatest impact was on sales into the fluid processing market. Had the value of foreign currency remained unchanged in fiscal year 1997 as compared to 1996, sales into the healthcare market would have increased 23.9 percent; into the fluid processing market 3.6 percent; and, into the potable water market 2.7 percent.

GROSS PROFIT

       The Company's gross profit increased $7.1 million in fiscal year 1997 over fiscal year 1996 to $81.3 million. Gross profit as a percentage of net sales improved to 43.4 percent from 41.4 percent a year earlier in spite of the significant unfavorable currency impact on inventory purchases from the U.S. parent. The Company benefitted from a larger portion of sales related to higher margin products as well as higher volume with little expansion in fixed manufacturing costs in fiscal 1997. Gross margins in the potable water market improved sharply in fiscal year 1997 reflecting the continued efforts at cost containment and management's initiatives to reduce participation in lower margin sectors of that market.

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

DISTRIBUTION AND OTHER NONRECURRING COSTS

       As part of the spin-off in September 1996, the Company recorded $5.6 million in distribution and other nonrecurring costs during fiscal year 1996 ($4.9 million after tax or $0.36 per share), of which $3.5 million was related directly to the spin-off, $1.6 million was associated with establishing the Company as a stand-alone entity, and $0.5 million was related to the improvement of certain foreign distribution channels in conjunction with stand-alone activities.

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

NONOPERATING ACTIVITY

       Interest expense increased by $0.8 million to $1.6 million in fiscal year 1997 from $0.8 million in 1996. The increase reflects the assumption of debt in September 1996 as part of the spin-off from the Company's former parent. The Company significantly paid down its long term debt during fiscal 1997, which amounted to $6.4 million and $34.7 million at October 31, 1997 and 1996, respectively. Additionally, foreign exchange activity improved by $0.2 million for a gain of $34,000 in fiscal year 1997 from a loss of $171,000 in fiscal year 1996.

INCOME TAXES

       The Company's effective income tax rate for fiscal year 1997 was 35.0% as compared to 49.2% in fiscal year 1996. The decrease primarily reflects certain distribution and other nonrecurring costs related to the spin-off incurred during fiscal year 1996 which were not considered deductible. No such nonrecurring costs were expensed in 1997.

LIQUIDITY AND CAPITAL RESOURCES

       The Company assesses its liquidity in terms of its ability to generate cash to fund operating and investing activities. Of particular importance to the management of liquidity are cash flows generated from operating activities, capital expenditure levels and adequate external financing alternatives.

       The Company manages its worldwide cash requirements with consideration of the cost effectiveness of the available funds from the many subsidiaries through which it conducts its business. Management believes that its existing cash position and other available sources of liquidity are sufficient to meet current and anticipated requirements for the foreseeable future.

       Set forth below is selected key cash flow data for the year ended October 31, (amounts in thousands):

SOURCE / (USE) OF CASH                                            1998             1997
----------------------                                            ----             ----
OPERATING ACTIVITIES:

Net income plus noncash charges (see definition below)        $ 25,123         $ 20,964
Inventories                                                     (4,283)          (3,979)
Payables to related party (former parent)                         --            (10,408)
Net cash provided by operating activities                       12,627            2,709

INVESTING ACTIVITIES:

Capital expenditures                                           (11,860)          (7,589)
Acquisition of companies, net of cash acquired                 (10,144)            --

FINANCING ACTIVITIES:

Proceeds from issuance of common stock                            --             28,103
Net change in long term debt                                    10,391          (28,221)
Dividends paid to related party (former parent)                   --             (4,515)

       "Net income plus noncash charges" is comprised of net income plus depreciation, amortization, non-cash compensation, reorganization and other unusual charges, and inventory write-down. This is an important measurement of cash generated from the earnings process. The increase of $4.2 million in net income plus noncash charges, or 19.8 percent, reflects the Company's increased sales, gross profit margin, and general profitability. No payments were made to the Company's former parent in 1998 since no significant services have been provided subsequent to October 31, 1997.

       Inventories increased $4.3 million during fiscal year 1998 due to a general growth in worldwide sales and increases associated with recent new product introductions. Payables to related parties declined by $10.4 million in fiscal year 1997 to a year-end balance of zero. Dividends paid to related parties in 1997 amounted to $4.5 million. There was no similar related party activity in 1998.

       Capital expenditures amounted to $11.9 million in 1998 which were primarily comprised of purchases of machinery and equipment used in manufacturing to expand capabilities and capacities.

       During the second quarter of fiscal 1998, the Company completed an acquisition of Chemical Engineering Corporation, a leading manufacturer of water treatment equipment and related systems, for a purchase price of $8.6 million in cash (acquired assets included cash of $1.1 million). The stock purchase agreement also provides for future contingent consideration payable over a two year period and is dependent upon future sales levels and other performance criteria. Any future payments will be recorded as goodwill, and are not expected to have a material impact on operating results. During fiscal 1998, the Company completed the acquisition of certain distribution operations. In some cases, payments related to the acquisition have been scheduled for future periods, but are not contingent upon future events or performance criteria. These acquisitions have been accounted for as purchases and, accordingly, the results of their operations are included in the Company's consolidated statements of operations from the date of acquisition. These acquisitions did not materially affect the financial statements of the Company in 1998 nor would they have materially affected the financial statements of prior periods had the results of their operations been included in those financial statements.

       In fiscal 1997, the Company completed an offering of approximately 2.2 million shares of its common stock which generated net cash proceeds to the Company of $28.1 million. The proceeds were used to pay down long term debt associated with the Company's revolving credit facility. During 1998, the Company increased its total outstanding debt, on a net-of-cash basis, $10.4 million. This debt increase was used in part to finance the aforementioned acquisitions ($10.1 million) and capital expenditures ($11.9 million). In addition, the Company has paid all dividends owed to Commercial Intertech which arose as part of its Spin-off.

       Other selected financial data at October 31, follows (amounts in thousands):

                                                        1998            1997
                                                        ----            ----
Long term debt, less current portion                   $15,437        $ 4,779
Stockholders' equity                                    89,577         81,890
Ratio of long term debt to total capitalization             15%             6%

MARKET RISK DISCLOSURES

FOREIGN CURRENCY RISK

       Approximately 50% of the Company's operations consist of sales and manufacturing activities in foreign countries. The Company manufactures a significant portion of its products in the United States and sells some of these products to affiliated companies overseas. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's currency exposures vary, but are concentrated in the Japanese yen, Singapore dollar, Australian dollar, British pound, Brazilian real, and the German mark and French franc which are being replaced by the new Euro.

       The Company utilizes forward foreign exchange contracts to hedge specific exposures relating to intercompany payments (primarily parent company export sales to subsidiaries at pre-established US dollar prices) and other specific and identified exposures. The terms of the forward foreign exchange contracts are matched to the underlying transaction being hedged, and are typically under 90 days. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction. The Company generally does not hedge overseas sales denominated in foreign currencies or translation exposures. The Company does not enter into financial instruments for speculation or trading purposes.

       The Company utilizes bank loans and other debt instruments throughout its worldwide operations. To mitigate foreign currency risk, such debt is primarily taken out in the underlying local currency of the branch or subsidiary. In certain limited and specific instances, the Company will manage risk by denominating a portion of debt outstanding in a currency other than the local currency.

INTEREST RATE RISK

       The Company's interest income and expense are most sensitive to changes in the general level of US and Japanese interest rates. In this regard, changes in these interest rates primarily affect the interest paid on debt. To mitigate the impact of fluctuations in US and Japanese interest rates, the Company periodically evaluates alternative interest rate arrangements.

       Below is a table detailing, by maturity date, the Company's debt portfolio and the associated interest rates for the fiscal years ended October 31, (dollars in thousands):



                                       1999          2000           2001           2002        2003      There-                Fair
                                                                                                         after     Total       Value
                                       ----          ----           ----           ----        ----      ------    -----        ----
Bank loans                       $   16,955           --            --             --          --          --    $16,955     $16,955
Avg. Interest Rate                     2.73%                                                                        2.73%

Long-term Debt:


     Fixed Rate                  $    3,637     $    2,200    $      825     $      614  $      631  $      667  $ 8,574     $ 8,594
     Avg. Interest Rate                4.79%          4.41%         5.85%          6.00%       6.00%       5.97%    5.06%

     Variable Rate               $    2,800           --      $   10,500           --          --          --    $13,300     $13,300
     Avg. Interest Rate                5.44%                        5.79%                                           5.71%

OTHER MATTERS

IMPAIRMENT OF CAPITAL ASSETS AND GOODWILL

       The Company follows Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement addresses the accounting for the impairment of long-lived assets and goodwill related to those assets and establishes guidance for recognizing and measuring impairment losses, and requires that the carrying amount of impaired assets be reduced to fair value.

       In the fourth quarter of 1998, the Company implemented a plan to outsource the Company's manufacturing of metal housings. As part of this plan, the majority of equipment previously used in the production of metal housings will no longer be used to the extent previously anticipated or was disposed of. The fair value of this equipment was generally immaterial. As a result of this plan, the Company recorded an equipment impairment charge of $737,000 and an associated goodwill impairment charge of $1,240,000. The amount of the loss recognized is the excess of the previous carrying amount of the equipment over the estimated fair value. This equipment was initially recorded in connection with a business acquisition.

COMPLIANCE WITH YEAR 2000

       Management has initiated an enterprise-wide program to prepare the Company's computer systems, information technology and non-information technology to be Year 2000 compliant. The Company expects to incur internal staff costs as well as other expenses related to infrastructure and facilities enhancements necessary to prepare all of its systems for the Year 2000.

       In September 1996, the Company was spun-off from its parent company, Commercial Intertech Corp. Prior to the spin-off, the Company relied on its parent to provide certain administrative functions, including computer information support services. As a new stand-alone corporation no longer relying on its former parent, the Company invested a significant amount of capital into new hardware, software and information system technology. This investment began in 1996 and was largely completed in 1997. Although this effort was necessitated by the spin-off, it gave the Company the added benefit of new technology which was Year 2000 compliant and better functionality for many of its operational and administrative systems.

       As discussed above, the majority of the Company's Year 2000 issue was addressed through its recent spin-off and implementation of new Year 2000 compliant software and other systems throughout much of its worldwide operations. Systems and other non-information technology which were not covered by the new software implementation are being addressed individually and may require replacement software, reprogramming or other remedial actions. The Company is communicating with its suppliers, customers and other service providers to determine the extent of the Company's vulnerability to the failure of third parties to their own Year 2000 issue. The Company has made significant progress and has substantially completed its internal program to remediate the year 2000 issue. In conjunction with this effort, the

Company continuously monitors its action plans addressing the Year 2000 issue, and is developing contingency plans to address unforeseen problems and "worst case" scenarios. This is potentially a significant issue for most, if not all, companies, with implications which cannot be anticipated or predicted with any degree of certainty.

       The risk to CUNO resulting from the failure of the Company's own information systems or third parties to attain Year 2000 readiness is similar to other manufacturing firms and business enterprises. These risks include (1) disruptions in information systems used for transaction processing, (2) disruptions in factories and facilities used in the manufacturing process, (3) disruptions in the supply of raw materials and other components from major vendors, and (4) disruptions in the shipment of manufactured goods to major customers due to their Year 2000 noncompliance.

       The Company is expensing software maintenance or modification costs as incurred. The costs of new leased software is being expensed over the term of the lease while items of a capital nature are being depreciated over their estimated useful lives. For expenditures related to Year 2000 to date, the Company has expensed approximately $40,000 in maintenance or modification costs (excluding operating lease payments for new systems implemented as part of the spin-off) and capitalized approximately $75,000. Based on information currently available, the total remaining maintenance or modification cost is estimated to be $160,000, while future purchases of a capital nature are expected to be $325,000.

       The costs of this project and its completion date are based on management's best estimates, which were derived from numerous assumptions about future events, including the availability of certain resources, third party remediation plans, and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans.

EUROPEAN ECONOMIC & MONETARY UNION

       On January 1, 1999, the Euro became the official currency of the European Economic and Monetary Union, which, as of the date of this annual report, is comprised of eleven countries which have met the Maastricht criteria. Companies in these countries may begin conducting their business operations in the new currency, however the previous local currencies in those countries may continue to be used as legal tender through January 1, 2002.

       The Company has completed its plans and implemented its program to accommodate the new currency. Software used by the Company at its European facilities, as well as new software being implemented, is capable of handling multi-currencies, including the Euro. As such, the Company is able to accept customer or supplier orders in either the new Euro or the previous local currency. The Company is addressing the Euro's impact on banking operations, payroll processing, long-term competitive pricing, hedging requirements, etc. The total past and future costs of required system modifications and other operational changes are not expected to be material to the Company.

AMENDMENTS TO RULES ON SHAREHOLDER PROPOSALS

       On May 21, 1998, the Securities and Exchange Commission adopted changes to shareholder proposal Rule 14a-4 and related rules. Of particular note, the revised rule 14a-4(c)(1) establishes a clear date after which notice to the Company of a possible shareholder proposal would not jeopardize the Company's ability to exercise discretionary voting authority on that new matter when and if raised at the annual meeting. Amended paragraph 14a-4(c)(1) allows the Company discretionary voting authority where the company did not have notice of the matter by a date more than 45 days before the month and day in the current year corresponding to the date on which the company first mailed its proxy materials for the prior year's annual meeting of shareholders, or by a date established by an overriding advance notice provision.

INFLATION

       Inflation had a negligible effect on the Company's operations during fiscal years 1998 and 1997. The Company estimates that inflationary effects, in the aggregate, were generally recovered or offset through increased pricing or cost reductions in both fiscal years.

FORWARD LOOKING INFORMATION

       Because CUNO wants to provide shareholders with more meaningful and useful information, this annual report contains statements relating to future events and the predicted performance of CUNO which may constitute forward-looking statements, as defined under the Private Securities Litigation Act. CUNO has tried, wherever possible, to identify these "forward looking" statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the Company's current beliefs and are based on information currently available to it. Accordingly, these statements are subject to risks and uncertainties which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties include the following: limited history as a stand-alone company; economic and political conditions in the foreign countries in which the Company conducts a substantial part of its operations and other risks associated with international operations including taxation policies, exchange rate fluctuations and the risk of expropriation; the Company's ability to protect its technology, proprietary products and manufacturing techniques; volumes of shipments of the Company's products, changes in the Company's product mix and product pricing; costs of raw materials; the rate of economic and industry growth in the United States and the other countries in which the Company conducts its business; changes in technology, changes in legislative, regulatory or industrial requirements and risks generally associated with new product introductions and applications; and domestic and international competition in the Company's global markets. CUNO undertakes no obligation to publicly release revisions to the forward-looking statements to reflect new events or circumstances.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
CUNO Incorporated

       We have audited the accompanying consolidated balance sheets of CUNO Incorporated as of October 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUNO Incorporated at October 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Hartford, Connecticut
December 10, 1998

 CONSOLIDATED STATEMENTS OF INCOME
 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

Year Ended October 31,                                     1998                1997                1996
                                                       ------------        ------------        ------------
Net sales                                              $    198,845        $    187,478        $    179,068
Cost of sales:

    Before inventory write-down                             110,296             106,166             104,848
    Inventory write-down                                      2,245                --                  --
                                                       ------------        ------------        ------------
       Total cost of sales                                  112,541             106,166             104,848
                                                       ------------        ------------        ------------
Operating expenses:

    Selling, general and administrative expenses             55,317              50,590              46,889
    Research, development and engineering                    11,625              10,491               9,861
    Reorganization and other unusual charges                  7,439                --                  --
    Spinoff and other costs                                    --                  --                 5,564
                                                       ------------        ------------        ------------
                                                             74,381              61,081              62,314
                                                       ------------        ------------        ------------
Operating income                                             11,923              20,231              11,906
Nonoperating income (expense):

    Interest expense                                         (1,213)             (1,616)               (820)
    Other income (expense)                                      539                 (22)                (75)
                                                       ------------        ------------        ------------
                                                               (674)             (1,638)               (895)
                                                       ------------        ------------        ------------

Income before income taxes                                   11,249              18,593              11,011
Income tax provision (benefit):

    Current                                                   7,000               7,794               5,293
    Deferred                                                 (2,106)             (1,286)                125
                                                       ------------        ------------        ------------
                                                              4,894               6,508               5,418
                                                       ------------        ------------        ------------
Net income                                             $      6,355        $     12,085        $      5,593
                                                       ============        ============        ============

Basic earnings per common share                        $       0.40        $       0.83        $       0.41

Diluted earnings per common share                      $       0.39        $       0.81        $       0.41

Basic shares outstanding                                 15,923,255          14,642,123          13,565,922

Diluted shares outstanding                               16,222,939          14,946,325          13,808,072

See accompanying notes.

 CONSOLIDATED BALANCE SHEETS
 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

October 31,                                                                            1998             1997
                                                                                     ---------        ---------
ASSETS
Current assets
    Cash and cash equivalents                                                        $   4,433        $   3,416
    Accounts receivable (less allowances for doubtful accounts
       of $1,179 and $1,420, respectively)                                              45,963           43,105
    Inventories                                                                         27,646           22,047
    Deferred income taxes                                                                7,420            5,328
    Prepaid expenses and other current assets                                            2,550            2,542
                                                                                     ---------        ---------
          Total current assets                                                          88,012           76,438

Noncurrent assets

    Deferred income taxes                                                                1,292            1,612
    Intangible assets, net                                                              22,715           17,923
    Pension intangible asset                                                               467            1,239
    Other noncurrent assets                                                              2,284              584
    Property, plant and equipment, net                                                  56,072           48,529
                                                                                     ---------        ---------
         Total assets                                                                $ 170,842        $ 146,325
                                                                                     =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities

    Bank loans                                                                       $  16,955        $  16,998
    Accounts payable                                                                    15,655           14,647
    Accrued payroll and related taxes                                                    8,476            9,801
    Other accrued expenses                                                               9,032            5,527
    Accrued income taxes                                                                   293            2,943
    Current portion of long-term debt                                                    6,437            1,573
                                                                                     ---------        ---------
         Total current  liabilities                                                     56,848           51,489

Noncurrent liabilities

    Long-term debt, less current portion                                                15,437            4,779
    Deferred income taxes                                                                3,671            3,990
    Retirement benefits                                                                  5,309            4,177
                                                                                     ---------        ---------
          Total noncurrent liabilities                                                  24,417           12,946

STOCKHOLDERS' EQUITY

    Preferred stock, $.001 par value; 2,000,000 shares authorized,
       no shares issued                                                                   --               --
    Common Stock, $.001 par value; 50,000,000 shares authorized,16,162,661 and
       16,003,694 shares issued and outstanding (excluding 4,328 and 3,377
       shares in treasury)                                                                  16               16
    Additional paid-in-capital                                                          37,780           35,741
    Retained earnings                                                                   52,076           45,721
    Unearned compensation                                                               (2,742)          (2,646)
    Minimum pension liability                                                           (1,248)          (1,228)
    Foreign currency translation adjustments                                             3,695            4,286
                                                                                     ---------        ---------
         Total stockholders' equity                                                     89,577           81,890
                                                                                     ---------        ---------
         Total liabilities and stockholders' equity                                  $ 170,842        $ 146,325
                                                                                     =========        =========

See accompanying notes.

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 (IN THOUSANDS)

                                                                                                           Foreign
                                                       Additional                             Minimum      Currency       Total
                                              Common    Paid-in      Retained     Unearned    Pension     Translation  Stockholders'
                                              Stock     Capital      Earnings   Compensation  Liability   Adjustments     Equity
                                             ---------  ---------    ---------    ---------   ---------    ---------      --------
Balance at October 31, 1995                  $      14  $   3,391    $ 102,245    $    --     $    --      $   6,539      $112,189

Net income                                                               5,593                                               5,593
Performance shares issued                                   3,448                  (3,448)                                      --
Shares repurchased                                           (103)                                                            (103)
Dividends to related party                                             (36,943)                                            (36,943)
Transfer of related party debt                                         (30,000)                                            (30,000)
Divisional equity retained by related party                             (7,259)                                             (7,259)
Translation adjustments                                                                                          482           482
Other                                                                                              (811)                      (811)
                                             ---------  ---------    ---------    ---------   ---------    ---------      --------
Balance at October 31, 1996                         14      6,736       33,636       (3,448)       (811)       7,021        43,148
                                             ---------  ---------    ---------    ---------   ---------    ---------      --------
Net income                                                              12,085                                              12,085
Amortization of unearned compensation                         112                     1,291                                  1,403
Issuance of common stock                             2     28,101                                                           28,103
Stock options exercised                                        34                                                               34
Shares awarded under employee stock plans                     627                      (489)                                   138
Foreign currency translation adjustments                                                                      (2,735)       (2,735)
Other                                                         131                                  (417)                      (286)
                                             ---------  ---------    ---------    ---------   ---------    ---------      --------
Balance at October 31, 1997                         16     35,741       45,721       (2,646)     (1,228)       4,286        81,890
                                             ---------  ---------    ---------    ---------   ---------    ---------      --------
Net income                                                               6,355                                               6,355
Amortization of unearned compensation                                                 1,648                                  1,648
Shares awarded under employee stock plans                   2,285                    (1,744)                                   541
Shares issued to employee benefit plans                       565                                                              565
Foreign currency translation adjustments                                                                        (591)         (591)
Other                                                        (811)                                  (20)                      (831)
                                             ---------  ---------    ---------    --------    --------     --------       --------
Balance at October 31, 1998                  $      16  $  37,780    $  52,076    $  (2,742)  $  (1,248)   $   3,695      $ 89,577
                                             =========  =========    =========    =========   =========    =========      ========

See accompanying notes.

 CONSOLIDATED STATEMENTS OF  CASH FLOWS
  (IN THOUSANDS)

Year Ended October 31,                                                                       1998            1997            1996
                                                                                           --------        --------        --------

OPERATING ACTIVITIES
    Net income                                                                             $  6,355        $ 12,085        $  5,593
    Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                             7,795           7,319           7,475
    Noncash compensation recognized under employee stock plans                                1,810           1,560            --
    Reorganization and other unusual charges, and inventory write-down                        9,163            --              --
    (Gain) loss on sale of property, plant and equipment                                       (486)             25            (121)
    Pension costs (less than) in excess of funding                                              (33)            926             692
    Deferred income taxes                                                                    (2,106)         (1,470)           (239)
    Changes in operating assets and liabilities, net of acquisitions:

         Accounts receivable                                                                 (1,220)         (7,751)         (5,050)
         Inventories                                                                         (4,283)         (3,979)          3,224
         Payables to related party                                                             --           (10,408)         (3,833)
         Accounts payable and accrued expenses                                                 (579)          3,130           2,425
         Accrued income taxes                                                                (2,850)          1,551          (3,236)
         Prepaid expenses and other                                                            (939)           (279)            959
                                                                                           --------        --------        --------
Net cash provided by operating activities                                                    12,627           2,709           7,889

INVESTING ACTIVITIES

    Proceeds from sales of property, plant and equipment                                        630             148              43
    Acquisition of companies, net of cash acquired                                          (10,144)           --              --
    Capital expenditures                                                                    (11,860)         (7,589)         (6,325)
                                                                                           --------        --------        --------
Net cash used for investing activities                                                      (21,374)         (7,441)         (6,282)

FINANCING ACTIVITIES

    Proceeds from long-term debt                                                             20,892          11,400          61,000
    Principal payments on long-term debt                                                    (10,501)        (39,621)        (30,987)
    Net borrowings under bank loans                                                            (372)          7,706           1,311
    Assumed debt paid to related party                                                         --              --           (30,000)
    Dividends paid to related party                                                            --            (4,515)         (3,534)
    Proceeds from issuance of common stock                                                     --            28,103            --
    Proceeds from stock options exercised                                                      --                34            --
    Conversion of other assets                                                                 --              --              (701)
                                                                                           --------        --------        --------
Net cash provided by (used for) financing activities                                         10,019           3,107          (2,911)

Effect of exchange rate changes on cash and cash equivalents                                   (255)           (203)           (192)
                                                                                           --------        --------        --------
Net change in cash and cash equivalents                                                       1,017          (1,828)         (1,496)
Cash and cash equivalents at beginning of year                                                3,416           5,244           6,740
                                                                                           --------        --------        --------
Cash and cash equivalents at end of year                                                   $  4,433        $  3,416        $  5,244
                                                                                           ========        ========        ========

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:

    Interest                                                                               $  1,122        $  1,730        $    694
    Income taxes                                                                              9,603           6,211           9,732

Noncash transactions:

    Assumption of debt from related party                                                  $   --          $   --          $ 30,000
    Receivable from related party offset against dividend payable to related party             --              --            28,797
    Dividends declared to related party but unpaid                                             --              --             4,612

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CUNO INCORPORATED

                      NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES

                      ORGANIZATION:

                             CUNO Incorporated (the "Company" or "CUNO")
                      designs, manufactures and markets a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. The Company's products, which include proprietary depth filters and semi-permeable membrane filters, are sold in the healthcare, fluid processing and potable water markets throughout the world.

                             The Company was spun-off from its former parent,
                      Commercial Intertech Corp. ("Commercial Intertech") on September 10, 1996. The accounts of the Company represent the consolidation of all entities formerly organized as the Fluid Purification Group of Commercial Intertech. The transfer of Commercial Intertech's interests and assets in the business and divisions which comprise the Company has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests as of the time of the combination. Accordingly, the historical basis was carried over. The Company's stockholders' equity reflects the spin-off as of the beginning of the earliest period presented. For periods prior to the spin-off, the accompanying consolidated financial statements are presented as if the Company was a stand-alone corporation. References to subsidiaries include those companies and divisions which have been organized under the consolidated Company. All significant transactions between the Company and its subsidiaries have been eliminated.

                             The Company and Commercial Intertech entered into a
                      Distribution and Interim Services Agreement which provided that certain services which had historically been provided to the Company by Commercial Intertech would continue to be provided to the Company following September 10, 1996 (the "Distribution Date"), at rates specified in such agreement, for a period of up to twelve months following the Distribution Date, with certain exceptions. The Distribution and Interim Services Agreement has not resulted in expenses materially different from those reflected in the financial statements for periods prior to the reorganization. The Company also incurs certain additional costs as a stand-alone public company which it did not as a wholly owned subsidiary.

                             During much of fiscal 1997, Commercial Intertech
                      provided certain management and administrative services to the Company. Amounts of Commercial Intertech's general corporate, accounting, legal, and other administrative costs related to such services have been allocated to the Company based on actual dollars spent or the relative percentage of time each department spent providing services to the Company. Management believes that this allocation method provided the Company with a reasonable amount of such expenses. No significant amount of services have been provided subsequent to October 31, 1997.

                      CONSOLIDATION:

                             The accounts of the Company and all of its
                      subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation.

                      CASH EQUIVALENTS:

                             The Company considers all highly liquid investments
                      with a maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents consist of time deposits in financial institutions.

INVENTORIES:

       Inventories are stated at the lower of cost or market. Inventories in the United States are primarily valued by the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO). Approximately 42 percent and 48 percent in 1998 and 1997, respectively, of worldwide inventories are accounted for using the LIFO method. Inventories as of October 31 consisted of the following (in thousands):

                                                        1998                1997
                                                        ----                ----
Raw materials                                        $11,139             $ 8,167
Work in process                                        3,703               3,661
Finished goods                                        12,804              10,219
                                                     -------             -------
                                                     $27,646             $22,047
                                                     =======             =======

       If all inventories were valued by the FIFO method, which approximates replacement cost, inventories would have been $2,797,000 higher in 1998 and $2,625,000 higher in 1997.

INTANGIBLES:

       Intangible assets at October 31 are summarized as follows (in thousands):

                                                               1998         1997
                                                               ----         ----
 Goodwill, less accumulated amortization
   (1998 - $5,897; 1997 - $6,142)                           $21,456      $15,541
 Other intangibles, less accumulated amortization
   (1998 - $24,259; 1997 - $22,982)                           1,259        2,382
                                                            -------      -------
                                                            $22,715      $17,923
                                                            =======      =======

       Goodwill, which is the excess of cost over the fair value of net assets acquired, generally is amortized on a straight-line basis over periods ranging from 10 to 40 years.

       Other intangibles, including patents, know-how and trademarks, are stated at their appraised value on the acquisition date less accumulated amortization, which is provided using the straight-line method over periods ranging from 10 to 25 years.

PROPERTIES AND DEPRECIATION:

       Property, plant and equipment are recorded at cost. Buildings and equipment are depreciated principally by the straight-line method over their useful lives -- which range from 10 to 40 years for buildings and 3 to 20 years for machinery and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS:

       In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is required. See Note 2.

INCOME TAXES:

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

       Provisions are made for appropriate income taxes on undistributed earnings of foreign subsidiaries which are expected to be remitted to the Company in the near term. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both US income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of any unrecognized deferred US income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

TRANSLATION OF FOREIGN CURRENCIES:

       The financial statements of foreign entities are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. Under this method, revenue and expense accounts are translated at the average exchange rate for the year while all assets and liability accounts are translated into U.S. dollars at the end of period exchange rate. Resulting translation adjustments are recorded as a separate component of stockholders' equity and do not affect income determination.

REVENUE RECOGNITION:

       Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished product.

RESEARCH AND DEVELOPMENT:

       Costs associated with the development of new products and improvements to existing products are charged to operations as incurred. Research and development costs were $6,105,000, $5,343,000 and $4,306,000 in 1998, 1997 and
1996, respectively.

ADVERTISING:

       Advertising costs are expensed as incurred and included in "selling, general and administrative expenses". Advertising expenses were $3,791,000, $3,868,000 and $3,124,000 in 1998, 1997 and 1996, respectively.

EMPLOYEE STOCK OPTIONS:

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

OTHER INCOME (EXPENSE):

       Other income (expense) as reported in the accompanying Consolidated Statements of Income consisted of the following (amounts in thousands):

                                                           1998       1997       1996
                                                           ----       ----       ----
 Interest income                                          $ 115      $ 102      $ 156
 Exchange gains (losses)                                    179         34       (171)
 Gain (loss) on sale of property, plant and equipment       486        (25)       121
 Other expense                                             (241)      (133)      (181)
                                                          -----      -----      -----
 Total                                                    $ 539      $ (22)     $ (75)
                                                          =====      =====      =====

EARNINGS PER SHARE:

       In 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share. All earnings per share amounts for all prior periods have been presented to conform with the Statement 128 requirements.

       The following table sets forth the computation of basic and diluted earnings per share for the years ended October 31:

                                                         1998              1997              1996
                                                         ----              ----              ----
Numerator:

   Net Income                                    $  6,355,000      $ 12,085,000      $  5,593,000
                                                 ============      ============      ============

Denominators:

    Weighted average shares outstanding            16,132,099        14,901,933        13,781,422
    Issued but unearned performance shares           (165,002)         (223,700)         (215,500)
    Issued but unearned restricted shares             (43,842)          (36,110)               --
                                                 ------------      ------------      ------------
Denominator for basic earnings per share           15,923,255        14,642,123        13,565,922
                                                 ============      ============      ============

    Weighted average shares outstanding            16,132,099        14,901,933        13,781,422
    Effect of dilutive employee stock options          90,840            44,392            26,650
                                                 ------------      ------------      ------------
Denominator for diluted earnings per share         16,222,939        14,946,325        13,808,072
                                                 ============      ============      ============

Basic earnings per share                         $       0.40      $       0.83      $       0.41
Diluted earnings per share                       $       0.39      $       0.81      $       0.41

FOREIGN CURRENCY EXCHANGE CONTRACTS:

       The Company utilizes forward foreign exchange contracts to hedge specific exposures relating to transactions and other identified exposures. Such contracts are primarily used to hedge export sales for pre-established US dollar amounts at specified dates. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. Realized and unrealized gains and losses resulting from changes in the spot exchange rate (including those from open, matured and terminated contracts) are marked to market with realized and unrealized gains and losses being recognized as exchange gains (losses) in the Consolidated Statements of Income (fair value method). See Note 13.

USES OF ESTIMATES:

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

NEWLY ISSUED ACCOUNTING STANDARDS:

       In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". Comprehensive income is the change in equity of a business during a period from transactions and other events from nonowner sources (i.e. normal business transactions -- excluding shareholder related transactions). This statement requires that all items recognized under accounting standards as comprehensive income be classified as such by their nature in a financial statement. As required, the Company expects to adopt this standard upon its applicable effective date in fiscal 1999.

       In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement requires that business enterprises report in their footnotes certain revenue, expense, profit and asset information by operating segment and other related disclosures. Operating segments are components of an enterprise whose performance is regularly reviewed by management. As required, the Company expects to adopt this standard upon its applicable effective date in fiscal 1999.

       In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". This statement does not change the measurement or recognition of pension and other postretirement benefit plans, but it does revise the disclosure requirements. The adoption of this statement will have no impact on the Company's consolidated results of operations, financial position or cash flows. As required, the Company plans to adopt this statement upon its applicable effective date in fiscal 1999.

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires all derivatives to be recorded on the balance sheet at fair value and provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company is studying the application of this new statement. The adoption of this statement is not expected to change the Company's business practices nor is it expected to have a material impact on the consolidated results of operations, financial position or cash flows. As required, the Company plans to adopt this statement upon its applicable effective date in fiscal 2000.

RECLASSIFICATIONS:

       Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

NOTE 2 - UNUSUAL CHARGES AND SPIN-OFF COSTS

       During 1998, the Company took various actions to enhance its competitiveness including initiatives in its manufacturing operations to improve capabilities and efficiencies (the "Plan"). Under the Plan, the Company recognized charges of $9,684,000. After an income tax benefit of $2,747,000 these charges reduced fiscal year 1998 earnings by $6,937,000 or $.43 per share on a diluted basis. Principal actions of the Plan include the outsourcing of the Company's metal housing manufacturing, streamlining of the Company's operations for membrane production in the US, reducing the salaried and hourly workforce, and consolidating certain distribution operations in the US and Europe. The principal components of the Plan were approved in the latter part of fiscal 1998.

       Reorganization and other unusual charges include severance and employee benefit costs applicable to approximately 59 terminated salaried and hourly employees ($1,715,000), undepreciated abandoned or impaired capital assets ($737,000) and associated unamortized acquisition goodwill ($1,240,000), reengineered operations ($785,000), and litigation related to consolidating certain worldwide distribution channels ($2,962,000). As part of the Plan, included in cost of goods sold is $2,245,000 relating to a non-cash write-down of obsolete inventory.

       Reorganization and other unusual charges of $7,439,000 include $5,462,000 which will ultimately be paid in cash. Payments of $521,000 were made in fiscal 1998 relating primarily to the outsourcing of metals manufacturing. A significant portion of the remaining balance relating to litigation and severance is expected to be paid in fiscal 1999.

       As part of the Plan, the majority of equipment previously used in the production of metal housings was abandoned or disposed. The fair value of this equipment was generally immaterial. The amount of the loss recognized is the excess of the previous carrying amount of the equipment over the estimated fair value. The metal housing equipment was initially recorded in connection with a business acquisition. As such, the pro-rata unamortized goodwill associated with this equipment was also written off.

       The 1996 spin-off and other costs represent incremental costs to the Company associated with the 1996 spin-off. Such costs are primarily comprised of professional service fees associated with anti-takeover defense measures taken while the Company was a subsidiary of Commercial, and costs associated with combining CUNO operations under a unified management.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment is comprised of the following (in thousands):

                                                           1998             1997
                                                           ----             ----
Land and land improvements                             $  6,396         $  6,292
Buildings                                                26,159           25,696
Machinery and equipment                                  66,373           60,731
Construction in progress                                  9,654            7,353
                                                       --------         --------
                                                        108,582          100,072
Less depreciation and amortization                       52,510           51,543
                                                       --------         --------
                                                       $ 56,072         $ 48,529
                                                       ========         ========

       Depreciation expense was $5,870,000 in 1998, $5,674,000 in 1997 and $5,614,000 in 1996.

NOTE 4 - DEBT

       Long-term debt obligations are summarized below (in thousands):

                                                        1998               1997
                                                        ----               ----
Revolving credit                                     $10,500              $3,000
Mortgages                                              2,042               2,652
Other                                                  9,332                 700
                                                     -------              ------
                                                      21,874               6,352
Less current portion                                   6,437               1,573
                                                     -------              ------
                                                     $15,437              $4,779
                                                     =======              ======

       The Company has a $60 million senior unsecured revolving credit facility which matures in 2001. The Company pays a variable per annum fee quarterly in arrears on the unused amount of the commitment. The rate was 0.1 percent at October 31, 1998. The interest rate on outstanding borrowings at October 31, 1998 was 5.786 percent (5.875 percent at October 31, 1997). The facility has interest options determinable by the Company based upon prime or LIBOR rates plus an applicable margin. The credit facility includes covenants which require the Company to meet certain financial ratios. The Company continues to be in compliance with these covenants.

       Mortgages relate to three manufacturing facilities and bear interest at rates ranging from 1.75 percent to 5.0 percent, and mature through the year 2000. These mortgages are secured by various property and equipment which have a net book value of $8,892,000 at October 31, 1998. Other debt primarily relates to other debt instruments used to finance certain capital expenditures and acquisitions, including $4,912,000 which has been discounted at 6.0 percent and is payable over five years. Principal payments due after October 31, 1998 are:
1999 - $6,437,000; 2000 - $2,200,000; 2001 - $11,325,000; 2002 - $614,000; 2003
- $631,000; and thereafter - $667,000.

       Outstanding bank loans at October 31, 1998 and 1997 had weighted average interest rates of 2.7 percent and 1.8 percent, respectively. The bank loans and unused short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit.

       The Company had available uncommitted, unused short-term lines of credit in various countries totaling approximately $20.3 million at October 31, 1998. Borrowings under the unused short-term lines of credit are subject to the bank's approval.

NOTE  5 - CAPITAL STOCK

       The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share.

COMMON STOCK

       In conjunction with the spin-off, 13,565,922 shares of Common Stock were issued excluding shares of Common Stock reserved for issuance upon exercise of options granted under the Company's Stock Option Plans. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preferences of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may issue in the future.

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

STOCKHOLDER RIGHTS PLAN

       Prior to the Spin-off, the Company adopted a Stockholder Rights Plan, pursuant to which a preferred share purchase right (a "Right") is associated with, and trades with, each share of Common Stock outstanding. Each Right, when it becomes exercisable, entitles its holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock"), par value $.001 per share, of the Company at a price of $60 per one-hundredth share, subject to adjustment. The Rights are not exercisable until the earlier of (i) the acquisition of 15% or more of the Company's Common Stock by a person or group of affiliated persons (an "Acquiring Person"); or (ii) 10 days following the commencement or announcement of an intention to make a tender or exchange offer which would result in a person or group becoming an Acquiring Person. Each holder of a Right will have the right to receive, upon exercise, the number of shares of Common Stock or one-hundredths of a share of Series A Preferred Stock having a value (immediately prior to such triggering event) equal to two times the exercise price of such Right. In the event that the Company is acquired in a merger or acquisition, as defined, each holder of a Right shall have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 8, 2006.

NOTE 6 - OPERATING LEASES

       The Company has entered into certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $2,277,000 in 1998, $1,992,000 in 1997 and $1,672,000 in 1996.

       Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at October 31, 1998 were as follows: 1999 - $2,178,000; 2000 - $1,626,000; 2001 - $1,096,000; 2002 - $815,000; and 2003 -
$650,000.

NOTE 7 - BENEFIT PLANS

       The Company has non-contributory defined benefit plans for substantially all of its United States employees. Pension benefits for the hourly employees covered by these plans are expressed as a flat benefit rate times years of continuous service. Benefits for salaried employees are based upon a percentage of the employee's average compensation during the preceding ten years, reduced by 50 percent of the Social Security Retirement Benefit. The Company funds amounts at least sufficient to exceed the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be deemed appropriate.

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

       The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31, 1998 and 1997 for the Company's US and foreign defined benefit pension plans. Other foreign pension plans do not determine net assets or the actuarial present value of accumulated benefits as calculated and disclosed herein (in thousands):

                                                            1998                                  1997
                                                            ----                                  ----
                                               Plans Whose       Plans Whose         Plans Whose       Plan Whose
                                              Assets Exceed      Accumulated        Assets Exceed      Accumulated
                                               Accumulated         Benefits          Accumulated         Benefits
                                                Benefits         Exceed Assets        Benefits         Exceed Assets
Actuarial present value of:
    Vested benefit obligation                   $(10,711)          $(12,157)          $(14,510)          $ (5,548)
                                                ========           ========           ========           ========
    Accumulated benefit obligation              $(12,002)          $(15,527)          $(16,056)          $ (7,666)
                                                ========           ========           ========           ========
    Projected benefit obligation                $(14,968)          $(18,117)          $(18,453)          $ (9,896)
                                                ========           ========           ========           ========
Market value of plan assets                     $ 13,207           $ 10,985           $ 19,417           $  4,752
                                                ========           ========           ========           ========
Projected benefit obligation less than
    (in excess of) plan assets                    (1,761)            (7,132)               964             (5,144)
Unrecognized net (gain) loss                         400              3,440             (3,826)             2,548
Unrecognized prior service cost                      909              1,052              1,908                 --
Unrecognized transition obligation                    --               (292)                32                468
Additional minimum liability                          --             (1,717)               (13)              (872)
                                                --------           --------           --------           --------
 Net pension liability                          $   (452)          $ (4,649)          $   (935)          $ (3,000)
                                                ========           ========           ========           ========

       Plan assets at October 31, 1998 are invested in publicly traded and restricted mutual funds, various corporate and government bonds, guaranteed income contracts and listed stocks, including common stock of the Company having a market value of $1,525,000 (100,000 shares) at that date.

       A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below (in thousands):

                                              1998          1997          1996
                                              ----          ----          ----
DEFINED BENEFIT PLANS:
   Service cost                             $ 1,868       $ 1,563       $ 1,651
   Interest cost                              1,649         1,503         1,049
   Actual return on plan assets              (1,501)       (1,337)       (1,930)
   Net amortization and deferral                154            96         1,369
                                            -------       -------       -------
     Net pension cost                         2,170         1,825         2,139

OTHER PLANS:
  Foreign plans                                 246           271           273
                                            -------       -------       -------
    Total pension cost                      $ 2,416       $ 2,096       $ 2,412
                                            =======       =======       =======

       Due to the assumptions inherent in the actuarial computations it is reasonably possible that future actual expenses will differ from current actuarial estimates. Assumptions used in the accounting for the defined benefit plans as of October 31 were:

                                                   1998         1997         1996
DOMESTIC PLANS
Weighted-average discount rate                     6.75%        7.25%        7.75%
Rates of increase in compensation levels            5.0%         5.0%         5.0%
Expected long-term rate of return on assets        10.0%        10.0%        10.0%

CUNO  (JAPAN) PLAN
Weighted-average discount rate                      2.5%         3.5%         4.0%
Rates of increase in compensation levels            3.5%         3.5%         4.0%
Expected long-term rate of return on assets         4.5%         3.5%         4.5%

       The Company sponsors a defined contribution plan that provides all domestic employees of the Company an opportunity to accumulate funds for their retirement. The Company currently matches 50% of employee contributions up to 6% of qualified wages. Company matching contributions charged to income amounted to $570,000, $541,000 and $43,000 in 1998, 1997 and 1996, respectively. Company matching contributions are invested in shares of the Company's common stock.

NOTE 8 - INCOME TAXES

       The components of income before income taxes and the provision for income taxes are summarized as follows (in thousands):

                                                       1998          1997          1996
                                                       ----          ----          ----
Income before income taxes
    Domestic                                       $  7,609      $ 12,572      $  3,436
    Foreign                                           3,640         6,021         7,575
                                                   --------      --------      --------
                                                     11,249        18,593        11,011

Provision (benefit) for income taxes
    Current
       Domestic - Federal                             4,778         4,533         1,947
                - State and local                       755           737           722
        Foreign                                       1,781         3,068         2,960
        Benefit of operating loss carryforwards        (314)         (544)         (336)
                                                   --------      --------      --------
                                                      7,000         7,794         5,293
       Deferred
         Domestic - Federal                          (1,862)         (422)           79
                  - State and local                    (344)           (8)            4
         Foreign                                        100          (856)           42
                                                   --------      --------      --------
                                                     (2,106)       (1,286)          125
                                                   --------      --------      --------
                                                      4,894         6,508         5,418
                                                   --------      --------      --------

Net Income
    Domestic                                          4,282         7,732           684
    Foreign                                           2,073         4,353         4,909
                                                   --------      --------      --------
                                                   $  6,355      $ 12,085      $  5,593
                                                   ========      ========      ========

       A reconciliation of the effective income tax rate to the statutory US federal rate follows:

                                                       1998         1997         1996
                                                       ----         ----         ----
Statutory US federal income tax rate                   35.0%        35.0%        35.0%
State and local taxes on income, net of domestic
    Federal income tax benefit                          2.7          2.6          4.4
Impact of foreign subsidiaries on effective rate       (1.5)          .6         (2.8)
Benefit of operating loss carryforwards                (2.2)        (2.9)        (3.1)
Spinoff costs with no tax benefit                        --           --         11.9
Unusual Charges with no tax benefit                     6.9           --           --
Goodwill amortization with no tax benefit               2.9          1.6          3.1
All other                                               (.3)        (1.9)          .7
                                                       ----         ----         ----
     Effective income tax rate                         43.5%        35.0%        49.2%
                                                       ====         ====         ====

       Significant components of the Company's deferred income tax liabilities and assets as of October 31 are as follows (in thousands):

                                                                     1998       1997
                                                                     ----       ----
Deferred income tax liabilities:
    Property, plant and equipment                                  $4,184     $4,051
    Other                                                             119        460
                                                                   ------     ------
      Total deferred income tax liabilities                         4,303      4,511
Deferred income tax assets:
    Pension liability                                               1,288      1,542
    Employee benefits                                               3,284      2,118
    Net operating loss carryforward                                   438        999
    Liability for Unusual Charges                                   1,590         --
    Other accruals and reserves                                       687        692
    Inventory                                                       1,088      1,349
    Net operating loss carryback                                       --        287
    Other                                                           1,172        991
                                                                   ------     ------
      Total deferred income tax assets                              9,547      7,978
      Less: valuation allowance for deferred income tax assets        203        517
                                                                   ------     ------
      Deferred income tax assets, after valuation allowance         9,344      7,461
                                                                   ------     ------
Net deferred income tax assets                                     $5,041     $2,950
                                                                   ======     ======

       The valuation allowance for deferred income tax assets as of October 31, 1996 was $1,061,000. The decrease in the valuation allowance for 1998 and 1997 is the result of the utilization of net operating loss carryforwards. Although realization of the net deferred income tax asset of $9,344,000 is not assured, management believes it is more likely than not that all of such net deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

       The tax benefits from net operating loss carryforwards relate to operations in France, Germany and Italy. The net operating loss carryforwards in Germany are available indefinitely, the net operating loss carryforwards in Italy expire in years 2001 to 2002, and the net operating loss carryforwards in France expire in 2003.

NOTE  9 - ACQUISITIONS

       On February 28, 1998, the Company acquired Chemical Engineering Corporation, a leading manufacturer of water treatment equipment and related systems. The transaction was accounted for as a purchase. The purchase price amounted to $8.6 million in cash (acquired assets included cash of $1.1 million), and was financed by the Company's revolving credit facility. The purchase price exceeded the fair value of net assets acquired by approximately $4.4 million. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill and is being amortized on a straight line basis over 25 years. The purchase agreement also provides for future contingent consideration payable over a two year period and is dependent on future sales levels and other performance criteria. Any future payments will be recorded as additional goodwill, and are not expected to have a material impact on operating results. The results of operations of Chemical Engineering Corporation are included in the accompanying financial statements from the date of acquisition. This acquisition did not materially affect the financial statements of the Company in 1998 nor would it have materially effected the financial statements of prior periods had the results of its operations been included in them.

       During fiscal 1998, the Company completed the acquisition of certain distribution operations. In some cases, payments related to the acquisition have been scheduled for future periods, but are not contingent upon future events or performance criteria. These acquisitions have been accounted for as purchases and, accordingly, the results of their operations are included in the Company's consolidated statements of operations from the date of acquisition. These acquisitions did not materially effect the financial statements of the Company in 1998 nor would they have materially effected the financial statements of prior periods had the results of their operations been included in those financial statements.

NOTE 10 - RELATED PARTY TRANSACTIONS

       Transactions with Commercial Intertech (former parent -- see Note 1) arose from various transactions between the Company and Commercial Intertech. Prior to the reorganization, the payable or receivable balance was primarily the result of the Company's participation in Commercial Intertech's domestic cash management system. Under this system all excess cash was remitted to Commercial Intertech and certain disbursements were made by Commercial Intertech on behalf of the Company. Also included were transactions relating to the Company's federal income tax liability and other corporate charges. Transactions with other Commercial Intertech subsidiaries are included below in the "Other" classification. No significant services or related party transactions occurred in fiscal 1998. A summary of transactions for fiscal years ended October 31, follows (in thousands):

                                                            October 31,
                                                            -----------
                                                  1998          1997          1996
                                                  ----          ----          ----
(Payable) receivable at beginning of year      $    --      $(10,184)     $ 18,767
Net cash remitted to Commercial Intertech                     12,806        22,145
Administrative expenses                                       (3,052)      (11,835)
Payment of dividends                                                       (31,063)
Other                                                            430        (8,198)
                                               -------      --------      --------
Payable at end of year                         $    --      $     --      $(10,184)
                                               =======      ========      ========

NOTE 11 - SEGMENT REPORTING

       The Company has a single industry segment which is engaged in the design, manufacture and sale of products in the fluid purification industry. In the following table, data in the column labeled "Europe" pertains to subsidiaries operating within the European Economic Community. Data in the "Other" column pertains to operations located in Asia, Australia and Brazil.

       Operating income represents total revenue less total operating expenses. Identifiable assets are those assets used in the operations of each business or geographic area or which are allocated when used jointly.

GEOGRAPHIC AREA

1998                         UNITED
                             STATES           EUROPE            JAPAN           OTHER          ELIMINATION      CONSOLIDATED
                             ------           ------            -----           -----          -----------      ------------
Sales to customers          $108,307         $ 30,878         $ 26,139         $ 33,521         $     --          $198,845
Inter-area sales              18,413            1,716              574            2,504          (23,207)               --
                            --------         --------         --------         --------         --------          --------
Total net sales              126,720           32,594           26,713           36,025          (23,207)          198,845
Operating income               6,308              817              497            4,301               --            11,923
Identifiable assets           96,705           21,643           28,612           19,449               --           166,409
Corporate assets                                                                                                     4,433
Total assets                                                                                                       170,842

1997                         UNITED
                             STATES           EUROPE            JAPAN           OTHER          ELIMINATION      CONSOLIDATED
                             ------           ------            -----           -----          -----------      ------------
Sales to customers          $ 94,347         $ 28,756         $ 29,520         $ 34,855         $     --          $187,478
Inter-area sales              20,588            1,695              554            2,987          (25,824)               --
                            --------         --------         --------         --------         --------          --------
Total net sales              114,935           30,451           30,074           37,842          (25,824)          187,478
Operating income              11,999            2,304              143            5,785               --            20,231
Identifiable assets           79,380           17,883           28,013           17,633               --           142,909
Corporate assets                                                                                                     3,416
Total assets                                                                                                       146,325

1996                         UNITED
                             STATES           EUROPE           JAPAN            OTHER          ELIMINATION      CONSOLIDATED
                             ------           ------           -----            -----          -----------      ------------
Sales to customers          $ 86,394         $ 30,541         $ 28,778         $ 33,355         $     --          $179,068
Inter-area sales              16,894            1,305              300               41          (18,540)               --
                            --------         --------         --------         --------         --------          --------
Total net sales              103,288           31,846           29,078           33,396          (18,540)          179,068
Operating income               1,935            2,923            1,269            5,779               --            11,906
Identifiable assets           74,647           17,350           24,948           17,085               --           134,030
Corporate assets                                                                                                     5,244
Total assets                                                                                                       139,274


       The information presented above may not be indicative of the results if the geographic areas were independent organizations.

       Net assets of foreign subsidiaries at October 31, 1998 and 1997 were $27,423,000 and $25,672,000, respectively, of which net current assets were $15,038,000 and $12,022,000 respectively.

NOTE 12 - STOCK OPTIONS AND AWARDS

       In September 1996, the Company adopted and approved a stock option and award plan which allows for the grant of a number of stock incentive instruments, including nonqualified and incentive stock options, restricted stock, performance shares and stock appreciation rights which may be granted as part of a stock option or as a separate right to the holders of any rights previously granted. The plan permits the granting of such stock awards of up to 1,400,000 shares of Common Stock. Accordingly, such shares have been authorized and reserved.

       The options are exerciseable at various dates and have varying expiration dates. Approximately 472,000 shares of Common Stock are reserved for issuance to key employees and nonemployee directors under the provisions of these option and award plans as of October 31, 1998. Of the 353,961 stock options which were granted during 1996, 81,961 related to Commercial Intertech options held by the Company executives prior to the September 10, 1996 spin-off date. Such options were issued in a manner to preserve the economic position of the option holders which existed prior to the distribution. No accounting expense was charged to earnings in connection with this issuance.

       Awards of performance shares totaled 77,000 and 11,000 in 1998 and 1997, respectively. Restricted shares totaling 30,737 were converted at the time of the reorganization and awards of restricted shares totaled 49,335 and 17,340 in 1998 and 1997, respectively. When rights or awards are granted, associated compensation expense is accrued from the date of the grant to the date such options or awards are exercisable.

       A summary of stock option activity follows:

                                                SHARES UNDER
                                                   OPTION         EXERCISE PRICE
                                                   ------         --------------
 Outstanding at October 31, 1995                       --                     --
 Options granted                                  272,000         $        15.13
 Related party options exchanged                   81,961           7.47 - 10.99
                                                  -------         --------------

 Outstanding at October 31, 1996                  353,961           7.47 - 15.13
                                                  -------         --------------

 Options granted                                   13,500          15.25 - 16.63
 Options exercised                                 (5,288)                  7.47
 Options forfeited                                 (4,000)                 15.13
 Related party options exchanged                   19,829            5.96 - 8.79
                                                  -------         --------------

 Outstanding at October 31, 1997                  378,002           5.96 - 16.63
                                                  -------         --------------

 Options granted                                  125,000          14.13 - 21.50
 Options forfeited                                (11,000)                 15.13
                                                  -------         --------------

 Outstanding at October 31, 1998                  492,002           5.96 - 21.50
                                                  =======

       The following table summarizes information concerning currently outstanding options:

                      OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
----------------------------------------------------------------      --------------------------
                                          WEIGHTED-    WEIGHTED-                       WEIGHTED-
  RANGE OF                                 AVERAGE      AVERAGE                         AVERAGE
  EXERCISE            NUMBER              REMAINING     EXERCISE        NUMBER          EXERCISE
   PRICES          OUTSTANDING              LIFE         PRICE        EXERCISABLE        PRICE
   ------          -----------              ----         -----        -----------        -----
  $ 5 - $10           30,404                5.12         $ 8.64          30,404         $ 8.64

   10 -  15           74,098                7.07          11.18          46,269          10.87

   15 -  20          380,500                8.27          15.98         138,500          15.20

   20 -  25            7,000                9.40          21.50              --             --
                     -------                                            -------
                     492,002                                            215,173

       Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to October 31, 1995, under the fair-value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: Risk free interest rates ranging from 5.7% to 6.5%, no dividend yield, expected volatility of the market price of Company common stock ranging from 31% to 33%, and an expected option life of five years.

       The risk-free interest rate is based on short-term treasury bill rates. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

       The Company's pro forma information is as follows (dollars in thousands):

                                                    1998            1997           1996
                                                    ----            ----           ----
Net Income:                   As reported         $6,355         $12,085         $5,593
                              Pro forma            5,758          11,618          5,548

Basic earnings per share:     As reported           0.40            0.83           0.41
                              Pro forma             0.36            0.79           0.41

Diluted earnings per share:   As reported           0.39            0.81           0.41
                              Pro forma             0.35            0.78           0.40

       These pro forma effects may not be representative of the effects on future years because of the prospective application required by SFAS 123, and the fact that options vest over several years and new grants generally are made each year.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used by the Company in estimating its fair value disclosures of financial instruments:

CASH AND CASH EQUIVALENTS:

       The carrying amounts reported in the balance sheets for cash and cash equivalents approximate fair value.

LONG AND SHORT-TERM DEBT:

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

       The carrying amounts and fair values of the Company's financial instruments follows:

                                                       OCTOBER 31,
                                                       -----------
                                           1998                            1997
                              -----------------------------   -----------------------------
                              CARRYING VALUE     FAIR VALUE   CARRYING VALUE     FAIR VALUE
                              --------------     ----------   --------------     ----------
Cash and cash equivalents         $ 4,433         $ 4,433         $ 3,416         $ 3,416
Bank loans                         16,955          16,955          16,998          16,998
Long-term debt                     21,874          21,894           6,352           6,343

       The carrying amounts of accounts receivable and accounts payable and accrued expenses approximate fair value because of the short-term nature of those transactions.

FOREIGN CURRENCY EXCHANGE CONTRACTS:

       At times, the Company utilizes foreign currency exchange contracts to minimize the impact of currency fluctuations on identified transactions. At October 31, 1998 and 1997, the Company held contracts for $2,531,000 and $1,857,000 respectively, with fair values of $2,137,000 and $1,850,000, respectively. The fair value of foreign currency exchange contracts is estimated based on quoted exchange rates at year end. The terms of the foreign currency exchange contracts are matched to the underlying transaction being hedged, and are typically under 90 days. The forward contracts are an effective hedge against fluctuations in the value of the foreign currency. Therefore, the contracts have no income statement impact.

NOTE 14 - CONTINGENCIES

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

NOTE 15 - QUARTERLY DATA (unaudited)

       A summary of the Company's quarterly data follows (in thousands, except per-share amounts):

1998                                               FIRST           SECOND           THIRD            FOURTH             TOTAL
----                                               -----           ------           -----            ------             -----
Net sales                                        $ 44,020         $ 51,311         $ 53,254         $ 50,260          $198,845
Gross profit (1)                                   18,963           22,870           24,923           19,548            86,304
Reorganization and other unusual charges               --               --               --            7,439             7,439
Net income (loss) (2)                               2,533            4,029            4,233           (4,440)            6,355

Basic earnings (loss) per share                  $   0.16         $   0.25         $   0.27         $  (0.28)         $   0.40
Diluted earnings (loss) per share                $   0.16         $   0.25         $   0.26         $  (0.28)         $   0.39

1997                                              FIRST           SECOND            THIRD             FOURTH            TOTAL
----                                              -----           ------            -----             ------            -----
Net sales                                       $ 44,839         $ 46,383          $ 48,135          $ 48,121         $187,478
Gross profit                                      19,201           20,322            20,695            21,094           81,312
Net income                                         2,065            3,290             3,503             3,227           12,085

Basic earnings per share                        $   0.15         $   0.24          $   0.22          $   0.20         $   0.83
Diluted earnings per share                      $   0.15         $   0.24          $   0.22          $   0.20         $   0.81

(1) Includes $2,245,000 relating to the write-down of obsolete inventory in the fourth quarter of 1998.

(2) As more fully described in Note 2, the net loss for the fourth quarter of fiscal 1998 includes reorganization and other unusual charges of $7,439,000 and the write-down of obsolete inventory of $2,245,000 or $9,684,000 in the aggregate ($6,937,000 net of income taxes or $0.43 per diluted share of Common Stock).

       Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.