Form 10-K, Exhibit 13
period 1999-10-31
CUNO INC
filed 2000-01-06
CIK 1019779

--------------------------------------------------------------------------------
PEOPLE                INNOVATION            TECHNOLOGY             NEW PRODUCTS
--------------------------------------------------------------------------------

ABOUT CUNO INCORPORATED

CUNO Incorporated is a world leader in the design, manufacturing, and marketing of a comprehensive line of filtration products and systems for the separation, clarification, and purification of liquids and gases. CUNO's core technologies in the materials sciences have generated superior performing membranes, surface chemistries, depth filters, cleanable filters, filter housings, water conditioners, and filtration systems.

CUNO was the surname of the Company's founder, Charles Cuno, who began manufacturing operations in 1912 for a variety of products, primarily for automobiles, in Meriden, Connecticut. The Company was the Fluid Purification business of Commercial Intertech from 1986 until 1996. In September, 1996 CUNO Incorporated was spun-off from Commercial Intertech as an independent, publicly traded company (NASDAQ: CUNO).

DESCRIPTION OF BUSINESS

The Company's objective is to provide high value-added products and premium customer service. The Company's commitment to technical support includes designating its own scientists with specific industry experience to collaborate with customers to develop cost effective, high quality solutions to difficult filtration problems. This effort provides broad applications expertise within the Company and significantly contributes to the development and design of new products.

A broad array of patented and proprietary filtration products, several recent and pending new product introductions, and an R&D team actively engaged in the continuous development of even more innovative filtration solutions, combine to position CUNO as an industry leader.

MARKET PRICE DATA

The Company's Common Stock is quoted on the NASDAQ market under the symbol CUNO. The following table shows the quarterly high and low prices for the last two fiscal years.

                            1999                               1998
 QUARTER
                    HIGH              LOW             HIGH               LOW
 First            $ 18.00           $ 13.00         $ 18.38           $ 14.75
 Second             18.94             12.00           22.00             16.63
 Third              20.50             16.25           22.38             18.75
 Fourth             21.50             18.88           21.00             10.63

As of October 31, 1999, CUNO had approximately 2,730 shareholders of record. CUNO has not paid dividends on its common stock since its inception and does not intend to pay dividends in the foreseeable future.

INVESTOR CONTACT: FREDERICK C. FLYNN JR., SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER (203) 238-8847

SUMMARY OF FINANCIAL DATA (1)
(in thousands, except per share data and ratios)


==============================================================================================================================
                                                        1999             1998(2)        1997             1996(3)         1995
INCOME DATA

 Net sales                                            $220,584         $198,845       $187,478         $179,068       $162,699
 Gross profit                                           96,550           86,304         81,312           74,220         62,927
 Operating income                                       23,653           11,923         20,231           11,906         10,840
 Income before income taxes                             22,774           11,249         18,593           11,011          9,563
 Net income                                             14,831            6,355         12,085            5,593          6,101
 Basic earnings per share                                 0.92             0.40           0.83             0.41           0.45
 Diluted earnings per share                               0.91             0.39           0.81             0.41           0.45

OTHER FINANCIAL DATA

 Total assets                                          184,342          171,566        146,325          139,274        162,827
 Working capital                                        35,309           31,164         24,949           13,631         49,174
 Net plant investment                                   60,352           56,072         48,529           48,201         47,931
 Capital expenditures                                   11,695           11,860          7,589            6,472          5,728
 Long-term debt                                          8,761           15,437          4,779           33,772          4,060
 Stockholders' equity                                  104,574           90,301         81,890           43,148        112,189

RATIOS

 Gross profit to net sales                                43.8%            43.4%          43.4%            41.4%          38.7%
 Net income to net sales                                   6.7%             3.2%           6.4%             3.1%           3.7%
 Effective income tax rate                                34.9%            43.5%          35.0%            49.2%          36.2%
 Net income to average stockholders' equity               15.2%             7.4%          19.3%             7.2%           5.6%
 Ratio of current assets to current liabilities           1.6:1            1.5:1          1.5:1            1.3:1          2.2:1
 Ratio of long-term debt to stockholders' equity
    plus long-term debt                                    7.7%            14.7%           5.5%            43.9%           3.5%
==============================================================================================================================

(1) In the Summary of Financial Data above, it was assumed that the common shares issued in conjunction with the spin-off of the Company on September 10, 1996 were outstanding for years 1995 - 1996.

(2) Included in the 1998 results are an unusual charge for inventory write-down reducing gross profit by $2,245 and reorganization and other unusual charges of $7,439, reducing operating income by $9,684 and net income by $6,937 (net of income taxes of $2,747), or $0.43 per share. See Note 2.

(3) Included in 1996 operating income and net income were distribution and other nonrecurring costs associated with the spin-off of the Company from its former parent, Commercial Intertech. These expenses totaled $4,858 (net of income taxes of $706).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 1999-1997

YEAR ENDED OCTOBER 31, 1999 COMPARED TO YEAR ENDED OCTOBER 31, 1998

NET SALES


      Net sales of $220.6 million in fiscal year 1999 represented a 10.9 percent increase over net sales of $198.8 million in fiscal year 1998. The majority of this improvement can be attributed to an increase in the unit volume of worldwide sales. The effects of foreign currency fluctuations reduced net sales in fiscal year 1999 by $2.4 million as compared to fiscal year 1998. Had currency values remained unchanged from fiscal year 1998, net sales in fiscal year 1999 would have been $222.9 million, or 12.1% greater than the prior year.

      CUNO's operations are affected by global and regional economic factors. However, the global diversity of the Company's business has helped limit the impact of any one industry or the economy of any single country on the consolidated results. The following table displays the Company's sales by geographic operating segment (dollars in thousands):

======================================================================================================
                                                   YEAR ENDED                                 CURRENCY
                                          OCTOBER 31,       OCTOBER 31,     PERCENT           ADJUSTED
                                             1999              1998          CHANGE           CHANGE
                                             ----              ----          ------           ------
 North America                             $124,990          $108,307          15.4%            15.4%
 Europe                                      32,985            30,878           6.8%             8.7%
 Japan                                       29,373            26,139          12.4%            (1.0%)
 Asia/Pacific                                22,270            19,959          11.6%            11.8%
 Latin America                               10,966            13,562         (19.1%)           19.5%
                                        ----------------------------------------------------------------
    Total Sales                            $220,584          $198,845          10.9%            12.1%
                                        ================================================================
======================================================================================================


      Sales growth in the Company's North American operations was led by the Water Group, a worldwide division of CUNO comprised of the potable water segment of the business. This group accounted for the majority of the increase in North America. The Group's recently introduced new appliance filters designed for the OEM market, as well as the purchase of Chemical Engineering Corporation, a manufacturer of water treatment equipment in March 1998, were significant contributors to the increase. Additionally, sales into most segments of the healthcare market have continued to improve in the US while sales into the fluid processing market have declined year over year due mostly to the sluggish oil & gas and microelectronics markets.

      The Company's overseas sales increased $5.1 million or 5.6 percent in 1999 compared to 1998. Had the value of overseas currencies remained unchanged in fiscal 1999 as compared to fiscal 1998, sales for these operations would have increased $7.5 million or 8.2 percent. Local currency sales in Brazil increased
19.5 percent in fiscal 1999 reflecting strong double-digit sales increases in both the fluid processing and healthcare markets. See "Brazilian Real Devaluation" below for further details. In Europe, sales increased 8.7 percent in local currency with the majority of the gain generated in the healthcare market. In addition, sales by the European Water Group, although embryonic, increased 53.1 percent due to increased marketing efforts associated with the establishment of a focused sales and marketing organization. In Japan, local currency sales declined 1.0 percent reflecting the overall depressed economic climate and general sluggishness in all three of the Company's markets. In Asia/Pacific, local currency sales increased 11.8% reflecting consistent double-digit sales growth in all markets. Much of the growth was related to a general recovery in Southeast Asian countries.

      The following table displays the Company's sales by market (dollars in thousands):

============================================================================================
                                    YEAR ENDED                                    CURRENCY
                           OCTOBER 31,       OCTOBER 31,        PERCENT           ADJUSTED
                             1999              1998              CHANGE            CHANGE
                             ----              ----              ------            ------
 Potable Water             $ 87,649          $ 63,803             37.4%             39.8%
 Fluid Processing            72,269            73,829             (2.1%)            (2.7%)
 Healthcare                  60,666            61,213             (0.9%)             1.1%
                         -------------------------------------------------------------------
    Total Sales            $220,584          $198,845             10.9%             12.1%
                         ===================================================================
============================================================================================

      The large increase in potable water sales was primarily driven by continued strong sales in North America to OEM customers, direct marketing companies, and appliance manufacturers. The decrease in fluid processing sales primarily reflects the continued worldwide slowdown in petroleum exploration and production caused by depressed oil prices which prevailed early in 1999. A decline in sales of the Company's diagnostic membrane products was the primary reason for the flat healthcare sales in fiscal 1999 as compared to fiscal 1998. However, business conditions in this market remain sound and improvement is expected in fiscal 2000.

GROSS PROFIT

      The Company's gross profit increased $10.2 million to $96.6 million in fiscal year 1999 from $86.3 million in 1998. Gross profit as a percentage of net sales increased from 43.4 percent in 1998 to 43.8 percent in 1999. After adjusting for an inventory write-down charge of $2.2 million recorded in the fourth quarter of 1998, the Company's gross profit increased $8.0 million, or
9.0 percent over the prior year. Similarly, after adjusting for the 1998 inventory write-down, gross profit as a percentage of sales declined from 44.5 percent in 1998 to 43.8 percent in 1999. This decrease is attributable to start-up costs incurred during the first quarter of 1999 associated with a new product in the Water Group, higher manufacturing costs in the U.S. membrane operation associated with the introduction of new manufacturing processes, and an unusually favorable mix of sales in the third quarter of 1998 which did not repeat in subsequent periods. Also, the Company's gross profit was negatively impacted by a strong US dollar prevailing throughout much of fiscal 1999. The strong US dollar negatively impacts the cost of products and components manufactured in the US and shipped to overseas subsidiaries.

OPERATING EXPENSES

      Selling, general and administrative expenses increased $5.9 million in fiscal 1999 over fiscal 1998, representing a 10.6 percent increase. Selling expenses increased $3.8 million in 1999, or 11.9 percent, reflecting the continued expansion of programs supporting the worldwide growth of the Water Group, as well as increased expenses associated with businesses acquired during fiscal 1998. Administrative expenses increased $2.4 million or 12.2 percent reflecting increased expenses associated with businesses acquired during fiscal 1998 and other normal inflation-based increases. Research, development and engineering expenses remained relatively flat at $11.7 million in 1999 vs. $11.6 million in 1998.

OPERATING INCOME

      As a result of the above, excluding the 1998 Unusual Charges totaling $9.7 million for inventory write-down and reorganization and other unusual charges, operating income increased by 9.5 percent or $2.0 million in 1999 over 1998.

NONOPERATING ACTIVITY

      Interest expense remained flat year over year at $1.2 million. Other income (expense) decreased by $0.2 million in fiscal 1999 over fiscal 1998. This decrease is primarily attributed to the Company's 1998 sale of a tract of land in Australia (which was unrelated to the business) for $0.4 million, resulting in a pre-tax gain of $0.3 million. No material gains on sales of property, plant, or equipment originated in fiscal 1999.

INCOME TAXES

      The Company's effective income tax rate for fiscal year 1999 was 34.9 percent as compared to 43.5 percent in fiscal year 1998. The unusually high tax rate in 1998 was primarily due to certain costs associated with the Company's 1998 reorganization which had no associated tax benefit and thereby increased the effective tax rate approximately seven percentage points. The tax rate in 1999 was favorably impacted by research and development tax credits and tax benefits related to certain 1996 expenses which were previously considered nondeductible. The mix of income attributed to various countries and their taxing authorities increased the 1999 tax rate 2.7 percentage points compared to 1998. Other factors were not significant and, on a net basis, were relatively consistent year over year.

YEAR ENDED OCTOBER 31, 1998 COMPARED TO YEAR ENDED OCTOBER 31, 1997

NET SALES

      Net sales of $198.8 million in fiscal year 1998 represented a 6.1 percent increase over net sales of $187.5 million in fiscal 1997. The effects of foreign currency fluctuations reduced net sales in fiscal year 1998 by $9.0 million as compared to fiscal year 1997. Had currency values remained unchanged from fiscal year 1997, net sales in fiscal year 1998 would have been $207.9 million, or 10.9% greater than the prior year.

      The following table displays the Company's sales by geographic operating segment (amounts in thousands):

=====================================================================================================
                                           YEAR ENDED                                    CURRENCY
                                   OCTOBER 31,      OCTOBER 31,        PERCENT           ADJUSTED
                                     1998              1997             CHANGE            CHANGE
                                     ----              ----             ------            ------
 North America                    $108,307         $  94,347            14.8%              14.8%
 Europe                             30,878            28,756             7.4%              12.2%
 Japan                              26,139            29,520           (11.5%)             (2.1%)
 Asia/Pacific                       19,959            22,627           (11.8%)              4.6%
 Latin America                      13,562            12,228            10.9%              19.4%
                            -------------------------------------------------------------------------
    Total Sales                   $198,845          $187,478             6.1%              10.9%
                            =========================================================================
=====================================================================================================


      The Company's US operations recorded net sales of $108.3 million in fiscal year 1998, $14.0 million greater than in fiscal 1997, for a 14.8% improvement over the prior year. Sales by the newly organized Water Group accounted for the majority of the increase. The Group's recently introduced new appliance filters designed for the OEM market, as well as the purchase of Chemical Engineering Corporation, a manufacturer of water treatment equipment in March 1998, were significant contributors to the increase. Additionally, sales into the healthcare market have continued to improve in the US while sales into the fluid processing market have remained relatively flat, most notably due to the sluggish oil & gas and microelectronics markets.

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

       The following table displays the Company's sales by market (amounts in thousands):

===============================================================================================
                                       YEAR ENDED                                 CURRENCY
                              OCTOBER 31,       OCTOBER 31,      PERCENT          ADJUSTED
                                 1998              1997           CHANGE           CHANGE
                                 ----              ----           ------           ------
 Potable Water                $ 63,803          $ 50,359           26.7%            30.3%
 Fluid Processing               73,829            80,307           (8.1%)           (2.8%)
 Healthcare                     61,213            56,812            7.7%            13.0%
                            -------------------------------------------------------------------
    Total Sales               $198,845          $187,478            6.1%            10.9%
                            ===================================================================
===============================================================================================

      Sales to the fluid processing market declined 8.1 percent in fiscal year 1998 to $73.8 million, and Water Group sales increased 26.7 percent to $63.8 million. Overall, sales to the healthcare market increased 7.7 percent in fiscal year 1998 as compared to fiscal year 1997, to $61.2 million. Fluctuations in the value of foreign currencies had a negative effect on all market sales in fiscal year 1998 as compared to fiscal year 1997, but impacted fluid processing the most. Had the value of foreign currencies remained unchanged in fiscal year 1998 as compared to 1997, sales to the healthcare market would have increased 13.0 percent; sales to the fluid processing market would have decreased 2.8 percent; and, sales to the potable water market would have increased 30.3 percent.

GROSS PROFIT

      The Company's gross profit increased $5.0 million to $86.3 million in fiscal 1998 from $81.3 million in 1997. Gross profit as a percentage of net sales remained constant at 43.4 percent. However, after adjusting for an unusual inventory write-down charge of $2.2 million associated with the Company's fourth quarter 1998 reorganization, the Company's gross profit increased $7.2 million, or 8.9% over the prior year. Similarly, after adjusting for the 1998 inventory write-down, gross profit as a percentage of sales improved to 44.5 percent from
43.4 percent in the previous year. In addition, the Company continued to benefit from the outsourcing of certain manufactured items, the implementation of programs to reduce the cost of internally manufactured products, and an comparatively favorable mix of sales and product initiatives. The Company's gross profit improved in spite of a strong US dollar prevailing throughout much of fiscal 1998. The strong US dollar negatively impacts the cost of products and components manufactured in the US and purchased by overseas affiliates.

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

      Reorganization and other unusual charges primarily relate to severance and employee benefit costs applicable to 59 terminated salary and hourly employees ($1.7 million), undepreciated abandoned or impaired capital assets ($.7 million) and the write-off of associated unamortized acquisition goodwill ($1.2 million), reengineered operations ($.8 million), and litigation associated with consolidating certain worldwide distribution channels ($3.0 million).

      Including the inventory write-down (discussed above), unusual charges totaled $9.7 million (Unusual Charges), and after an income tax benefit of $2.8 million, reduced fiscal year 1998 earnings by $6.9 million, or $.43 per share on a fully diluted basis.

OPERATING INCOME

      As a result of the above, excluding the 1998 Unusual Charges totaling $9.7 million for inventory write-down and reorganization and other unusual charges, operating income increased by 6.8 percent or $1.4 million.

NONOPERATING ACTIVITY

      Interest expense decreased by $0.4 million to $1.2 million in fiscal 1998 from $1.6 million in 1997. This decrease primarily results from the decrease in debt following the Company's public offering of common stock in May 1997, offset by a modest increase in debt associated with recent acquisitions - see "Financial Position and Liquidity" below. Other income (expense) increased by $0.6 million in fiscal 1998 over fiscal 1997. This increase is primarily attributed to the Company's sale of a tract of land in Australia (which was unrelated to the business) for $0.4 million, resulting in a pretax gain of $0.3 million.

INCOME TAXES

      The Company's effective income tax rate for fiscal year 1998 was 43.5 percent as compared to 35.0 percent in fiscal year 1997. The increase was primarily due to certain costs associated with the Company's 1998 reorganization, which have no associated tax benefit and thereby increased the effective tax rate by approximately seven percentage points. Most other factors, including the mix of income attributed to various countries and their taxing authorities and the impact of nondeductible goodwill, were not significant and, on a net basis, were relatively consistent year over year.

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

      Set forth below is selected key cash flow data (amounts in thousands):

================================================================================
                                                           YEAR ENDED
                                                           OCTOBER 31,
SOURCE / (USE) OF CASH                                 1999           1998
----------------------                                 ----           ----
OPERATING ACTIVITIES:
Accounts receivable                                 $ (4,940)      $ (1,220)
Inventory                                             (2,135)        (4,283)
Accounts payables and accrued expenses                 3,740           (579)
Accrued income taxes                                   3,583         (2,850)
Net cash provided by operating activities             24,394         12,627

INVESTING ACTIVITIES:
Capital expenditures                                 (11,695)       (11,860)
Acquisition of companies, net of cash acquired        (1,000)       (10,144)

FINANCING ACTIVITIES:
Net change in total debt                             (10,060)        10,019
================================================================================

      The accounts receivable increase of 10.5 percent in 1999 was due to the increased level of sales volume. Overall, improved management of inventory, accounts payable and accrued expenses, and taxes payable contributed significantly to the $11.8 million increase in cash flow provided by operating activities in fiscal 1999 compared to the prior year.

      Capital expenditures amounted to $11.7 million in fiscal 1999 and were primarily comprised of purchases of machinery and equipment used in the manufacturing process.

      During fiscal 1998, the Company utilized $10.1 million of cash to complete the acquisition of Chemical Engineering Corporation and certain other distribution operations. In the second quarter of fiscal 1999, the Company made a planned $1.0 million contingent consideration payment related to the acquisition of Chemical Engineering Corporation. This payment was recorded as additional goodwill. The stock purchase agreement also provides for future contingent consideration payable in 2000 which is dependent, among other things, on future sales levels. Any future payments will also be recorded as goodwill and are not expected to have a material impact on operating results. All of the Company's acquisitions have been accounted for as purchases and, accordingly, the results of their operations are included in the Company's consolidated statements of operations from the date of acquisition.

      Due largely to the Company's strong cash flows from operating activities ($24.4 million) in fiscal 1999, the Company was able to reduce its long-term debt, on a net basis, by $10.1 million.

       Other selected financial data at October 31, follows (amounts in thousands):

===============================================================================
                                                        1999          1998
Long term debt, less current portion                  $  8,761        $ 15,437
Stockholders' equity                                   104,574          90,301
Ratio of long term debt to total capitalization              8%             15%
================================================================================

MARKET RISK DISCLOSURES

FOREIGN CURRENCY RISK

      Approximately 50% of the Company's operations consist of sales and manufacturing activities in foreign countries. The Company manufactures a significant portion of its products in the US and sells some of these products to affiliated companies overseas. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's currency exposures vary, but are concentrated in the Japanese yen, Singapore dollar, Australian dollar, British pound, Brazilian real, and the German mark and French franc which are being replaced by the new Euro.

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

      A significant devaluation of the Brazilian real took place late in the first quarter of fiscal 1999. Throughout the remaining part of the fiscal year, the real was relatively stable, albeit substantially weaker relative to the U.S. Dollar as compared to the beginning of the Company's fiscal year. The Brazilian subsidiary accounted for approximately five and seven percent of sales in fiscal 1999 and 1998, respectively. Although the Brazilian subsidiary remained profitable in fiscal 1999 and the devaluation had only a minimal impact on the Company's consolidated results of operations, the business climate in this region is volatile. A significant portion of the products sold by the subsidiary in Brazil are manufactured locally. This has helped to minimize the impact of the devaluation on earnings.

      The Company utilizes bank loans and other debt instruments throughout its worldwide operations. To mitigate foreign currency risk, such debt is generally denominated in the underlying local currency of the branch or subsidiary. In certain limited and specific instances, the Company will manage risk by denominating a portion of debt outstanding in a currency other than the local currency.

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

      Below is a table detailing, by maturity date, the Company's debt portfolio and the associated interest rates for the fiscal years ended October 31, (dollars in thousands):

======================================================================================================
                                                                                               FAIR
                              2000       2001      2002        2003      2004      TOTAL       VALUE
                              ----       ----      ----        ----      ----      -----       -----
 Bank loans                 $19,189       --        --           --       --      $19,189     $19,189
 Avg. Interest Rate            1.34%                                                 1.34%

 Long-term Debt:
    Fixed Rate              $ 2,493    $  871      $622        $634      $634     $ 5,254     $ 5,263
    Avg. Interest Rate         4.10%     5.86%     6.00%       6.00%     6.00%       5.05%

    Variable Rate               --     $6,000       --          --        --      $ 6,000      $6,000
    Avg. Interest Rate                   5.93%                                       5.93%
======================================================================================================

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

      In the fourth quarter of 1998, the Company implemented a plan to outsource the Company's manufacturing of metal housings. As part of this plan, the majority of equipment previously used in the production of metal housings will no longer be used to the extent previously anticipated or was disposed. The fair value of this equipment was generally immaterial. As a result of this plan, the Company recorded an equipment impairment charge of $737,000 and an associated goodwill impairment charge of $1,240,000. The amount of the loss recognized is the excess of the previous carrying amount of the equipment over the estimated fair value. This equipment was initially recorded in connection with a business acquisition.

COMPLIANCE WITH YEAR 2000

      The Company has substantially completed its internal program to remediate its Year 2000 requirements. It has completed the remediation of both its information and non-information technology systems. The Company continues to communicate with its suppliers, customers, and other service providers to determine the extent of the Company's exposure to the failure of third parties to remediate their own Year 2000 needs.

      The most likely worst case scenario would be that a failure by the Company or one or more of its vendors or suppliers to adequately and timely address the Year 2000 issue could interrupt manufacturing of the Company's products for an indeterminable period of time. The Company has identified alternative vendors should a vendor's ability to meet the Company's raw material and supply requirements be impacted by the Year 2000 issue. In conjunction with this effort, the Company continuously monitors its action plans to address its Year 2000 requirements, including contingencies to address unforeseen problems. This is a significant issue for most, if not all, companies, with implications which can not be anticipated or predicted with any degree of certainty.

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

      The Company is expensing software maintenance or modification costs as incurred. The costs of new leased software is being expensed over the term of the lease while items of a capital nature are being depreciated over their estimated useful lives. To complete its remediation, the Company has expensed approximately $50,000 in maintenance or modification costs (excluding operating lease payments for new systems implemented as part of the spin-off) and capitalized approximately $175,000.

EUROPEAN ECONOMIC & MONETARY UNION

      On January 1, 1999, the Euro became the official currency of the European Economic and Monetary Union (the "Union"). Companies in the Union may begin conducting their business operations in the new currency, however the previous local currencies in those countries may continue to be used as legal tender through January 1, 2002.

      The Company has implemented its program to accommodate the new currency. Software used by the Company at its European facilities is capable of handling multi-currencies, including the Euro. As such, the Company is able to accept customer or supplier orders in either the new Euro or the previous local currency. The Company continues to address the Euro's impact on banking operations, payroll processing, long-term competitive pricing, hedging requirements, etc. The estimated costs of any remaining system modifications and other operational changes are not expected to be material to the Company.

INFLATION

      Inflation had a negligible effect on the Company's operations during fiscal years 1999 and 1998. The Company estimates that inflationary effects, in the aggregate, were generally recovered or offset through increased pricing or cost reductions in both fiscal years.

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

Report of Ernst & Young LLP, Independent Auditors

Stockholders and Board of Directors

CUNO Incorporated

      We have audited the accompanying consolidated balance sheets of CUNO Incorporated as of October 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUNO Incorporated at October 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1999, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Hartford, Connecticut
December 13, 1999

Consolidated Statements of Income
(in thousands, except share amounts)


YEAR ENDED OCTOBER 31,                                       1999                 1998                 1997
==================================================================================================================
Net sales                                               $    220,584         $    198,845         $    187,478
Cost of sales:
    Before inventory write-down                              124,034              110,296              106,166
    Inventory write-down                                           -                2,245                    -
------------------------------------------------------------------------------------------------------------------
     Total cost of sales                                     124,034              112,541              106,166
------------------------------------------------------------------------------------------------------------------
Operating expenses:
    Selling, general and administrative expenses              61,193               55,317               50,590
    Research, development and engineering                     11,704               11,625               10,491
    Reorganization and other unusual charges                       -                7,439                    -
------------------------------------------------------------------------------------------------------------------
                                                              72,897               74,381               61,081
------------------------------------------------------------------------------------------------------------------
Operating income                                              23,653               11,923               20,231
Nonoperating income(expense):
    Interest expense                                          (1,202)              (1,213)              (1,616)
    Other income (expense)                                       323                  539                  (22)
------------------------------------------------------------------------------------------------------------------
                                                                (879)                (674)              (1,638)
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                    22,774               11,249               18,593
Income tax provision (benefit):
    Current                                                    7,632                7,000                7,794
    Deferred                                                     311               (2,106)              (1,286)
------------------------------------------------------------------------------------------------------------------
                                                               7,943                4,894                6,508
------------------------------------------------------------------------------------------------------------------
Net income                                              $     14,831         $      6,355         $     12,085
==================================================================================================================
Basic earnings per common share                         $       0.92         $       0.40         $       0.83
Diluted earnings per common share                       $       0.91         $       0.39         $       0.81
Basic shares outstanding                                  16,064,159           15,923,255           14,642,123
Diluted shares outstanding                                16,336,373           16,222,939           14,946,325
==================================================================================================================

See accompanying notes.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

October 31,                                                                                    1999              1998
==========================================================================================================================
ASSETS
Current assets
    Cash and cash equivalents                                                              $   6,186         $   4,433
    Accounts receivable (less allowances for doubtful accounts
      of $1,706 and $1,179, respectively)                                                     50,777            45,963
    Inventories                                                                               29,246            27,646
    Deferred income taxes                                                                      8,606             7,420
    Prepaid expenses and other current assets                                                  2,434             2,550
--------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                 97,249            88,012

Noncurrent assets
    Deferred income taxes                                                                      1,598             2,016
    Intangible assets, net                                                                    22,567            23,182
    Other noncurrent assets                                                                    2,576             2,284
    Property, plant and equipment, net                                                        60,352            56,072
--------------------------------------------------------------------------------------------------------------------------
        Total assets                                                                       $ 184,342         $ 171,566
==========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Bank loans                                                                             $  19,189         $  16,955
    Accounts payable                                                                          16,716            15,655
    Accrued payroll and related taxes                                                         11,790             8,476
    Other accrued expenses                                                                     8,002             9,032
    Accrued income taxes                                                                       3,750               293
    Current portion of long-term debt                                                          2,493             6,437
--------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                             61,940            56,848

Noncurrent liabilities
    Long-term debt, less current portion                                                       8,761            15,437
    Deferred income taxes                                                                      4,750             3,671
    Retirement benefits                                                                        4,317             5,309
--------------------------------------------------------------------------------------------------------------------------
         Total noncurrent liabilities                                                         17,828            24,417
STOCKHOLDERS' EQUITY
    Preferred Stock, $.001 par value: 2,000,000 shares authorized; no shares issued               --                --
    Common Stock, $.001 par value: 50,000,000 shares
      authorized; 16,342,952 and 16,162,661 shares
      issued and outstanding (excluding 4,328 shares in treasury)                                 16                16
    Additional paid-in-capital                                                                39,779            37,780
    Unearned compensation                                                                     (2,568)           (2,742)
    Accumulated other comprehensive income:
      Foreign currency translation adjustments                                                   440             3,695
      Minimum pension liability                                                                    -              (524)
    Retained earnings                                                                         66,907            52,076
--------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                           104,574            90,301
--------------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                                         $ 184,342         $ 171,566
==========================================================================================================================


See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)


===================================================================================================================================
                                                                                        ACCUMU-
                                                         ADDITIONAL       UNEARNED     LATED OTHER                       TOTAL
                                               COMMON      PAID-IN         COMPEN-      COMPREHEN-      RETAINED      STOCKHOLDERS'
                                                STOCK      CAPITAL         SATION       SIVE INCOME     EARNINGS         EQUITY
                                             --------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996                      $14       $  5,925        $(3,448)       $ 7,021        $33,636       $  43,148
Net income                                                                                                12,085          12,085
Other comprehensive income:

  Foreign currency translation adjustments                                                 (2,735)                        (2,735)
  Minimum pension liability adjustment,
   net of income taxes of $242                                                               (175)                          (175)
                                                                                                                       ---------
Comprehensive income                                                                                                       9,175
Amortization of unearned compensation                           112          1,291                                         1,403
Issuance of common stock                           2         28,101                                                       28,103
Stock options exercised                                          34                                                           34
Shares awarded under employee stock plans                       627           (489)                                          138
Other                                                           131                                                          131
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997                       16         34,930         (2,646)         4,111         45,721          82,132
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                                 6,355           6,355
Other comprehensive income:
  Foreign currency translation adjustments                                                   (591)                          (591)
  Minimum pension liability adjustment,
   net of income taxes of $482                                                               (349)                          (349)
                                                                                                                       ---------
Comprehensive income                                                                                                       5,415
Amortization of unearned compensation                                        1,648                                         1,648
Shares awarded under employee stock plans                     2,285         (1,744)                                          541
Shares issued to employee benefit plans                         565                                                          565

-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1998                       16         37,780         (2,742)         3,171         52,076          90,301
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                                14,831          14,831
Other comprehensive income:
  Foreign currency translation adjustments                                                 (3,255)                        (3,255)
  Minimum pension liability adjustment,
   net of income taxes of $724                                                                524                            524
                                                                                                                       ---------
Comprehensive income                                                                                                      12,100
Amortization of unearned compensation                                        1,184                                         1,184
Shares awarded under employee stock plans                     2,501         (2,209)                                          292
Shares issued to employee benefit plans                         599                                                          599
Stock options exercised                                         118                                                          118
Unearned compensation adjustments                            (1,081)         1,081
Other                                                          (138)           118                                           (20)

-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1999                      $16       $ 39,779        $(2,568)       $   440        $66,907       $ 104,574
===================================================================================================================================


See accompanying notes.

CONSOLIDATED STATEMENTS OF  CASH FLOWS
(IN THOUSANDS)


YEAR ENDED OCTOBER 31,                                                                     1999            1998            1997
==================================================================================================================================
OPERATING ACTIVITIES

    Net income                                                                            $ 14,831        $  6,355        $ 12,085
    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                                        8,275           7,795           7,319
        Noncash compensation recognized under employee stock plans                           1,379           1,810           1,560
        Reorganization and other unusual charges, and inventory write-down                      --           9,163              --
        (Gain) loss on sale of property, plant and equipment                                   (44)           (486)             25
        Pension costs (less than) in excess of funding                                        (214)            (33)            926
        Deferred income taxes                                                                  393          (2,106)         (1,470)
    Changes in operating assets and liabilities, net of acquisitions:
        Accounts receivable                                                                 (4,940)         (1,220)         (7,751)
        Inventories                                                                         (2,135)         (4,283)         (3,979)
        Payables to related party                                                               --              --         (10,408)
        Accounts payable and accrued expenses                                                3,740            (579)          3,130
        Accrued income taxes                                                                 3,583          (2,850)          1,551
        Prepaid expenses and other                                                            (474)           (939)           (279)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                   24,394          12,627           2,709

INVESTING ACTIVITIES

    Proceeds from sales of property, plant and equipment                                        61             630             148
    Acquisition of companies, net of cash acquired                                          (1,000)        (10,144)             --
    Capital expenditures                                                                   (11,695)        (11,860)         (7,589)
----------------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                     (12,634)        (21,374)         (7,441)

FINANCING ACTIVITIES
    Proceeds from long-term debt                                                             6,100          20,892          11,400
    Principal payments on long-term debt                                                   (17,068)        (10,501)        (39,621)
    Net borrowings under bank loans                                                            908            (372)          7,706
    Dividends paid to related party                                                             --              --          (4,515)
    Proceeds from issuance of common stock                                                      --              --          28,103
    Proceeds from stock options exercised                                                      118              --              34
----------------------------------------------------------------------------------------------------------------------------------
Net cash (used for) provided by financing activities                                        (9,942)         10,019           3,107
Effect of exchange rate changes on  cash and cash equivalents                                  (65)           (255)           (203)
----------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                      1,753           1,017          (1,828)
Cash and cash equivalents at beginning of year                                               4,433           3,416           5,244
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                  $  6,186        $  4,433        $  3,416
==================================================================================================================================

SUPPLEMENTAL DISCLOSURES
Cash paid during the year for:
    Interest                                                                              $  1,236        $  1,122        $  1,730
    Income taxes                                                                             2,523           9,603           6,211
==================================================================================================================================

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

INVENTORIES:

      Inventories are stated at the lower of cost or market. Inventories in the United States are primarily valued by the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO). Approximately 42 percent of worldwide inventories, in both 1999 and 1998, are accounted for using the LIFO method. Inventories as of October 31 consisted of the following (in thousands):

=====================================================
                                 1999          1998
                                 ----          ----
Raw materials                 $12,399       $11,139

Work in process                 3,197         3,703

Finished goods                 13,650        12,804
-----------------------------------------------------
                              $29,246       $27,646
                            =========================
=====================================================


      If all inventories were valued by the FIFO method, which approximates replacement cost, inventories would have been $2,651,000 higher in 1999 and $2,797,000 higher in 1998.

INTANGIBLES:

      Intangible assets as of October 31 follow (in thousands):

===============================================================================
                                                          1999          1998
Goodwill, less accumulated amortization
 (1999-$6, 958; 1998-$5,897)                            $21,700       $21,456

Other intangibles, less accumulated amortization
  (1999-$24,652; 1998-$24,259)                              867         1,259

Pension intangible asset                                     --           467
-------------------------------------------------------------------------------
                                                        $22,567       $23,182
                                                      =========================
===============================================================================


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

PROPERTIES AND DEPRECIATION:

      Property, plant and equipment are recorded at cost. Buildings and equipment are depreciated principally by the straight-line method over their useful lives, ranging from 10 to 40 years for buildings and 3 to 20 years for machinery and equipment.

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

INCOME TAXES:

      The Company uses the liability method in measuring the provision for income taxes and recognizing deferred income tax assets and liabilities in the balance sheet. Deferred income tax assets and liabilities principally arise from differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred income tax balances are determined using provisions of currently enacted tax laws; the effects of future changes in tax laws or rates are not anticipated.

      Provisions are made for income taxes on undistributed earnings of foreign subsidiaries which are expected to be remitted to the Company in the near term. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both US income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of any unrecognized deferred US income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

TRANSLATION OF FOREIGN CURRENCIES:

      Revenue and expense accounts are translated at the average exchange rate for the year while all assets and liability accounts are translated at the end of year exchange rate. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

REVENUE RECOGNITION:

      Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished product.

RESEARCH AND DEVELOPMENT:

      Costs associated with the development of new products and improvements to existing products are charged to operations as incurred. Research and development costs were $5,599,000, $6,105,000 and $5,343,000 in 1999, 1998 and
1997, respectively.

ADVERTISING:

      Advertising costs are expensed as incurred and included in "selling, general and administrative expenses." Advertising expenses were $3,469,000, $3,791,000 and $3,868,000 in 1999, 1998 and 1997, respectively.

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

OTHER INCOME (EXPENSE):

      Other income (expense) as reported in the accompanying Consolidated Statements of Income for the years ended October 31 consisted of the following (amounts in thousands):

=============================================================================================
                                                            1999         1998         1997
                                                            ----         ----         ----
Interest income                                            $ 199        $ 115        $ 102
Exchange gains                                               120          179           34
Gain (loss) on sale of property, plant and equipment          44          486          (25)
Other expenses                                               (40)        (241)        (133)
---------------------------------------------------------------------------------------------
Total                                                      $ 323        $ 539        $ (22)
                                                         ====================================
=============================================================================================

EARNINGS PER SHARE:

      The following table sets forth the computation of basic and diluted earnings per share for the years ended October 31:

==========================================================================================================
                                                        1999                1998                1997
                                                        ----                ----                ----
NUMERATOR:
  Net Income                                       $ 14,831,000        $  6,355,000        $ 12,085,000
                                                   ====================================================
DENOMINATORS:
  Weighted average shares outstanding                16,233,591          16,132,099          14,901,933
  Issued but unearned performance shares               (110,322)           (165,002)           (223,700)
  Issued but unearned restricted shares                 (59,110)            (43,842)            (36,110)
-----------------------------------------------------------------------------------------------------------
Denominator for basic earnings per share             16,064,159          15,923,255          14,642,123
                                                 =========================================================
   Weighted average shares outstanding               16,233,591          16,132,099          14,901,933
   Effect of dilutive employee stock options            102,782              90,840              44,392
-----------------------------------------------------------------------------------------------------------
Denominator for diluted earnings per share           16,336,373          16,222,939          14,946,325
                                                 =========================================================
Basic earnings per share                           $       0.92        $       0.40        $       0.83
Diluted earnings per share                         $       0.91        $       0.39        $       0.81
==========================================================================================================

FOREIGN CURRENCY EXCHANGE CONTRACTS:

      The Company utilizes forward foreign exchange contracts to hedge specific exposures relating primarily to export sales with pre-established U.S. dollar amounts at specified dates. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. Open, matured and terminated contracts are marked to market for changes in the spot exchange rate with resulting gains and losses recognized in the Consolidated Statements of Income (fair value method). See Note 13.

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

NEWLY ISSUED ACCOUNTING STANDARDS:

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires all derivatives to be recorded in the balance sheet at fair value and provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company is studying the application of this new statement. The adoption of this statement is not expected to change the Company's business practices nor is it expected to have a material impact on the consolidated results of operations, financial position or cash flows. As required, the Company plans to adopt this statement upon its applicable effective date in fiscal 2000.

RECLASSIFICATIONS:

      Certain reclassifications, including those relating to the adoption of SFAS 130, "Reporting Comprehensive Income," have been made to the prior year amounts to conform to the current year presentation.

NOTE 2 - UNUSUAL CHARGES

      During 1998, the Company took various actions to enhance its competitiveness including initiatives in its manufacturing operations to improve capabilities and efficiencies (the "Plan"). Under the Plan, the Company recognized charges of $9,684,000. After an income tax benefit of $2,747,000, these charges reduced fiscal year 1998 earnings by $6,937,000 or $0.43 per share on a diluted basis. Principal actions of the Plan included the outsourcing of the Company's metal housing manufacturing, streamlining of the Company's operations for membrane production in the US, reducing the salaried and hourly workforce, and consolidating certain distribution operations in the US and Europe. The principal components of the Plan were approved in the latter part of fiscal 1998.

      Reorganization and other unusual charges include severance and employee benefit costs applicable to 59 terminated salaried and hourly employees ($1,715,000), undepreciated abandoned or impaired capital assets ($737,000) and associated unamortized acquisition goodwill ($1,240,000), reengineered operations ($785,000), and litigation related to consolidating certain worldwide distribution channels ($2,962,000). As part of the Plan, included in cost of goods sold is $2,245,000 relating to a non-cash write-down of obsolete inventory.

      Reorganization and other unusual charges of $7,439,000 include $5,462,000 which will ultimately be paid in cash. Payments of $521,000 relating to this reorganization liability were made in fiscal 1998 - the remainder of this liability was substantially paid in fiscal 1999.

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

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment as of October 31 is comprised of the following (in thousands):

=====================================================================
                                              1999           1998
                                              ----           ----
Land and land improvements                 $  6,435       $  6,396
Buildings                                    27,234         26,159
Machinery and equipment                      72,357         66,373
Construction in progress                     11,554          9,654
----------------------------------------------------------------------
                                            117,580        108,582
Less depreciation                            57,228         52,510
----------------------------------------------------------------------
                                           $ 60,352       $ 56,072
                                        =============================
=====================================================================


       Depreciation expense was $6,939,000 in 1999, $5,870,000 in 1998, and
$5,674,000 in 1997.


NOTE  4 - DEBT

       Long-term debt obligations as of October 31 follow (in thousands):

===========================================================
                                      1999          1998
                                      ----          ----
Revolving credit                   $ 6,000       $10,500
Mortgages                            1,239         2,042
Other                                4,015         9,332
-----------------------------------------------------------
                                    11,254        21,874

Less current portion                 2,493         6,437
-----------------------------------------------------------
                                   $ 8,761       $15,437
                                 ==========================
===========================================================

      The Company has a $60 million senior unsecured revolving credit facility which matures in 2001. The Company pays a variable per annum fee quarterly in arrears on the unused amount of the commitment. The rate was 0.1 percent at October 31, 1999. The interest rate on outstanding borrowings at October 31, 1999 was 5.93 percent (5.79 percent at October 31, 1998). The facility has interest options determinable by the Company based upon prime or LIBOR rates plus an applicable margin. The credit facility includes covenants which require the Company to meet certain financial ratios. The Company continues to be in compliance with these covenants.

      Mortgages relate to three manufacturing facilities and bear interest at rates ranging from 1.75 percent to 5.0 percent, and mature through the year 2000. These mortgages are secured by various property and equipment which had a net book value of $9,339,000 at October 31, 1999. Other debt primarily relates to debt instruments used to finance certain capital expenditures and acquisitions, including certain debt which has been discounted at 6.0 percent and is payable over five years. Principal payments due after October 31, 1999 are: 2000 - $2,493,000; 2001 - $6,871,000; 2002 - $622,000; 2003 - $634,000; and
2004 - $634,000.

      Outstanding bank loans at October 31, 1999 and 1998 had weighted average interest rates of 1.3 percent and 2.7 percent, respectively. The bank loans and unused short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit.

      The Company had available uncommitted, unused short-term lines of credit in various countries totaling approximately $28.5 million at October 31, 1999. Borrowings under the unused short-term lines of credit are subject to the bank's approval.

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

PUBLIC OFFERING OF COMMON STOCK

      In May 1997, the Company completed an equity offering of 2,165,000 shares of Common Stock. Proceeds to the Company, net of related costs of the offering, totaled $28.1 million. The proceeds were used to retire indebtedness, and for working capital and general corporate purposes.

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

STOCKHOLDER RIGHTS PLAN

      The Company has a Stockholder Rights Plan, pursuant to which a preferred share purchase right (a "Right") is associated with, and trades with, each share of Common Stock outstanding. Each Right, when it becomes exercisable, entitles its holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock"), par value $.001 per share, of the Company at a price of $60 per one-hundredth share, subject to adjustment. The Rights are not exercisable until the earlier of (i) the acquisition of 15% or more of the Company's Common Stock by a person or group of affiliated persons (an "Acquiring Person"); or (ii) 10 days following the commencement or announcement of an intention to make a tender or exchange offer which would result in a person or group becoming an Acquiring Person. Each holder of a Right will have the right to receive, upon exercise, the number of shares of Common Stock or one-hundredths of a share of Series A Preferred Stock having a value (immediately prior to such triggering event) equal to two times the exercise price of such Right. In the event that the Company is acquired in a merger or acquisition, as defined, each holder of a Right shall have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 8, 2006.

NOTE 6 - OPERATING LEASES

      The Company has certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $2,812,000 in 1999, $2,277,000 in 1998 and $1,992,000 in 1997.

      Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at October 31, 1999 were as follows: 2000 - $2,447,000; 2001 - $1,967,000; 2002 - $1,519,000; 2003 - $1,299,000; and 2004 -
$1,048,000.

NOTE 7 - BENEFIT PLANS

      The Company has noncontributory defined benefit plans for substantially all of its US employees. Pension benefits for the hourly employees covered by these plans are expressed as a flat benefit rate times years of continuous service. Benefits for salaried employees are based upon a percentage of the employee's average compensation during the preceding ten years, reduced by 50 percent of the Social Security Retirement Benefit. The Company funds amounts at least sufficient to exceed the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be deemed appropriate.

      The Company also has contributory defined benefit pension plans covering its employees in Japan. Benefits under these plans are based on years of service and compensation in the period immediately preceding retirement. Funding is predicated on minimum contributions as required by local laws and regulations plus additional amounts, if any, as may be deemed appropriate.

      The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31, 1999 and 1998 for the Company's US and Japanese defined benefit pension plans (in thousands):

                                                                 1999                                        1998
                                                                 ----                                        ----
                                                    PLANS WHOSE        PLANS WHOSE            PLANS WHOSE           PLANS WHOSE
                                                   ASSETS EXCEED       ACCUMULATED           ASSETS EXCEED          ACCUMULATED
                                                    ACCUMULATED       BENEFITS EXCEED         ACCUMULATED         BENEFITS EXCEED
                                                      BENEFITS              ASSETS              BENEFITS              ASSETS
                                                   --------------     ---------------        -------------        ---------------
Projected benefit obligation                          $(20,587)            $(13,056)            $(14,968)            $(18,117)
                                                ==================================================================================
Market value of plan assets                           $ 21,357             $  7,084             $ 13,207             $ 10,985
                                                ==================================================================================
Projected benefit obligation less than (in
  excess of) plan assets                                   770               (5,972)              (1,761)              (7,132)
Unrecognized net (gain) loss                            (2,713)               1,467                  400                3,440
Unrecognized prior service cost                          1,488                  619                  909                1,052
Unrecognized transition obligation                          --                   24                   --                 (292)
Additional minimum liability                                --                   --                   --               (1,717)
----------------------------------------------------------------------------------------------------------------------------------
 Net pension liability                                $   (455)            $ (3,862)            $   (452)            $ (4,649)
                                                ==================================================================================
==================================================================================================================================

      Plan assets at October 31, 1999 are invested in publicly traded and restricted mutual funds, various corporate and government bonds, guaranteed income contracts and listed stocks, including common stock of the Company having a market value of $2,000,000 (100,000 shares) at that date.

      A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below (in thousands):

============================================================================================
                                            1999                1998                1997
                                            ----                ----                ----
DEFINED BENEFIT PLANS:

 Service cost                             $ 2,043             $ 1,868             $ 1,563
 Interest cost                              1,702               1,649               1,503
 Expected return on plan assets            (3,043)             (1,501)             (1,337)
 Net amortization and deferral              1,433                 154                  96
--------------------------------------------------------------------------------------------
  Net pension cost                        $ 2,135             $ 2,170             $ 1,825
                                       =====================================================
============================================================================================

       A summary of the changes in the projected benefit obligation is shown below (amounts in thousands):

================================================================================
                                                    1999                 1998
Benefit obligation--beginning of year             $ 33,085             $ 28,349
Service cost                                         2,043                1,868
Interest cost                                        1,702                1,649
Benefits and expenses paid                          (1,811)              (1,182)
Actuarial assumption changes                        (2,658)               1,859
Foreign currency exchange rate changes               1,282                  542
--------------------------------------------------------------------------------
Benefit obligation--end of year                   $ 33,643             $ 33,085
                                                ================================
================================================================================

           A summary of the changes in the plan assets is shown below
                            (amounts in thousands):

==================================================================================
                                                    1999                 1998
                                                    ----                 ----
Plan assets--beginning of year                    $ 24,192             $ 24,169
Actual return on assets                              3,738                 (652)
Employer contributions                               1,592                2,005
Benefits and expenses paid                          (1,811)              (1,514)
Foreign currency exchange rate changes                 730                  184
----------------------------------------------------------------------------------
Plan assets--end of year                          $ 28,441             $ 24,192
                                                ==================================
==================================================================================

       Assumptions used in the accounting for the defined benefit plans as of October 31 were:

=======================================================================================
                                                            1999                1998
                                                            ----                ----
DOMESTIC PLANS
Weighted-average discount rate                              7.5%                6.75%
Rates of increase in compensation levels                    5.0%                5.0%
Expected long-term rate of return on assets                10.0%               10.0%

FOREIGN PLAN (JAPAN)
Weighted-average discount rate                              3.0%                2.5%
Rates of increase in compensation levels                    3.5%                3.5%
Expected long-term rate of return on assets                 5.0%                4.5%
=======================================================================================


      Due to assumptions inherent in the actuarial computations, it is reasonably possible that future actual expenses will differ from current actuarial estimates.

      The Company sponsors a defined contribution plan that provides all U.S. employees of the Company an opportunity to accumulate funds for their retirement. The Company currently matches 50% of employee contributions up to 6% of qualified wages. Company matching contributions charged to income amounted to $567,000, $570,000 and $541,000 in 1999, 1998 and 1997, respectively. Company matching contributions are invested in shares of the Company's Common Stock.

NOTE 8 - INCOME TAXES

      The components of income before income taxes and the provision for income taxes are summarized as follows (in thousands):


==============================================================================================================
                                                            1999                 1998                 1997
                                                            ----                 ----                 ----
Income before income taxes
    Domestic                                              $ 16,887             $  7,609             $ 12,572
    Foreign                                                  5,887                3,640                6,021
--------------------------------------------------------------------------------------------------------------
                                                            22,774               11,249               18,593

Provision (benefit) for income taxes
    Current
     Domestic-Federal                                        4,290                4,778                4,533
              -State and local                                 916                  755                  737
      Foreign                                                2,629                1,781                3,068
      Benefit of operating loss carryforwards                 (203)                (314)                (544)
--------------------------------------------------------------------------------------------------------------
                                                             7,632                7,000                7,794
     Deferred
      Domestic-Federal                                          36               (1,862)                (422)
               -State and local                                 (1)                (344)                  (8)
      Foreign                                                  276                  100                 (856)
--------------------------------------------------------------------------------------------------------------
                                                               311               (2,106)              (1,286)
--------------------------------------------------------------------------------------------------------------
                                                             7,943                4,894                6,508
--------------------------------------------------------------------------------------------------------------

Net Income
    Domestic                                                11,646                4,282                7,732
    Foreign                                                  3,185                2,073                4,353
--------------------------------------------------------------------------------------------------------------
                                                          $ 14,831             $  6,355             $ 12,085
                                                         ======================================================
===============================================================================================================

       A reconciliation of the statutory US federal rate to the effective income tax rate follows:

=============================================================================================================
                                                              1999                1998                1997
                                                              ----                ----                ----
Statutory US federal income tax rate                          35.0%               35.0%               35.0%
State and local taxes on income, net of domestic
Federal income tax benefit                                     2.5                 2.7                 2.6
Impact of foreign subsidiaries on effective rate               1.2                (1.5)                 .6
Benefit of operating loss carryforwards                        (.3)               (2.2)               (2.9)
Unusual Charges with no tax benefit                             --                 6.9                  --
Tax credits                                                   (2.2)                 --                  --
Prior year tax provision adjustments                          (1.8)                 --                  --
Goodwill amortization with no tax benefit                      1.5                 2.9                 1.6
All other                                                     (1.0)                (.3)               (1.9)
--------------------------------------------------------------------------------------------------------------
    Effective income tax rate                                 34.9%               43.5%               35.0%
                                                            =================================================
=============================================================================================================

      Significant components of the Company's deferred income tax liabilities and assets as of October 31 are as follows (in thousands):


=====================================================================================================
                                                                          1999               1998
                                                                          ----               ----
Deferred income tax liabilities:

    Property, plant and equipment                                        $ 5,114            $ 4,184
    Other                                                                     37                119
------------------------------------------------------------------------------------------------------
     Total deferred income tax liabilities                                 5,151              4,303
Deferred income tax assets:
    Pension liability                                                      1,450              2,012
    Employee benefits                                                      4,751              3,284
    Net operating loss carryforward                                          189                438
    Liability for Unusual Charges                                            821              1,590
    Other accruals and reserves                                            1,223                687
    Inventory                                                              1,206              1,088
    Other                                                                  1,154              1,172
------------------------------------------------------------------------------------------------------
     Total deferred income tax assets                                     10,794             10,271
     Less: valuation allowance for deferred income tax assets                189                203
------------------------------------------------------------------------------------------------------
     Deferred income tax assets, after valuation allowance                10,605             10,068
------------------------------------------------------------------------------------------------------
Net deferred income tax assets                                           $ 5,454            $ 5,765
                                                                       ==============================
=====================================================================================================


      The valuation allowance for deferred income tax assets as of October 31, 1997 was $517,000. The decrease in the valuation allowance for 1998 is the result of the utilization of net operating loss carryforwards in Brazil. The decrease in the valuation allowance in 1999 results from the utilization of net operating loss carryforwards in Brazil, offset by provisions for net operating loss carryforwards in Italy and Germany. Although realization of the net deferred income tax asset of $10,605,000 is not assured, management believes it is more likely than not that all of such net deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

      The net operating loss carryforwards in Germany are available indefinitely; the net operating loss carryforwards in Italy expire in 2001 and 2002; and the net operating loss carryforwards in France expire in 2003.

NOTE 9 - ACQUISITIONS

      On February 28, 1998, the Company acquired Chemical Engineering Corporation, a leading manufacturer of water treatment equipment and related systems. The transaction was accounted for as a purchase. The purchase price amounted to $8.6 million in cash (acquired assets included cash of $1.1 million), and was financed by the Company's revolving credit facility. The purchase price exceeded the fair value of net assets acquired by approximately $4.4 million. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill and is being amortized on a straight line basis over 25 years. The purchase agreement also provides for future contingent consideration payable over a two year period and is dependent on future sales levels and other performance criteria. During 1999 contingent payments totaled $1 million and were recorded as additional goodwill. The results of operations of Chemical Engineering Corporation are included in the accompanying financial statements from the date of acquisition. This acquisition did not materially affect the financial statements of the Company in 1998 nor would it have materially effected the financial statements of prior periods had the results of its operations been included in them.

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

NOTE 10 - RELATED PARTY TRANSACTIONS

      Certain transactions in fiscal 1997 with Commercial Intertech, the Company's former parent, related to the Company's federal income tax liability and certain corporate services. No significant services or related party transactions occurred in fiscal 1999 and 1998. In 1997, the Company remitted net cash of $12,806,000 for loan payments to Commercial Intertech and accrued $3,052,000 for administrative expenses; other amounts charged back to Commercial Intertech were $430,000. No amounts were due to or due from Commercial Intertech as of October 31, 1997 and thereafter.

NOTE 11 - SEGMENT FINANCIAL DATA

      For management reporting and control, the Company is divided into five geographic operating segments as presented below. Each segment has general operating autonomy over its products.

      Operating segment data include the results of all subsidiaries, consistent with the management reporting of these operations. Financial information by geographic operating segment as of and for each of the years ended October 31 is summarized below (amounts in thousands):


======================================================================================================
                                                                 OCTOBER 31,
                                               1999                  1998                  1997
                                               ----                  ----                  ----
NET SALES:
North America                                $ 146,248             $ 126,720             $ 114,935
Europe                                          40,696                39,695                33,840
Japan                                           30,143                26,712                30,074
Asia/Pacific                                    24,315                22,287                25,442
Latin America                                   11,287                13,738                12,401
Elimination of intercompany sales              (32,105)              (30,307)              (29,214)
------------------------------------------------------------------------------------------------------
   Consolidated                              $ 220,584             $ 198,845             $ 187,478
======================================================================================================


==============================================================================================
                                                            OCTOBER 31,
                                           1999                 1998                 1997
                                           ----                 ----                 ----
OPERATING INCOME:
North America                            $ 15,313             $  6,308             $ 11,999
Europe                                      2,384                  817                2,304
Japan                                       1,083                  497                  143
Asia/Pacific                                3,190                2,795                3,991
Latin America                               1,683                1,506                1,794
-----------------------------------------------------------------------------------------------
Segment total                              23,653               11,923               20,231
-----------------------------------------------------------------------------------------------
Interest expense                           (1,202)              (1,213)              (1,616)
Other income (expense), net                   323                  539                  (22)
-----------------------------------------------------------------------------------------------
   Income before income taxes            $ 22,774             $ 11,249             $ 18,593
                                       =======================================================
==============================================================================================

- Segment operating income consists of net sales less operating expenses. Interest expense and other income (expense) have not been allocated to segments.

- Included in the 1998 segment operating income were Unusual Charges of $8,067,000, $1,521,000, $53,000, and $43,000 in North America, Europe,
      Japan, and Asia/Pacific, respectively.

==========================================================================================
                                                    OCTOBER 31,
                                   1999                  1998                  1997
                                   ----                  ----                  ----
ASSETS:

North America                   $ 144,385             $ 135,200             $ 109,875
Europe                             24,028                25,735                21,008
Japan                              31,558                29,864                28,856
Asia/Pacific                       13,239                14,083                14,267
Latin America                       5,763                 7,219                 5,328
General Corporate                   6,186                 4,433                 2,821
Eliminations and other            (40,817)              (44,968)              (35,830)
-----------------------------------------------------------------------------------------
   Consolidated                 $ 184,342             $ 171,566             $ 146,325
                             ============================================================
=========================================================================================


      - General Corporate assets (principally cash and investments) are not allocated to segments.

      - Eliminations and other is primarily comprised of intercompany receivables and investments in subsidiaries, both of which are eliminated in the Company's consolidated financial statements.


================================================================================
                                                    OCTOBER 31,
                                    1999               1998              1997
                                    ----               ----              ----
CAPITAL EXPENDITURES:

North America                    $10,127            $10,464            $5,925
Europe                               648                416               831
Japan                                390                399               372
Asia/Pacific                         429                398               375
Latin America                        101                183                86
---------------------------------------------------------------------------------
   Consolidated                  $11,695            $11,860            $7,589
                               =================================================
================================================================================


=======================================================================================
                                                          OCTOBER 31,
                                            1999              1998              1997
                                            ----              ----              ----
DEPRECIATION AND AMORTIZATION:

North America                             $6,274            $5,826            $5,527
Europe                                       804               956               645
Japan                                        524               416               417
Asia/Pacific                                 500               426               498
Latin America                                173               171               232
----------------------------------------------------------------------------------------
   Consolidated                           $8,275            $7,795            $7,319
                                        ===============================================
=======================================================================================


      - Non-cash expenses associated with the 1998 Unusual Charges amounted to $1,977,000.


      CUNO sells its products into three distinct market segments. The potable water market includes applications designed for residential, commercial, and food service customers. The fluid processing market includes customers in industries as diverse as chemical, petrochemical, oil & gas, paints and resins, and electronics. The healthcare market customers include food & beverage providers which require absolute clarity and stability of their products and pharmaceutical and biotechnology companies which require cost-efficient filtration and high levels of purity for production of sterile, contaminate free drugs and diagnostic test kits.

       The Company's sales by market are summarized below (amounts in thousands):

================================================================================
                                              OCTOBER 31,
                              1999                1998                1997
                              ----                ----                ----
NET SALES:

Potable Water               $ 87,649            $ 63,803            $ 50,359
Fluid Processing              72,269              73,829              80,307
Healthcare                    60,666              61,213              56,812
--------------------------------------------------------------------------------
   Consolidated             $220,584            $198,845            $187,478
                          ======================================================
================================================================================


NOTE 12 - STOCK OPTIONS AND AWARDS

      The Company has a stock option and award plan which allows for granting a number of stock incentive instruments, including nonqualified and incentive stock options, restricted stock, performance shares and stock appreciation rights which may be granted as part of a stock option or as a separate right to the holders of any rights previously granted. The plan permits the granting of such stock awards of up to 2,200,000 shares of Common Stock. Accordingly, such shares have been authorized and reserved.

      The options are exerciseable at various dates and have varying expiration dates. Approximately 909,000 shares of Common Stock are reserved for issuance to key employees and nonemployee directors under the provisions of these option and award plans as of October 31, 1999.

      Awards of performance shares totaled 6,333 in 1999, 77,000 in 1998, and 11,000 in 1997. Awards of restricted shares totaled 111,402, 49,335, and 17,340 in 1999, 1998 and 1997, respectively. When rights or awards are granted, associated compensation expense is accrued from the date of the grant to the date such options or awards are exercisable. Shares earned under the plan are based on a formula which may be adjusted at the discretion of the Company's Compensation Committee.

      A summary of stock option activity follows:

==================================================================================
                                              OPTIONS            EXERCISE PRICE
                                              -------            --------------
Outstanding at October 31, 1996               353,961             7.47 - 15.13
----------------------------------------------------------------------------------
Options granted                                13,500            15.25 - 16.63
Options exercised                              (5,288)                    7.47
Options forfeited                              (4,000)                   15.13
Related party options exchanged                19,829             5.96 - 8.79
----------------------------------------------------------------------------------
Outstanding at October 31, 1997               378,002             5.96 - 16.63
----------------------------------------------------------------------------------
Options granted                               125,000            14.13 - 21.50
Options forfeited                             (11,000)                   15.13
----------------------------------------------------------------------------------
Outstanding at October 31, 1998               492,002             5.96 - 21.50
----------------------------------------------------------------------------------
Options granted                               209,000            14.13 - 15.00
Options exercised                              (9,144)            5.96 - 15.13
Options forfeited                             (16,500)           14.13 - 15.13
----------------------------------------------------------------------------------
Outstanding at October 31, 1999               675,358             7.94 - 21.50
==================================================================================

      The weighted-average grant-date fair value of options granted was $8.86, $7.25, and $6.07 in 1999, 1998, and 1997, respectively. The following table summarizes information concerning currently outstanding options:

======================================================================================================
                      OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
------------------------------------------------------------------     -------------------------------
                                     WEIGHTED-
    RANGE OF                          AVERAGE         WEIGHTED-                          WEIGHTED-
    EXERCISE            NUMBER       REMAINING         AVERAGE            NUMBER          AVERAGE
     PRICES          OUTSTANDING        LIFE        EXERCISE PRICE      EXERCISABLE    EXERCISE PRICE
------------------------------------------------------------------     -------------------------------
  $ 5 - $10           27,760            4.39          $  8.75            27,760          $  8.75
   10 -  15          247,348            8.42            13.24            70,098            11.01
   15 -  20          393,250            7.44            15.99           251,000            15.18
   20 -  25            7,000            8.42            21.50             7,000            21.50
                     -------                                            -------
                     675,358                                            355,858
======================================================================================================


      Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to October 31, 1995, under the fair-value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rates ranging from 5.7% to 6.5%, no dividend yield, expected volatility of the market price of Company Common Stock ranging from 31% to 69%, and an expected option life of five years.

      The risk-free interest rate is based on short-term treasury bill rates. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

      The Company's pro forma information follows (dollars in thousands):

======================================================================================
                                                     1999        1998          1997
                                                     ----        ----          ----
Net Income:                 As reported            $14,831      $6,355       $12,085
                            Pro forma               13,968       5,758        11,618

Basic earnings per share:   As reported              0.92         0.40          0.83
                            Pro forma                0.87         0.36          0.79

Diluted earnings per share: As reported              0.91         0.39          0.81
                            Pro forma                0.86         0.35          0.78
======================================================================================


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

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used by the Company in estimating its fair value disclosures of financial instruments:

CASH AND CASH EQUIVALENTS:

      The carrying amounts reported for cash and cash equivalents approximate fair value.

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

      The carrying amounts and fair values of the Company's financial instruments follows:


============================================================================================
                                                        OCTOBER 31,
                                               1999                         1998
                               -------------------------------------------------------------
                                 CARRYING VALUE   FAIR VALUE   CARRYING VALUE   FAIR VALUE
                                 --------------   ----------   --------------   ----------
Cash and cash equivalents           $  6,186       $  6,186       $  4,433       $  4,433

Bank loans                            19,189         19,189         16,955         16,955

Long-term debt                        11,254         11,263         21,874         21,894
============================================================================================


      The carrying amounts of accounts receivable and accounts payable and accrued expenses approximate fair value because of the short-term nature of those transactions.

FOREIGN CURRENCY EXCHANGE CONTRACTS:

      At times, the Company utilizes foreign currency exchange contracts to minimize the impact of currency fluctuations on identified transactions. At October 31, 1999 and 1998, the Company held contracts for $3,041,000 and $2,531,000 respectively, with fair values of $2,989,000 and $2,137,000, respectively. The fair value of foreign currency exchange contracts is estimated based on quoted exchange rates at year end. The terms of the foreign currency exchange contracts are matched to the underlying transaction being hedged, and are typically under 90 days. The forward contracts are an effective hedge against fluctuations in the value of the foreign currency. Therefore, the contracts have no income statement impact.

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

NOTE 15 - QUARTERLY DATA (unaudited)

       A summary of the Company's quarterly data follows (in thousands, except per-share amounts):

====================================================================================================================
1999                                            FIRST        SECOND         THIRD          FOURTH          TOTAL
Net sales                                      $50,626       $54,027       $56,348        $59,583        $220,584
Gross profit                                    19,866        23,907        25,160         27,617          96,550
Net income                                       1,588         3,315         4,453          5,475          14,831

Basic earnings per share                       $  0.10       $  0.21       $  0.28        $  0.34        $   0.92
Diluted earnings per share                     $  0.10       $  0.20       $  0.27        $  0.33        $   0.91


1998
Net sales                                      $44,020       $51,311       $53,254        $50,260        $198,845
Gross profit(1)                                 18,963        22,870        24,923         19,548          86,304
Reorganization and other unusual charges            --            --            --          7,439           7,439
Net income (loss)(2)                             2,533         4,029         4,233         (4,440)          6,355

Basic earnings (loss) per share                $  0.16       $  0.25       $  0.27        $ (0.28)       $   0.40
Diluted earnings (loss) per share              $  0.16       $  0.25       $  0.26        $ (0.28)       $   0.39
====================================================================================================================


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