Form 10-K, Exhibit 13
period 2000-10-31
CUNO INC
filed 2001-01-22
CIK 1019779

Fluid Thinking

SALES BY MARKET
   ($ Millions)

        [PIE CHART]

               42%             POTABLE WATER
                               -      $101.5 Sales in 2000
                               -      Up 17% in local currency

               26%             HEALTHCARE
                               -      $ 62.8 Sales in 2000
                               -      Up 7% in local currency

               32%             FLUID PROCESSING
                               -      $ 78.8 Sales in 2000
                               -      Up 11% in local currency

        [PIE CHART]

               19%             NEW PRODUCTS
                               (Shown as Percent of Sales)
                               -      Record new product sales of $45.8 in 2000
                               -      Up from only 6% in 1996

                                   MARKET DATA

      THE COMPANY'S COMMON STOCK IS QUOTED ON THE NASDAQ MARKET UNDER THE SYMBOL CUNO. THE FOLLOWING TABLE SHOWS THE QUARTERLY HIGH AND LOW PRICES FOR THE LAST TWO FISCAL YEARS ENDED OCTOBER 31:

      QUARTER                                                          2000                        1999
                                                               HIGH               LOW         HIGH          LOW
      FIRST                                                  $ 25.75          $ 19.50      $ 18.00      $ 13.00
      SECOND                                                   29.50            20.94        18.94        12.00
      THIRD                                                    30.25            22.06        20.50        16.25
      FOURTH                                                   31.00            22.06        21.50        18.88

         AS OF OCTOBER 31, 2000 CUNO HAD APPROXIMATELY 2,370 SHAREHOLDERS OF RECORD.


                        Visit Our Website at www.cuno.com

                            SUMMARY OF FINANCIAL DATA
                (in thousands, except per share data and ratios)



                                                      2000          1999           1998(1)        1997           1996(2)

INCOME DATA

Net sales                                           $243,074      $220,584        $198,845      $187,478        $179,068
Gross profit                                         104,485        96,550          86,304        81,312          74,220
Operating income                                      27,927        23,653          11,923        20,231          11,906
Income before income taxes                            27,595        22,774          11,249        18,593          11,011
Net income                                            17,447        14,831           6,355        12,085           5,593
Basic earnings per share                                1.08          0.92            0.40          0.83            0.41
Diluted earnings per share                              1.05          0.91            0.39          0.81            0.41



OTHER FINANCIAL DATA

Total assets                                         188,899       184,342         171,566       146,325         139,274
Working capital                                       41,921        35,309          31,164        24,949          13,631
Net plant investment                                  63,187        60,352          56,072        48,529          48,201
Capital expenditures                                  12,143        11,695          11,860         7,589           6,472
Long-term debt                                         3,422         8,761          15,437         4,779          33,772
Stockholders' equity                                 119,518       104,574          90,301        81,890          43,148


RATIOS

Gross profit to net sales                               43.0%         43.8%           43.4%         43.4%           41.4%
Net income to net sales                                  7.2%          6.7%            3.2%          6.4%            3.1%
Effective income tax rate                               36.8%         34.9%           43.5%         35.0%           49.2%
Net income to average stockholders' equity              15.6%         15.2%            7.4%         19.3%            7.2%
Ratio of current assets to current liabilities         1.7:1         1.6:1           1.5:1         1.5:1           1.3:1
Ratio of long-term debt to stockholders' equity
         plus long-term debt                             2.8%          7.7%           14.7%          5.5%           43.9%


(1) Included in the 1998 results are an unusual charge for inventory write-down reducing gross profit by $2,245 and reorganization and other unusual charges of $7,439, reducing operating income by $9,684 and net income by $6,937 (net of income taxes of $2,747), or $0.43 per share. See Note 2.

(2) In the Summary of Financial Data above, it was assumed that the common shares issued in conjunction with the spin-off of the Company on September 10, 1996 were outstanding for that entire year.Included in 1996 operating income and net income were distribution and other nonrecurring costs associated with the spin-off of the Company from its former parent, Commercial Intertech. These expenses totaled $4,858 (net of income taxes of $706).

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 2000 - 1998
YEAR ENDED OCTOBER 31, 2000 COMPARED TO YEAR ENDED OCTOBER 31, 1999

NET SALES

         Net sales of $243.1 million in fiscal year 2000 represented a 10.2 percent increase over net sales of $220.6 million in fiscal year 1999. The majority of this increase can be attributed to an increase in the volume (vs. price) of worldwide sales. The effects of foreign currency fluctuations reduced net sales in fiscal year 2000 by $4.5 million as compared to fiscal year 1999. Had currency values remained unchanged from fiscal year 1999, net sales in fiscal year 2000 would have been $247.6 million, or 12.2% greater than the prior year.

         CUNO's operations are affected by global and regional economic factors. However, the global diversity of the Company's business has helped limit the impact of any one industry or the economy of any single country on its consolidated results. The following table displays the Company's sales by geographic operating segment (dollars in thousands):

                           YEAR ENDED                         CURRENCY
                    OCTOBER 31,    OCTOBER 31,    PERCENT     ADJUSTED
                       2000           1999        CHANGE       CHANGE
                    ----------     ----------   ----------    --------
North America        $135,494       $124,990        8.4%         8.4%
Europe                 31,501         32,985       (4.5%)       10.1%
Japan                  39,895         29,373       35.8%        25.0%
Asia/Pacific           22,791         22,270        2.3%         7.0%
Latin America          13,393         10,966       22.1%        30.9%
                     --------       --------       ----         ----
   Total Sales       $243,074       $220,584       10.2%        12.2%
                     ========       ========       ====         ====

         Sales growth in the Company's North American operations was led by the Water Group (up 16.2 percent), a worldwide division of CUNO comprised of the potable water segment of the business. The Water Group continues to record strong sales with its series of new filters designed for OEM customers who serve various channels of distribution with final sales to U.S. consumers. Additionally, sales into the fluid processing market have continued to improve in the U.S. while sales into the healthcare market have declined year over year due mostly to a decline in sales to a large diagnostic customer.

         The Company's overseas sales increased $12.0 million or 12.5 percent in 2000 compared to 1999. Had the value of overseas currencies remained unchanged in fiscal 2000 as compared to fiscal 1999, sales for these operations would have increased $16.5 million or 17.2 percent. In Europe, sales increased 10.1 percent in local currency with this gain spread broadly across the three markets. Sales in Japan were 35.8 percent higher as compared to the same period last year, and
25.0 percent higher when expressed in local currency, reflecting strong double-digit sales growth in all three markets. Local currency sales growth in Asia/Pacific of 7.0 percent was due in large part to strong gains in the potable water market as well as a general recovery of the Southeast Asian economy. Local currency sales in Brazil increased 30.9 percent in fiscal 2000 reflecting strong, broad improvements across all markets.

         The following table displays the Company's sales by market (dollars in thousands):

                             YEAR ENDED                        CURRENCY
                      OCTOBER 31,     OCTOBER 31,   PERCENT    ADJUSTED
                         2000           1999        CHANGE      CHANGE
                      ----------      ----------    -------    --------
Potable Water          $101,483       $ 87,649       15.8%       17.1%
Fluid Processing         78,781         72,269        9.0%       11.0%
Healthcare               62,810         60,666        3.5%        6.7%
                       --------       --------       ----        ----
   Total Sales         $243,074       $220,584       10.2%       12.2%
                       ========       ========       ====        ====


         On a currency-adjusted basis, all geographic operating segments experienced sales increases in the potable water segment. This dollar increase was driven by strong sales (up 16.2 percent) in North America associated with OEM customers, direct marketing companies, and appliance manufacturers, as well as increased foreign potable water sales (up 21.7 percent on a currency-adjusted basis). The increase in fluid processing sales primarily reflects the strengthening worldwide demand in the electronics and oil & gas markets. A decline in sales to a large diagnostic customer in North America was the primary reason for decreased North American healthcare sales in fiscal 2000 as compared to fiscal 1999. However, on a currency-adjusted basis, international healthcare sales increased $6.7 million or 17.8 percent over fiscal year 1999.

GROSS PROFIT

         The Company's gross profit increased $7.9 million to $104.5 million in fiscal year 2000 from $96.6 million in 1999. Gross profit as a percentage of net sales was relatively flat - 43.8 percent in 1999 vs. 43.0 percent in 2000. The primary factor that contributed to the lower gross margin in 2000 was lower sales volume in the North American healthcare market which generally carries a higher margin than most products in the other markets. Also, the Company's gross profit was negatively impacted by a strong U.S. dollar prevailing throughout much of fiscal 2000. The strong U.S. dollar negatively impacts the cost of products and components manufactured in the US and shipped to overseas subsidiaries.

OPERATING EXPENSES

         Selling, general and administrative expenses increased $2.5 million in fiscal year 2000 over fiscal year 1999, representing a 4.0 percent increase. Selling expenses accounted for $1.7 million of this growth, primarily reflecting the continued growth of programs that support the worldwide growth of the Water Group. Noncash compensation associated with employee stock plans decreased $0.5 million, reflecting a planned vesting of a significant program in fiscal year 1999. All other expense categories reflected minor increases consistent with normal incentive and inflation-based increases. Research, development and engineering expenses increased $1.2 million or 10.2 percent reflecting the Company's continued focus on the development of new products and technologies.

OPERATING INCOME

         As a result of the above, operating income increased $4.3 million, or
18.1 percent, to $27.9 million or 11.5 percent of sales in fiscal year 2000 as compared to $23.7 million or 10.7 percent of sales in fiscal year 1999.

NONOPERATING ACTIVITY

         Interest expense decreased by $0.5 million to $0.7 million in fiscal year 2000 reflecting the Company's continued reduction in the level of debt outstanding (see Liquidity and Capital Resources below). No other material nonoperating activity occurred in either of the two fiscal years.

INCOME TAXES

         The Company's effective income tax rate for fiscal year 2000 was 36.8% as compared to 34.9% in fiscal year 1999. The tax rate in 1999 was favorably impacted by tax benefits related to 1996 spin-off expenses that were previously considered nondeductible. This one-time benefit served to reduce the 1999 effective tax rate by 1.8%. Most other factors were not significant and, on a net basis, were relatively consistent year over year.

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

         CUNO's operations are affected by global and regional economic factors. However, the global diversity of the Company's business has helped limit the impact of any one industry or the economy of any single country on the consolidated results. The following table displays the Company's sales by geographic operating segment (dollars in thousands):

                          YEAR ENDED                         CURRENCY
                   OCTOBER 31,    OCTOBER 31,   PERCENT      ADJUSTED
                      1999           1998        CHANGE       CHANGE
                   ----------     ----------    -------      --------
North America       $124,990       $108,307       15.4%        15.4%
Europe                32,985         30,878        6.8%         8.7%
Japan                 29,373         26,139       12.4%        (1.0%)
Asia/Pacific          22,270         19,959       11.6%        11.8%
Latin America         10,966         13,562      (19.1%)       19.5%
                    --------       --------       ----         ----
   Total Sales      $220,584       $198,845       10.9%        12.1%
                    ========       ========       ====         ====


         Sales growth in the Company's North American operations was led by the Water Group, a worldwide division of CUNO comprised of the potable water segment of the business. This group accounted for the majority of the increase in North America. The Group's recently introduced new appliance filters designed for the OEM market, as well as the purchase of Chemical Engineering Corporation, a manufacturer of water treatment equipment in March 1998, were significant contributors to the increase. Additionally, sales into most segments of the healthcare market have continued to improve in the US while sales into the fluid processing market have declined year-over-year due mostly to the sluggish oil and gas and microelectronics markets.

         The Company's overseas sales increased $5.1 million or 5.6 percent in 1999 compared to 1998. Had the value of overseas currencies remained unchanged in fiscal 1999 as compared to fiscal 1998, sales for these operations would have increased $7.5 million or 8.2 percent. Local currency sales in Latin America increased 19.5 percent in fiscal 1999 reflecting strong double-digit sales increases in both the fluid processing and healthcare markets. See "Brazilian Real Devaluation" below for further details. In Europe, sales increased 8.7 percent in local currency with the majority of the gain generated in the healthcare market. In addition, sales by the European Water Group, although embryonic, increased 53.1 percent due to increased marketing efforts associated with the establishment of a focused sales and marketing organization. In Japan, local currency sales declined 1.0 percent reflecting the overall depressed economic climate and general sluggishness in all three of the Company's markets. In Asia/Pacific, local currency sales increased 11.8% reflecting consistent double-digit sales growth in all markets. Much of the growth was related to a general recovery in Southeast Asian countries.

         The following table displays the Company's sales by market (dollars in thousands):

                              YEAR ENDED                        CURRENCY
                      OCTOBER 31,    OCTOBER 31,    PERCENT     ADJUSTED
                         1999           1998        CHANGE       CHANGE
                      ----------     ----------     -------     --------
Potable Water          $ 87,649       $ 63,803       37.4%        39.8%
Fluid Processing         72,269         73,829       (2.1%)       (2.7%)
Healthcare               60,666         61,213       (0.9%)        1.1%
                       --------       --------       ----         ----
   Total Sales         $220,584       $198,845       10.9%        12.1%
                       ========       ========       ====         ====

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

OPERATING EXPENSES

         Selling, general and administrative expenses increased $5.9 million in fiscal 1999 over fiscal 1998, representing a 10.6 percent increase. Selling expenses increased $3.8 million in 1999, or 11.9 percent, reflecting the continued expansion of programs supporting the worldwide growth of the Water Group, as well as increased expenses associated with businesses acquired during fiscal 1998. Administrative expenses increased $2.4 million or 12.2 percent reflecting increased expenses associated with businesses acquired during fiscal 1998 and other normal inflation-based increases. Research, development and engineering expenses were comparable at $11.7 million in 1999 vs. $11.6 million in 1998.

OPERATING INCOME

         As a result of the above, excluding the 1998 Unusual Charges totaling $9.7 million for inventory write-down and reorganization and other unusual charges, operating income increased by 9.5 percent or $2.0 million in 1999 over 1998.

NONOPERATING ACTIVITY

         Interest expense remained flat year-over-year at $1.2 million. Other income (expense) decreased by $0.2 million in fiscal 1999 over fiscal 1998. This decrease is primarily attributed to the Company's 1998 sale of a tract of land in Australia (which was unrelated to the business) for $0.4 million, resulting in a pre-tax gain of $0.3 million. No material gains on sales of property, plant, or equipment occurred in fiscal 1999.

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

         Set forth below is selected key cash flow data (amounts in thousands):

                                                               YEAR ENDED
                                                               OCTOBER 31,
SOURCE / (USE) OF CASH                                     2000            1999
                                                         --------        --------
OPERATING ACTIVITIES:
Net cash provided by net income plus depreciation,
   amortization and non-cash compensation                $ 27,203        $ 24,485
Inventory                                                   3,511          (2,135)
Accounts receivable                                        (4,160)         (4,940)
Net cash provided by operating activities                  34,523          24,394

INVESTING ACTIVITIES:
Acquisitions of companies, net of cash acquired            (2,885)         (1,000)
Proceeds from surrender of life insurance policies            569              --
Capital expenditures                                      (12,143)        (11,695)

FINANCING ACTIVITIES:
Net change in total debt                                  (11,103)        (10,060)
Retirement of Common Stock                                 (1,154)             --


         The net cash provided by net income plus depreciation, amortization and non-cash compensation is an important measurement of cash generated from the earnings process before significant non-cash charges. Net income plus depreciation, amortization and non-cash compensation of $27.2 million increased
11.1 percent in fiscal 2000 as compared to fiscal 1999, reflecting the Company's increased sales volume, increased gross profit, and improved operating profit margin as discussed above. The improvement in cash provided by inventories reflects the Company's continued focus on improving the efficiency of inventory management despite rising sales volumes. The improvement in cash used by accounts receivable reflects the Company's strong management of worldwide receivables during a period of rising sales volume. These improvements helped generate cash flows of $34.5 million from operating activities (an increase of 41.5 percent) in 2000, as compared to $24.4 million in 1999.

         Capital expenditures amounted to $12.1 million in 2000 compared to $11.7 million in 1999. Expenditures in both periods were primarily comprised of building additions and purchases of machinery and equipment for the expansion of manufacturing capabilities. In the second quarter of fiscal 2000, the Company made a contingent consideration payment of $2.9 million related to the acquisition of Chemical Engineering Corporation (CEC). This payment was recorded as additional goodwill. There will be no future contingency payments related to the CEC acquisition. The acquisition of CEC included certain life insurance policies on key officers of CEC. In the second quarter of 2000, CUNO elected to surrender these policies for their cash surrender value.

         Due largely to the Company's continued strong cash flow from operating activities ($34.5 million) in 2000 and despite capital expenditures and contingent acquisition payments totaling $15.0 million, the Company was able to reduce its long-term debt and bank loans by $11.1 million. During the first quarter of 2000, a significant portion of the Company's outstanding performance shares vested. In connection therewith, the Company utilized $1.2 million in cash to pay applicable employee withholding taxes on the common shares earned in return for shares of the Company's Common Stock then retired.

Other selected financial data at October 31, follows (amounts in thousands):

                                                        2000            1999
                                                      --------        --------
Long term debt, less current portion                  $  3,422        $  8,761
Stockholders' equity                                   119,518         104,574
Ratio of long term debt to total capitalization              3%              8%


MARKET RISK DISCLOSURES

FOREIGN CURRENCY RISK

         Approximately 50% of the Company's operations consist of sales and manufacturing activities in foreign countries. The Company manufactures a significant portion of its products in the U.S. and sells some of these products to affiliated companies overseas. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's currency exposures vary, but are concentrated in the Japanese yen, Singapore dollar, Australian dollar, British pound, Brazilian real, and the Euro.

         The Company utilizes forward foreign exchange contracts to hedge specific exposures relating to intercompany payments (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices) and other specific and identified exposures. The terms of the forward foreign exchange contracts are matched to the underlying transaction being hedged, and are typically under 90 days. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction. The Company generally does not hedge overseas sales denominated in foreign currencies or translation exposures. The Company does not enter into financial instruments for speculation or trading purposes.

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

INTEREST RATE RISK

         The Company's interest income and expense are most sensitive to changes in the general level of U.S. and Japanese interest rates. In this regard, changes in these interest rates may affect the interest paid on debt. To mitigate the impact of fluctuations in U.S. and Japanese interest rates, the Company periodically evaluates alternative interest rate arrangements.

         Below is a table detailing, by maturity date, the Company's debt portfolio and the associated interest rates for the fiscal years ended October 31, (dollars in thousands):

                                                                                                              FAIR
                                2001          2002      2003       2004      2005  THEREAFTER      TOTAL     VALUE
                              -------        -----     -----     ------     -----  ----------     -------    -------
Bank loans                    $14,233           --        --         --        --        --       $14,233    $14,233
Avg. Interest Rate               1.28%                                                               1.28%

Long-term Debt:
     Fixed Rate               $   746        $ 750     $ 706     $  788     $  74    $1,104       $ 4,168    $ 3,566
     Avg. Interest Rate          5.89%        5.85%     5.90%      5.91%     5.00%     5.00%         5.64%

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

         In the fourth quarter of 1998, the Company implemented a plan to outsource the Company's manufacturing of metal housings. As part of this plan, the majority of equipment previously used in the production of metal housings would no longer be used to the extent previously anticipated or was disposed. The fair value of this equipment was generally immaterial. As a result of this plan, the Company recorded an equipment impairment charge of $737,000 and an associated goodwill impairment charge of $1,240,000. The amount of the loss recognized is the excess of the previous carrying amount of the equipment over the estimated fair value. This equipment was initially recorded in connection with a business acquisition.

INFLATION

         Inflation had a negligible effect on the Company's operations during fiscal years 2000 and 1999. The Company estimates that inflationary effects, in the aggregate, were generally recovered or offset through increased pricing or cost reductions in both fiscal years.

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

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Stockholders and Board of Directors

CUNO Incorporated

         We have audited the accompanying consolidated balance sheets of CUNO Incorporated as of October 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUNO Incorporated at October 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2000 in conformity with accounting principles generally accepted in the United States.




/s/  Ernst & Young LLP



Hartford, Connecticut
December 14, 2000

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share amounts)

YEAR ENDED OCTOBER 31,                                    2000                1999                1998
                                                      ------------        ------------        ------------


Net sales                                             $    243,074        $    220,584        $    198,845

Cost of sales:

       Before inventory write-down                         138,589             124,034             110,296

       Inventory write-down                                     --                  --               2,245
                                                      ------------        ------------        ------------

      Total cost of sales                                  138,589             124,034             112,541
                                                      ------------        ------------        ------------

Operating expenses:

       Selling, general and administrative                  63,665              61,193              55,317

       Research, development and engineering                12,893              11,704              11,625

       Reorganization and other unusual charges                 --                  --               7,439
                                                      ------------        ------------        ------------

                                                            76,558              72,897              74,381
                                                      ------------        ------------        ------------

Operating income                                            27,927              23,653              11,923

Nonoperating income:

       Interest expense                                       (695)             (1,202)             (1,213)

       Other income                                            363                 323                 539
                                                      ------------        ------------        ------------

                                                              (332)               (879)               (674)
                                                      ------------        ------------        ------------

Income before income taxes                                  27,595              22,774              11,249

Income tax provision (benefit):

       Current                                               7,490               7,632               7,000

       Deferred                                              2,658                 311              (2,106)
                                                      ------------        ------------        ------------

                                                            10,148               7,943               4,894
                                                      ------------        ------------        ------------

Net income                                            $     17,447        $     14,831        $      6,355
                                                      ------------        ------------        ------------

Basic earnings per common share                       $       1.08        $       0.92        $       0.40

Diluted earnings per common share                     $       1.05        $       0.91        $       0.39

Basic shares outstanding                                16,195,843          16,064,159          15,923,255

Diluted shares outstanding                              16,629,233          16,336,373          16,222,939
                                                      ============        ============        ============



See accompanying notes.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

OCTOBER 31,                                                                                     2000             1999
                                                                                             ---------        ---------
ASSETS

Current assets
       Cash and cash equivalents                                                             $  13,814        $   6,186
       Accounts receivable (less allowances for doubtful accounts
        of $1,395 and $1,706, respectively)                                                     52,239           50,777
       Inventories                                                                              24,087           29,246
       Deferred income taxes                                                                     6,414            8,606
       Prepaid expenses and other current assets                                                 2,101            2,434
                                                                                             ---------        ---------
          Total current assets                                                                  98,655           97,249
Noncurrent assets
       Deferred income taxes                                                                     1,168            1,598
       Intangible assets, net                                                                   23,971           22,567
       Other noncurrent assets                                                                   1,918            2,576
       Property, plant and equipment, net                                                       63,187           60,352
                                                                                             ---------        ---------
          Total assets                                                                       $ 188,899        $ 184,342
                                                                                             =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
       Bank loans                                                                            $  14,233        $  19,189
       Accounts payable                                                                         17,978           16,716
       Accrued payroll and related taxes                                                        11,851           11,790
       Other accrued expenses                                                                    7,675            8,002
       Accrued income taxes                                                                      4,251            3,750
       Current portion of long-term debt                                                           746            2,493
                                                                                             ---------        ---------
          Total current  liabilities                                                            56,734           61,940

Noncurrent liabilities
       Long-term debt, less current portion                                                      3,422            8,761
       Deferred income taxes                                                                     4,786            4,750
       Retirement benefits                                                                       4,439            4,317
                                                                                             ---------        ---------
          Total noncurrent liabilities                                                          12,647           17,828
STOCKHOLDERS' EQUITY
       Preferred Stock, $.001 par value: 2,000,000 shares authorized; no shares issued              --               --
       Common Stock, $.001 par value: 50,000,000 shares
        authorized; 16,279,198 and 16,342,952 shares
        issued and outstanding (excluding 747 and 4,328 shares in treasury)                         16               16
       Additional paid-in-capital                                                               39,814           39,779
       Unearned compensation                                                                    (1,120)          (2,568)
       Accumulated other comprehensive(loss)income--
        foreign currency translation adjustments                                                (3,546)             440
       Retained earnings                                                                        84,354           66,907
                                                                                             ---------        ---------
          Total stockholders' equity                                                           119,518          104,574
                                                                                             ---------        ---------
          Total liabilities and stockholders' equity                                         $ 188,899        $ 184,342
                                                                                             =========        =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

                                                                                          ACCUMU-
                                                                  ADDITIONAL  UNEARNED   LATED OTHER                TOTAL
                                                        COMMON     PAID-IN     COMPEN-    COMPREHEN-  RETAINED   STOCKHOLDERS'
                                                         STOCK     CAPITAL     SATION    SIVE INCOME  EARNINGS     EQUITY
                                                        ------    ----------  --------   -----------  --------   ------------
 BALANCE AT OCTOBER 31, 1997                             $  16     $34,930     $(2,646)    $ 4,111     $45,721     $ 82,132
                                                         -----     -------     -------     -------     -------     --------
 Net income                                                                                              6,355        6,355
 Other comprehensive income:
      Foreign currency translation adjustments                                                (591)                    (591)
      Minimum pension liability adjustment,
       net of income taxes of  $482                                                           (349)                    (349)
 Comprehensive income                                                                                                 5,415
 Amortization of unearned compensation                                           1,648                                1,648
 Shares awarded under employee stock plans                           2,285      (1,744)                                 541
 Shares issued to employee benefit plans                               565                                              565
                                                         -----     -------     -------     -------     -------     --------
 BALANCE AT OCTOBER 31, 1998                                16      37,780      (2,742)      3,171      52,076       90,301
                                                         -----     -------     -------     -------     -------     --------
 Net income                                                                                             14,831       14,831
 Other comprehensive income:
      Foreign currency translation adjustments                                              (3,255)                  (3,255)
      Minimum pension liability adjustment,
       net of income taxes of  $724                                                            524                      524
                                                                                                                   --------
 Comprehensive income                                                                                                12,100
 Amortization of unearned compensation                                           1,184                                1,184
 Shares awarded under employee stock plans                           2,501      (2,209)                                 292
 Shares issued to employee benefit plans                               599                                              599
 Stock options exercised                                               118                                              118
 Unearned compensation adjustments                                  (1,081)      1,081                                   --
 Other                                                                (138)        118                                  (20)
                                                         -----     -------     -------     -------     -------     --------
 BALANCE AT OCTOBER 31, 1999                                16      39,779      (2,568)        440      66,907      104,574
                                                         -----     -------     -------     -------     -------     --------
 Net income                                                                                             17,447       17,447
 Other comprehensive income--
      foreign currency translation adjustments                                              (3,986)                  (3,986)
                                                                                                                   --------
 Comprehensive income                                                                                                13,461
 Amortization of unearned compensation                                             610                                  610
 Shares awarded under employee stock plans                             816         (96)                                 720
 Shares issued to employee benefit plans                               650                                              650
 Stock options exercised                                               254                                              254
 Retirement of Common Stock                                         (1,154)                                          (1,154)
 Unearned compensation adjustments                                    (934)        934                                   --
 Tax benefit on stock-based compensation                               403                                              403
                                                         -----     -------     -------     -------     -------     --------
 BALANCE AT OCTOBER 31, 2000                             $  16     $39,814     $(1,120)    $(3,546)    $84,354     $119,518
                                                         =====     =======     =======     =======     =======     ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

YEAR ENDED OCTOBER 31,                                                                         2000          1999          1998
                                                                                             --------      --------      --------
OPERATING ACTIVITIES
       Net income                                                                            $ 17,447      $ 14,831      $  6,355
       Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation and amortization                                                         8,866         8,275         7,795
          Noncash compensation recognized under employee stock plans                              890         1,379         1,810
          Reorganization and other unusual charges, and inventory write-down                       --            --         9,163
          Gain on sale of property, plant and equipment                                           (17)          (44)         (486)
          Pension costs in excess of (less than) funding                                          304          (214)          (33)
          Deferred income taxes                                                                 2,658           393        (2,106)
       Changes in operating assets and liabilities, net of acquisitions:
          Accounts receivable                                                                  (4,160)       (4,940)       (1,220)
          Inventories                                                                           3,511        (2,135)       (4,283)
          Accounts payable and accrued expenses                                                 3,698         3,740          (579)
          Accrued income taxes                                                                    887         3,583        (2,850)
          Prepaid expenses and other                                                              439          (474)         (939)
                                                                                             --------      --------      --------
Net cash provided by operating activities                                                      34,523        24,394        12,627

INVESTING ACTIVITIES
       Proceeds from sales of property, plant and equipment                                        72            61           630
       Proceeds from surrender of life insurance policies                                         569            --            --
       Acquisition of companies, net of cash acquired                                          (2,885)       (1,000)      (10,144)
       Capital expenditures                                                                   (12,143)      (11,695)      (11,860)
                                                                                             --------      --------      --------
Net cash used for investing activities                                                        (14,387)      (12,634)      (21,374)

FINANCING ACTIVITIES
       Proceeds from long-term debt                                                             5,200         6,100        20,892
       Principal payments on long-term debt                                                   (12,159)      (17,068)      (10,501)
       Net borrowings under bank loans                                                         (4,144)          908          (372)
       Retirement of Common Stock                                                              (1,154)           --            --
       Proceeds from stock options exercised                                                      254           118            --
                                                                                             --------      --------      --------
Net cash (used for) provided by financing activities                                          (12,003)       (9,942)       10,019
Effect of exchange rate changes on cash and cash equivalents                                     (505)          (65)         (255)
                                                                                             --------      --------      --------
Net change in cash and cash equivalents                                                         7,628         1,753         1,017
Cash and cash equivalents at beginning of year                                                  6,186         4,433         3,416
                                                                                             --------      --------      --------
Cash and cash equivalents at end of year                                                     $ 13,814      $  6,186      $  4,433
                                                                                             ========      ========      ========

SUPPLEMENTAL DISCLOSURES
Cash paid for:
       Interest                                                                              $    760      $  1,236      $  1,122
       Income taxes                                                                             6,286         2,523         9,603
                                                                                             ========      ========      ========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CUNO INCORPORATED

NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES

ORGANIZATION:

         CUNO Incorporated (the "Company" or "CUNO") designs, manufactures and markets a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. The Company's products, which include proprietary depth filters and semi-permeable membrane filters, are sold in the potable water, healthcare, and fluid processing markets throughout the world.

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

INVENTORIES:

         Inventories are stated at the lower of cost or market. Inventories in the United States are primarily valued by the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO). Approximately 42 percent of worldwide inventories, in both 2000 and 1999, are accounted for using the LIFO method. Inventories as of October 31 consisted of the following (in thousands):

                        2000          1999
                      -------       -------
Raw materials         $10,814       $12,399

Work in process         2,435         3,197

Finished goods         10,838        13,650
                      -------       -------
                      $24,087       $29,246
                      =======       =======


         If all inventories were valued by the FIFO method, which approximates replacement cost, inventories would have been $2,805,000 higher in 2000 and $2,651,000 higher in 1999.

INTANGIBLES:

         Intangible assets as of October 31 follow (in thousands):

                                                         2000          1999
                                                       -------       -------
Goodwill, less accumulated amortization
  (2000 - $8,321; 1999 - $6,958)                       $23,222       $21,700
Other intangibles, less accumulated amortization
  (2000 - $24,770; 1999 - $24,652)                         749           867
                                                       -------       -------
                                                       $23,971       $22,567
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

RESEARCH AND DEVELOPMENT:

         Costs associated with the development of new products and improvements to existing products are charged to operations as incurred. Research and development costs were $6,508,000, $5,599,000, and $6,105,000 in 2000, 1999 and
1998, respectively.

ADVERTISING:

         Advertising costs are expensed as incurred and included in "selling, general and administrative expenses." Advertising expenses were $3,203,000, $3,469,000, and $3,791,000 in 2000, 1999, and 1998, respectively.

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

OTHER INCOME:

         Other income as reported in the accompanying Consolidated Statements of Income for the years ended October 31 consisted of the following (amounts in thousands):

                                                      2000         1999         1998
                                                      -----        -----        -----

Interest income                                       $ 364        $ 199        $ 115
Exchange gains                                            5          120          179
Gains on sales of property, plant and equipment          17           44          486
Other expenses                                          (23)         (40)        (241)
                                                      -----        -----        -----
Total                                                 $ 363        $ 323        $ 539
                                                      =====        =====        =====

EARNINGS PER SHARE:

         The following table sets forth the computation of basic and diluted earnings per share for the years ended October 31:


                                                       2000                1999                1998
                                                    ------------        ------------        ------------
NUMERATOR:

     Net Income                                     $ 17,447,000        $ 14,831,000        $  6,355,000
                                                    ============        ============        ============

DENOMINATORS:

     Weighted average shares outstanding              16,326,697          16,233,591          16,132,099
     Issued but unearned performance shares              (67,636)           (110,322)           (165,002)
     Issued but unearned restricted shares               (63,218)            (59,110)            (43,842)
                                                    ------------        ------------        ------------
Denominator for basic earnings per share              16,195,843          16,064,159          15,923,255
                                                    ============        ============        ============

     Weighted average shares outstanding              16,326,697          16,233,591          16,132,099
     Effect of dilutive employee stock options           302,536             102,782              90,840
                                                    ------------        ------------        ------------
Denominator for diluted earnings per share            16,629,233          16,336,373          16,222,939
                                                    ============        ============        ============
Basic earnings per share                            $       1.08        $       0.92        $       0.40
Diluted earnings per share                          $       1.05        $       0.91        $       0.39


FOREIGN CURRENCY EXCHANGE CONTRACTS:

         The Company utilizes forward foreign exchange contracts to hedge specific exposures relating primarily to export sales with pre-established U.S. dollar amounts at specified dates. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. Open, matured and terminated contracts are marked to market for changes in the spot exchange rate with resulting gains and losses recognized in the Consolidated Statements of Income (fair value method). See Note 12.

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

The adoption of this statement is not expected to change the Company's business practices nor is it expected to have a material impact on the consolidated results of operations, financial position or cash flows. As required, the Company plans to adopt this statement upon its applicable effective date in fiscal 2001.

RECLASSIFICATIONS:

         Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

NOTE 2 - UNUSUAL CHARGES

         During 1998, the Company took various actions to enhance its competitiveness including initiatives in its manufacturing operations to improve capabilities and efficiencies (the "Plan"). Under the Plan, the Company recognized charges of $9,684,000. After an income tax benefit of $2,747,000, these charges reduced fiscal year 1998 earnings by $6,937,000 or $0.43 per share on a diluted basis. Principal actions of the Plan included the outsourcing of the Company's metal housing manufacturing, streamlining of the Company's operations for membrane production in the U.S., reducing the salaried and hourly workforce, and consolidating certain distribution operations in the U.S. and Europe. The principal components of the Plan were approved in the latter part of fiscal 1998.

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

         Reorganization and other unusual charges of $7,439,000 include $5,462,000 which were ultimately paid in cash. Payments of $521,000 relating to this reorganization liability were made in fiscal 1998 - the remainder of this liability was substantially paid in fiscal 1999.

         As part of the Plan, the majority of equipment previously used in the production of metal housings was abandoned or disposed. The fair value of this equipment was generally immaterial. The amount of the loss recognized was the excess of the previous carrying amount of the equipment over the estimated fair value. The metal housing equipment was initially recorded in connection with a business acquisition. As such, the pro-rata unamortized goodwill associated with this equipment was also written off.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment as of October 31 is comprised of the following (in thousands):

                                      2000           1999
                                    --------       --------
Land and land improvements          $  6,335       $  6,435
Buildings                             29,691         27,234
Machinery and equipment               77,728         72,357
Construction in progress              11,844         11,554
                                    --------       --------
                                     125,598        117,580
Less accumulated depreciation         62,411         57,228
                                    --------       --------
                                    $ 63,187       $ 60,352
                                    ========       ========


         Depreciation expense was $7,649,000 in 2000, $6,939,000 in 1999, and
$5,870,000 in 1998.

NOTE  4 - DEBT

         Long-term debt obligations as of October 31 follow (in thousands):

                             2000          1999
                           -------       -------

Revolving credit           $    --       $ 6,000
Mortgages                       --         1,239
Other                        4,168         4,015
                           -------       -------
                                          11,254
Less current portion           746         2,493
                           -------       -------
                           $ 3,422       $ 8,761
                           =======       =======


         The Company has a $60 million senior unsecured revolving credit facility which matures in 2001. The Company pays a variable per annum fee quarterly in arrears on the unused amount of the commitment. The rate was 0.1 percent at October 31, 2000. There were no outstanding borrowings at October 31, 2000. The facility has interest rate options determinable by the Company based upon prime or LIBOR rates plus an applicable margin. The credit facility includes covenants which require the Company to meet certain financial ratios. The Company continues to be in compliance with these covenants.

         Other debt primarily relates to debt instruments used to finance certain capital expenditures and acquisitions, including certain debt which has been discounted at 6.0 percent and is payable over five years. Principal payments due after October 31, 2000 are: 2001 - $746,000; 2002 - $750,000; 2003
- $706,000; 2004 - $788,000; 2005 - $74,000 and thereafter - $1,104,000.

         Outstanding bank loans at October 31, 2000 and 1999 had weighted average interest rates of 1.3 percent in both years. The bank loans and unused short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit.

         The Company had available uncommitted, unused short-term lines of credit in various countries totaling approximately $25.3 million at October 31, 2000. Borrowings under the unused short-term lines of credit are subject to the bank's approval.

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

NOTE 6 - OPERATING LEASES

         The Company has certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $2,694,000 in 2000, $2,812,000 in 1999, and $2,277,000 in 1998.

         Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at October 31, 2000 were as follows:
2001 - $2,406,000; 2002 - $2,001,000; 2003 - $1,665,000; 2004 - $1,398,000; and
2005 - $1,292,000.

NOTE 7 - BENEFIT PLANS

         The Company has noncontributory defined benefit plans for substantially all of its U.S. employees. Pension benefits for the hourly employees covered by these plans are expressed as a flat benefit rate times years of continuous service. Benefits for salaried employees are based upon a percentage of the employee's average compensation during the preceding ten years, reduced by 50 percent of the Social Security Retirement Benefit. The Company funds amounts at least sufficient to exceed the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be deemed appropriate.

         The Company also has contributory defined benefit pension plans covering its employees in Japan. Benefits under these plans are based on years of service and compensation in the period immediately preceding retirement. Funding is predicated on minimum contributions as required by local laws and regulations plus additional amounts, if any, as may be deemed appropriate.

         The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31, 2000 and 1999 for the Company's U.S. and Japanese defined benefit pension plans (in thousands):

                                                          2000                                   1999
                                             PLANS WHOSE         PLANS WHOSE        PLANS WHOSE        PLANS WHOSE
                                            ASSETS EXCEED        ACCUMULATED        ASSETS EXCEED      ACCUMULATED
                                             ACCUMULATED        BENEFITS EXCEED     ACCUMULATED       BENEFITS EXCEED
                                               BENEFITS            ASSETS             BENEFITS            ASSETS
                                            -------------       ---------------     -------------     ---------------
Projected benefit obligation                   $(21,162)           $(13,051)          $(20,587)          $(13,056)
                                               --------            --------           --------           --------
Market value of plan assets                    $ 23,277            $  6,908           $ 21,357           $  7,084
                                               --------            --------           --------           --------
Projected benefit obligation less than (in
  excess of) plan assets                          2,115              (6,143)               770             (5,972)
Unrecognized net (gain) loss                     (3,871)              1,592             (2,713)             1,467
Unrecognized prior service cost                   1,349                 201              1,488                233
Unrecognized transition obligation                   --                 318                 --                410
                                               --------            --------           --------           --------
       Net pension liability                   $   (407)           $ (4,032)          $   (455)          $ (3,862)
                                               ========            ========           ========           ========


         Plan assets at October 31, 2000 are invested in publicly traded and restricted mutual funds, various corporate and government bonds, guaranteed income contracts and listed stocks, including common stock of the Company having a market value of $2,537,500 (100,000 shares) at that date.

         A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below (in thousands):

                                      2000           1999           1998
                                    -------        -------        -------
DEFINED BENEFIT PLANS:
  Service cost                      $ 1,915        $ 2,043        $ 1,868
  Interest cost                       1,908          1,702          1,649
  Expected return on plan assets     (2,000)        (3,043)        (1,501)
  Net amortization and deferral         (60)         1,433            154
                                    -------        -------        -------
    Net pension  expense            $ 1,763        $ 2,135        $ 2,170
                                    =======        =======        =======

         A summary of the changes in the projected benefit obligation is shown below (amounts in thousands):

=======================================================================================================
                                                                                2000             1999
                                                                                ----             ----

  Benefit obligation - beginning of year                                     $ 33,643         $ 33,085
  Service cost                                                                  1,915            2,043
  Interest cost                                                                 1,908            1,702
  Benefits and expenses paid                                                   (1,819)          (1,811)
  Actuarial assumption changes                                                   (948)          (2,658)
  Foreign currency exchange rate changes                                         (486)           1,282
-------------------------------------------------------------------------------------------------------
  Benefit obligation - end of year                                           $ 34,213         $ 33,643
=======================================================================================================


         A summary of the changes in the plan assets is shown below (amounts in thousands):

=======================================================================================================
                                                                                 2000             1999
                                                                                 ----             ----
  Plan assets - beginning of year                                            $ 28,441         $ 24,192
  Actual return on assets                                                       2,329            3,738
  Employer contributions                                                        1,561            1,592
  Benefits and expenses paid                                                   (1,819)          (1,811)
  Foreign currency exchange rate changes                                         (327)             730
-------------------------------------------------------------------------------------------------------
  Plan assets - end of year                                                  $ 30,185         $ 28,441
=======================================================================================================


         Assumptions used in the accounting for the defined benefit plans as of October 31 were:

========================================================================================================
                                                                                 2000             1999
                                                                                 ----             ----
  DOMESTIC PLANS
  Weighted-average discount rate                                                 7.75%             7.5%
  Rates of increase in compensation levels                                        5.0%             5.0%
  Expected long-term rate of return on assets                                    10.0%            10.0%

  FOREIGN PLAN (JAPAN)
  Weighted-average discount rate                                                 2.75%             3.0%
  Rates of increase in compensation levels                                        3.0%             3.5%
  Expected long-term rate of return on assets                                     5.0%             5.0%
========================================================================================================

         Due to assumptions inherent in the actuarial computations, it is reasonably possible that future actual expenses will differ from current actuarial estimates.

         The Company sponsors a defined contribution plan that provides all U.S. employees of the Company an opportunity to accumulate funds for their retirement. The Company currently matches 50% of employee contributions up to 6% of qualified wages. Company matching contributions charged to income amounted to $638,000, $567,000, and $570,000 in 2000, 1999, and 1998, respectively. Company matching contributions are made annually in shares of the Company's Common Stock subsequent to the Plan's calendar year end.

NOTE 8 - INCOME TAXES

         The components of income before income taxes and the provision for income taxes are summarized as follows (in thousands):

======================================================================================================
                                                        2000            1999            1998
                                                        ----            ----            ----
Income before income taxes
       Domestic                                     $ 19,675        $ 16,887        $  7,609
       Foreign                                         7,920           5,887           3,640
------------------------------------------------------------------------------------------------------
                                                      27,595          22,774          11,249

Provision (benefit) for income taxes
      Current
      Domestic - Federal                               3,108           4,290           4,778
               - State and local                         567             916             755
      Foreign                                          3,815           2,629           1,781
      Benefit of operating loss carryforwards             --            (203)           (314)
------------------------------------------------------------------------------------------------------
                                                       7,490           7,632           7,000
      Deferred
       Domestic - Federal                              2,518              36          (1,862)
                - State and local                        449              (1)           (344)
       Foreign                                          (309)            276             100
------------------------------------------------------------------------------------------------------
                                                       2,658             311          (2,106)
------------------------------------------------------------------------------------------------------
                                                      10,148           7,943           4,894
------------------------------------------------------------------------------------------------------

Net Income
       Domestic                                       13,033          11,646           4,282
       Foreign                                         4,414           3,185           2,073
------------------------------------------------------------------------------------------------------
                                                    $ 17,447        $ 14,831        $  6,355
======================================================================================================

         A reconciliation of the statutory U.S. federal rate to the effective income tax rate follows:

======================================================================================================
                                                                 2000            1999            1998
                                                                 ----            ----            ----
Statutory US federal income tax rate                            35.0%           35.0%           35.0%
State and local taxes on income, net of domestic
       Federal income tax benefit                                2.4             2.5             2.7
Impact of foreign subsidiaries on effective rate                 1.2             1.2            (1.5)
Benefit of operating loss carryforwards                           --             (.3)           (2.2)
Unusual Charges with no tax benefit                               --              --             6.9
Tax credits                                                     (2.7)           (2.2)             --
Prior year tax provision adjustments                              .4            (1.8)             --
Goodwill amortization with no tax benefit                        1.2             1.5             2.9
All other                                                        (.7)           (1.0)            (.3)
------------------------------------------------------------------------------------------------------
       Effective income tax rate                                36.8%           34.9%           43.5%
======================================================================================================

         Significant components of the Company's deferred income tax liabilities and assets as of October 31 are as follows (in thousands):

==================================================================================================
                                                                          2000             1999
                                                                        ------          -------
Deferred income tax liabilities:
       Property, plant and equipment                                    $5,135          $ 5,114
       Other                                                                34               37
--------------------------------------------------------------------------------------------------
      Total deferred income tax liabilities                              5,169            5,151
Deferred income tax assets:
       Pension liability                                                 1,433            1,450
       Employee benefits                                                 2,492            4,751
       Net operating loss carryforwards                                    350              189
       Liability for Unusual Charges                                       495              821
       Other accruals and reserves                                       1,064            1,223
       Inventories                                                       1,288            1,206
       Other                                                             1,193            1,154
--------------------------------------------------------------------------------------------------
      Total deferred income tax assets                                   8,315           10,794
      Less: valuation allowance for deferred income tax assets             350              189
--------------------------------------------------------------------------------------------------
      Deferred income tax assets, after valuation allowance              7,965           10,605
--------------------------------------------------------------------------------------------------
Net deferred income tax assets                                          $2,796          $ 5,454
==================================================================================================

         The valuation allowance for deferred income tax assets as of October 31, 1998 was $203,000. The increase in the valuation allowance for 2000 relates to provisions for net operating loss carryforwards in Italy and Germany. Although realization of the net deferred income tax asset of $7,965,000 is not assured, management believes it is more likely than not that all of such net deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

         The net operating loss carryforwards in Germany are available indefinitely; the net operating loss carryforwards in Italy expire from 2001 through 2005.

NOTE  9 - ACQUISITIONS

         On February 28, 1998, the Company acquired Chemical Engineering Corporation, a leading manufacturer of water treatment equipment and related systems. The transaction was accounted for as a purchase. The purchase price amounted to $8.6 million in cash (acquired assets included cash of $1.1 million), and was financed by the Company's revolving credit facility. The purchase price exceeded the fair value of net assets acquired by approximately $4.4 million. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill and is being amortized on a straight line basis over 25 years. The purchase agreement also provided for future contingent consideration payable over a two year period and is dependent on future sales levels and other performance criteria. During fiscal 2000 and 1999, contingent consideration payments of $2.9 million and $1 million, respectively, were recorded as additional goodwill. The results of operations of Chemical Engineering Corporation are included in the accompanying financial statements from the date of acquisition. This acquisition did not materially affect the financial statements of the Company in 1998 nor would it have materially effected the financial statements of prior periods had the results of its operations been included in them.

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

NOTE 10 - SEGMENT FINANCIAL DATA

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


         Operating segment data include the results of all subsidiaries, consistent with the management reporting of these operations. Financial information by geographic operating segment as of and for each of the years ended October 31 is summarized below (amounts in thousands):

===============================================================================================================================
                                                                                 2000                1999                1998
                                                                                 ----                ----                ----
  NET SALES:
  Europe                                                                     $  36,724           $  40,696           $  39,695
  Japan                                                                         40,593              30,143              26,712
  Asia/Pacific                                                                  25,322              24,315              22,287
  Latin America                                                                 13,788              11,287              13,738
-------------------------------------------------------------------------------------------------------------------------------
  Subtotal - Foreign Sales                                                     116,427             106,441             102,432
  North America                                                                157,846             146,248             126,720
  Elimination of intercompany sales                                            (31,199)            (32,105)            (30,307)
-------------------------------------------------------------------------------------------------------------------------------
     Consolidated                                                            $ 243,074           $ 220,584           $ 198,845
===============================================================================================================================

     - Each geographic operating segment primarily sells its products to external customers within its country of domicile.

===============================================================================================================================
                                                                                  2000                1999                1998
                                                                                  ----                ----                ----
  OPERATING INCOME:
  North America                                                              $  17,503           $  15,313           $   6,308
  Europe                                                                         1,330               2,384                 817
  Japan                                                                          3,504               1,083                 497
  Asia/Pacific                                                                   3,662               3,190               2,795
  Latin America                                                                  1,928               1,683               1,506
-------------------------------------------------------------------------------------------------------------------------------
  Segment total                                                                 27,927              23,653              11,923
-------------------------------------------------------------------------------------------------------------------------------
  Interest expense                                                                (695)             (1,202)             (1,213)
  Other income, net                                                                363                 323                 539
-------------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                              $  27,595           $  22,774           $  11,249
===============================================================================================================================

     - Segment operating income consists of net sales less operating expenses. Interest expense and other income, net have not been allocated to segments.

     - Included in the 1998 segment operating income were Unusual Charges of $8,067,000, $1,521,000, $53,000, and $43,000 in North
         America, Europe, Japan, and Asia/Pacific, respectively.

================================================================================================================================
                                                                                             OCTOBER 31,
                                                                                 2000               1999               1998
                                                                                 ----               ----               ----
  ASSETS:
  North America                                                               $ 153,830           $ 144,385           $ 135,200
  Europe                                                                         18,972              24,028              25,735
  Japan                                                                          31,824              31,558              29,864
  Asia/Pacific                                                                   11,923              13,239              14,083
  Latin America                                                                   6,345               5,763               7,219
  General Corporate                                                              13,814               6,186               4,433
  Eliminations and other                                                        (47,809)            (40,817)            (44,968)
--------------------------------------------------------------------------------------------------------------------------------
     Consolidated                                                             $ 188,899           $ 184,342           $ 171,566
================================================================================================================================

       - General corporate assets (principally cash and investments) are not allocated to segments.

       - Eliminations and other is primarily comprised of intercompany receivables and investments in subsidiaries, both of which are eliminated in the Company's consolidated financial statements.

================================================================================================================================
                                                                                   2000                1999                1998
                                                                                   ----                ----                ----
  CAPITAL EXPENDITURES:
  North America                                                               $  10,185           $  10,127           $  10,464
  Europe                                                                            450                 648                 416
  Japan                                                                             675                 390                 399
  Asia/Pacific                                                                      511                 429                 398
  Latin America                                                                     322                 101                 183
--------------------------------------------------------------------------------------------------------------------------------
     Consolidated                                                             $  12,143           $  11,695           $  11,860
================================================================================================================================

================================================================================================================================
                                                                                   2000                1999                1998
                                                                                   ----                ----                ----
  DEPRECIATION AND AMORTIZATION:
  North America                                                               $   6,996           $   6,274           $   5,826
  Europe                                                                            668                 804                 956
  Japan                                                                             540                 524                 416
  Asia/Pacific                                                                      460                 500                 426
  Latin America                                                                     202                 173                 171
--------------------------------------------------------------------------------------------------------------------------------
     Consolidated                                                             $   8,866           $   8,275           $   7,795
================================================================================================================================


      - Non-cash expenses associated with the 1998 Unusual Charges amounted to $1,977,000.

         CUNO sells its products into three principle markets. The potable water market includes applications designed for residential, commercial, and food service customers. The fluid processing market includes customers in industries as diverse as chemical, petrochemical, oil & gas, paints and resins, and electronics. The healthcare market customers include food & beverage providers which require absolute clarity and stability of their products and pharmaceutical and biotechnology companies which require cost-efficient filtration and high levels of purity for production of sterile, contaminate free drugs and diagnostic test kits.

         The Company's sales by market are summarized for each of the years ended October 31 (amounts in thousands):

================================================================================
                                2000                 1999                 1998
                                ----                 ----                 ----
NET SALES:
Potable Water             $   101,483          $    87,649          $    63,803
Fluid Processing               78,781               72,269               73,829
Healthcare                     62,810               60,666               61,213
--------------------------------------------------------------------------------
    Consolidated          $   243,074          $   220,584          $   198,845
================================================================================



NOTE 11 - STOCK OPTIONS AND AWARDS

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

         The options are exerciseable at various dates and have varying expiration dates. Approximately 800,000 shares of Common Stock are reserved for issuance to key employees and nonemployee directors under the provisions of these option and award plans as of October 31, 2000.

         Awards of performance shares totaled 6,333 in 1999 and 77,000 in 1998. No such awards were made in 2000. Awards of restricted shares totaled 5,500, 111,402, and 49,335 in 2000, 1999 and 1998, respectively. When rights or awards are granted, associated compensation expense is accrued from the date of the grant to the date such options or awards are exercisable. Shares earned under the plan are based on a formula which may be adjusted at the discretion of the Company's Compensation Committee.

         A summary of stock option activity follows:

================================================================================

                                            OPTIONS           EXERCISE PRICE
                                            -------           --------------
Outstanding at October 31, 1997             378,002        $ 5.96 - $ 16.63
--------------------------------------------------------------------------------
Options granted                             125,000           14.13 - 21.50

Options forfeited                           (11,000)                  15.13
--------------------------------------------------------------------------------
Outstanding at October 31, 1998             492,002            5.96 - 21.50
--------------------------------------------------------------------------------
Options granted                             209,000           14.13 - 15.00

Options exercised                            (9,144)           5.96 - 15.13

Options forfeited                           (16,500)          14.13 - 15.13
--------------------------------------------------------------------------------
Outstanding at October 31, 1999             675,358            7.94 - 21.50
--------------------------------------------------------------------------------

Options granted                             211,250           19.75 - 30.06

Options exercised                           (16,350)          15.13 - 15.25

Options forfeited                           (20,500)          14.13 - 27.50
--------------------------------------------------------------------------------
Outstanding at October 31, 2000             849,758            7.94 - 30.06
================================================================================

         The weighted-average grant-date fair value of options granted was $5.69, $8.86, and $7.25, in 2000, 1999, and 1998, respectively. The following table summarizes information concerning currently outstanding options:

====================================================================================================================
                        OPTIONS OUTSTANDING                                              OPTIONS EXERCISABLE
  ------------------------------------------------------------                  ------------------------------------
                                 WEIGHTED-
  RANGE OF                        AVERAGE            WEIGHTED-                                       WEIGHTED-
  EXERCISE       NUMBER          REMAINING           AVERAGE                       NUMBER             AVERAGE
   PRICES       OUTSTANDING        LIFE            EXERCISE PRICE                 EXERCISABLE      EXERCISE PRICE
  ------------------------------------------------------------                  ------------------------------------
    $ 5 - $10      26,438           3.50             $  8.79                          26,438          $  8.79

      10 - 15     241,598           7.16               13.22                          74,098            11.18

      15 - 20     552,472           7.39               17.23                         286,828            15.72

      20 - 25       8,500           7.73               21.30                           3,500            21.50

      25 - 30      20,000           9.55               28.42                              --               --

      30 - 35         750           9.92               30.06                              --               --
                  -------                                                            -------
                  849,758                                                            390,864
====================================================================================================================

         Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to October 31, 1995, under the fair-value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rates ranging from 5.7% to 6.5%, no dividend yield, expected volatility of the market price of Company Common Stock ranging from 14% to 69%, and an expected option life of five years.

         The risk-free interest rate is based on short-term treasury bill rates. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

         The Company's pro forma information compared to as reported information follows (dollars in thousands):

==================================================================================================================
                                                                       2000            1999                1998
                                                                       ----            ----                ----
Net  Income:                   As reported                          $ 17,447          $ 14,831          $  6,355

                               Pro forma                              16,602            13,968             5,758


Basic earnings per share:      As reported                              1.08              0.92              0.40

                               Pro forma                                1.03              0.87              0.36


Diluted earnings per share:    As reported                              1.05              0.91              0.39

                               Pro forma                                1.00              0.86              0.35

==================================================================================================================

         These pro forma effects may not be representative of the effects on future years because of the prospective application required by SFAS 123, and the fact that options vest over several years and new grants generally are made each year.

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

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


    The carrying amounts and fair values of the Company's financial instruments follows:

=================================================================================================
                                                          OCTOBER 31,
                                                          -----------
                                             2000                            1999
                            ---------------------------------------------------------------------
                            CARRYING VALUE       FAIR VALUE   CARRYING VALUE       FAIR VALUE
                            --------------       ----------   --------------       ----------
Cash and cash equivalents          $13,814          $13,814          $ 6,186          $ 6,186

Bank loans                          14,233           14,233           19,189           19,189

Long-term debt                       4,168            3,566           11,254           11,263
=================================================================================================

    The carrying amounts of accounts receivable and accounts payable and accrued expenses approximate fair value because of the short-term nature of those transactions.

FOREIGN CURRENCY EXCHANGE CONTRACTS:

    At times, the Company utilizes foreign currency exchange contracts to minimize the impact of currency fluctuations on identified transactions. At October 31, 2000 and 1999, the Company held contracts for $3,140,000 and $3,041,000 respectively, with fair values of $3,181,000 and $2,989,000, respectively. The fair value of foreign currency exchange contracts is estimated based on quoted exchange rates at year end. The terms of the foreign currency exchange contracts are matched to the underlying transaction being hedged, and are typically under 90 days. The forward contracts are an effective hedge against fluctuations in the value of the foreign currency. Therefore, the contracts have no income statement impact.

NOTE 13 - CONTINGENCIES

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

NOTE 14 - QUARTERLY DATA (UNAUDITED)

    A summary of the Company's quarterly data follows (in thousands, except per-share amounts):

=================================================================================================================
2000                                   FIRST          SECOND           THIRD           FOURTH              TOTAL
----                                   -----          ------           -----           ------              -----
Net sales                           $57,734          $58,910          $62,795          $63,635          $243,074

Gross profit                         24,325           25,474           27,115           27,571           104,485

Net income                            3,258            3,872            5,019            5,298            17,447


Basic earnings per share            $  0.20          $  0.24          $  0.31          $  0.33          $   1.08

Diluted earnings per share          $  0.20          $  0.23          $  0.30          $  0.32          $   1.05


1999
----
Net sales                           $50,626          $54,027          $56,348          $59,583          $220,584

Gross profit                         19,866           23,907           25,160           27,617            96,550

Net income                            1,588            3,315            4,453            5,475            14,831


Basic earnings per share            $  0.10          $  0.21          $  0.28          $  0.34          $   0.92

Diluted earnings per share          $  0.10          $  0.20          $  0.27          $  0.33          $   0.91
=================================================================================================================

    Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.