Form 10-K, Exhibit 13
period 2001-10-31
CUNO INC
filed 2002-01-16
CIK 1019779

                                MARKET DATA

The Company's Common Stock is quoted on the NASDAQ market under the symbol CUNO. The following table shows the quarterly high and low prices for the last two fiscal years ended October 31:


QUARTER                                   2001                  2000

                                     High       Low          High         Low
First                              $ 31.00   $ 24.00       $ 25.75      $ 19.50
Second                               29.00     22.13         29.50        20.94
Third                                31.00     23.50         30.25        22.06
Fourth                               30.65     22.75         31.00        22.06

As of October 31, 2001 CUNO had approximately 6,000 shareholders of record.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 2001 - 1999
YEAR ENDED OCTOBER 31, 2001 COMPARED TO YEAR ENDED OCTOBER 31, 2000
NET SALES

         Net sales of $244.4 million in fiscal year 2001 represented a 0.6 percent increase over net sales of $243.1 million in fiscal year 2000. The effects of foreign currency fluctuations reduced net sales in fiscal year 2001 by $11.3 million as compared to fiscal year 2000. Had currency values remained unchanged from fiscal year 2000, net sales in fiscal year 2001 would have been $255.8 million, or 5.2% greater than the prior year.

         CUNO's operations are affected by global and regional economic factors. However, the global diversity of the Company's business has helped limit the impact of any one industry or the economy of any single country on its consolidated results. The following table displays the Company's sales by geographic operating segment (dollars in thousands):

                                                YEAR ENDED                                       CURRENCY
                                OCTOBER 31,                  OCTOBER 31,        PERCENT          ADJUSTED
                                  2001                         2000              CHANGE           CHANGE
North America                   $139,745                     $135,495              3.1%             3.1%
Europe                            35,323                       31,501             12.1%            18.5%
Japan                             34,390                       39,894            (13.8%)           (3.9%)
Asia/Pacific                      23,074                       22,791              1.2%            11.1%
Latin America                     11,917                       13,393            (11.0%)           10.9%
                                ---------------              ----------
Total Sales                     $244,449                     $243,074              0.6%             5.2%


         Sales growth in the Company's North American operations was led by Healthcare (up 12.0 percent) and, to a lesser extent, the Water Group (up 6.4 percent), a worldwide division of CUNO comprised of the potable water segment of the business. Sales into the healthcare market have increased year over year due primarily to an increase in sales to a large diagnostic customer. The Water Group continues to record strong sales with its series of new filters designed for OEM customers who serve various channels of distribution with final sales to U.S. consumers.

         The Company's overseas sales decreased $2.9 million or 2.7 percent in fiscal 2001 compared to 2000. Had the value of overseas currencies remained unchanged in fiscal 2001 as compared to fiscal 2000, sales for these operations would have increased $8.4 million or 7.8 percent. In Europe, sales increased
18.5 percent in local currency with this gain spread broadly across the three markets. Sales by the European Water Group increased 30.4 percent due to increased marketing efforts. Sales in Japan were down 3.9 percent on a local currency basis as compared to the same period last year. All markets in Japan have been impacted by the continued downturn in the Japanese economy. Local currency sales growth in Asia/Pacific of 11.1 percent was due in large part to strong gains in the Healthcare market as well as a strong economy in Australia. Local currency sales in Latin America increased 10.9 percent in fiscal 2001 reflecting strong, broad improvements across all markets.

         The following table displays the Company's sales by market (dollars in thousands):

                                               YEAR ENDED                                         CURRENCY
                                OCTOBER 31,                 OCTOBER 31,         PERCENT           ADJUSTED
                                   2001                        2000              CHANGE            CHANGE

Potable Water                   $107,263                    $101,483               5.7%              7.7%
Fluid Processing                  71,898                      78,781              (8.7%)            (2.6%)
Healthcare                        65,288                      62,810               3.9%             11.1%
                                --------                    --------               ---              ----
    Total Sales                 $244,449                    $243,074               0.6%              5.2%
                                ========                    ========               ===              ====


         On a currency-adjusted basis, all geographic operating segments continued to achieve sales increases in the potable water segment. This dollar increase was driven by strong sales in North America associated with OEM customers, direct marketing companies, and appliance manufacturers, as well as increased foreign potable water sales (up 14.8 percent on a currency adjusted basis). Fluid processing is the Company's most cyclical market and has been most impacted by the U.S. economic slowdown. Healthcare sales continue to benefit from a continued focus by management on competitively favorable niches. On a currency-adjusted basis, international healthcare sales increased $4.5 million or 10.6 percent over fiscal year 2000.

GROSS PROFIT

         The Company's gross profit increased $3.9 million to $108.4 million in fiscal year 2001 from $104.5 million in 2000. Gross profit as a percentage of net sales increased from 43.0 percent in 2000 to 44.3 percent in 2001. The primary factor that contributed to the improved gross margin in 2001 was the market mix of sales (increased Healthcare sales which generally carry higher margins combined with decreased Fluid Processing sales which generally carry lower margins).

OPERATING EXPENSES

         Selling, general and administrative ("SG&A") expenses increased $0.6 million in fiscal year 2001 over fiscal 2000, representing a 0.9 percent increase. Expense categories within SG&A reflected nominal increases or decreases consistent with the Company's cost-management strategy. Research, development and engineering expenses increased 6.5 percent to $13.7 million in fiscal 2001, reflecting the Company's continued focus on developing new products and technologies. As a percentage of sales, research h, development and engineering expenses were 5.6 percent of sales in fiscal 2001 compared to 5.3 percent of sales in fiscal 2000.

OPERATING INCOME

         As a result of the above, operating income increased $2.5 million, or
8.9 percent, to $30.4 million or12.4 percent of sales in fiscal 2001 as compared to $27.9 million or 11.5 percent of sales in fiscal 2000.

NONOPERATING ACTIVITY

         Interest income increased by $0.6 million to $0.9 million in fiscal year 2001 reflecting the Company's increased level of invested cash. (see Liquidity and Capital Resources below). No other material nonoperating activity occurred in either of the two fiscal years.

INCOME TAXES

         The Company's effective income tax rate for fiscal year 2001 was 35.0% as compared to 36.8% in fiscal year 2000. The tax rate in 2001 was favorably impacted by the utilization and benefit of operating loss carryforwards, marginally lower worldwide tax rates, and a change in the mix of income attributed to the various countries in which the Company does business.

YEAR ENDED OCTOBER 31, 2000 COMPARED TO YEAR ENDED OCTOBER 31, 1999

NET SALES

         Net sales of $243.1 million in fiscal year 2000 represented a 10.2 percent increase over net sales of $220.6 million in fiscal year 1999. The majority of this increase can be attributed to an increase in the unit volume (vs. price) of worldwide sales. The effects of foreign currency fluctuations reduced net sales in fiscal year 2000 by $4.5 million as compared to fiscal year 1999. Had currency values remained unchanged from fiscal year 1999, net sales in fiscal year 2000 would have been $247.6 million, or 12.2% greater than the prior year.

         CUNO's operations are affected by global and regional economic factors. However, the global diversity of the Company's business has helped limit the impact of any one industry or the economy of any single country on its consolidated results. The following table displays the Company's sales by geographic operating segment (dollars in thousands):

                                                YEAR ENDED                                       CURRENCY
                                OCTOBER 31,                  OCTOBER 31,        PERCENT          ADJUSTED
                                  2000                         1999              CHANGE           CHANGE

North America                   $135,494                     $124,990              8.4%             8.4%
Europe                            31,501                       32,985             (4.5%)           10.1%
Japan                             39,895                       29,373             35.8%            25.0%
Asia/Pacific                      22,791                       22,270              2.3%             7.0%
Latin America                     13,393                       10,966             22.1%            30.9%
                                --------------               ------------
    Total Sales                 $243,074                     $220,584             10.2%            12.2%


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


         The Company's overseas sales increased $12.0 million or 12.5 percent in 2000 compared to 1999. Had the value of overseas currencies remained unchanged in fiscal 2000 as compared to fiscal 1999, sales for these operations would have increased $16.5 million or 17.2 percent. In Europe, sales increased 10.1 percent in local currency with this gain spread broadly across the three markets. Sales in Japan were 35.8 percent higher as compared to the same period last year, and
25.0 percent higher when expressed in local currency, reflecting strong double-digit sales growth in all three markets. Local currency sales growth in Asia/Pacific of 7.0 percent was due in large part to strong gains in the potable water market as well as a general recovery of the Southeast Asian economy. Local currency sales in Latin America increased 30.9 percent in fiscal 2000 reflecting strong, broad improvements across all markets.

The following table displays the Company's sales by market (dollars in thousands):

                                              YEAR ENDED                                          CURRENCY
                                OCTOBER 31,                 OCTOBER 31,         PERCENT           ADJUSTED
                                   2000                        1999             CHANGE            CHANGE

Potable Water                   $101,483                    $87,649             15.8%             17.1%
Fluid Processing                  78,781                     72,269              9.0%             11.0%
Healthcare                        62,810                     60,666              3.5%              6.7%
                                -----------               ----------
Total Sales                     $243,074                   $220,584             10.2%             12.2%
                                ===========               ==========            ====              ====

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

         Set forth below is selected key cash flow data (in thousands of dollars):

                                                               YEAR ENDED
                                                               OCTOBER 31,

SOURCE / (USE) OF CASH                                     2001            2000
OPERATING ACTIVITIES:

Net cash provided by net income plus depreciation,
      amortization and non-cash compensation            $ 29,986       $ 27,203

Inventory                                                 (1,654)         3,511

Accounts receivable                                        2,890         (4,160)

Accounts payable and accrued expenses                         90          3,698

Net cash provided by operating activities                 27,944         34,523

INVESTING ACTIVITIES:

Acquisitions of companies, net of cash acquired           (4,489)        (2,885)

Proceeds from surrender of life insurance policies            --            569

Capital expenditures                                     (11,028)       (12,143)

FINANCING ACTIVITIES:

Net change in total debt                                    (606)       (11,103)

Retirement of Common Stock                                    --         (1,154)



         The net cash provided by net income plus depreciation, amortization and non-cash compensation is an important measurement of cash generated from the earnings process before significant non-cash charges. Net income plus depreciation, amortization and non-cash compensation of $30.0 million increased
10.2 percent in fiscal 2001 as compared to fiscal 2000 primarily reflecting the Company's increased gross profit and improved operating profit margin as discussed above. The reduction in cash provided by inventories reflects changes in the timing of production and certain sales shipments. The improvement in cash provided by accounts receivable reflects the Company's continued strong management of collection efforts. The reduction in cash provided by accounts payable and accrued expenses relates to the overall timing of the Company's cash disbursements.

         In the second quarter of fiscal 2001, CUNO closed on two acquisitions - a product line in Australia and a distributor in Europe - for a total cost of $4.5 million. These acquisitions did not have a material effect on the Company's historical financial statements or pro forma operating results. In the second quarter of fiscal 2000, the Company made a contingent consideration payment of $2.9 million related to the previous acquisition of Chemical Engineering Corporation (CEC). This payment was recorded as additional goodwill. There will be no future contingency payments related to the CEC acquisition. The acquisition of CEC included certain life insurance policies on key officers of CEC. In the second quarter of 2000, CUNO elected to surrender these policies for their cash surrender value upon settlement. Capital expenditures amounted to $11.0 million in 2001 compared to $12.1 million in 2000. Expenditures in both periods were primarily comprised of building additions and purchases of machinery and equipment for the expansion of manufacturing capabilities.

         During the first quarter of 2000, a significant portion of the Company's outstanding performance shares vested. In connection therewith, the Company utilized $1.2 million in cash to pay applicable employee withholding taxes on the common shares earned in return for shares of the Company's Common Stock then retired.

Other selected financial data at October 31, follows (amounts in thousands):

                                                          2001            2000
Long term debt, less current portion                    $  2,893       $  3,422

Stockholders' equity                                     140,171        119,518

Ratio of long term debt to total capitalization                2%             3%



MARKET RISK DISCLOSURES

FOREIGN CURRENCY RISK

         Approximately 43% of the Company's operations consist of sales and manufacturing activities in foreign countries. The Company manufactures a significant portion of its products in the U.S. and sells some of these products to affiliated companies overseas. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's currency exposures vary, but are concentrated in the Japanese yen, Singapore dollar, Australian dollar, British pound, Brazilian real, Argentine peso, and the Euro.

         The Company utilizes forward foreign exchange contracts to hedge specific exposures relating to intercompany payments (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices) and other specific and identified exposures. The terms of the forward foreign exchange contracts are matched to the underlying transaction being hedged, and are typically under one year. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction. The Company generally does not hedge overseas sales denominated in foreign currencies or translation exposures. The Company does not enter into financial instruments for speculation or trading purposes.

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

         Below is a table detailing, by maturity date, the Company's debt portfolio and the associated interest rates for the fiscal years ended October 31, (dollars in thousands):


                                                                                                                 FAIR
                            2002         2003        2004      2005       2006    THEREAFTER      TOTAL          VALUE
Bank loans              $ 13,266           --          --        --         --                  $13,266       $13,266

Avg. Interest Rate                                                                                 0.67%

Long-term Debt:

Fixed Rate              $    728       $  844       $ 843    $  168      $ 165    $   873       $ 3,621       $ 3,888

Avg. Interest Rate          5.83%        5.79%       5.79%     4.97%      4.97%      5.01%         5.54%

OTHER MATTERS

INFLATION

         Inflation had a negligible effect on the Company's operations during fiscal years 2001 and 2000. The Company estimates that inflationary effects, in the aggregate, were generally recovered or offset through increased pricing or cost reductions in both fiscal years.

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

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
CUNO Incorporated

         We have audited the accompanying consolidated balance sheets of CUNO Incorporated as of October 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUNO Incorporated at October 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2001 in conformity with accounting principles generally accepted in the United States.


[ERNST AND YOUNG LLP SIGNATURE]


Hartford, Connecticut

December 11, 2001

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share amounts)


YEAR ENDED OCTOBER 31,                           2001              2000               1999
----------------------------------------------------------------------------------------------

Net sales                                  $    244,449       $    243,074       $    220,584

Operating expenses:

    Cost of products sold                       136,069            138,589            124,034

    Selling, general and administrative          64,240             63,665             61,193

    Research, development and engineering        13,729             12,893             11,704
                                            ------------      ------------       ------------
                                                214,038            215,147            196,931
                                            ------------      ------------       ------------
Operating income                                 30,411             27,927             23,653

Nonoperating income:

   Interest expense                                (545)              (695)            (1,202)

   Other income                                     931                363                323
                                            ------------      ------------       ------------
                                                    386               (332)              (879)
                                            ------------      ------------       ------------
Income before income taxes                       30,797             27,595             22,774

Income taxes (benefit):

   Current                                       11,576              7,490              7,632

   Deferred                                        (792)             2,658                311
                                            ------------      ------------       ------------
                                                 10,784             10,148              7,943
                                            ------------      ------------       ------------
Net income                                 $     20,013       $     17,447       $     14,831
                                            ===========       ============       ============
Basic earnings per common share            $       1.23       $       1.08       $       0.92

Diluted earnings per common share          $       1.20       $       1.05       $       0.91

Basic shares outstanding                     16,308,563         16,195,843         16,064,159

Diluted shares outstanding                   16,689,934         16,629,233         16,336,373
                                            ------------      ------------       ------------

See accompanying Notes

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)
--------------------------------------------------------------------------------

OCTOBER 31,                                                                                2001            2000
-------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets
   Cash and cash equivalents                                                           $  25,628       $  13,814
   Accounts receivable (less allowances for doubtful accounts
     of $1,336 and $1,395, respectively)                                                  48,546          52,239
   Inventories                                                                            24,590          24,087
   Deferred income taxes                                                                   5,971           6,414
   Prepaid expenses and other current assets                                               4,329           2,101
                                                                                       -----------      ----------
      Total current assets                                                               109,064          98,655
Noncurrent assets
   Deferred income taxes                                                                   2,300           1,168
   Intangible assets, net                                                                 27,725          23,971
   Other noncurrent assets                                                                 1,941           1,918
   Property, plant and equipment, net                                                     65,595          63,187
                                                                                       ---------       ---------
      Total assets                                                                     $ 206,625       $ 188,899
                                                                                       =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Bank loans                                                                         $  13,266       $  14,233
    Accounts payable                                                                      16,606          17,978
    Accrued payroll and related taxes                                                     12,294          11,851
    Other accrued expenses                                                                 7,265           7,675
    Accrued income taxes                                                                   3,468           4,251
    Current portion of long-term debt                                                        728             746
                                                                                       -----------      ----------
      Total current liabilities                                                           53,627          56,734
Noncurrent liabilities
    Long-term debt, less current portion                                                   2,893           3,422
    Deferred income taxes                                                                  4,005           4,786
    Retirement benefits                                                                    5,929           4,439
                                                                                       -----------      ----------
      Total noncurrent liabilities                                                        12,827          12,647

STOCKHOLDERS' EQUITY

    Preferred Stock, $.001 par value: 2,000,000 shares authorized; no shares issued           --              --
    Common Stock, $.001 par value: 50,000,000 shares authorized;
       16,392,244 and 16,279,198 shares issued and outstanding                                16              16
    Treasury Stock, at cost (2,747 and 747 shares)                                           (57)             --
    Additional paid-in-capital                                                            42,602          39,814
    Unearned compensation                                                                   (957)         (1,120)
    Accumulated other comprehensive (loss) income:
     Foreign currency translation adjustments                                             (5,224)         (3,546)
     Change in fair value of derivative financial instruments                                 94              --
     Minimum pension liability                                                              (670)             --
    Retained earnings                                                                    104,367          84,354
                                                                                       -----------      ----------
      Total stockholders' equity                                                         140,171         119,518
                                                                                       -----------      ----------
      Total liabilities and stockholders' equity                                       $ 206,625       $ 188,899
                                                                                       ===========      ==========

See accompanying Notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)
--------------------------------------------------------------------------------

                                                                                        ACCUMULATED
                                                                ADDITIONAL  UNEARNED     OTHER COM-                   TOTAL
                                            COMMON   TREASURY    PAID-IN    COMPEN-      PREHENSIVE     RETAINED   STOCKHOLDERS'
                                             STOCK    STOCK      CAPITAL    SATION      INCOME (LOSS)   EARNINGS      EQUITY
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1998                  $ 16      $ --      $37,780    $(2,742)       $ 3,171      $ 52,076     $ 90,301
                                            ------   -------     -------    --------      --------      --------     ---------
Net income                                                                                                14,831       14,831
Other comprehensive income:
   Foreign currency translation adjustments                                                 (3,255)                    (3,255)
   Minimum pension liability adjustment,
    net of income taxes of $724                                                                524                        524
                                                                                                                    ----------
Comprehensive income                                                                                                   12,100
Amortization of unearned compensation                                         1,184                                     1,184
Shares awarded under employee stock plans                          2,501     (2,209)                                      292
Shares issued to employee benefit plans                              599                                                  599
Stock options exercised                                              118                                                  118
Unearned compensation adjustments                                 (1,081)     1,081                                        --
Other                                                               (138)       118                                       (20)
                                            ------   -------     -------    --------      --------      --------     ---------
BALANCE AT OCTOBER 31, 1999                    16        --       39,779     (2,568)           440        66,907      104,574
                                            ------   -------     -------    --------      --------      --------     ---------
Net income                                                                                                17,447       17,447
Other comprehensive income-
   Foreign currency translation adjustments                                                 (3,986)                    (3,986)
                                                                                                                    ----------
Comprehensive income                                                                                                   13,461
Amortization of unearned compensation                                           610                                       610
Shares awarded under employee stock plans                            816        (96)                                      720
Shares issued to employee benefit plans                              650                                                  650
Stock options exercised                                              254                                                  254
Retirement of Common Stock                                        (1,154)                                              (1,154)
Unearned compensation adjustments                                   (934)       934                                        --
Tax benefit on stock-based compensation                              403                                                  403
                                            ------   -------     -------    --------      --------      --------     ---------
BALANCE AT OCTOBER 31, 2000                    16        --       39,814     (1,120)        (3,546)       84,354      119,518
                                            ------   -------     -------    --------      --------      --------     ---------
Net income                                                                                                20,013        20,013
Other comprehensive income-
   Foreign currency translation adjustments                                                 (1,678)                    (1,678)
   Change in fair value of derivative
    financial instruments, net of deferred
    income taxes of $50                                                                         94                         94
   Minimum pension liability adjustment,
    net of income taxes of $418                                                               (670)                      (670)
                                                                                                                    ----------
Comprehensive income                                                                                                   17,759
Amortization of unearned compensation                                           727                                       727
Shares awarded under employee stock plans                          1,532       (564)                                      968
Shares issued to employee benefit plans                              632                                                  632
Stock options exercised                                              496                                                  496
Purchase of Treasury Stock                              (57)                                                              (57)
Tax benefit on stock-based compensation                              128                                                  128
                                            ------   -------     -------    --------      --------      --------     ---------
BALANCE AT OCTOBER 31, 2001                  $ 16      $(57)     $42,602      $(957)       $(5,800)     $104,367     $140,171
                                            ======   =======     =======    ========      ========      ========     =========

See accompanying Notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
--------------------------------------------------------------------------------

YEAR ENDED OCTOBER 31,                                                                      2001            2000           1999
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

   Net income                                                                             $ 20,013       $ 17,447       $ 14,831
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                           9,052          8,866          8,275
     Noncash compensation recognized under employee stock plans                                921            890          1,379
     Gain on sales of property, plant and equipment                                            (59)           (17)           (44)
     Pension costs in excess of (less than) funding                                           (347)           304           (214)
     Deferred income taxes                                                                    (792)         2,658            393
Changes in operating assets and liabilities, net of acquisitions:
     Accounts receivable                                                                     2,890         (4,160)        (4,940)
     Inventories                                                                            (1,654)         3,511         (2,135)
     Accounts payable and accrued expenses                                                      90          3,698          3,740
     Accrued income taxes                                                                     (474)           887          3,583
     Prepaid expenses and other                                                             (1,696)           439           (474)
                                                                                          ---------       --------       ---------
Net cash provided by operating activities                                                   27,944         34,523         24,394

INVESTING ACTIVITIES
     Proceeds from sales of property, plant and equipment                                      104             72             61
     Proceeds from surrender of life insurance policies                                         --            569             --
     Acquisition of companies, net of cash acquired                                         (4,489)        (2,885)        (1,000)
     Capital expenditures                                                                  (11,028)       (12,143)       (11,695)
                                                                                          ---------       --------       ---------
Net cash used for investing activities                                                     (15,413)       (14,387)       (12,634)

FINANCING ACTIVITIES
     Proceeds from long-term debt                                                               --          5,200          6,100
     Principal payments on long-term debt                                                     (969)       (12,159)       (17,068)
     Net repayments under short-term bank loans                                                363         (4,144)           908
     Retirement of Common Stock                                                                 --         (1,154)            --
     Acquisition of Treasury Stock                                                             (57)            --             --
     Proceeds from stock options exercised                                                     496            254            118
                                                                                          ---------       --------       ---------
Net cash used for financing activities                                                        (167)       (12,003)        (9,942)
Effect of exchange rate changes on cash and cash equivalents                                  (550)          (505)           (65)
                                                                                          ---------       --------       ---------
Net change in cash and cash equivalents                                                     11,814          7,628          1,753
Cash and cash equivalents at beginning of year                                              13,814          6,186          4,433
                                                                                          ---------       --------       ---------
Cash and cash equivalents at end of year                                                  $ 25,628       $ 13,814       $  6,186
                                                                                          =========      ========         ========
SUPPLEMENTAL DISCLOSURES
Cash paid for:
     Interest                                                                             $    572       $    760       $  1,236
     Income taxes                                                                           12,261          6,286          2,523
                                                                                          =========       ========       =========

See accompanying Notes

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

INVENTORIES:

         Inventories are stated at the lower of cost or market. Inventories in the United States are primarily valued by the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO). Approximately 48 and 42 percent of worldwide inventories in 2001 and 2000, respectively, are accounted for using the LIFO method. Inventories as of October 31 consisted of the following (in thousands):

                                       2001                           2000
Raw materials                         $10,692                        $10,814

Work in process                         2,868                          2,435

Finished goods                         11,030                         10,838
                                    ---------                       --------
                                      $24,590                        $24,087
                                    =========                       ========

         If all inventories were valued by the FIFO method, which approximates replacement cost, inventories would have been $2,900,000 higher in 2001 and $2,805,000 higher in 2000.

INTANGIBLES:

         Intangible assets as of October 31 follow (in thousands):

                                                       2001           2000
Goodwill, less accumulated amortization
(2001 - $9,105; 2000 - $8,321)                       $26,336      $23,222
Pension intangible asset                                 720           --
Other intangibles, less accumulated amortization
(2001 - $24,850; 2000 - $24,770)                         669          749
                                                     --------     --------
                                                     $27,725      $23,971
                                                     ========     =========

         Goodwill, which is the excess of cost over the fair value of net assets acquired, has historically been amortized on a straight-line basis over periods ranging from 10 to 40 years. See "Newly Issued Accounting Standards" below.

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

REVENUE RECOGNITION:

         Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is considered to have occurred upon shipment of the finished product. Shipping and handling costs associated with sales are charged to cost of sales.

RESEARCH AND DEVELOPMENT:

         Costs associated with the development of new products and improvements to existing products are charged to operations as incurred. Research and development costs were $7,343,000, $6,508,000, and $5,599,000 in 2001, 2000 and
1999, respectively.

ADVERTISING:

         Advertising costs are expensed as incurred and included in "selling, general and administrative expenses." Advertising expenses were $2,774,000, $3,203,000, and $3,469,000 in 2001, 2000, and 1999, respectively.

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

OTHER INCOME:

         Other income as reported in the accompanying Consolidated Statements of Income for the years ended October 31 consisted of the following (amounts in thousands):

                                                      2001        2000       1999

Interest income                                      $ 944       $ 364       $ 199
Exchange gains                                          46           5         120
Gains on sales of property, plant and equipment         59          17          44
Other expenses                                        (118)        (23)        (40)
                                                     ------      ------      ------
Total                                                $ 931       $ 363       $ 323
                                                     ======      ======      ======

EARNINGS PER SHARE:

         The following table sets forth the computation of basic and diluted earnings per share for the years ended October 31:

                                                   2001               2000                1999
NUMERATOR:

Net Income                                      $ 20,013,000       $ 17,447,000       $ 14,831,000
                                                =============       ============      =============
DENOMINATORS:

Weighted average shares outstanding               16,367,826         16,326,697         16,233,591
Issued but unearned performance shares                  (762)           (67,636)          (110,322)
Issued but unearned restricted shares                (58,501)           (63,218)           (59,110)
                                                -------------       ------------      -------------
Denominator for basic earnings per share          16,308,563         16,195,843         16,064,159
                                                =============       ============      =============
Weighted average shares outstanding               16,367,826         16,326,697         16,233,591
Effect of dilutive employee stock options            322,108            302,536            102,782
                                                -------------       ------------      -------------
Denominator for diluted earnings per share        16,689,934         16,629,233         16,336,373
Basic earnings per share                        $       1.23       $       1.08       $       0.92
Diluted earnings per share                      $       1.20       $       1.05       $       0.91
                                                =============       ============      =============

FOREIGN CURRENCY EXCHANGE CONTRACTS:

         The Company utilizes forward foreign exchange contracts to hedge specific exposures relating primarily to export sales with pre-established U.S. dollar amounts at specified dates. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. Open, matured and terminated contracts are marked to market for changes in the spot exchange rate with resulting gains and losses recognized in the Financial Statements. See
"Newly Issued Accounting Standards" below.

USES OF ESTIMATES:

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NEWLY ISSUED ACCOUNTING STANDARDS:

FASB 133

         As of November 1, 2000, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). The adoption of Statement 133 did not effect the Company's financial statements since the accounting treatment from the financial instruments held at the time did not change.

         As a result of adoption of Statement 133, the Company recognizes all derivative financial instruments, such as interest rate swap contracts and foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred income taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income.

Statement 141 and 142
         In June 2001, the FASB issued Statement No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Under the latter new statement, goodwill (and other intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will be amortized over their useful lives.

         The Company will apply No. 142 to existing goodwill and other intangible assets beginning November 1, 2001 (first quarter of fiscal 2002) and No. 141 to all future acquisitions. No impairment will result from the initial adoption of No. 142. Further, had No. 142 been in effect as of the beginning of fiscal 2001, amortization expense would have been reduced by $1,316,000 and net income would have been increased by $1,260,000 or approximately $0.07 per share.

RECLASSIFICATIONS:

         Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment as of October 31 is comprised of the following (in thousands):

                                      2001          2000

Land and land improvements         $  6,064      $  6,335
Buildings                            30,326        29,691
Machinery and equipment              82,907        77,728
Construction in progress             15,086        11,844
                                   --------      ---------
                                    134,383       125,598
Less accumulated depreciation        68,788        62,411
                                   --------      ---------
                                   $ 65,595      $ 63,187
                                   ========      =========

         Depreciation expense was $7,898,000 in 2001, $7,649,000 in 2000, and
$6,939,000 in 1999.

NOTE  3 - DEBT

         Debt amounted to $3,621,000 and $4,168,000 at October 31, 2001 and 2000, respectively, and primarily relates to debt instruments used to finance certain capital expenditures and acquisitions, including certain debt which has been discounted at 6.0 percent and is payable over five years. Principal payments due after October 31, 2001 are: 2002 - $728,000; 2003 - $844,000; 2004
- $843,000; 2005 - $168,000; 2006 - $165,000 and thereafter - $873,000.

         Outstanding bank loans at October 31, 2001 and 2000 had weighted average interest rates of 0.67 and 1.3 percent in 2001 and 2000, respectively. The bank loans and unused short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit.

         The Company had available uncommitted, unused short-term lines of credit in various countries totaling approximately $16.3 million at October 31, 2001. Borrowings under the unused short-term lines of credit are subject to the bank's approval.

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

NOTE 5 - OPERATING LEASES

         The Company has certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $2,430,000 in 2001, $2,694,000 in 2000, and $2,812,000 in 1999.

         Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at October 31, 2001 were as follows:
2002 - $2,087,000; 2003 - $1,752,000; 2004 - $1,500,000; 2005 - $1,452,000; and
2006 - $1,475,000.

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

         The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31, 2001 and 2000 for the Company's U.S. and Japanese defined benefit pension plans (in thousands):

                                                    2001                                2000
                                                PLANS WHOSE            PLANS WHOSE ASSETS       PLANS WHOSE
                                             ACCUMULATED BENEFITS     EXCEED ACCUMULATED    ACCUMULATED BENEFITS
                                                 EXCEED ASSETS             BENEFITS             EXCEED ASSETS

Projected benefit obligation                    $(38,806)                  $(21,162)                  $(13,051)
                                                ==========                 ==========                 =========
Market value of plan assets                     $ 27,009                   $ 23,277                   $  6,908
                                                ==========                 ==========                 =========
Projected benefit obligation less than
    (in excess of) plan assets                   (11,797)                     2,115                     (6,143)
Unrecognized net (gain) loss                       7,426                     (3,871)                     1,592
Unrecognized prior service cost                    1,304                      1,349                        201
Unrecognized transition obligation                  (666)                        --                        318
Additional minimum liability                      (2,196)                        --                         --
                                                ----------                 ----------                 ---------
 Net pension liability                          $ (5,929)                  $   (407)                  $ (4,032)
                                                ==========                 ==========                 =========

         In fiscal 2001, all of the Company's pension plans had accumulated benefit obligations in excess of their assets. The Company's net pension liability at the end of fiscal 2001 was adversely impacted by weakened equity markets and lower interest rates. The Company believes these two factors are temporary in nature and should not adversely impact the Plans over their long term estimated lives.

         Plan assets at October 31, 2001 are invested in publicly traded and restricted mutual funds, various corporate and government bonds, guaranteed income contracts and listed stocks, including common stock of the Company having a market value of $1,297,000 (50,000 shares) at that date.

         A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below (in thousands):

                                      2001        2000            1999
DEFINED BENEFIT PLANS:

Service cost                        $ 1,794       $ 1,915       $ 2,043
Interest cost                         1,947         1,908         1,702
Expected return on plan assets       (1,750)       (2,000)       (3,043)
Net amortization and deferral          (647)          (60)        1,433
                                    --------      --------      -------
Net pension expense                 $ 1,344       $ 1,763       $ 2,135
                                    ========      ========      ========

         A summary of the changes in the projected benefit obligation is shown below (amounts in thousands):

                                              2001            2000

Benefit obligation - beginning of year      $ 34,213       $ 33,643
Service cost                                   1,794          1,915
Interest cost                                  1,947          1,908
Benefits and expenses paid                    (1,520)        (1,819)
Actuarial assumption changes                   4,645           (948)
Plan amendments                                 (950)            --
Foreign currency exchange rate changes        (1,323)          (486)
                                            ---------      ---------
Benefit obligation - end of year            $ 38,806       $ 34,213
                                            =========      =========



         A summary of the changes in the plan assets is shown below (amounts in thousands):

                                                2001           2000

Plan assets - beginning of year              $ 30,185       $ 28,441
Actual return on assets                        (2,645)         2,329
Employer contributions                          1,770          1,561
Benefits and expenses paid                     (1,520)        (1,819)
Foreign currency exchange rate changes           (781)          (327)
                                             ---------      ---------
Plan assets - end of year                    $ 27,009       $ 30,185
                                             =========      =========


         Assumptions used in the accounting for the defined benefit plans as of October 31 were:

                                                    2001        2000
DOMESTIC PLANS

Weighted-average discount rate                      7.25%       7.75%
Rates of increase in compensation levels            4.50%       5.00%
Expected long-term rate of return on assets         9.75%      10.00%

FOREIGN PLAN (JAPAN)
Weighted-average discount rate                      2.50%      2.75%
Rates of increase in compensation levels            2.75%      3.00%
Expected long-term rate of return on assets         5.00%      5.00%


         The changes in the actuarial assumptions referred to above had no impact on pension expense for 2001. Due to assumptions inherent in the actuarial computations, it is reasonably possible that future actual expenses will differ from current actuarial estimates.

         The Company sponsors a defined contribution plan that provides all U.S. employees of the Company an opportunity to accumulate funds for their retirement. The Company currently matches 50% of employee contributions up to 6% of qualified wages. Company matching contributions charged to income amounted to $678,000, $638,000, and $567,000 in 2001, 2000, and 1999, respectively. Company matching contributions are made annually in shares of the Company's Common Stock subsequent to the Plan's calendar year end.

NOTE 7 - INCOME TAXES

         The components of income before income taxes and the provision for income taxes are summarized as follows (in thousands):

                                           2001           2000           1999

Income before income taxes
   Domestic                             $ 22,109       $ 19,675       $ 16,887
   Foreign                                 8,688          7,920          5,887
                                        --------       ---------      ---------
                                          30,797         27,595         22,774

Income taxes (benefit)
   Current

     Domestic - Federal                    7,159          3,108          4,290
              - State and local              915            567            916
     Foreign                               3,767          3,815          2,629
     Operating loss carryforwards           (265)            --           (203)
                                        --------       ---------      ---------
                                          11,576          7,490          7,632
   Deferred

     Domestic - Federal                     (645)         2,518             36
              - State and local             (147)           449             (1)
     Foreign                                  --           (309)           276
                                        --------       ---------      ---------
                                            (792)         2,658            311
                                        --------       ---------      ---------
                                          10,784         10,148          7,943
                                        --------       ---------      ---------
Net Income

     Domestic                             14,827         13,033         11,646
     Foreign                               5,186          4,414          3,185
                                        --------       ---------      ---------
                                        $ 20,013       $ 17,447       $ 14,831
                                       =========       =========      =========

         A reconciliation of the statutory U.S. federal rate to the effective income tax rate follows:


                                                         2001       2000        1999

Statutory U.S. federal income tax rate                  35.0%       35.0%       35.0%
State and local taxes on income, net of domestic
     federal income tax benefit                          1.6         2.4         2.5
Impact of foreign subsidiaries on effective rate         1.0         1.2         1.2
Benefit of operating loss carryforwards                 (0.9)       --          (0.3)
Tax credits                                             (2.3)       (2.7)       (2.2)
Prior year tax provision adjustments                    (0.2)        0.4        (1.8)
Goodwill amortization with no tax benefit                1.0         1.2         1.5
All other                                               (0.2)        (.7)       (1.0)
                                                       ------       -----       ------
Effective income tax rate                               35.0%       36.8%       34.9%
                                                       ======       =====       ======

         Significant components of the Company's deferred income tax liabilities and assets as of October 31 are as follows (in thousands):

                                                                2001        2000
Deferred income tax liabilities:
 Property, plant and equipment                                $5,136      $5,135
 Other                                                            --          34
                                                              -------     ------
  Total deferred income tax liabilities                        5,136       5,169
Deferred income tax assets:
 Pension liability                                             1,986       1,433
 Employee benefits                                             2,655       2,492
 Net operating loss carryforwards                                116         350
 Other accruals and reserves                                   1,845       1,559
 Inventories                                                   1,334       1,288
 Other                                                         1,582       1,193
                                                              -------     ------
  Total deferred income tax assets                             9,518       8,315
  Less: valuation allowance for deferred income tax assets       116         350
                                                              -------     ------
  Deferred income tax assets, after valuation allowance        9,402       7,965
                                                              -------     ------
Net deferred income tax assets                                $4,266      $2,796
                                                              =======     ======

         The valuation allowance for deferred income tax assets as of October 31, 1999 was $189,000. The decrease in the valuation allowance during fiscal 2001 relates to the utilization of net operating loss carry forwards in Italy and Germany. Although realization of the net deferred income tax asset of $9,402,000 is not assured, management believes it is more likely than not that all of such net deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

         The net operating loss carryforwards in Germany are available indefinitely; the net operating loss carryforwards in Italy expire in 2005.

NOTE  8 - ACQUISITIONS

         In the second quarter of fiscal 2001, CUNO closed on two acquisitions - a product line in Australia and a distributor in Europe - for a total cost of $4.5 million. These acquisitions do not have a material effect on the Company's historical financial statements or its pro forma operating results. The amount of goodwill recorded in connection with these acquisitions amounted to $4.3 million. In the second quarter of fiscal 2000, the Company made a contingent consideration payment of $2.9 million related to the previous acquisition of Chemical Engineering Corporation (CEC). This payment was recorded as additional goodwill. There will be no future contingency payments related to the CEC acquisition. The acquisition of CEC included certain life insurance policies on key officers of CEC. In the second quarter of fiscal 2000, CUNO elected to surrender these policies for their cash surrender value upon settlement.

NOTE 9 - SEGMENT FINANCIAL DATA

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

         Operating segment data include the results of all subsidiaries, consistent with the management reporting of these operations. Financial information by geographic operating segment as of and for each of the years ended October 31 is summarized below (amounts in thousands):

                                           2001           2000            1999
NET SALES:

Europe                                 $  42,337       $  36,724       $  40,696
Japan                                     34,807          40,593          30,143
Asia/Pacific                              25,427          25,322          24,315
Latin America                             12,406          13,788          11,287
                                       ---------       ---------       ---------
Subtotal - Foreign Sales                 114,977         116,427         106,441
North America                            160,824         157,846         146,248
Elimination of intercompany sales        (31,352)        (31,199)        (32,105)
                                       ---------       ---------       ---------
 Consolidated                           $ 244,449       $ 243,074      $ 220,584
                                       =========       =========       =========

         Each geographic operating segment primarily sells its products to external customers within its country of domicile.

         One of the Company's customers accounted for approximately 11.5% of fiscal 2001 sales. The Company believes that no other customer accounts for more than ten percent of sales.

                                   2001          2000           1999
OPERATING INCOME:

North America                   $ 19,032       $ 17,503       $ 15,313
Europe                             2,465          1,330          2,384
Japan                              3,380          3,504          1,083
Asia/Pacific                       3,543          3,662          3,190
Latin America                      1,991          1,928          1,683
                                --------       --------       ---------
Segment total                     30,411         27,927         23,653
                                --------       --------       ---------
Interest expense                    (545)          (695)        (1,202)
Other income, net                    931            363            323
                                --------       --------       ---------
Income before income taxes      $ 30,797       $ 27,595       $ 22,774
                                ========       ========       =========

         Segment operating income consists of net sales less operating expenses. Interest expense and other income, net have not been allocated to segments.

                               2001            2000           1999
ASSETS:

North America               $ 144,484       $ 153,830       $ 144,385
Europe                         30,236          18,972          24,028
Japan                          27,868          31,824          31,558
Asia/Pacific                   12,601          11,923          13,239
Latin America                   6,441           6,345           5,763
General Corporate              25,628          13,814           6,186
Eliminations and other        (40,633)        (47,809)        (40,817)
                            ----------      ----------      ----------
     Consolidated           $ 206,625       $ 188,899       $ 184,342
                            ==========      ==========      ==========

         General corporate assets (principally cash and investments) are not allocated to segments.

         Eliminations and other is primarily comprised of intercompany receivables and investments in subsidiaries, both of which are eliminated in the Company's consolidated financial statements.



                               2001         2000        1999
CAPITAL EXPENDITURES:

North America                $ 7,842      $10,185      $10,127
Europe                           754          450          648
Japan                            812          675          390
Asia/Pacific                     975          511          429
Latin America                    645          322          101
                             -------      -------      --------
     Consolidated            $11,028      $12,143      $11,695
                             =======      =======      ========


                                      2001        2000        1999
DEPRECIATION AND AMORTIZATION:

North America                        $6,878      $6,996      $6,274
Europe                                  894         668         804
Japan                                   541         540         524
Asia/Pacific                            428         460         500
Latin America                           311         202         173
                                     ---------   -------     -------
     Consolidated                    $9,052      $8,866      $8,275
                                     =========   =======     =======

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

         The Company's sales by market are summarized for each of the years ended October 31 (amounts in thousands):

                        2001          2000           1999
NET SALES:

Potable Water         $107,263      $101,483      $ 87,649
Fluid Processing        71,898        78,781        72,269
Healthcare              65,288        62,810        60,666
                      --------      --------      ---------
     Consolidated     $244,449      $243,074      $220,584
                      ========      ========      =========



NOTE 10 - STOCK OPTIONS AND AWARDS

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

         The options are exercisable at various dates and have varying expiration dates. Approximately 488,000 shares of Common Stock are reserved for issuance to key employees and nonemployee directors under the provisions of these option and award plans as of October 31, 2001.

         Awards of performance shares totaled 6,333 in 1999. No such awards were made in 2001 or 2000. Awards of restricted shares totaled 20,219, 5,500 and 111,402 in 2001, 2000, and 1999, respectively. When rights or awards are granted, associated compensation expense is accrued from the date of the grant to the date such options or awards are exercisable. Shares earned under the plan are based on a formula which may be adjusted at the discretion of the Company's Compensation Committee.

         A summary of stock option activity follows:

                                                  OPTIONS         EXERCISE PRICE

Outstanding at October 31, 1998                   492,002         5.96  - 21.50
                                                 ----------       -------------
Options granted                                   209,000         14.13 - 15.00
Options exercised                                  (9,144)        5.96  - 15.13
Options forfeited                                 (16,500)        14.13 - 15.13
                                                 ----------       -------------
Outstanding at October 31, 1999                   675,358         7.94  - 21.50
                                                 ----------       -------------
Options granted                                   211,250         19.75 - 30.06
Options exercised                                 (16,350)        15.13 - 15.25
Options forfeited                                 (20,500)        14.13 - 27.50
                                                 ----------       -------------
Outstanding at October 31, 2000                   849,758         7.94  - 30.06
                                                 ----------       -------------
Options granted                                   204,410         25.05 - 30.00
Options exercised                                 (34,722)        14.13 - 21.50
Options forfeited                                 (11,250)        14.13 - 27.88
                                                 ----------       -------------
Outstanding at October 31, 2001                 1,008,196          7.94 - 30.06
                                                 ----------       -------------

         The weighted-average grant-date fair value of options granted was $12.93, $5.69, and $8.86 in 2001, 2000, and 1999, respectively. The following table summarizes information concerning currently outstanding options:

                 OPTIONS OUTSTANDING                                                OPTIONS EXERCISABLE
---------------------------------------------------------------          ---------------------------------------
                                  WEIGHTED-
RANGE OF                           AVERAGE      WEIGHTED-                                         WEIGHTED-
EXERCISE         NUMBER           REMAINING      AVERAGE                   NUMBER                  AVERAGE
 PRICES        OUTSTANDING          LIFE      EXERCISE PRICE             EXERCISABLE            EXERCISE PRICE
$ 5 -$10           26,438           2.50          $ 8.79                     26,438                $ 8.79

 10 - 15          230,598           6.11           13.18                    142,098                 12.59

 15 - 20          521,750           6.43           17.30                    407,250                 15.93

 20 - 25            7,500           6.77           21.28                      7,000                 21.50

 25 - 30          219,160           9.01           27.63                         --                    --

 30 - 35            2,750           9.52           30.02                         --                     --
                 ---------                                                 ----------
                 1,008,196                                                  582,786


 Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to October 31, 1995, under the fair-value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rates ranging from 3.8% to 6.5%, no dividend yield, expected volatility of the market price of Company Common Stock ranging from 14% to 69%, and an expected option life of five years.

         The risk-free interest rate is based on short-term treasury bill rates. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

         The Company's pro forma information compared to as reported information follows (dollars in thousands):

                                                   2001       2000       1999

Net Income:                    As reported        $20,013   $17,447    $14,831

                               Pro forma           18,822    16,602     13,968


Basic earnings per share:      As reported           1.23      1.08       0.92

                               Pro forma             1.15      1.03       0.87


Diluted earnings per share:    As reported           1.20      1.05       0.91

                               Pro forma             1.13      1.00       0.86


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

         The carrying amounts and fair values of the Company's financial instruments follows:

                                                     OCTOBER 31,
                                           2001                          2000
                            -----------------------------------------------------------
                            CARRYING VALUE    FAIR VALUE    CARRYING VALUE   FAIR VALUE

Cash and cash equivalents          $25,628       $25,628           $13,814      $13,814

Bank loans                          13,266        13,266            14,233       14,233

Long-term debt                       3,621         3,888             4,168        3,566


         The carrying amounts of accounts receivable and accounts payable and accrued expenses approximate fair value because of the short-term nature of those transactions.

FOREIGN CURRENCY EXCHANGE CONTRACTS:

         The Company utilizes forward foreign exchange contracts to hedge specific exposures relating to intercompany payments (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices) and other specific and identified exposures. The terms of the forward foreign exchange contracts are matched to the underlying transaction being hedged, and are typically under one year. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction.

         At October 31, 2001 and 2000, the Company held contracts for $6,288,880 and $3,041,000 respectively, with fair values of $6,414,442 and $3,181,000, respectively. The fair value of foreign currency exchange contracts is estimated based on quoted exchange rates at year end.

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

NOTE 13 - QUARTERLY DATA (UNAUDITED)

         A summary of the Company's quarterly data follows (in thousands, except per-share amounts):

2001                              FIRST        SECOND         THIRD         FOURTH        TOTAL

Net sales                       $ 58,586      $ 60,186      $ 63,441      $ 62,236      $244,449

Gross profit                      25,062        26,667        28,287        28,364       108,380

Net income                         3,828         4,522         5,704         5,959        20,013


Basic earnings per share        $   0.24      $   0.28      $   0.35      $   0.37      $   1.23

Diluted earnings per share      $   0.23      $   0.27      $   0.34      $   0.36      $   1.20


2000

Net sales                       $ 57,734      $ 58,910      $ 62,795      $ 63,635      $243,074

Gross profit                      24,325        25,474        27,115        27,571       104,485

Net income                         3,258         3,872         5,019         5,298        17,447


Basic earnings per share        $   0.20      $   0.24      $   0.31      $   0.33      $   1.08

Diluted earnings per share      $   0.20      $   0.23      $   0.30      $   0.32      $   1.05


         Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

SUMMARY OF FINANCIAL DATA

(in thousands, except per share data and ratios)

                                                      2001            2000           1999           1998(1)         1997
INCOME DATA

Net sales                                            $244,449       $243,074       $220,584       $198,845       $187,478
Gross profit                                          108,380        104,485         96,550         86,304         81,312
Operating income                                       30,411         27,927         23,653         11,923         20,231
Income before income taxes                             30,797         27,595         22,774         11,249         18,593
Net income                                             20,013         17,447         14,831          6,355         12,085
Basic earnings per share                                 1.23           1.08           0.92           0.40           0.83
Diluted earnings per share                               1.20           1.05           0.91           0.39           0.81


OTHER FINANCIAL DATA

Total assets                                          206,625        188,899        184,342        171,566        146,325
Working capital                                        55,437         41,921         35,309         31,164         24,949
Net plant investment                                   65,595         63,187         60,352         56,072         48,529
Capital expenditures                                   11,028         12,143         11,695         11,860          7,589
Long-term debt                                          2,893          3,422          8,761         15,437          4,779
Stockholders' equity                                  140,171        119,518        104,574         90,301         81,890

RATIOS

Gross profit to net sales                                44.3%          43.0%          43.8%          43.4%          43.4%
Operating income to net sales                            12.4%          11.5%          10.7%           6.0%          10.8%
Net income to net sales                                   8.2%           7.2%           6.7%           3.2%           6.4%
Effective income tax rate                                35.0%          36.8%          34.9%          43.5%          35.0%
Net income to average stockholders' equity               15.4%          15.6%          15.2%           7.4%          19.3%
Ratio of current assets to current liabilities          2.0:1          1.7:1          1.6:1          1.5:1          1.5:1
Ratio of long-term debt to stockholders' equity
 plus long-term debt                                      2.0%           2.8%           7.7%          14.7%           5.5%

(1) Included in the 1998 results are an unusual charge for inventory write-down reducing gross profit by $2,245 and reorganization and other unusual charges of $7,439, reducing operating income by $9,684 and net income by $6,937 (net of income taxes of $2,747), or $0.43 per share.