Form 10-K, Exhibit 13
period 2002-10-31
CUNO INC
filed 2002-12-13
CIK 1019779

                                                                      Exhibit 13

                                   Market Data

The Company's Common Stock is quoted on the NASDAQ market under the symbol CUNO. The following table shows the quarterly high and low prices for the last two fiscal years ended October 31:

QUARTER           2002                    2001
----------  -----------------     -------------------
              High      Low         High        Low
            -------   -------     -------     -------
First       $ 35.71   $ 25.85     $ 31.00     $ 24.00
Second        38.35     33.40       29.00       22.13
Third         37.55     29.84       31.00       23.50
Fourth        33.43     28.99       30.65       22.75

As of October 31, 2002 CUNO had approximately 5900 shareholders of record.

SUMMARY OF FINANCIAL DATA(1)

(in thousands, except per share data and ratios)

                                        2002            2001            2000            1999          1998 (2)
INCOME DATA

Net Sales                             $258,201        $244,449        $243,074        $220,584        $198,845
Gross Profit                           115,751         108,380         104,485          96,550          86,304
Operating Income                        34,885          30,411          27,927          23,653          11,923
Income before Income Taxes              34,770          30,797          27,595          22,774          11,249
Net Income                              22,956          20,013          17,447          14,831           6,355
Basic Earnings per Share                  1.39            1.23            1.08            0.92            0.40
Diluted Earnings per Share                1.36            1.20            1.05            0.91            0.39


OTHER FINANCIAL DATA

Total Assets                           236,879         206,043         188,899         184,342         171,566
Working Capital                         72,571          55,750          41,921          35,309          31,164
Net Plant Investment                    74,759          65,595          63,187          60,352          56,072
Capital Expenditures                    17,600          11,028          12,143          11,695          11,860
Long-Term Debt                           2,030           2,893           3,422           8,761          15,437
Stockholders' Equity                   162,413         140,171         119,518         104,574          90,301

RATIOS

Gross Profit to Net Sales                44.8%           44.3%           43.0%           43.8%           43.4%
Operating Income to Net Sales            13.5%           12.4%           11.5%           10.7%            6.0%
Net Income to Net Sales                   8.9%            8.2%            7.2%            6.7%            3.2%
Effective Income Tax Rate                34.0%           35.0%           36.8%           34.9%           43.5%
Net Income to Average
  Stockholders' Equity                   15.2%           15.4%           15.6%           15.2%            7.4%
Ratio of Current Assets to
  Current Liabilities                    2.3:1           2.0:1           1.7:1           1.6:1           1.5:1
Ratio of Long-Term Debt to
  Stockholders' Equity
  Plus Long-Term Debt                     1.2%            2.0%            2.8%            7.7%           14.7%

(1) We adopted FASB 142 in 2002, see Note 1. Goodwill amortization was $1,316, $1,140, $840, and $654 in 2001, 2000, 1999, and 1998, respectively.

(2) Included in the 1998 results are an unusual charge for inventory write-down reducing gross profit by $2,245 and reorganization and other unusual charges of $7,439, reducing operating income by $9,684 and net income by $6,937 (net of income taxes of $2,747), or $0.43 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 2002 - 2000

YEAR ENDED OCTOBER 31, 2002 COMPARED TO YEAR ENDED OCTOBER 31, 2001

BUSINESS ENVIRONMENT

      Our operations are affected by global economic and political factors. However, our geographic and market diversity helps limit the impact of any one market or the economy of any single country on our consolidated results. The downturn in the North American economy, including conditions in certain markets in which we compete, negatively impacted our consolidated results and is likely to continue to present challenges to our business near term.

NET SALES

      Net sales of $258.2 million in fiscal year 2002 represented a 5.6 percent increase over net sales of $244.4 million in fiscal year 2001. This increase can generally be attributed to an increase in the unit volume of worldwide sales. The effects of foreign currency fluctuations reduced net sales in fiscal year 2002 by $2.1 million as compared to fiscal year 2001. Had currency values remained unchanged from fiscal year 2001, net sales in fiscal year 2002 would have been $260.3 million, or 6.5 percent greater than the prior year.

      The following table displays our sales by geographic operating segment (dollars in thousands):

                                       YEAR ENDED                           CURRENCY
                               OCTOBER 31,    OCTOBER 31,     PERCENT       ADJUSTED
                                  2002           2001          CHANGE        CHANGE
                                  ----           ----          ------        ------
North America                   $149,784       $139,745          7.2%         7.2%
Europe                            40,369         35,323         14.3%        10.2%
Japan                             30,648         34,390        (10.9%)       (5.9%)
Asia/Pacific                      26,179         23,074         13.5%        12.2%
Latin America                     11,221         11,917         (5.8%)       12.2%
                                --------       --------
Total sales                     $258,201       $244,449          5.6%         6.5%

      Sales growth of 7.2 percent in our North American operations was led by both Healthcare (up 9.2 percent) and Potable Water (up 9.9 percent). Potable Water continues to record strong sales with its series of new filters designed for customers who serve various channels of distribution with final sales primarily to U.S. residential consumers. Sales into the healthcare market improved year over year due mostly to broad-based volume increases.

      Our international sales increased $3.7 million or 3.5 percent in 2002 compared to 2001. Had the value of foreign currencies remained unchanged in fiscal 2002 as compared to fiscal 2001, sales for these operations would have increased $5.8 million or 5.6 percent. In Europe, sales increased 10.2 percent in local currency; this gain was spread broadly across our three markets. Strong Healthcare sales to the pharmaceutical market contributed to this growth. Sales by the European Potable Water group increased 27.5 percent due to increased marketing and sales efforts. Sales in Japan were down 5.9 percent on a local currency basis as compared to the same period last year. All markets have been impacted by the continued weakness in the Japanese economy. Local currency sales growth in Asia/Pacific of 12.2 percent was broad-based with a majority of the increase coming from strong sales growth in Potable Water throughout the region. Despite the economic troubles in Argentina (see "Argentine Peso Devaluation" in the "Other Matters" section below for a discussion of our exposure to Argentina), local currency sales in Latin America increased 12.2 percent in fiscal 2002. The sales increase reflects strong, broad improvements in all markets, led by a 21.5 percent increase in Healthcare sales in the region.

The following table displays our sales by market (dollars in thousands):

                                    YEAR ENDED                             CURRENCY
                              OCTOBER 31,    OCTOBER 31,      PERCENT      ADJUSTED
                                 2002           2001           CHANGE       CHANGE
Potable Water                  $119,456       $107,263         11.4%        11.6%
Fluid Processing                 68,714         71,898         (4.4%)       (3.1%)
Healthcare                       70,031         65,288          7.3%         8.7%
                               --------       --------
   Total Sales                 $258,201       $244,449          5.6%         6.5%
                               ========       ========         =====        =====

      The weak economies in the U.S. and certain international markets (primarily Japan) impacted all of our markets to some extent; however, Fluid Processing is our most cyclical market and has been most impacted by the recent economic slowdown. The strength in the Potable Water market was broad geographically, driven largely by strong international sales (up 21.3 percent in local currency) and strong sales growth in North America (up 9.9 percent) associated with OEM customers, direct marketing companies, and appliance manufacturers. Healthcare sales increased both domestically and internationally and continue to benefit from our ongoing focus on competitively favorable product lines, market niches, and new products.

GROSS PROFIT

      Our gross profit increased $7.4 million to $115.8 million in fiscal year 2002 from $108.4 million in 2001. Gross profit as a percentage of net sales increased from 44.3 percent in 2001 to 44.8 percent in 2002. The primary factor that contributed to the improved gross margin in 2002 was the market mix of sales (increased Healthcare sales which generally carry higher margins combined with decreased Fluid Processing sales which generally carry lower margins). In addition, various supply chain management initiatives designed to lower our production costs and ongoing programs to modernize our manufacturing facilities to gain efficiencies contributed to our improved gross margin.

OPERATING EXPENSES

      Selling, general and administrative (SG&A) expenses increased $3.3 million in fiscal year 2002 over fiscal 2001, representing a 5.2 percent increase. Generally, expense categories within SG&A reflected nominal changes consistent with our focus on restraining discretionary spending. The cost of obtaining insurance has risen sharply and we continually take steps to control these expenses by reviewing deductible levels, evaluating levels of self-insurance, and aggressively marketing our policies. As a percentage of sales, SG&A expenses were relatively flat year over year, representing 25.6 percent of sales in 2002 compared to 25.7 percent of sales in 2001. As further described in Note 1 to the Financial Statements, the 2002 results benefitted from the elimination of goodwill amortization ($1.3 million in 2001) required by the adoption of SFAS 142.

      Research, development and engineering expenses increased 6.8 percent to $14.7 million in fiscal year 2002, reflecting our continued emphasis on the development of new products and technologies. As a percentage of sales, research, development and engineering expenses were 5.7 percent of sales in fiscal year 2002 compared to 5.6 percent of sales in fiscal year 2001. Our plans are to continue to devote significant resources to research and development in order to develop new technologies, enhance existing products, and develop additional new products.

OPERATING INCOME

      As a result of the above, our operating income increased $4.5 million, or
14.7 percent, to $34.9 million or 13.5 percent of sales in fiscal year 2002 as compared to $30.4 million or 12.4 percent of sales in fiscal year 2001.

NONOPERATING ACTIVITY

      Interest income decreased by $0.3 million to $0.6 million in fiscal year 2002 due primarily to lower average interest rates worldwide, partially offset by higher average net investment levels (see Liquidity and Capital Resources below). No other material nonoperating activity occurred in either of the two fiscal years.

INCOME TAXES

      Our effective income tax rate for fiscal year 2002 was 34.0% as compared to 35.0% in fiscal year 2001. The tax rate in 2002 was favorably impacted by permanent tax benefits associated with the adoption of SFAS 142 (see

Note 1), certain tax planning initiatives, marginally lower worldwide tax rates, and a change in the mix of income attributed to the various countries in which we do business.

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

      The following table displays our sales by geographic operating segment (dollars in thousands):

                                     YEAR ENDED                             CURRENCY
                            OCTOBER 31,     OCTOBER 31,       PERCENT       ADJUSTED
                               2001            2000            CHANGE        CHANGE
North America                $139,745        $135,495           3.1%          3.1%
Europe                         35,323          31,501          12.1%         18.5%
Japan                          34,390          39,894         (13.8%)        (3.9%)
Asia/Pacific                   23,074          22,791           1.2%         11.1%
Latin America                  11,917          13,393         (11.0%)        10.9%
                             --------        --------
  Total Sales                $244,449        $243,074           0.6%          5.2%
                             ========        ========           ====          ====

      Sales growth in our North American operations was led by Healthcare (up
12.0 percent) and, to a lesser extent, Potable Water (up 6.4 percent). Sales into the healthcare market have increased year over year due primarily to an increase in sales to a large diagnostic customer. Potable Water continues to record strong sales with its series of new filters designed for OEM customers who serve various channels of distribution with final sales to U.S. consumers.

      Our international sales decreased $2.9 million or 2.7 percent in fiscal 2001 compared to 2000. Had the value of foreign currencies remained unchanged in fiscal 2001 as compared to fiscal 2000, sales for these operations would have increased $8.4 million or 7.8 percent. In Europe, sales increased 18.5 percent in local currency with this gain spread broadly across the three markets. Sales by the European Potable Water segment increased 30.4 percent due to increased marketing efforts. Sales in Japan were down 3.9 percent on a local currency basis as compared to the same period last year. All markets in Japan have been impacted by the continued downturn in the Japanese economy. Local currency sales growth in Asia/Pacific of 11.1 percent was due in large part to strong gains in the Healthcare market as well as a strong economy in Australia. Local currency sales in Latin America increased 10.9 percent in fiscal 2001 reflecting strong, broad improvements across all markets.

      The following table displays our sales by market (dollars in thousands):

                                      YEAR ENDED                           CURRENCY
                               OCTOBER 31,    OCTOBER 31,     PERCENT      ADJUSTED
                                  2001           2000          CHANGE       CHANGE
Potable Water                   $107,263       $101,483         5.7%         7.7%
Fluid Processing                  71,898         78,781        (8.7%)       (2.6%)
Healthcare                        65,288         62,810         3.9%        11.1%
                                --------       --------
   Total Sales                  $244,449       $243,074         0.6%         5.2%
                                ========       ========        =====        =====

      On a currency-adjusted basis, all geographic operating segments continued to achieve sales increases in the Potable Water market. This dollar increase was driven by strong sales in North America associated with OEM customers, direct marketing companies, and appliance manufacturers, as well as increased international Potable Water sales (up 14.8 percent on a currency adjusted basis). Fluid Processing is our most cyclical market and has been most impacted by the U.S. economic slowdown. Healthcare sales continue to benefit from a continued focus by management on competitively favorable niches. On a currency adjusted basis, international Healthcare sales increased $4.5 million or 10.6 percent over fiscal year 2000.

GROSS PROFIT

      Our gross profit increased $3.9 million to $108.4 million in fiscal year 2001 from $104.5 million in 2000. Gross profit as a percentage of net sales increased from 43.0 percent in 2000 to 44.3 percent in 2001. The primary factor that contributed to the improved gross margin in 2001 was the market mix of sales (increased Healthcare sales which generally carry higher margins combined with decreased Fluid Processing sales which generally carry lower margins).

OPERATING EXPENSES

      Selling, general and administrative ("SG&A") expenses increased $0.6 million in fiscal year 2001 over fiscal 2000, representing a 0.9 percent increase. Expense categories within SG&A reflected nominal increases or decreases consistent with our cost-management strategy. Research, development and engineering expenses increased 6.5 percent to $13.7 million in fiscal 2001, reflecting our continued focus on developing new products and technologies. As a percentage of sales, research, development and engineering expenses were 5.6 percent of sales in fiscal 2001 compared to 5.3 percent of sales in fiscal 2000.

OPERATING INCOME

      As a result of the above, operating income increased $2.5 million, or 8.9 percent, to $30.4 million or 12.4 percent of sales in fiscal 2001 as compared to $27.9 million or 11.5 percent of sales in fiscal 2000.

NONOPERATING ACTIVITY

      Interest income increased by $0.6 million to $0.9 million in fiscal year 2001 reflecting our increased level of invested cash. (see Liquidity and Capital Resources below). No other material nonoperating activity occurred in either of the two fiscal years.

INCOME TAXES

      Our effective income tax rate for fiscal year 2001 was 35.0% as compared to 36.8% in fiscal year 2000. The tax rate in 2001 was favorably impacted by the utilization and benefit of operating loss carryforwards, marginally lower worldwide tax rates, and a change in the mix of income attributed to the various countries in which we do business.

FINANCIAL POSITION AND LIQUIDITY

      We assess liquidity in terms of the Company's ability to generate cash to fund our operating and investing activities. Of particular importance to the management of liquidity are cash flows generated by operating activities, capital expenditure levels, and adequate financing alternatives.

      We manage our worldwide cash requirements considering the cost effectiveness of the funds available from the many subsidiaries through which we conduct our business. We believe that our existing cash and cash equivalents position ($40,872,000 at October 31, 2002) and available sources of liquidity (approximately $29,827,000 of available, uncommitted, unused worldwide short-term lines of credit) are sufficient to meet current and anticipated cash requirements for the foreseeable future. We do not have any commercial paper or off-balance sheet financing arrangements for our liquidity needs nor do we have any investments in special purpose entities ("SPE's").

      In March 2002, we established a $12 million unsecured credit facility that renews annually. Borrowings under this facility are subject to various financial covenants and bear interest at a floating interim rate based upon LIBOR. There were no borrowings outstanding under this facility at October 31, 2002.

      We continue to invest in research and development to provide future sources of revenue through the development of new products, as well as through additional uses for existing products. Our efforts are spread across the various markets in which we compete, with particular emphasis on new products and technologies in Healthcare and the improvement in design and function of products within Potable Water. We consider R&D and the development of new products and technologies an integral part of our growth strategy and a core competence of the Company.

      Likewise, we continue to invest in capital projects to expand and modernize manufacturing facilities around the globe. We are currently expanding manufacturing lines in Brazil and China in order to meet product demands around the globe. In addition, new manufacturing lines and processes are being installed in the U.S. to benefit the Potable Water, Fluid Processing, and Healthcare operations.

      Set forth below is selected key cash flow data (in thousands of dollars):

                                                                  YEAR ENDED
SOURCE / (USE) OF CASH                                            OCTOBER 31,
----------------------
OPERATING ACTIVITIES:                                        2002           2001
                                                             ----           ----
Net cash provided by net income plus depreciation,
amortization and non-cash compensation                     $ 32,062       $ 29,986
Pension funding in excess of expense                         (4,435)          (347)
Accounts receivable                                          (2,031)         2,890
Net cash provided by operating activities                    29,120         27,944

INVESTING ACTIVITIES:
Acquisitions of companies, net of cash acquired                (700)        (4,489)
Capital expenditures                                        (17,600)       (11,028)

FINANCING ACTIVITIES:
Proceeds from stock options exercised                         1,664            496

      Net cash provided by net income plus depreciation, amortization and non-cash compensation is an important measurement of cash generated from the earnings process before significant non-cash charges. Net income plus depreciation, amortization and non-cash compensation of $32.1 million increased
6.9 percent in fiscal 2002 as compared to fiscal 2001 reflecting our increased sales volume, increased gross profit, improved operating profit margin, and improved tax rate as discussed above.

      The funded status of our pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. Recent declines in the value of securities traded in equity markets coupled with declines in long-term interest rates have had a negative impact on the funded status of our Plans. We made an incremental contribution of $4.0 million to our U.S. defined benefit pension Plans during the first quarter of 2002. This contribution was in addition to our normal funding policy for the Plans and was approved by our Board of Directors. In November 2002, we made another incremental contribution of $6.0 million to our U.S. defined benefit pension Plans.

      The use of cash for accounts receivable, which increased 4.8 percent in 2002, reflects the increased level of sales during in 2002 compared to 2001. The changes in accrued income taxes and in accounts payable and accrued expenses during 2002 primarily relates to the timing of cash disbursements and inventory purchases.

      In fiscal 2002, we completed a product line acquisition in Australia and the acquisition of a distributor in Europe for total consideration of $0.7 million. In fiscal 2001, we completed two acquisitions - a product line in Australia and a distributor in Europe for total consideration of $4.5 million. These acquisitions did not have a material effect on our historical financial statements or pro forma operating results.

      Capital expenditures amounted to $17.6 million in 2002 compared to $11.0 million in 2001. The increased rate of capital expenditures in 2002 primarily relates to the continued focus on expanding and modernizing manufacturing facilities globally. More specifically, we are currently expanding manufacturing lines in Brazil and China. In addition, new manufacturing lines and processes are being installed in the U.S. to benefit the Potable Water, Fluid Processing, and Healthcare operations.

      Due in part to our increased stock price, during fiscal 2002, 141,088 stock options were exercised (net of shares used to pay individual taxes) providing approximately $1,664,000 in net cash proceeds.

      Other selected financial data at October 31, follows (amounts in thousands):

                                                        2002          2001
                                                        ----          ----
Long term debt, less current portion                    $2,030       $2,893
Stockholders' equity                                   162,413      140,171
Ratio of long term debt to total capitalization             1%           2%

MARKET RISK DISCLOSURES

FOREIGN CURRENCY RISK

      Approximately 45% of our operations consist of sales and manufacturing activities in foreign countries. We manufacture a significant portion of our products in the U.S. and sell some of these products to affiliated companies overseas. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute and sell our products. Our currency exposures vary, but are concentrated in the Japanese yen, Singapore dollar, Australian dollar, British pound, Brazilian real, Argentine peso, Chinese Renminbi and the Euro.

      We utilize forward foreign exchange contracts to hedge specific exposures relating to intercompany payments (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices) and other specific and identified exposures. The terms of the forward foreign exchange contracts are matched to the underlying transaction being hedged, and are typically under one year. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction. We do not hedge overseas sales denominated in foreign currencies or translation exposures. We do not enter into financial instruments for speculation or trading purposes.

      We utilize bank loans and other debt instruments throughout our worldwide operations. To mitigate foreign currency risk, such debt is generally denominated in the underlying local currency of the branch or subsidiary. In certain limited and specific instances, we may manage risk by denominating a portion of debt outstanding in a currency other than the local currency.

INTEREST RATE RISK

      Our interest income and expense are most sensitive to changes in the general level of U.S. and Japanese interest rates. In this regard, changes in these interest rates may affect the interest paid on debt. To mitigate the impact of fluctuations in U.S. and Japanese interest rates, we periodically evaluate alternative interest rate arrangements.

      Below is a table detailing, by maturity date, the Company's debt portfolio and the associated interest rates for the fiscal years ended October 31, (dollars in thousands):

                                                                                                                FAIR
                             2003       2004       2005      2006         2007      THEREAFTER      TOTAL       VALUE
                             ----       ----       ----      ----         ----      ----------      -----       -----
Bank loans                 $16,374        --         --        --           --           --        $16,374     $16,374
  Avg. Interest Rate         2.04%                                                                   2.04%

Long-term Debt:
  Fixed Rate               $   714     $ 862      $ 139     $ 135        $ 131         $ 763       $ 2,744     $ 3,155
  Avg. Interest Rate         0.52%     0.82%      4.71%     4.70%        4.69%         4.82%         2.43%

OTHER MATTERS

ARGENTINE PESO DEVALUATION

      A significant devaluation in the Argentine peso took place in our first quarter of 2002. We have a branch located in Argentina that accounted for less than 1% of consolidated net sales in 2002. Because this branch's operation is not material to our consolidated results, it has only a minimal impact on our overall results of operations. See "Market Risk Disclosures" below.

WAR ON TERRORISM AND ITS IMPACT ON CUNO

      Other than the general economic downturn, the terrorist attacks on September 11, 2001 did not materially impact our business. Our exposure in the Middle East is very limited - fiscal 2002 sales were less than 2 percent of total worldwide sales and we have no fixed assets in the region.

      Partly as a result of the terrorist attacks, the cost of insurance has risen substantially and the availability of insurance has become more restrictive. We maintain insurance coverage with such deductibles and self-insurance as considered adequate for our needs. Such coverage reflects market conditions (including cost and availability) existing at the time it is written and the relationship of insurance coverage to self-insurance varies accordingly. We consider the impact of these changes as we continually assess the best way to provide for our insurance needs now and in the future.

CRITICAL ACCOUNTING POLICIES

      Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 of the Notes to Consolidated Financial Statements describes the significant accounting policies used in preparation of the consolidated financial statements. Management believes the most complex and sensitive judgments, because of their significance to the consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain.

      Estimates are used when accounting for depreciation, amortization, employee benefits, contingencies and asset valuation allowances (including those for bad debts and for deferred income tax assets). For example, in determining annual pension costs, we must estimate future rates of return on plan assets and future compensation rates. We are also subject to various risks and uncertainties that may cause actual results to differ from estimated results, such as changes in the markets we serve, economic conditions, competition, foreign exchange rates, litigation and legislation. Actual results in these areas could differ from management's estimates.

MARKET RISK DISCLOSURES

      The overall objective of our financial risk management program is to seek a reduction in the potential negative earnings effects from changes in foreign exchange and interest rates arising from business activities. We manage these financial exposures through operational means and by utilizing available financial instruments. Practices may change as economic conditions change.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      Below is a table detailing, by maturity date, our contractual obligations and commercial commitments as of October 31, 2002 (amounts in thousands):

OBLIGATIONS AND
COMMITMENTS                    2003     2004      2005        2006        2007      THEREAFTER
Bank loans                   $16,374   $   --    $   --         $--         $--      $  --
Long-term debt                   714      862       139         135         131        763
Operating leases               2,151    1,917     1,470       1,310       1,394         --
                             -------   ------    ------      ------      ------      -----
       Total                 $19,239   $2,779    $1,609      $1,445      $1,525      $ 763
                             =======   ======    ======      ======      ======      =====

COMPANY RISK FACTORS

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

      Approximately 45% of our net sales are derived from international operations. Consequently, our reported financial results may be adversely affected by significant fluctuations in the value of the U.S. dollar in comparison to local currencies in the countries in which we operate outside the U.S. We manufacture products in Japan, China, Brazil, France, Singapore and Australia. Our international operations may be affected by economic, political and governmental conditions in some of the countries where we have manufacturing facilities or where our products are sold. In addition, changes in economic or political conditions in any of the countries in which we operate could result in unfavorable taxation policies, exchange rates, new or additional currency or exchange controls, governmental regulations, credit risks, or other restrictions being imposed on the operations of the Company or expropriation.

PATENTS AND PROPRIETARY TECHNIQUES

      We have a broad patent portfolio as well as other proprietary information and manufacturing techniques and have applied, and will continue to apply, for patents to protect our technology. Our success depends in part upon our ability to protect our technology and proprietary products under U.S. and foreign patent and other intellectual property laws. Trade secrets and confidential know-how which are not patented are protected through confidentiality agreements, contractual provisions and internal Company administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for the Company in the event of any unauthorized use or disclosure. There can be no assurance that third parties will not assert infringement claims against the Company or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim. In addition, any such claim may require the Company to incur litigation expenses or subject the Company to liabilities.

TECHNOLOGICAL AND REGULATORY CHANGE

      The filtration and separations industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Changes in legislative, regulatory or industrial requirements or competitive technologies may render certain of our filtration and separations products and processes obsolete. Acceptance of new products may also be affected by the adoption of new government regulations requiring stricter standards. The Company's ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis are significant factors in our ability to grow and to remain competitive. Similar to all companies, we are also subject to the risks generally associated with new product introductions and applications, including possible lack of market acceptance, delays in product development and failure of products to operate properly.

COMPETITION

      The filtration and separations markets in which we compete are highly competitive. We compete with many domestic and international companies in the global markets. The principal methods of competition in the markets in which we compete are product specifications, product performance, quality, knowledge, reputation, technology, distribution capabilities, service and price.

KEY CUSTOMERS AND SUPPLIERS

      We have multi-year contracts in place with several of our major customers and suppliers. Such contracts help us effectively plan and manage our operations. We are sensitive to the changing needs of our customers and the ongoing performance of our suppliers. When appropriate, we will negotiate contracts to insure the continuation of beneficial, long-term relationships. However, there is no assurance that such contracts will not be terminated prematurely or will be renewed by such third parties.

INFLATION

      Inflation had a negligible effect on our operations during fiscal years 2002, 2001, and 2000. We estimate that inflationary effects, in the aggregate, were generally recovered or offset through increased pricing or cost reductions in both fiscal years.

FORWARD LOOKING INFORMATION

      Because we want to provide shareholders with more meaningful and useful information, this annual report contains statements relating to future events and the predicted performance of CUNO which may constitute forward-looking statements, as defined under the Private Securities Litigation Act. We have tried, wherever possible, to identify these "forward looking" statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to risks and uncertainties which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties include the following: economic and political conditions in the foreign countries in which we conduct a substantial part of our operations and other risks associated with international operations including taxation policies, exchange rate fluctuations and the risk of expropriation; our ability to protect our technology, proprietary products and manufacturing techniques; volumes of shipments of our products, changes in our product mix and product pricing; customer relationships; costs of raw materials; the rate of economic and industry growth in the United States and the other countries in which we conduct our business; changes in technology, changes in legislative, regulatory or industrial requirements and risks generally associated with new product introductions and applications; and domestic and international competition in our global markets. We assume no obligation to publicly release revisions to the forward-looking statements to reflect new events or circumstances.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors

CUNO Incorporated

            We have audited the accompanying consolidated balance sheets of CUNO Incorporated as of October 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUNO Incorporated at October 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2002 in conformity with accounting principles generally accepted in the United States.

            As discussed in Note 1 to the financial statements, effective November 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


/s/ ERNST & YOUNG LLP

Hartford, Connecticut
December 5, 2002

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share amounts)

YEAR ENDED OCTOBER 31,                              2002               2001              2000
================================================================================================
Net sales                                       $   258,201       $   244,449       $   243,074
Operating expenses:
     Cost of products sold                          142,450           136,069           138,589
     Selling, general and administrative             66,204            62,924            62,525
     Goodwill amortization                               --             1,316             1,140
     Research, development and engineering           14,662            13,729            12,893
------------------------------------------------------------------------------------------------
                                                    223,316           214,038           215,147
------------------------------------------------------------------------------------------------
Operating income                                     34,885            30,411            27,927
Nonoperating income:
     Interest expense                                  (417)             (545)             (695)
     Other income                                       302               931               363
------------------------------------------------------------------------------------------------
                                                       (115)              386              (332)
------------------------------------------------------------------------------------------------
Income before income taxes                           34,770            30,797            27,595
Income tax expense                                   11,814            10,784            10,148
------------------------------------------------------------------------------------------------
Net income                                      $    22,956       $    20,013       $    17,447
================================================================================================
Basic earnings per common share                 $      1.39       $      1.23       $      1.08
Diluted earnings per common share               $      1.36       $      1.20       $      1.05
Basic shares outstanding                         16,477,637        16,308,563        16,195,843
Diluted shares outstanding                       16,884,585        16,689,934        16,629,233
================================================================================================

See accompanying Notes.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

OCTOBER 31,                                                                                  2002            2001
====================================================================================================================
ASSETS
Current assets
     Cash and cash equivalents                                                            $  40,872       $  25,628
     Accounts receivable (less allowances for doubtful accounts
          of $1,406 and $1,336, respectively)                                                50,862          48,546
     Inventories                                                                             26,173          24,590
     Deferred income taxes                                                                    7,998           6,284
     Prepaid expenses and other current assets                                                4,233           4,329
--------------------------------------------------------------------------------------------------------------------
          Total current assets                                                              130,138         109,377
Noncurrent assets
     Deferred income taxes                                                                    1,482           1,405
     Intangible assets, net                                                                  28,758          27,725
     Other noncurrent assets                                                                  1,742           1,941
     Property, plant and equipment, net                                                      74,759          65,595
--------------------------------------------------------------------------------------------------------------------
          Total assets                                                                    $ 236,879       $ 206,043
====================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Bank loans                                                                           $  16,374       $  13,266
     Accounts payable                                                                        16,256          16,606
     Accrued payroll and related taxes                                                       13,633          12,294
     Other accrued expenses                                                                  10,093           7,265
     Accrued income taxes                                                                       497           3,468
     Current portion of long-term debt                                                          714             728
--------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                          57,567          53,627
Noncurrent liabilities
     Long-term debt, less current portion                                                     2,030           2,893
     Deferred income taxes                                                                    5,924           3,423
     Retirement benefits                                                                      8,945           5,929
--------------------------------------------------------------------------------------------------------------------
          Total noncurrent liabilities                                                       16,899          12,245
STOCKHOLDERS' EQUITY
     Preferred Stock, $.001 par value: 2,000,000 shares authorized; no shares issued             --              --
     Common Stock, $.001 par value: 50,000,000 shares authorized;
          16,566,625 and 16,392,244 shares issued and outstanding                                17              16
     Treasury Stock, at cost (2,747 shares)                                                     (57)            (57)
     Additional paid-in-capital                                                              46,375          42,602
     Unearned compensation                                                                     (551)           (957)
     Accumulated other comprehensive (loss) income:
          Foreign currency translation adjustments                                           (5,533)         (5,224)
          Fair value of derivative financial instruments                                         (8)             94
          Minimum pension liability                                                          (5,153)           (670)
--------------------------------------------------------------------------------------------------------------------
                                                                                            (10,694)         (5,800)
Retained earnings                                                                           127,323         104,367
--------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                                        162,413         140,171
--------------------------------------------------------------------------------------------------------------------
          Total liabilities and stockholders' equity                                      $ 236,879       $ 206,043
--------------------------------------------------------------------------------------------------------------------
====================================================================================================================

See accompanying Notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

                                                                                              ACCUMULATED
                                                                      ADDITIONAL   UNEARNED    OTHER COM-               TOTAL STOCK-
                                                 COMMON    TREASURY    PAID-IN      COMPEN-    PREHENSIVE    RETAINED     HOLDERS'
                                                  STOCK     STOCK      CAPITAL      SATION    INCOME(LOSS)   EARNINGS     EQUITY
                                                 -----------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1999                       $16     $      -     $ 39,779    $(2,568)     $    440     $ 66,907    $104,574
Net income                                                                                                     17,447      17,447
Other comprehensive income-
     Foreign currency translation adjustments                                                     (3,986)                  (3,986)
                                                                                                                         --------
Comprehensive income                                                                                                       13,461
Amortization of unearned compensation                                                  610                                    610
Shares awarded under employee stock plans                                   816        (96)                                   720
Shares issued to employee benefit plans                                     650                                               650
Stock options exercised                                                     254                                               254
Retirement of Common Stock                                               (1,154)                                           (1,154)
Unearned compensation adjustments                                          (934)       934                                      -
Tax benefit on stock-based compensation                                     403                                               403
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 2000                        16            -       39,814     (1,120)       (3,546)      84,354     119,518
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                     20,013      20,013
Other comprehensive income-
     Foreign currency translation adjustments                                                     (1,678)                  (1,678)
     Change in fair value of derivative
       financial instruments, net of deferred
       income taxes of $50                                                                            94                       94
     Minimum pension liability adjustment,
       net of income taxes of $418                                                                  (670)                    (670)
                                                                                                                         --------
Comprehensive income                                                                                                       17,759
Amortization of unearned compensation                                                  727                                    727
Shares awarded under employee stock plans                                 1,532       (564)                                   968
Shares issued to employee benefit plans                                     632                                               632
Stock options exercised                                                     496                                               496
Purchase of Treasury Stock                                     (57)                                                           (57)
Tax benefit on stock-based compensation                                     128                                               128
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 2001                        16          (57)      42,602       (957)       (5,800)     104,367     140,171
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                     22,956      22,956
Other comprehensive income-
     Foreign currency translation adjustments                                                       (309)                    (309)
       Change in fair value of derivative
       financial instruments, net of deferred
       income taxes of $36                                                                            49                       49
     Gains related to derivative financial
       instruments reclassified into earnings
       from other comprehensive income, net
       of $109 tax benefit                                                                          (151)                    (151)
     Minimum pension liability adjustment,
       net of income taxes of $2,761                                                              (4,483)                  (4,483)
                                                                                                                         --------
Comprehensive income                                                                                                       18,062
Amortization of unearned compensation                                                  648                                    648
Shares awarded under employee stock plans,
     net                                                                    519       (242)                                   277
Shares issued to employee benefit plans                                     717                                               717
Stock options exercised                             1                     1,664                                             1,665
Tax benefit on stock-based compensation                                     873                                               873
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 2002                       $17         $(57)     $46,375    $  (551)     $(10,694)    $127,323    $162,413
====================================================================================================================================

See accompanying Notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

YEAR ENDED OCTOBER 31,                                                                   2002          2001         2000
===========================================================================================================================
OPERATING ACTIVITIES
Net income                                                                            $ 22,956      $ 20,013      $ 17,447
Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                                    8,266         9,052         8,866
        Noncash compensation recognized under employee stock plans                         840           921           890
        Gain on sales of property, plant and equipment                                      (1)          (59)          (17)
        Pension costs (less than) in excess of funding                                  (4,435)         (347)          304
        Deferred income taxes                                                            3,805          (792)        2,658
        Changes in operating assets and liabilities, net of acquisitions:
                Accounts receivable                                                     (2,031)        2,890        (4,160)
                Inventories                                                             (2,250)       (1,654)        3,511
                Accounts payable and accrued expenses                                      546            90         3,698
                Accrued income taxes                                                     3,670          (474)          887
                Prepaid expenses and other                                              (2,246)       (1,696)          439
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               29,120        27,944        34,523
INVESTING ACTIVITIES
        Proceeds from sales of property, plant and equipment                               129           104            72
        Proceeds from surrender of life insurance policies                                  --            --           569
        Acquisition of companies, net of cash acquired                                    (700)       (4,489)       (2,885)
        Capital expenditures                                                           (17,600)      (11,028)      (12,143)
---------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                 (18,171)      (15,413)      (14,387)

FINANCING ACTIVITIES
        Proceeds from long-term debt                                                        --            --         5,200
        Principal payments on long-term debt                                              (929)         (969)      (12,159)
        Net borrowings (repayments) under short-term bank loans                          3,271           363        (4,144)
        Retirement of Common Stock                                                          --            --        (1,154)
        Acquisition of Treasury Stock                                                       --           (57)           --
        Proceeds from stock options exercised                                            1,664           496           254
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                                     4,006          (167)      (12,003)
Effect of exchange rate changes on cash and cash equivalents                               289          (550)         (505)
---------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                 15,244        11,814         7,628
Cash and cash equivalents at beginning of year                                          25,628        13,814         6,186
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                              $ 40,872      $ 25,628      $ 13,814
===========================================================================================================================
SUPPLEMENTAL DISCLOSURES
Cash paid for:
        Interest                                                                      $    403      $    572      $    760
        Income taxes                                                                    10,371        12,261        6,286
===========================================================================================================================

See accompanying Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CUNO INCORPORATED

NOTE I - ORGANIZATION AND ACCOUNTING POLICIES

ORGANIZATION:

            CUNO Incorporated (the "Company," "CUNO," or "we") designs, manufactures and markets a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. Our products, which include proprietary depth filters and semi-permeable membrane filters, are sold in the potable water, healthcare, and fluid processing markets throughout the world. In the normal course of business, we grant credit to customers for which we do not require collateral. Credit losses are provided for and have been within management's expectations.

CONSOLIDATION:

            The accounts of CUNO and all of its subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation.

CASH EQUIVALENTS:

            We consider all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents consist of time deposits in financial institutions.

INVENTORIES:

            Inventories are stated at the lower of cost or market. Inventories in the United States are primarily valued by the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO). Approximately 52 and 48 percent of worldwide inventories in 2002 and 2001, respectively, are accounted for using the LIFO method. Inventories as of October 31 consisted of the following (in thousands):

===============================================
                         2002           2001
                         ----           ----
Raw materials          $11,701        $10,692

Work in process          3,112          2,868

Finished goods          11,360         11,030
-----------------------------------------------
                       $26,173        $24,590
                       ======================
===============================================

            If all inventories were valued by the FIFO method, which approximates replacement cost, inventories would have been $2,699,000 higher in 2002 and $2,900,000 higher in 2001.

INTANGIBLES:

            Intangible assets as of October 31 consisted of the following (in thousands):

================================================================================
                                                           2002          2001
                                                           ----          ----
Goodwill                                                $27,074        $26,336
Pension intangible asset                                    694            720
Other intangibles, less accumulated amortization
(2002 - $24,937; 2001 - $24,850)                            990            669
--------------------------------------------------------------------------------
                                                        $28,758        $27,725
                                                        ======================
================================================================================

            Goodwill, which is the excess of cost over the fair value of net assets acquired, has historically been amortized on a straight-line basis over periods ranging from 10 to 40 years. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under the new statement, goodwill (and other intangible assets deemed to have indefinite lives) is no longer amortized but is subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives.

            We began applying the new rules on accounting for existing goodwill and other intangible assets on November 1, 2001. Reported results compared to adjusted results as if the new statement was adopted effective November 1, 2000 follow (in thousands, except share amounts):

================================================================================
                                 REPORTED     ADJUSTED    REPORTED    ADJUSTED
                                   2001         2001        2000        2000
                                 -----------------------------------------------
Income before income taxes        $30,797     $32,113      $27,595    $28,735
Net Income                         20,013      21,273       17,447     18,531

Basic earnings per share          $  1.23     $  1.30      $  1.08    $  1.14
Diluted earnings per share        $  1.20     $  1.27      $  1.05    $  1.11
================================================================================

      A reconciliation of reported net income to adjusted net income (amounts in thousands) follows:

=========================================================================
                                                 2001             2000
                                                 ----             ----
Reported net income                           $ 20,013         $ 17,447
     Goodwill amortization                       1,316            1,140
     Tax effect of deductible goodwill             (56)             (56)
                                              ---------------------------
Adjusted net income                           $ 21,273         $ 18,531
                                              ===========================
=========================================================================

            A summary of changes of the carrying amount of goodwill (amounts in thousands) follows:

======================================================

Balance at October 31, 2001                   $26,336
Business acquisitions                             224
Foreign currency exchange rate changes            514
                                              --------
Balance at October 31, 2002                   $27,074
                                              ========
======================================================

            Other intangibles, including patents, know-how and trademarks, are stated at their appraised value on the acquisition date less accumulated amortization, which is provided using the straight-line method over their estimated useful lives ranging from 10 to 25 years. Amortization of other intangibles is not material.

PROPERTIES AND DEPRECIATION:

            Property, plant and equipment are recorded at cost. Buildings and equipment are depreciated principally by the straight-line method over their useful lives, ranging from 10 to 40 years for buildings and 3 to 20 years for machinery and equipment. All repair and maintenance costs are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS:

            We review the carrying values of intangibles and long-lived assets on an annual basis. In addition, in the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired during any other time, an evaluation is performed. Our evaluations compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. There were no impairment losses for any period presented.

INCOME TAXES:

            We use the liability method in measuring the provision for income taxes and recognizing deferred income tax assets and liabilities in the balance sheet. Deferred income tax assets and liabilities principally arise from differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred income tax balances are determined using provisions of currently enacted tax laws; the effects of possible future changes in tax laws or rates are not anticipated.

            Provisions are made for income taxes on undistributed earnings of foreign subsidiaries which are expected to be remitted to the U.S. in the near term. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of any unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

TRANSLATION OF FOREIGN CURRENCIES:

            For most international operations, local currencies are considered their functional currencies. Revenue and expense accounts are translated at the average exchange rate for the year while all assets and liability accounts are translated at the end of year exchange rate. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

REVENUE RECOGNITION:

            Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is considered to have occurred upon shipment of the finished product. Shipping and handling costs associated with sales are charged to cost of sales.

RESEARCH AND DEVELOPMENT:

            Costs associated with the development of new products and improvements to existing products are charged to operations as incurred. Research and development costs were $7,409,000, $7,343,000, and $6,508,000 in 2002, 2001 and 2000, respectively.

ADVERTISING:

            Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses were $3,104,000, $2,774,000, and $3,203,000 in 2002, 2001, and 2000, respectively.

EMPLOYEE STOCK OPTIONS:

            We account for employee stock options under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accounting for the issuance of stock options under the provisions of APB Opinion No. 25 typically does not result in compensation expense for the Company since the exercise price of options is normally established at the market price of the Company's Common Stock on the date granted.

OTHER INCOME:

            Other income as reported in the accompanying Consolidated Statements of Income for the years ended October 31 consisted of the following (amounts in thousands):

================================================================================
                                                       2002      2001      2000
                                                       ----      ----      ----
Interest income                                       $ 603     $ 944     $ 364
Exchange (losses) gains                                (123)       46         5
Gains on sales of property, plant and equipment           1        59        17
Other expenses                                         (179)     (118)      (23)
--------------------------------------------------------------------------------
Total                                                 $ 302     $ 931     $ 363
                                                      ==========================
================================================================================

EARNINGS PER SHARE:

            The following table sets forth the computation of basic and diluted earnings per share for the years ended October 31:

=================================================================================================
                                                        2002             2001           2000
                                                        ----             ----           ----
NUMERATOR:
     Net income                                    $ 22,956,000     $ 20,013,000    $ 17,447,000
                                                   ==============================================
DENOMINATORS:
     Weighted average shares outstanding             16,511,616       16,367,826      16,326,697
     Issued but unearned performance shares                  --             (762)        (67,636)
     Issued but unearned restricted shares              (33,979)         (58,501)        (63,218)
-------------------------------------------------------------------------------------------------
Denominator for basic earnings per share             16,477,637       16,308,563      16,195,843
                                                   ==============================================
     Weighted average shares outstanding             16,511,616       16,367,826      16,326,697
     Effect of dilutive employee stock options          372,969          322,108         302,536
-------------------------------------------------------------------------------------------------
Denominator for diluted earnings per share           16,884,585       16,689,934      16,629,233
                                                   ==============================================
Basic earnings per share                           $       1.39     $       1.23    $       1.08
Diluted earnings per share                         $       1.36     $       1.20    $       1.05
=================================================================================================

FOREIGN CURRENCY RISK AND DERIVATIVES:

            A significant portion of revenues, earnings and net investments in foreign affiliates are exposed to changes in foreign currency exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing expected local currency revenues in relation to local currency costs and local currency assets in relation to local currency liabilities. Foreign exchange risk is also managed through the use of derivative financial instruments and foreign currency denominated debt. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange denominated transactions. We utilize forward foreign exchange contracts to hedge specific exposures relating primarily to export sales with pre-established U.S. dollar amounts at specified dates. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates.

            We recognize all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred income taxes. There were no ineffective hedges for any of the years presented. Changes in fair values of derivatives not qualifying as hedges are reported in income.

USE OF ESTIMATES:

            The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for depreciation, amortization, employee benefits, contingencies, and asset valuation allowances.

NEWLY ISSUED ACCOUNTING STANDARDS:

            In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to Be Disposed Of" and provides a single accounting model for long-lived assets to be disposed of. We will adopt the statement in fiscal year 2003, which begins November 1, 2002. We do not expect this standard to materially impact our business or our results of operations.

RECLASSIFICATIONS:

            Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment as of October 31 is comprised of the following (in thousands):

===============================================================
                                        2002           2001
                                        ----           ----
Land and land improvements           $  6,056        $  6,064
Buildings                              35,028          30,326
Machinery and equipment                92,744          82,907
Construction in progress               16,682          15,086
---------------------------------------------------------------
                                      150,510         134,383
Less accumulated depreciation          75,751          68,788
                                     --------------------------
                                     $ 74,759        $ 65,595
                                     ==========================
===============================================================

            Depreciation expense was $7,945,000 in 2002, $7,898,000 in 2001, and
$7,649,000 in 2000.

NOTE 3 - DEBT

            Debt amounted to $2,744,000 and $3,621,000 at October 31, 2002 and 2001, respectively, and primarily relates to debt instruments used to finance certain capital expenditures and acquisitions, including certain debt which has been discounted at 6.0 percent and is payable over five years. Principal payments due after October 31, 2002 are: 2003 - $714,000; 2004 - $862,000; 2005
- $139,000; 2006 - $135,000; 2007 - $131,000 and thereafter - $763,000.

            Outstanding bank loans at October 31, 2002 and 2001 had weighted average interest rates of 2.04 percent and 0.67 percent, respectively. The bank loans and unused short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit.

            We had available uncommitted, unused short-term lines of credit in various countries totaling $29,827,000 at October 31, 2002. Borrowings under the unused short-term lines of credit are subject to the bank's approval.

NOTE 4 - CAPITAL STOCK

            The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share.

COMMON STOCK

            Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preferences of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which we may issue in the future.

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

STOCKHOLDER RIGHTS PLAN

            We have a Stockholder Rights Plan, pursuant to which a preferred share purchase right (a "Right") is associated with, and trades with, each share of Common Stock outstanding. Each Right, when it becomes exercisable, entitles its holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock"), par value $.001 per share, of the Company at a price of $60 per one-hundredth share, subject to adjustment. The Rights are not exercisable until the earlier of (i) the acquisition of 15% or more of the Company's Common Stock by a person or group of affiliated persons (an "Acquiring Person"); or (ii) 10 days following the commencement or announcement of an intention to make a tender or exchange offer which would result in a person or group becoming an Acquiring Person. Each holder of a Right will have the right to receive, upon exercise, the number of shares of Common Stock or one-hundredths of a share of Series A Preferred Stock having a value (immediately prior to such triggering event) equal to two times the exercise price of such Right. In the event that the Company is acquired in a merger or acquisition, as defined, each holder of a Right shall have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 8, 2006.

NOTE 5 - OPERATING LEASES

            We have certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $2,220,000 in 2002, $2,430,000 in 2001, and $2,694,000 in 2000.

            Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at October 31, 2002 were as follows:
2003 - $2,151,000; 2004 - $1,917,000; 2005 - $1,470,000; 2006 -$1,310,000; and
2007 - $1,394,000.

NOTE 6 - BENEFIT PLANS

            We have noncontributory defined benefit plans for most of our U.S. employees. Pension benefits for the hourly employees covered by these plans are expressed as a flat benefit rate times years of continuous service. Benefits for salaried employees are based upon a percentage of the employee's average compensation during the preceding ten years, reduced by 50 percent of the Social Security Retirement Benefit. The Company funds amounts at least sufficient to exceed the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be deemed appropriate.

            We also have contributory defined benefit pension plans covering our employees in Japan. Benefits under these plans are based on years of service and compensation in the period immediately preceding retirement. Funding is predicated on minimum contributions as required by local laws and regulations plus additional amounts, if any, as may be deemed appropriate.

            The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31, 2002 and 2001 for our U.S. and Japanese defined benefit pension plans (in thousands):

=====================================================================
                                             2002             2001
                                             ----             ----
Projected benefit obligation              $(41,118)        $(38,806)
                                          ---------------------------
Market value of plan assets               $ 27,776         $ 27,009
                                          ---------------------------
Projected benefit obligation
     in excess of plan assets             $(13,342)        $(11,797)
Unrecognized net loss                       13,270            7,426
Unrecognized prior service cost                414              423
Unrecognized transition obligation             147              215
Additional minimum liability                (9,434)          (2,196)
---------------------------------------------------------------------
     Net pension liability                $ (8,945)        $ (5,929)
                                          ===========================
=====================================================================

            The increase in the underfunded status of the pension plans in 2002 results primarily from decreases in the discount rate and expected long-term rate of return on assets coupled with the effect on Plan assets of adverse capital market performance.

            Plan assets at October 31, 2002 are invested in publicly traded and restricted mutual funds, various corporate and government bonds, guaranteed income contracts and listed stocks, including common stock of the Company having a market value of $1,554,000 (50,000 shares) at that date.

            A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below (in thousands):

================================================================================
                                       2002             2001            2000
                                       ----             ----            ----
DEFINED BENEFIT PLANS:
Sevice cost                           $ 2,035         $ 1,794         $ 1,915
Interest cost                           2,124           1,947           1,908
Expected return on plan assets         (1,350)         (1,750)         (2,000)
Amortization of:
   Prior service costs                    158             199             241
   Net transition asset                    68              71              78
   Actuarial losses                    (1,450)           (917)           (379)
--------------------------------------------------------------------------------
   Net pension expense                $ 1,585         $ 1,344         $ 1,763
                                      ==========================================
================================================================================

            A summary of the changes in the projected benefit obligation is shown below (amounts in thousands):

=========================================================================
                                                 2002             2001
                                                 ----             ----
Benefit obligation - beginning of year        $ 38,806         $ 34,213
Service cost                                     2,035            1,794
Interest cost                                    2,124            1,947
Benefits and expenses paid                      (1,959)          (1,520)
Actuarial assumption changes                        78            4,645
Plan amendments                                     --             (950)
Foreign currency exchange rate changes              34           (1,323)
-------------------------------------------------------------------------
Benefit obligation - end of year              $ 41,118         $ 38,806
                                              ===========================
=========================================================================

            A summary of the changes in Plan assets is shown below (amounts in thousands):

=========================================================================
                                                 2002             2001
                                                 ----             ----
Plan assets - beginning of year               $ 27,009         $ 30,185
Actual return on assets                         (3,088)          (2,645)
Employer contributions                           5,839            1,770
Benefits and expenses paid                      (1,959)          (1,520)
Foreign currency exchange rate changes             (25)            (781)
-------------------------------------------------------------------------
Plan assets - end of year                     $ 27,776         $ 27,009
                                              ===========================
=========================================================================

            We made an incremental $4,000,000 contribution to our U.S. pension plans in the first quarter of 2002 to bolster the funding and earnings capabilities of the Plans. In addition, in November 2002 we made another incremental contribution of $6,000,000 to our pension Plans. Assumptions used in the accounting for the defined benefit plans as of October 31 were:

=========================================================================
                                                      2002         2001
                                                      ----         ----
DOMESTIC PLANS
Weighted-average discount rate                        7.00%        7.25%
Rates of increase in compensation levels              4.00%        4.50%
Expected long-term rate of return on assets           9.25%        9.75%

FOREIGN PLAN (JAPAN)
Weighted-average discount rate                        2.50%        2.50%
Rates of increase in compensation levels              2.25%        2.75%
Expected long-term rate of return on assets           4.75%        5.00%
=========================================================================

            Due to assumptions inherent in the actuarial computations, it is reasonably possible that future actual expenses will differ from current actuarial estimates.

            We sponsor a defined contribution plan that provides all U.S. employees of the Company an opportunity to accumulate funds for their retirement. We currently match 50% of employee contributions up to 6% of qualified wages. Company matching contributions charged to income amounted to $799,000, $678,000, and $638,000, in 2002, 2001 and 2000, respectively. Company matching contributions are made annually in shares of the Company's Common Stock subsequent to the Plan's calendar year end.

NOTE 7 - INCOME TAXES

            The components of income before income taxes and the provision for income taxes are summarized as follows (in thousands):

================================================================================
                                         2002           2001           2000
                                         ----           ----           ----
Income before income taxes
     Domestic                          $ 26,132       $ 22,109       $ 19,675
     Foreign                              8,638          8,688          7,920
--------------------------------------------------------------------------------
                                         34,770         30,797         27,595
Income taxes (benefit)
     Current
            Domestic - Federal            4,438          7,159          3,108
               - State and local            197            915            567
     Foreign                              4,254          3,767          3,815
     Operating loss carryforwards            --           (265)            --
--------------------------------------------------------------------------------
                                          8,889         11,576          7,490
     Deferred
          Domestic - Federal              3,338           (645)         2,518
               - State and local            344           (147)           449
     Foreign                               (757)            --           (309)
--------------------------------------------------------------------------------
                                          2,925           (792)         2,658
--------------------------------------------------------------------------------
                                         11,814         10,784         10,148
--------------------------------------------------------------------------------
Net Income
     Domestic                            17,815         14,827         13,033
     Foreign                              5,141          5,186          4,414
--------------------------------------------------------------------------------
                                       $ 22,956       $ 20,013       $ 17,447
                                       =========================================
================================================================================

            A reconciliation of the statutory U.S. federal rate to the effective income tax rate follows:

================================================================================
                                                       2002     2001      2000
                                                       ----     ----      ----
Statutory U.S. federal income tax rate                35.0%     35.0%     35.0%
State and local taxes on income, net of domestic
     federal income tax benefit                        1.6       1.6       2.4
Impact of foreign subsidiaries on effective rate      (0.5)      1.0       1.2
Benefit of operating loss carryforwards                 --      (0.9)       --
Tax credits                                           (0.8)     (2.3)     (2.7)
Prior year tax provision adjustments                  (1.5)     (0.2)      0.4
Goodwill amortization with no tax benefit               --       1.0       1.2
All other                                              0.2      (0.2)      (.7)
--------------------------------------------------------------------------------
     Effective income tax rate                        34.0%     35.0%     36.8%
                                                     ===========================
================================================================================

            Significant components of our deferred income tax liabilities and assets as of October 31 are as follows (in thousands):

================================================================================
                                                                  2002     2001
                                                                  ----     ----
Deferred income tax liabilities:
     Property, plant and equipment                              $ 6,067   $5,136
Deferred income tax assets:
     Pension liability                                            1,297    1,986
     Employee benefits                                            2,983    2,655
     Net operating loss carryforwards                             1,465      116
     Other accruals                                               2,886    1,845
     Inventories                                                  1,409    1,334
     Other                                                        1,048    1,582
--------------------------------------------------------------------------------
       Total deferred income tax assets                          11,088    9,518
       Less: valuation allowance for deferred income tax assets   1,465      116
--------------------------------------------------------------------------------
     Deferred income tax assets, after valuation allowance        9,623    9,402
--------------------------------------------------------------------------------
Net deferred income tax assets                                  $ 3,556   $4,266
                                                                ================
================================================================================

            The valuation allowance for deferred income tax assets as of October 31, 2000 was $350,000. The increase in the valuation allowance during fiscal 2002 relates to additional net operating loss carryforwards generated in China, Argentina, Germany, and the United Kingdom. Although realization of the net deferred income tax asset of $9,623,000 is not assured, management believes it is more likely than not that all of such net deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

            A summary of our net operating loss carryforwards, calculated using tax laws existing at October 31, 2002, follows:

      AMOUNT         COUNTRY               EXPIRATION
      ------         -------               ----------
     $184,000        Germany               Indefinite

      482,000        China                 2007

      622,000        Argentina             2004, 2007

      177,000        United Kingdom        Indefinite

NOTE 8 - ACQUISITIONS

      In fiscal 2002, we completed a product line acquisition in Australia and a distributor acquisition in Europe for total consideration of $700,000. The amount of goodwill and other intangibles recorded in connection with these acquisitions amounted to $250,000 and $244,000, respectively. In the second quarter of fiscal 2001, we completed two acquisitions - a product line in Australia and a distributor in Europe - for a total cost of $4,500,000. These acquisitions did not have a material effect on the Company's historical financial statements or its pro forma operating results. The amount of goodwill recorded in connection with these acquisitions amounted to $4,300,000. In the second quarter of fiscal 2000, we made a contingent consideration payment of $2,900,000 million related to the previous acquisition of Chemical Engineering Corporation (CEC). This payment was recorded as additional goodwill. There will be no future contingency payments related to the CEC acquisition. The acquisition of CEC included certain life insurance policies on key officers of CEC. In the second quarter of fiscal 2000, CUNO elected to surrender these policies for their cash surrender value upon settlement.

NOTE 9 - SEGMENT FINANCIAL DATA

      For management reporting and control, the Company is divided into five geographic operating segments as presented below. Each segment has general autonomy over its business and local operations.

      Operating segment data include the results of all subsidiaries, consistent with the management reporting of these operations. Financial information by geographic operating segment as of and for each of the years ended October 31 is summarized below (amounts in thousands):

                                         2002           2001           2000
                                         ----           ----           ----
NET SALES:
Europe                                $  50,845      $  42,337      $  36,724
Japan                                    30,950         34,807         40,593
Asia/Pacific                             28,861         25,427         25,322
Latin America                            11,629         12,406         13,788
                                      ---------      ---------      ---------
Subtotal - Foreign Sales                122,285        114,977        116,427
North America                           172,432        160,824        157,846
Elimination of intercompany sales       (36,516)       (31,352)       (31,199)
                                      ---------      ---------      ---------
  Consolidated                        $ 258,201      $ 244,449      $ 243,074
                                      =========      =========      =========

      Each geographic operating segment primarily sells its products to external customers within its country of domicile.

      One of our customers accounted for approximately 13.2 percent of fiscal 2002 sales and 11.5 percent of fiscal 2001 sales. We believe that no other customer accounts for more than ten percent of sales.

                                 2002          2001          2000
                                 ----          ----          ----
OPERATING INCOME:
North America                  $ 23,032      $ 19,032      $ 17,503
Europe                            3,523         2,465         1,330
Japan                             2,365         3,380         3,504
Asia/Pacific                      4,053         3,543         3,662
Latin America                     1,912         1,991         1,928
                               --------      --------      --------
Segment total                    34,885        30,411        27,927
                               --------      --------      --------
Interest expense                   (417)         (545)         (695)
Other income, net                   302           931           363
                               --------      --------      --------
  Income before income taxes   $ 34,770      $ 30,797      $ 27,595
                               ========      ========      ========

      Segment operating income consists of net sales less operating expenses. Interest expense and other income, net have not been allocated to segments.

                              2002           2001           2000
                              ----           ----           ----
ASSETS:
North America              $ 154,132      $ 143,902      $ 153,830
Europe                        35,226         30,236         18,972
Japan                         28,043         27,868         31,824
Asia/Pacific                  15,368         12,601         11,923
Latin America                  7,679          6,441          6,345
General Corporate             40,872         25,628         13,814
Eliminations and other       (44,441)       (40,633)       (47,809)
                           ---------      ---------      ---------
  Consolidated             $ 236,879      $ 206,043      $ 188,899
                           =========      =========      =========

      General corporate assets (principally cash and investments) are not allocated to segments.

      Eliminations and other is primarily comprised of intercompany receivables and investments in subsidiaries, both of which are eliminated in our consolidated financial statements.

                                     2002        2001        2000
                                     ----        ----        ----
CAPITAL EXPENDITURES:
North America                      $12,752     $ 7,842     $10,185
Europe                                 840         754         450
Japan                                  576         812         675
Asia/Pacific                           864         975         511
Latin America                        2,568         645         322
                                   -------     -------     -------
  Consolidated                     $17,600     $11,028     $12,143
                                   =======     =======     =======

                                     2002        2001        2000
                                     ----        ----        ----
DEPRECIATION AND AMORTIZATION:
North America                      $ 6,337     $ 6,878     $ 6,996
Europe                                 690         894         668
Japan                                  521         541         540
Asia/Pacific                           543         428         460
Latin America                          175         311         202
                                   -------     -------     -------
  Consolidated                     $ 8,266     $ 9,052     $ 8,866
                                   =======     =======     =======

      We sell our products in three principle markets. The Potable Water market includes applications designed for residential, commercial, and food service customers. The fluid processing market includes customers in industries as diverse as chemical, petrochemical, oil & gas, paints and resins, and electronics. The healthcare market customers include food & beverage providers which require absolute clarity and stability of their products and pharmaceutical and biotechnology companies which require cost-efficient filtration and high levels of purity for production of sterile, contaminate free drugs and diagnostic test kits.

      Our sales by market are summarized for each of the years ended October 31 (amounts in thousands):

                       2002         2001         2000
                       ----         ----         ----
NET SALES:
Potable Water        $119,456     $107,263     $101,483
Fluid Processing       68,714       71,898       78,781
Healthcare             70,031       65,288       62,810
                     --------     --------     --------
  Consolidated       $258,201     $244,449     $243,074
                     ========     ========     ========

NOTE 10 - STOCK OPTIONS AND AWARDS

      We have a stock option and award plan which allows for granting a number of stock incentive instruments, including nonqualified and incentive stock options, restricted stock, performance shares and stock appreciation rights which may be granted as part of a stock option or as a separate right to the holders of any rights previously granted. The plan permits the granting of such stock awards of up to 2,200,000 shares of Common Stock. Accordingly, such shares have been authorized and reserved.

      The options are exercisable at various dates and have varying expiration dates. Approximately 288,000 shares of Common Stock are reserved for issuance to key employees and nonemployee directors under the provisions of these option and award plans as of October 31, 2002.

      Awards of restricted shares totaled 7,250, 20,219, and 5,500 in 2002, 2001, and 2000, respectively. When rights or awards are granted, associated compensation expense is accrued from the date of the grant to the date such options or awards are exercisable. Shares earned under the plan are based on a formula which may be adjusted at the discretion of the Company's Compensation Committee.

      A summary of stock option activity follows:

                                       OPTIONS      EXERCISE PRICE
                                       -------      --------------
Outstanding at October 31, 1999        675,358       7.94 - 21.50
                                     ---------      -------------
Options granted                        211,250      19.75 - 30.06
Options exercised                      (16,350)     15.13 - 15.25
Options forfeited                      (20,500)     14.13 - 27.50
                                     ---------      -------------
Outstanding at October 31, 2000        849,758       7.94 - 30.06
                                     ---------      -------------
Options granted                        204,410      25.05 - 30.00
Options exercised                      (34,722)     14.13 - 21.50
Options forfeited                      (11,250)     14.13 - 27.88
                                     ---------      -------------
Outstanding at October 31, 2001      1,008,196       7.94 - 30.06
                                     ---------      -------------
Options granted                        221,253      29.15 - 37.19
Options exercised                     (162,725)     14.13 - 21.50
Options forfeited                      (13,750)     14.13 - 29.15
                                     ---------      -------------
Outstanding at October 31, 2002      1,052,974       7.94 - 37.19
                                     =========      =============

The weighted-average grant-date fair value of options granted was $14.60, $12.93, and $5.69 in 2002, 2001, and 2000, respectively. The following table summarizes information concerning currently outstanding options:

                   OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
----------------------------------------------------------       ------------------------------
                                WEIGHTED-
 RANGE OF                        AVERAGE       WEIGHTED-                            WEIGHTED-
 EXERCISE        NUMBER         REMAINING      AVERAGE              NUMBER          AVERAGE
  PRICES       OUTSTANDING        LIFE      EXERCISE PRICE       EXERCISABLE    EXERCISE PRICE
  ------       -----------        ----      --------------       -----------    --------------
$ 5 - $15        195,686           4.32     $       12.29           195,686     $       12.29

  15 - 20        415,625           5.70             17.72           330,375             17.20

  20 - 25          6,000           5.71             21.31             5,250             21.45

  25 - 30        392,413           8.53             28.43             9,500             28.49

  30 - 35         17,750           9.25             32.69               375             30.06

  35 - 40         25,500           9.46             36.21                --                --
               ---------                                            -------
               1,052,974                                            541,186

      Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which requires that the information be determined as if we had accounted for our employee stock options under the fair-value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rates ranging from 3.8% to 6.5%, no dividend yield, expected volatility of the market price of Company Common Stock ranging from 14% to 69%, and an expected option life of five years.

      The risk-free interest rate is based on short-term treasury bill rates. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

         Our pro forma information compared to as reported information follows (dollars in thousands):

                                                   2002          2001         2000
                                                   ----          ----         ----
Net Income:                    As reported       $22,956       $20,013      $17,447
                               Pro forma          21,294        18,822       16,602


Basic earnings per share:      As reported       $  1.39       $  1.23      $  1.08
                               Pro forma         $  1.29       $  1.15      $  1.03


Diluted earnings per share:    As reported       $  1.36       $  1.20      $  1.05
                               Pro forma         $  1.26       $  1.13      $  1.00

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

      We used the following methods and assumptions in estimating our fair value disclosures of financial instruments:

CASH AND CASH EQUIVALENTS:

      The carrying amounts reported for cash and cash equivalents approximate fair value.

LONG AND SHORT-TERM DEBT:

      The carrying amounts of our borrowings under our short-term credit agreements approximate their fair value. The fair values of the long-term debt are estimated using discounted cash flow analysis, based on our incremental borrowing rates for similar types of borrowing arrangements. The fair value of our long-term debt approximates its carrying value because of the variable interest rate of the majority of the debt.

      The carrying amounts and fair values of our financial instruments follows (dollars in thousands):

                                                          OCTOBER 31,
                                                          -----------
                                              2002                             2001
                                              ----                             ----
                               CARRYING VALUE      FAIR VALUE     CARRYING VALUE      FAIR VALUE
                               --------------      ----------     --------------      ----------
Cash and cash equivalents           $40,872          $40,872          $25,628           $25,628
Bank loans                           16,374           16,374           13,266            13,266
Long-term debt                        2,744            3,155            3,621             3,888

      The carrying amounts of accounts receivable and accounts payable and accrued expenses approximate fair value because of the short-term nature of those transactions.

FOREIGN CURRENCY EXCHANGE CONTRACTS:

      We utilize forward foreign exchange contracts to hedge specific or anticipated exposures relating to intercompany payments (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices) and other specific and identified exposures. The terms of the forward foreign exchange contracts are matched to the underlying transaction being hedged, and are typically under one year. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction.

      At October 31, 2002, we held forward foreign exchange contracts with notional amounts totaling $6,210,000 and forward foreign exchange contracts designated as cash flow hedges with notional amounts totaling $4,950,000. The fair market value (gain or loss) on these contracts was not significant as of October 31, 2002.

      At October 31, 2001, we held forward foreign exchange contracts with notional amounts totaling $6,081,000 and forward foreign exchange contracts designated as cash flow hedges with notional amounts totaling $4,050,000. The fair market value (gain or loss) on these contracts was not significant as of October 31, 2001.

NOTE 12 - CONTINGENCIES

      We are, from time to time, subject to various legal actions, governmental audits, and proceedings relating to various matters incidental to our business including product liability and environmental claims. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, after reviewing such matters and consulting with our counsel and considering any applicable insurance or indemnifications, any liability which may ultimately be incurred is not expected to materially affect our consolidated financial position, cash flows or results of operations.

NOTE 13 - INSURANCE

      We maintain insurance coverage with such deductibles and self insurance as we believe adequate for our needs. Such coverage reflects market conditions (including cost and availability) existing at the time it is written and the relationship of insurance coverage to self insurance varies accordingly. As a result of recent external events, the cost of insurance has risen substantially and the availability of insurance has become more restrictive. We consider the impact of these changes as we continually assess the best way to provide for our insurance needs in the future.

NOTE 14 - QUARTERLY DATA (UNAUDITED)

      A summary of our quarterly data follows (in thousands, except per-share amounts):

2002                             FIRST       SECOND        THIRD       FOURTH       TOTAL
----                             -----       ------        -----       ------       -----
Net sales                      $ 58,637     $ 63,116     $ 68,932     $ 67,516     $258,201
Gross profit                     26,170       28,191       31,012       30,378      115,751
Net income                        4,519        5,414        6,629        6,394       22,956

Basic earnings per share       $   0.28     $   0.33     $   0.40     $   0.39     $   1.39
Diluted earnings per share     $   0.27     $   0.32     $   0.39     $   0.38     $   1.36

2001
-----
Net sales                      $ 58,586     $ 60,186     $ 63,441     $ 62,236     $244,449
Gross profit                     25,062       26,667       28,287       28,364      108,380
Net income                        3,828        4,522        5,704        5,959       20,013

Basic earnings per share       $   0.24     $   0.28     $   0.35     $   0.37     $   1.23
Diluted earnings per share     $   0.23     $   0.27     $   0.34     $   0.36     $   1.20

      Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.