Form 10-K, Exhibit 13
period 2003-10-31
CUNO INC
filed 2003-12-18
CIK 1019779

                                                                      EXHIBIT 13

                                  MARKET DATA

THE COMPANY'S COMMON STOCK IS QUOTED ON THE NASDAQ MARKET UNDER THE SYMBOL CUNO. THE FOLLOWING TABLE SHOWS THE QUARTERLY HIGH AND LOW PRICES FOR THE LAST TWO FISCAL YEARS ENDED OCTOBER 31:

                         2003                             2002
               ----------------------           -----------------------
QUARTER          High           Low               High            Low
-------        --------       -------           -------         -------
First          $ 35.06        $ 29.90           $ 35.71         $ 25.85
Second           37.14          32.06             38.35           33.40
Third            38.85          33.65             37.55           29.84
Fourth           42.35          34.51             33.43           28.99

AS OF OCTOBER 31, 2003 CUNO HAD APPROXIMATELY 5,500 SHAREHOLDERS OF RECORD.

SUMMARY OF FINANCIAL DATA(1)
(In Thousands, Except Per Share Data and Ratios)

OCTOBER 31:                                        2003       2002         2001        2000        1999
                                                   ----       ----         ----        ----        ----
INCOME DATA

Net Sales                                        $288,231    $258,201    $244,449    $243,074    $220,584

Gross Profit                                      131,010     115,751     108,380     104,485      96,550

Operating Income                                   40,225      34,885      30,411      27,927      23,653

Income before Income Taxes                         40,147      34,770      30,797      27,595      22,774

Net Income                                         26,796      22,956      20,013      17,447      14,831

Basic Earnings per Share                             1.61        1.39        1.23        1.08        0.92

Diluted Earnings per Share                           1.58        1.36        1.20        1.05        0.91

OTHER FINANCIAL DATA

Total Assets                                      288,008     236,879     206,043     188,899     184,342

Working Capital                                    97,685      72,571      55,750      41,921      35,309

Net Plant Investment                               85,060      74,759      65,595      63,187      60,352

Capital Expenditures                               16,318      17,600      11,028      12,143      11,695

Long-Term Debt                                        401       2,030       2,893       3,422       8,761

Stockholders' Equity                              208,328     162,413     140,171     119,518     104,574

RATIOS

Gross Profit to Net Sales                            45.5%       44.8%       44.3%       43.0%       43.8%

Operating Income to Net Sales                        14.0%       13.5%       12.4%       11.5%       10.7%

Net Income to Net Sales                               9.3%        8.9%        8.2%        7.2%        6.7%

Effective Income Tax Rate                            33.3%       34.0%       35.0%       36.8%       34.9%

Net Income to Average Stockholders' Equity           14.5%       15.2%       15.4%       15.6%       15.2%

Ratio of Current Assets to Current Liabilities      2.5:1       2.3:1       2.0:1       1.7:1       1.6:1

----------------
(1) We adopted FASB 142 in 2002, see Note 4. Goodwill amortization was $1,316, $1,140, and $840 in 2001, 2000, and 1999, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 2003 - 2001

         Management's discussion and analysis of financial condition and results of operations ("MD&A") of CUNO Incorporated (the "Company", "CUNO", or "we") is provided as a supplement to the accompanying consolidated financial statements and footnotes to help provide an understanding of our financial position, changes in our financial position and results of our operations. Our MD&A is organized as follows:

         - COMPANY OVERVIEW. This section provides a general description of our business.

         - COMPANY RISK FACTORS. This section describes the material risks inherent in our business of which investors should be aware.

         - CAUTION CONCERNING FORWARD-LOOKING STATEMENTS. This section discusses how certain forward-looking statements made by us throughout the MD&A and elsewhere in this report are based on management's present expectations about future events and are inherently susceptible to uncertainty and changes in circumstances.

         - CRITICAL ACCOUNTING POLICIES. This section discusses those accounting policies that are both considered important to our financial statements and require significant judgment and estimates on the part of management in their application.

         - RESULTS OF OPERATIONS. This section provides an analysis of our results of operations for the years ended October 31, 2003, 2002, and 2001. In addition, a brief description is provided of transactions and events that impact the comparability of these results.

         - FINANCIAL POSITION AND LIQUIDITY. This section provides an analysis of our cash position and cash flows, as well as a discussion of our financing arrangements.

         -        QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK.
                  This section discusses information about the various market risks we are exposed to as of the end of the latest fiscal period presented.

         - OTHER INFORMATION. This section describes material developments in the business or markets in which we compete, as well as any other information important to our stakeholders.

COMPANY OVERVIEW

         CUNO is a world leader in the designing, manufacturing and marketing of a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. Our products, which include proprietary depth filters and semi-permeable membrane filters, are used in the potable water, fluid processing, and healthcare markets. These products, most of which are disposable, effectively remove contaminants that range in size from molecules to sand particles. Our sales are balanced between domestic (approximately 55 percent) and international markets (approximately 45 percent). Our objective is to provide high value-added products and premium customer service. Our proprietary manufacturing processes result in products with features that lower customers' operating expenses and improve the quality of customers' end products.

COMPANY RISK FACTORS

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

         Approximately 45 percent of our net sales are derived from international operations. Consequently, our reported financial results may be adversely affected by significant fluctuations in the value of the US dollar in comparison to local currencies in the countries in which we operate outside the US. We manufacture products in Japan, China, Brazil, France, Singapore and Australia. Our international operations may be affected by economic, political and governmental conditions in some of the countries where we have manufacturing facilities or where our products are sold. In addition, changes in economic or political conditions in any of the countries in which we operate could result in unfavorable taxation policies, exchange rates, new or additional currency or exchange controls, governmental regulations, credit risks, or other restrictions being imposed on the operations of the Company or expropriation of assets.

PATENTS AND PROPRIETARY TECHNIQUES

         We have a broad patent portfolio as well as other proprietary information and manufacturing techniques and have applied, and will continue to apply, for patents to protect our technology. The Company's success depends in part upon our ability to protect our technology and proprietary products under US and foreign patent and other intellectual property laws. Trade secrets and confidential know-how which are not patented are protected through confidentiality agreements, contractual provisions and internal Company administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for the Company in the event of any unauthorized use or disclosure. There can be no assurance that third parties will not assert infringement claims against the Company or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim. In addition, any such claim may require the Company to incur litigation expenses or subject the Company to liabilities.

TECHNOLOGICAL AND REGULATORY CHANGE

         The filtration and separations industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Changes in legislative, regulatory or industrial requirements or competitive technologies may render certain of our filtration and separations products and processes obsolete. Acceptance of new products may also be affected by the adoption of new government regulations requiring stricter standards. The Company's ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully and on a timely basis are significant factors in our ability to grow and to remain competitive. Similar to all companies, we are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly.

COMPETITION

         The filtration and separations markets in which we compete are highly competitive. We compete with many domestic and international companies in the global markets. The principal methods of competition in the markets in which we compete are product specifications, performance, quality, knowledge, reputation, technology, distribution capabilities, service and price.

KEY CUSTOMERS AND SUPPLIERS

         We have multi-year contracts and arrangements in place with several of our major customers and suppliers. These contracts and arrangements help us effectively plan and manage our operations. Since the markets for our products are dynamic, these contracts and arrangements are continually evolving as we are sensitive to the changing needs of our customers and the ongoing performance of our suppliers. There is no assurance, however, that these contracts and arrangements will be renewed, will not be terminated prematurely or revised to take into consideration the evolving nature of our relationships with our customers and suppliers.

INFLATION

         Inflation had a negligible effect on our operations during fiscal years 2003, 2002, and 2001. We estimate that inflationary effects, in the aggregate, were generally recovered or offset through increased pricing or cost reductions in all fiscal years.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

         Because we want to provide shareholders with more meaningful and useful information, this annual report contains statements relating to future events and the predicted performance of CUNO which may constitute forward-looking statements, as defined under the Private Securities Litigation Act. We have tried, wherever possible, to identify these "forward looking" statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to risks and uncertainties which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties include the following: economic and political conditions in the foreign countries in which we conduct a substantial part of our operations and other risks associated with international operations including taxation policies, credit risk, exchange rate fluctuations and the risk of expropriation; our ability to protect our technology, proprietary products and manufacturing techniques; volumes of shipments of our products, changes in our product mix and product pricing; continuing beneficial relationships with customers; costs of raw materials; the rate of economic and industry growth in the United States and the other countries in which we conduct our business; changes in technology, changes in legislative, regulatory or industrial requirements and risks generally associated with new product introductions and applications; and domestic and international competition in our global markets. We assume no obligation to publicly release revisions to the forward-looking statements to reflect new events or circumstances.

CRITICAL ACCOUNTING POLICIES

         The Securities Exchange Comission ("SEC") defines the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Based on this definition, our most critical accounting policies include: revenue recognition, accounting for depreciation and amortization, employee benefits, contingencies, allowance for doubtful accounts, income taxes, and stock-based compensation. The methods, estimates and judgments we use in applying these most critical accounting policies have a significant impact on the results we report in our financial statements. There were no changes in accounting policies or significant changes in accounting estimates during the current period. All of our critical accounting policies have been discussed with the Audit Committee of the Board of Directors.

         Revenue Recognition - We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 requires that four basic criteria be met before revenue can be recognized: 1) there is evidence that an arrangement exists; 2) delivery has occurred; 3) the fee is fixed or determinable; and 4) collectibility is reasonably assured. We recognize revenue upon determination that all criteria for revenue recognition have been met, which, based on our shipping terms, is considered to have occurred upon shipment of the finished product.

         Depreciation and amortization - We depreciate our property, plant and equipment using the straight-line method over the estimated useful life of the asset. These periods range as follows:

Land improvements                                       10 - 20 years
Buildings and additions                                 30 - 40 years
Machinery and equipment                                 5 - 20 years
Computers and related equipment                         3 - 5 years

         We amortize our patents and other amortizable intangible assets over their estimated useful lives. The straight line method of amortization is used unless another method is more appropriate and reliable in reflecting the pattern in which the asset provides economic benefits. These periods generally range from 10 - 20 years.

         We review the carrying values of intangible assets and long-lived assets for impairment on an annual basis. In addition, in the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired at any time other than during the annual impairment review, a specific evaluation of the assets or groups of assets is performed to determine whether any impairment exists. Our evaluations compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount.

         Employee benefits - We account for our pension plans in accordance with SFAS No. 87, "Employer's Accounting for Pensions". In applying this accounting practice, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets.

The primary assumptions are as follows:

         - Weighted average discount rate - this rate is used to estimate the current value of future benefits. This rate is adjusted based on movements in long-term interest rates.

         - Expected long-term rate of return on assets - this rate is used to estimate future growth in investments and investment earnings. The expected return is based upon a combination of historical market performance and anticipated future returns for a portfolio reflecting the mix of equity, debt and other investments indicative of our plan assets.

         - Rates of increase in compensation levels - this rate is used to estimate projected annual pay increases, which are used to determine the wage base used to project employees' pension benefits at retirement.

         We determine these assumptions based on consultations with our outside actuaries and investment advisors. Any variance in the above assumptions could have a significant impact on future recognized pension costs, assets and liabilities.

         Contingencies, claims, assessments - From time to time, we are involved with contingencies, claims, and assessments. We use both in-house and outside legal counsel to assess the probability of loss. The Company establishes an accrual for specific contingencies, claims and assessments when both of the following conditions are present: a loss is deemed probable and the amount of the anticipated loss can be reasonably estimated. There can-be no assurance that the ultimate resolution of these contingencies, claims, and assessments will not differ materially from our estimates.

         Allowance for Doubtful Accounts - The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of specific customers. In an effort to identify adverse trends, we perform periodic credit evaluations of our customers and ongoing account balance reviews and agings of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. Actual write-offs and adjustments could differ from the allowance estimates due to unanticipated changes in the business environment as well as factors and risks surrounding specific customers.

         Income Taxes - We estimate and use our expected annual effective income tax rate to accrue income taxes on an interim basis. We update these estimates quarterly. We record valuation allowances to reduce our deferred income tax assets to an amount that we believe is more likely than not to be realized. We consider estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we were to determine that we will not realize all or part of our deferred income tax assets in the future, we would make an adjustment to the carrying value of the deferred income tax asset, which would be reflected as an income tax expense. Conversely, if we were to determine that we will realize a deferred income tax asset, which currently has a valuation allowance, we would reverse the valuation allowance which would be reflected as an income tax benefit in our financial statements.

         Stock Based Compensation - We currently account for our stock option awards under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No stock-based employee compensation cost pertaining to employee stock options is reflected in net income, as all options granted under our plans had exercise prices equal to the market value of the underlying common stock on the date of grant. Restricted share grants awarded to employees are included in earnings as an expense over the vesting period of the award.

RESULTS OF OPERATIONS

YEAR ENDED OCTOBER 31, 2003 COMPARED TO YEAR ENDED OCTOBER 31, 2002

BUSINESS ENVIRONMENT

         Our operations are affected by global economic and political factors. However, our geographic and market diversity helps limit the impact of any one market or the economy of any single country on our consolidated results.

NET SALES

         Net sales of $288.2 million in fiscal 2003 represented an 11.6 percent increase over 2002 net sales of $258.2 million. This increase can generally be attributed to an increase in the unit volume of worldwide sales. Had currency values been unchanged from fiscal 2002, net sales in 2003 would have been $276.4 million ($11.8 million lower), or 7.1 percent greater overall.

         The following table displays our sales by geographic segment (dollar amounts in thousands):

                            YEAR ENDED                                  CURRENCY
                     OCTOBER 31,      OCTOBER 31,        PERCENT        ADJUSTED
                        2003            2002             CHANGE          CHANGE
                     -----------      -----------        -------        --------
North America         $156,294         $149,784            4.3%            4.3%
Europe                  52,291           40,369           29.5%            8.9%
Japan                   34,617           30,648           13.0%            6.1%
Asia/Pacific            34,005           26,179           29.9%           17.6%
Latin America           11,024           11,221           (1.8%)          15.2%
                      -------------------------
Total sales           $288,231         $258,201           11.6%            7.1%
                      =========================

         North American sales totaled $156.3 million in 2003, which represented a 4.3 percent increase over sales of $149.8 million in 2002. Moderately stronger Potable Water market sales were responsible for this growth in North America during this time period. Strong growth in sales to Original Equipment Manufacturer ("OEM") customers, direct marketing companies and appliance manufacturers were tempered by general weakness in the residential markets. Healthcare sales improved modestly year over year, while Fluid Processing sales were down slightly due to their more cyclical nature.

         Our international sales increased $23.5 million or 21.7 percent in 2003 (10.9 percent in local currency) compared to 2002. European sales increased 8.9 percent in local currency as compared to the same period in 2002. Healthcare sales were particularly strong during this period reflecting greater demand in the pharmaceutical industry, and sales in the Potable Water market were up significantly. Sales in Japan were up 6.1 percent in local currency despite an overall weak economy. Asia/Pacific sales were up 17.6 percent excluding changes in currency values. The increase in Asia/Pacific sales was due primarily to broad-based strength in sales among all markets throughout the region. Latin American sales increased 15.2 percent due to in large part to overall broad strength in all markets as well as new product sales within the Potable Water market in the latter half of 2003.

         The following table displays our sales by market (dollars in thousands):

                               YEAR ENDED                              CURRENCY
                      OCTOBER 31,       OCTOBER 31,      PERCENT       ADJUSTED
                         2003              2002           CHANGE        CHANGE
                      -----------       -----------      -------       --------
Potable Water          $132,938          $119,456         11.3%          9.4%
Fluid Processing         74,626            68,714          8.6%          2.1%
Healthcare               80,667            70,031         15.2%          8.0%
                       --------------------------
  Total Sales          $288,231          $258,201         11.6%          7.1%
                       ==========================

         The unsettled economies in the US and certain other countries (primarily Japan) throughout much of fiscal 2003 have impacted all of our markets to some extent. The strength in the Potable Water market was broad geographically, driven largely by strong overseas sales (up 23.6 percent in local currency). The Fluid Processing sales increase of 8.6 percent reflects incremental growth throughout the year, particularly in the international markets. Healthcare sales increased 15.2 percent (10.5 percent overseas on a local currency basis) and continue to benefit from an ongoing focus by management on competitively favorable product lines and market niches.

GROSS PROFIT

         Gross profit increased $15.3 million to $131.0 million in 2003 from $115.8 million in 2002. Gross profit as a percentage of net sales (gross margin) increased during that same period from 44.8 percent in 2002 to 45.5 percent in 2003. The primary factors which contributed to the increased gross margin in 2003 were the overall increase in volume sales and higher mix of sales in Healthcare (which generally carry higher margins). Although we are under pressure to maintain competitive prices with our customers, we pursue various supply-chain management initiatives designed to lower our production costs. In addition, we have ongoing programs to modernize our manufacturing facilities to gain more efficiencies.

OPERATING EXPENSES

         Selling, general and administrative expenses (SG&A) were up 14.5 percent in 2003 compared to fiscal 2002. SG&A expenses were 26.3 percent of sales in fiscal 2003 compared to 25.6 percent of sales in fiscal 2002. We continued to face rising insurance and other structural costs in fiscal 2003, and have taken active measures to curb these costs when prudent. Also, because of CUNO's international operations, the weaker US dollar served to increase the consolidated US dollar-reported SG&A expense in 2003.

         Research, development and engineering expenses ("RD&E"), which are incurred primarily in the US, increased 2.1% in 2003 compared to 2002. In 2003, we received approximately $0.5 million in RD&E cost reimbursements from various new customers. Adjusting for these one-time items, RD&E would have increased 5.6 percent - this reflects our continued focus on the development of new products and technologies. As a percentage of sales, RD&E expenses were 5.4 percent of sales (adjusted for reimbursements above) in fiscal 2003 compared to 5.7 percent of sales in fiscal 2002.

OPERATING INCOME

         As a result of the above, operating income increased $5.3 million, or
15.3 percent, to $40.2 million or 14.0 percent of sales in fiscal 2003 compared to $34.9 million or 13.5 percent of sales in fiscal 2002.

NON-OPERATING ACTIVITY

         Interest expense was relatively flat in fiscal 2003 compared to fiscal 2002. See "Financial Position and Liquidity" below for further discussion of the Company's cash and debt structure. Interest income was flat due to lower average interest rates in 2003, partially offset by higher average investment levels.

INCOME TAXES

         The Company's effective income tax rate for fiscal 2003 was 33.3 percent compared to 34.0 percent in 2002. Our tax rate is impacted by the change in the mix of income attributed to the various countries in which we do business, as well as ongoing , global tax planning initiatives.

YEAR ENDED OCTOBER 31, 2002 COMPARED TO YEAR ENDED OCTOBER 31, 2001
NET SALES

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

         The following table displays our sales by geographic operating segment (dollars in thousands):

                           Year Ended                      Currency
                   October 31,    October 31,    Percent   Adjusted
                      2002           2001        Change     Change
                      ----           ----        ------     ------
North America       $149,784       $139,745        7.2%       7.2%
Europe                40,369         35,323       14.3%      10.2%
Japan                 30,648         34,390      (10.9%)     (5.9%)
Asia/Pacific          26,179         23,074       13.5%      12.2%
Latin America         11,221         11,917       (5.8%)     12.2%
                    -----------------------
Total sales         $258,201       $244,449        5.6%       6.5%
                    =======================

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

         The following table displays our sales by market (dollars in thousands):

                           Year Ended                      Currency
                   October 31,    October 31,   Percent    Adjusted
                      2002           2001        Change     Change
                      ----           ----        ------     ------
Potable Water       $119,456       $107,263      11.4%      11.6%
Fluid Processing      68,714         71,898      (4.4%)     (3.1%)
Healthcare            70,031         65,288       7.3%       8.7%
                    -----------------------
  Total Sales       $258,201       $244,449       5.6%       6.5%
                    =======================

         The weak economies in the U.S. and certain international markets (primarily Japan) impacted all of our markets to some extent; however, Fluid Processing is our most cyclical market and was most impacted by the recent economic slowdown. The strength in the Potable Water market was broad geographically, driven largely by strong international sales (up 21.3 percent in local currency) and strong sales growth in North America (up 9.9 percent) associated with OEM customers, direct marketing companies, and appliance manufacturers. Healthcare sales increased both domestically and internationally and continue to benefit from our ongoing focus on competitively favorable product lines, market niches, and new products.

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

         Research, development and engineering (RD&E) expenses increased 6.8 percent to $14.7 million in fiscal year 2002, reflecting our continued emphasis on the development of new products and technologies. As a percentage of sales, research, development and engineering expenses were 5.7 percent of sales in fiscal year 2002 compared to 5.6 percent of sales in fiscal year 2001. Our plans are to continue to devote significant resources to research and development in order to develop new technologies, enhance existing products, and develop additional new products.

OPERATING INCOME

         As a result of the above, our operating income increased $4.5 million, or 14.7 percent, to $34.9 million or 13.5 percent of sales in fiscal year 2002 as compared to $30.4 million or 12.4 percent of sales in fiscal year 2001.

NON-OPERATING ACTIVITY

         Interest income decreased by $0.3 million to $0.6 million in fiscal year 2002 due primarily to lower average interest rates worldwide, partially offset by higher average net investment levels (see Liquidity and Capital Resources below). No other material nonoperating activity occurred in either of the two fiscal years.

INCOME TAXES

         Our effective income tax rate for fiscal year 2002 was 34.0 percent as compared to 35.0 percent in fiscal year 2001. The tax rate in 2002 was favorably impacted by permanent tax benefits associated with the adoption of FAS 142 (see
Note 1), certain tax planning initiatives, marginally lower worldwide tax rates, and a change in the mix of income attributed to the various countries in which we do business.

FINANCIAL POSITION AND LIQUIDITY

         We assess liquidity in terms of the Company's ability to generate cash to fund our continuing operating and investing activities. Of particular importance to the management of liquidity are cash flows generated by operating activities, capital expenditure levels, and adequate bank financing alternatives.

         We manage our worldwide cash requirements considering the cost effectiveness of the funds available from, and to, the many subsidiaries through which we conduct our business. We believe that our existing cash and cash equivalents position ($57.6 million at October 31, 2003) and available sources of liquidity (approximately $24.3 million of available, unused worldwide short-term lines of credit) are sufficient to meet current and anticipated requirements for the foreseeable future. We do not rely on commercial paper or off-balance sheet financing arrangements for our liquidity needs nor do we have any investments in special purpose entities ("SPE"), or variable interest entities ("VIE").

         We continue to invest in R&D to provide future sources of revenue through the development of new products, as well as through additional uses for existing products. Our efforts are spread across the various markets in which we compete, with particular emphasis on new products and technologies in Healthcare and the improvement in design and function of products within Potable Water. We consider R&D and the development of new products and technologies an integral part of our growth strategy and a core competence of the Company.

         Likewise, we continue to invest in capital expenditures in order to expand and modernize manufacturing facilities around the world. We currently have plans to expand certain international manufacturing lines in order to meet product demands around the world. In addition, new manufacturing lines and processes are being installed in the US to benefit the Potable Water Group, Fluid Processing, and Healthcare operations.

         Summary of Cash Flows (in thousands of dollars) follows:

                                                                               Year Ended
                                                                               October 31,
                                                                            2003          2002
                                                                            ----          ----
Cash provided by (used for):
  Operating activities                                                    $34,934       $29,120
  Investing activities                                                    (16,892)      (18,171)
  Financing activities                                                     (2,714)        4,006
  Effect of exchange rate changes on cash and cash equivalents              1,403           289

         Net cash provided by operating activities increased $5.8 million due primarily to:

                  -        Increased net income in 2003 of $3.8 million

                  - Increased pension funding of approximately $1.8 million

                  -        Timing in collections of accounts receivable

                  - Timing in payments of prepaid expenses and other current assets

         Net cash used for investing activities decreased by $1.3 million due primarily to:

                  -        Decrease in capital expenditures of $1.3 million

         Net cash used for financing activities increased by $6.7 million due primarily to:

                  - Increase in net borrowing under short-term bank loans of $6.7 million due primarily to the timing of cash payments

                  - Increase in proceeds from stock options of $1.2 million

                  - Increase in payments on long term debt of $1.1 million

         The effect of exchange rate changes on cash and cash equivalents increased $1.1 million due primarily to the overall weakness of the US Dollar in 2003, particularly against the Japanese Yen, Euro and Australian Dollar.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

FOREIGN CURRENCY RISK

         Approximately 45 percent of our operations consist of sales and manufacturing activities in foreign countries. We manufacture a significant portion of our products in the U.S. and sell some of these products to affiliated companies overseas. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute and sell our products. Our currency exposures vary, but are concentrated in the Euro, Japanese yen, Singapore dollar, Australian dollar, British pound, Brazilian real, Argentine peso, and the Chinese Renminbi.

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

         Below is a table detailing, by maturity date, the Company's debt portfolio and the estimated interest rates for the fiscal years ended October 31, (dollars in thousands):

                                                                                                    Fair
                               2004      2005     2006     2007     2008    Thereafter    Total     Value
                               ----      ----     ----     ----     ----    ----------    -----     -----
Bank loans                    $14,098       --      --       --       --        --       $14,098   $14,098
    Avg. Interest Rate           0.80%                                                      0.80%

Long-term Debt:
    Fixed Rate                $   849    $ 143   $ 151    $  76    $  10     $  21       $ 1,250   $ 1,220
    Avg. Interest Rate           5.04%    5.07%   5.10%    4.29%    0.13%     0.13%         4.88%

OTHER INFORMATION

ARGENTINE PESO DEVALUATION

         A significant devaluation in the Argentine peso took place in our first quarter of 2002. We have a branch located in Argentina that accounted for less than 1 percent of consolidated net sales in 2003. Because this branch's operation is not material to our consolidated results, it has only a minimal impact on our overall results of operations. See "Market Risk Disclosures" following.

INSURANCE AND PENSION COSTS

         Due to market forces, the cost of insurance has risen substantially and the availability of insurance has become more restrictive. We maintain insurance coverage with such deductibles and self-insurance as considered adequate and appropriate for our needs. Such coverage reflects market conditions (including cost and availability) existing at the time it is written and the relationship of insurance coverage to self-insurance varies accordingly. We consider the impact of these changes as we continually assess the best way to provide for our insurance needs now and in the future.

         Due to the recent decline in interest rates and lower expectations of the long-term rate of return on our pension assets, the annual cost of our pension plans is likely to increase in the near term. Our current estimate of total pension expense for fiscal 2004 amounts to approximately $3.0 million (vs. $1.7 million in 2003). This change is primarily due to the decrease in discount rates in the US and Japan and the decrease in the expected long-term rate of return on assets in the US. See Note 6 in "Notes to Consolidated Financial Statements" for actuarial assumptions and additional information.

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         Below is a table detailing, by maturity date, our contractual obligations and commercial commitments as of October 31, 2003 (amounts in thousands):

OBLIGATIONS AND
COMMITMENTS          2004      2005      2006      2007      2008     Thereafter
                     ----      ----      ----      ----      ----     ----------
Bank loans         $14,098   $    --   $    --   $    --    $    --    $    --
Long-term debt         849       143       151        76         10         21
Operating leases     2,895     2,487     2,241     2,011      1,613         --
                   -----------------------------------------------------------
           Total   $17,842   $ 2,630   $ 2,392   $ 2,087    $ 1,623    $    21
                   ===========================================================

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
CUNO Incorporated

         We have audited the accompanying consolidated balance sheets of CUNO Incorporated as of October 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUNO Incorporated at October 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 1 to the financial statements, effective November 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


Hartford, Connecticut                                 /s/ ERNST & YOUNG LLP
December 11, 2003

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per-share amounts)

                                                               Year Ended October 31,
                                                      2003              2002              2001
                                                  ------------------------------------------------
Net sales                                         $    288,231      $    258,201      $    244,449
Operating expenses:
   Cost of products sold                               157,221           142,450           136,069
   Selling, general and administrative                  75,808            66,204            62,924
   Research, development and engineering                14,977            14,662            13,729
   Goodwill amortization                                     -                 -             1,316
--------------------------------------------------------------------------------------------------
                                                       248,006           223,316           214,038
--------------------------------------------------------------------------------------------------
Operating income                                        40,225            34,885            30,411
Non-operating income (expense):
   Interest expense                                       (540)             (417)             (545)
   Other income                                            462               302               931
--------------------------------------------------------------------------------------------------
                                                           (78)             (115)              386
--------------------------------------------------------------------------------------------------
Income before income taxes                              40,147            34,770            30,797
Income tax expense                                      13,351            11,814            10,784
--------------------------------------------------------------------------------------------------
Net income                                        $     26,796      $     22,956      $     20,013
==================================================================================================
Basic earnings per common share                   $       1.61      $       1.39      $       1.23
Diluted earnings per common share                 $       1.58      $       1.36      $       1.20
Basic shares outstanding                            16,661,101        16,477,637        16,308,563
Diluted shares outstanding                          16,987,792        16,884,585        16,689,934
==================================================================================================

See accompanying Notes.

CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts)

                                                                             October 31,
                                                                         2003           2002
                                                                    ------------    ------------
ASSETS
Current assets
   Cash and cash equivalents                                        $     57,603    $     40,872
   Accounts receivable (less allowances for doubtful accounts
     of $1,705 and $1,406, respectively)                                  59,658          50,862
   Inventories                                                            31,058          26,173
   Deferred income taxes                                                   9,020           7,998
   Prepaid expenses and other current assets                               4,306           4,233
------------------------------------------------------------------------------------------------
       Total current assets                                              161,645         130,138
Noncurrent assets
   Deferred income taxes                                                   1,340           1,482
   Goodwill, net                                                          28,489          26,995
   Prepaid pension costs                                                   7,923               -
   Other noncurrent assets                                                 3,551           3,505
   Property, plant and equipment, net                                     85,060          74,759
------------------------------------------------------------------------------------------------
       Total assets                                                 $    288,008    $    236,879
------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Current portion of long-term debt                                $        849    $        714
   Short term bank loans                                                  14,098          16,374
   Accounts payable                                                       18,556          16,256
   Accrued payroll and related taxes                                      15,665          13,633
   Other accrued expenses                                                 12,234          10,093
   Accrued income taxes                                                    2,558             497
------------------------------------------------------------------------------------------------
        Total current liabilities                                         63,960          57,567
Noncurrent liabilities
   Long-term debt, less current portion                                      401           2,030
   Deferred income taxes                                                   9,862           5,924
   Accrued pension liability                                               5,457           8,945
------------------------------------------------------------------------------------------------
        Total noncurrent liabilities                                      15,720          16,899
Commitments and contingencies (Note 12)
STOCKHOLDERS' EQUITY
   Preferred Stock, $.001 par value: 2,000,000 shares authorized;
     no shares issued                                                          -               -
   Common Stock, $.001 par value: 50,000,000 shares authorized;
     16,863,482 and 16,566,625 shares issued and outstanding                  17              17
   Treasury Stock, at cost (2,747 shares)                                    (57)            (57)
   Additional paid-in-capital                                             53,787          46,375
   Unearned compensation                                                    (784)           (551)
   Accumulated other comprehensive income (loss):
     Foreign currency translation adjustments                              3,282          (5,533)
     Fair value of derivative financial instruments, net                      13              (8)
     Minimum pension liability, net                                       (2,049)         (5,153)
------------------------------------------------------------------------------------------------
        Total accumulated other comprehensive income (loss)                1,246         (10,694)
   Retained earnings                                                     154,119         127,323
------------------------------------------------------------------------------------------------
        Total stockholders' equity                                       208,328         162,413
------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                  $    288,008    $    236,879
================================================================================================

See accompanying Notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)

                                                                                              Accumulated
                                                                   Additional                  Other Com-              Total Stock-
                                                Common   Treasury   Paid-in      Unearned      prehensive    Retained     holders'
                                                Stock     Stock     Capital    Compensation   Income(Loss)   Earnings      Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2000                     $    16  $      -  $  39,814    $  (1,120)   $      (3,546) $ 54,354  $   119,518
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                    20,013       20,013
Other comprehensive income-
    Foreign currency translation adjustments                                                        (1,678)                (1,678)
    Change in fair value of derivative
     financial instruments, net of deferred
     income taxes of $50                                                                                94                     94
    Minimum pension liability adjustment,
     net of income taxes of $418                                                                      (670)                  (670)
                                                                                                                      -----------
Comprehensive income                                                                                                       17,759
Amortization of unearned compensation                                                 727                                     727
Shares awarded under employee stock plans                               1,532        (564)                                    968
Shares issued to employee benefit plans                                   632                                                 632
Stock options exercised                                                   496                                                 496
Purchase of Treasury Stock                                    (57)                                                            (57)
Tax benefit on stock-based compensation                                   128                                                 128
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2001                          16       (57)     42,602        (957)          (5,800)  104,367      140,171
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                    22,956       22,956
Other comprehensive income-
    Foreign currency translation adjustments                                                          (309)                  (309)
    Change in fair value of derivative
      financial instruments, net of deferred
      income taxes of $36                                                                               49                     49
    Loss related to derivative financial
      instruments reclassified into earnings
      from other comprehensive income, net
      of $109 tax benefit                                                                             (151)                  (151)
    Minimum pension liability adjustment,
      net of income taxes of $2,761
Comprehensive income                                                                                (4,483)                (4,483)
                                                                                                                      -----------
                                                                                                                           18,062
Amortization of unearned compensation                                                 648                                     648
Shares awarded under employee stock plans,
    net                                                                   519        (242)                                    277
Shares issued to employee benefit plans                                   717                                                 717
Stock options exercised                               1                 1,664                                               1,665
Tax benefit on stock-based compensation                                   873                                                 873
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2002                          17       (57)     46,375        (551)         (10,694)  127,323      162,413
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                    26,796       26,796
Other comprehensive income-                                                                                                     -
    Foreign currency translation adjustments                                                         8,815                  8,815
    Change in fair value of derivative
      financial instruments, net of deferred
      income taxes of $56                                                                               77                     77
    Loss related to derivative financial
      instruments reclassified into earnings
      from other comprehensive income, net
      of deferred taxes of $40                                                                         (56)                   (56)
    Minimum pension liability adjustment,
      net of income taxes of $1,834                                                                  3,104                  3,104
                                                                                                                      -----------
Comprehensive income                                                                                                       38,736
Amortization of unearned compensation                                                 361                                     361
Shares awarded under employee stock plans, net                          1,255        (594)                                    661
Shares issued to employee benefit plans                                 1,407                                               1,407
Stock options exercised                                                 2,821                                               2,821
Tax benefit on stock-based compensation                                  1929                                               1,929
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2003                     $    17  $    (57) $   53,787   $    (784)   $       1,246  $154,119  $   208,328
=================================================================================================================================

See accompanying Notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

                                                                                               Year Ended October 31,
                                                                                       2003           2002           2001
                                                                                    ----------     ----------     ----------
OPERATING ACTIVITIES
Net income                                                                          $   26,796     $   22,956     $   20,013
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                        9,769          8,266          9,052
    Noncash compensation recognized under employee stock plans                             554            840            921
    Gain on sales of property, plant and equipment                                         (13)            (1)           (59)
    Pension costs less than funding                                                     (6,252)        (4,435)          (347)
    Deferred income taxes                                                                1,599          3,805           (792)
    Changes in Operating assets and liabilities, net of acquisitions:
            Accounts receivable                                                         (4,615)        (2,031)         2,890
            Inventories                                                                 (1,845)        (2,250)        (1,654)
            Accounts payable and accrued expenses                                          287            546             90
            Accrued income taxes                                                         4,898          3,670           (474)
            Prepaid expenses and other                                                   3,756         (2,246)        (1,696)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               34,934         29,120         27,944

INVESTING ACTIVITIES
     Proceeds from sales of property, plant and equipment                                   41            129            104
     Acquisition of companies, net of cash acquired                                       (149)          (700)        (4,489)
     Capital expenditures                                                              (16,318)       (17,600)       (11,028)
     Other, net                                                                           (466)             -              -
----------------------------------------------------------------------------------------------------------------------------
     Net cash used for investing activities                                            (16,892)       (18,171)       (15,413)

FINANCING ACTIVITIES
     Principal payments on long-term debt                                               (2,069)          (929)          (969)
     Net borrowings (repayments) under short-term bank loans                            (3,466)         3,271            363
     Acquisition of Treasury Stock                                                           -              -            (57)
     Proceeds from stock options exercised                                               2,821          1,664            496
----------------------------------------------------------------------------------------------------------------------------
Net cash (used for) provided by financing activities                                    (2,714)         4,006           (167)
Effect of exchange rate changes on cash and cash equivalents                             1,403            289           (550)
----------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                 16,731         15,244         11,814
Cash and cash equivalents at beginning of year                                          40,872         25,628         13,814
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                            $   57,603     $   40,872     $   25,628
----------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES
Cash paid for:
     Interest                                                                       $      306     $      403     $      572
     Income taxes                                                                   $    8,016     $   10,371     $   12,261
============================================================================================================================

See accompanying Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CUNO INCORPORATED
(in thousands, except share and per-share amounts)

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

CONSOLIDATION:

         The accounts of CUNO and all of its subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation. We do not have any special purpose entities (SPE's), variable interest entities (VIE's) or joint venture arrangements.

CASH AND CASH EQUIVALENTS:

         We consider all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents consist of time deposits in financial institutions.

CONCENTRATIONS OF CREDIT RISK:

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. We invest our cash and cash equivalents in high-quality financial institutions and instruments. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers comprising our customer base and their distribution across many different industries and geographies. Foreign sales were approximately 45 percent of the Company's net sales in 2003, 47 percent in 2002 and 47 percent in 2001 and are concentrated primarily in Europe, Latin America, Japan, Australia, Asia, and China. For the year ended October 31, 2003, one customer accounted for
14.3 percent of total net sales and 15.4 percent of total net receivables.

         Our 2003 sales within Japan amounted to $34,617 and approximately 35 percent of those sales were derived from five distributors. We continually monitor the status of the receivable balances, including reviewing the financial condition of the ultimate end customer, as a means to help mitigate potential collection risk. As of October 31, 2003 we had no other significant concentrations of credit risk.

RECOGNITION OF REVENUE AND ACCOUNTS RECEIVABLE:

         We recognize revenue and accounts receivable in accordance with SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 requires that four basic criteria be met before revenue can be recognized: 1) there is evidence that an arrangement exists; 2) delivery has occurred; 3) the fee is fixed or determinable; and 4) collectibility is reasonably assured. We recognize revenue upon determination that all criteria for revenue recognition have been met, which, based on our shipping terms, is considered to have occurred upon shipment of the finished product.

         Shipping and handling costs associated with sales are charged to cost of sales. Credit is extended to customers based on an evaluation of each customer's financial condition; generally, collateral is not required. Revenues are presented in the consolidated financial statements net of sales allowances and discounts. Accounts receivable are presented in the consolidated financial statements net of the allowance for doubtful accounts.

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

         The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of specific customers. In an effort to identify adverse trends, we perform periodic credit evaluations of our customers and ongoing account balance reviews and agings of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. Actual write-offs and adjustments could differ from the allowance estimates due to unanticipated changes in the business environment as well as factors and risks surrounding specific customers.

INVENTORIES:

         Inventories are stated at the lower of cost or market. Inventories in the United States are primarily valued by the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO) and average cost methods. Approximately 43 and 52 percent of worldwide inventories in 2003 and 2002, respectively, are accounted for using the LIFO method. Inventories as of October 31 consisted of the following:

                          2003             2002
                          ----             ----
Raw materials           $ 13,112         $ 11,701
Work in process            3,992            3,112
Finished goods            13,954           11,360
-------------------------------------------------
                        $ 31,058         $ 26,173
=================================================

         If all inventories were valued by the FIFO method, inventories would have been $2,665 higher in 2003 and $2,699 higher in 2002.

GOODWILL AND OTHER INTANGIBLE ASSETS:

         Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies. Goodwill was historically amortized on a straight-line basis over periods not exceeding 25 years. Effective November 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (FAS 142) which require that goodwill and certain other intangible assets with indefinite lives recorded as a result of business combinations completed after June 30, 2001 not be amortized. Effective July 1, 2001, additional provisions of FAS 142, which require that goodwill recorded from business combinations completed on or before June 30, 2001 and certain other intangible assets deemed to have indefinite lives no longer be amortized, were adopted by the Company. Goodwill and other intangible assets with indefinite lives are subject to annual impairment tests. Additionally, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," which require purchase accounting for all business combinations completed after June 30, 2001. See Note 4 for additional information regarding goodwill and other intangible assets.

PROPERTY, PLANT, AND EQUIPMENT:

         Property, plant and equipment are recorded at cost. Buildings and equipment are depreciated using the straight-line method over their estimated useful lives, ranging from 10 to 40 years for buildings and 3 to 20 years for machinery and equipment. All repair and maintenance costs are expensed as incurred.

IMPAIRMENT OF AMORTIZABLE INTANGIBLE ASSETS AND LONG-LIVED ASSETS:

         We review the carrying values of amortizable intangible assets and long-lived assets on an annual basis. In addition, in the event that facts and circumstances indicate that the carrying value of such intangibles and long-lived assets or other assets may be impaired during any other time, an evaluation is performed. Our evaluations compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. In 2003, we recorded diminimus losses on capitalized patent costs for patents we decided to no longer maintain.

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

         Provisions are made for income taxes on undistributed earnings of foreign subsidiaries which are expected to be remitted to the U.S. in the near term. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. For those foreign locations where dividends are not planned or anticipated, determination of the amount of any unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

TRANSLATION OF FOREIGN CURRENCIES:

         For most international operations, local currencies are considered their functional currencies. Revenue and expense accounts are translated at the average exchange rate for the year while all assets and liability accounts are translated at the exchange rate at the balance sheet date. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

DERIVATIVE INSTRUMENTS:

         We account for derivative instruments under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (FAS 133) as amended. FAS 133 established accounting and reporting standards for derivative instruments and hedging activities and requires the Company to recognize these instruments as either assets or liabilities on the balance sheet and measure them at fair value.

RESEARCH AND DEVELOPMENT:

         Costs associated with the development of new products and improvements to existing products are charged to operations as incurred. Research and development costs were $7,254, $7,409, and $7,343 for the year ended October 31, 2003, 2002 and 2001, respectively. During the year ended October 31, 2003, we received approximately $500 in cost reimbursements from various customers, which were accounted for as a reduction of research and development expenses.

ADVERTISING:

         Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses were $3,528, $3,104, and $2,774, for the years ended October 31, 2003, 2002, and 2001, respectively.

EMPLOYEE STOCK OPTIONS:

         We currently account for our stock option awards under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No option-based employee compensation cost is reflected in net income, as all options granted under our plans had exercise prices equal to the market value of the underlying common stock on the date of grant. Restricted share grants awarded to employees are included in earnings as an expense over the vesting period of the award.

         The following table illustrates the effect on net income and earnings per share had compensation cost been recognized based on the fair value of the options at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation," using the Black-Scholes fair value method for option pricing.

                                                               For the Year Ended October 31,
                                                                 2003       2002       2001
                                                                 ----       ----       ----
Net income, as reported                                        $ 26,796   $ 22,956   $ 20,013

Add: Stock-based compensation expense included in
reported net income, net of income taxes                            360        546        599

Deduct: Total stock-based compensation expense
determined under fair value based method for all awards, net
of income taxes                                                   2,168      2,208      1,790
                                                               --------   --------   --------
Pro forma net income                                           $ 24,988   $ 21,294   $ 18,822
                                                               ==============================
Earnings per share:

   Basic - as reported                                         $   1.61   $   1.39   $   1.23

   Basic - pro forma                                           $   1.50   $   1.29   $   1.15

   Diluted - as reported                                       $   1.58   $   1.36   $   1.20

   Diluted - pro forma                                         $   1.47   $   1.26   $   1.13

OTHER INCOME:

         Other income as reported in the accompanying Consolidated Statements of Income for the years ended October 31 consisted of the following:

                                                    2003       2002       2001
                                                    -----      -----      -----
Interest income                                     $ 603      $ 603      $ 944
Exchange (losses) gains                              (137)      (123)        46
Gains on sales of property, plant and equipment        13          1         59
Other expenses                                        (17)      (179)      (118)
                                                    ---------------------------
Total                                               $ 462      $ 302      $ 931
                                                    ===========================

EARNINGS PER SHARE:

         The following table sets forth the computation of basic and diluted earnings per share for the years ended October 31:

                                                              2003              2002              2001
                                                              ----              ----              ----
NUMERATOR:
  Net income                                              $     26,796      $     22,956      $     20,013
                                                          ------------------------------------------------
DENOMINATORS:
  Weighted average shares outstanding                       16,692,468        16,511,616        16,367,826
  Issued but unearned performance shares                            --                --              (762)
  Issued but unearned restricted shares                        (31,367)          (33,979)          (58,501)
                                                          ------------------------------------------------
Denominator for basic earnings per share                    16,661,101        16,477,637        16,308,563
                                                          ------------------------------------------------
  Weighted average shares outstanding                       16,692,468        16,511,616        16,367,826
  Effect of dilutive employee stock options                    295,324           372,969           322,108
                                                          ------------------------------------------------
Denominator for diluted earnings per share                  16,987,792        16,884,585        16,689,934
                                                          ------------------------------------------------
Basic earnings per share                                          1.61      $       1.39      $       1.23
Diluted earnings per share                                        1.58      $       1.36      $       1.20
                                                          ================================================

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

         We recognize all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements, at fair value, regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred income taxes. There were no ineffective hedges for any of the years presented. Changes in fair values of derivatives not qualifying as hedges are reported in income.

USES OF ESTIMATES:

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

NEWLY ISSUED ACCOUNTING STANDARDS:

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). This statement amends SFAS No. 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. We adopted the disclosure provisions of this Statement beginning with the quarter ended April 30, 2003.

RECLASSIFICATIONS:

         Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment as of October 31 is comprised of the following:

                                           2003         2002
                                           ----         ----
Land and land improvements               $  6,452     $  6,056
Buildings                                  39,331       35,028
Machinery and equipment                   111,774       92,744
Construction in progress                   15,964       16,682
                                         ---------------------
                                          173,521      150,510

Less accumulated depreciation              88,461       75,751
                                         ---------------------
                                         $ 85,060     $ 74,759
                                         =====================

         Depreciation expense was $9,591 in 2003, $7,945 in 2002, and $7,898 in 2001.

NOTE 3 - DEBT

         Long-term debt amounted to $1,250 and $2,744 at October 31, 2003 and 2002, respectively, and primarily relates to debt instruments used to finance certain capital expenditures and acquisitions, including certain debt which has been discounted at 6.0 percent and is payable over five years. Principal payments due after October 31, 2003 are: 2004 - $849; 2005 - $143; 2006 - $151;
2007 - $76; 2008 - $10 and thereafter - $21.

         Outstanding short-term bank loans at October 31, 2003 and 2002 of $14,098 and $16,374, respectively, had weighted average interest rates of 0.8 percent and 2.04 percent, respectively. The bank loans and short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit.

         We had available uncommitted, unused short-term lines of credit in various countries totaling $24,287 at October 31, 2003. Because these lines of credit are uncommitted, borrowings under the unused short-term lines of credit are subject to the bank's approval.

NOTE 4 - GOODWILL AND INTANGIBLE ASSETS

         Effective November 1,2001, we discontinued the amortization of goodwill in accordance with FAS 142. The following table presents reported results adjusted to exclude amounts no longer amortized.

                                                              For the Years Ended October 31,
                                                                2003         2002       2001
                                                                ----         ----       ----
Net income - as reported                                      $26,796      $22,956    $20,013
  Goodwill amortization                                             -            -      1,316
  Tax effect of deductible goodwill                                 -            -        (56)
Adjusted net  income                                          $26,796      $22,956    $21,273
                                                              -------------------------------
Basic earning per share:
   Net income, as reported                                    $  1.61      $  1.39    $  1.23
   Goodwill amortization, net of tax                                -            -       0.07
   Adjusted net income                                        $  1.61      $  1.39    $  1.30
                                                              -------------------------------
Diluted earnings per share:
   Net income, as reported                                    $  1.58      $  1.36    $  1.20
   Goodwill amortization, net of tax                                -            -       0.07
   Adjusted net income                                        $  1.58      $  1.36    $  1.27

         Goodwill was $28,489 and $26,995 as of October 31, 2003 and 2002, respectively, net of accumulated amortization of $9,105 for both years. As of October 31, 2003 and 2002, goodwill was allocated to the reported operating segments as follows:

                                                                2003          2002
                                                                ----          ----
North America                                                 $18,018       $18,018
Europe                                                          7,676         6,402
Japan                                                             973           973
Asia/ Pacific                                                   1,507         1,297
Latin America                                                     315           305
                                                              ---------------------
                                               Total:         $28,489       $26,995
                                                              =====================

         The change in the goodwill balance at October 31, 2003 as compared to October 31, 2002 is due to $391 of additional goodwill in Europe as a result of the acquisition of a small distributor and $1,103 resulting from changes in foreign exchange rates. There were no impairments or dispositions of goodwill recorded during the years ended October 31, 2003 and 2002.

         Other intangible assets, which are included in "Other noncurrent assets" in the consolidated balance sheet, consist primarily of patents and trademarks, non-compete agreements and customer lists, and amounted to $2,075 and $1,763 at October 31, 2003 and 2002, respectively, net of accumulated amortization of $25,143 and $24,937, respectively. Amortization of intangible assets was insignificant for the years ended October 31, 2003, 2002, and 2001. The following table presents estimated amortization expense for each of the next five years, assuming current exchange rates:

                                     2004          2005          2006          2007          2008
                                     ----          ----          ----          ----          ----
Estimated amortization expense       $227          $220          $208          $175          $155

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

         The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31,2003 and 2002 for our U.S. and Japanese defined benefit pension plans:

                                                2003                 2002
                                                ----                 ----
Projected benefit obligation                  $(49,513)            $(41,118)
                                              -----------------------------
Market value of plan assets                   $ 39,687             $ 27,776
                                              -----------------------------
Projected benefit obligation
   in excess of plan assets                   $ (9,826)            $(13,342)
Unrecognized net loss                           15,802               13,270
Unrecognized prior service cost                    286                  414
Unrecognized transition obligation                  84                  147
Additional minimum liability                    (3,880)              (9,434)
                                              -----------------------------
   Net pension asset /(liability)             $  2,466             $ (8,945)
                                              =============================

         Amounts recognized in the Consolidated Balance Sheet consist of:

                                                2003                 2002
                                                ----                 ----
Prepaid pension costs                         $  7,923                    -
Accrued pension liability                       (5,457)              (8,945)
                                              --------             --------
Net pension asset / (liability)               $  2,466             $ (8,945)
                                              ========             ========

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets and a minimum pension liability were $19,388, $18,231 and $14,835, respectively, as of October 31,2003, and $39,312, $35,098 and $27,776,
respectively, as of October 31, 2002.

         Plan assets at October 31, 2003 are invested in publicly traded and restricted mutual funds, various corporate and government bonds, guaranteed income contracts and listed stocks, including common stock of the Company having a market value of $1,996 (50,000 shares) at that date.

         A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below:

                                                2003                 2002                 2001
                                                ----                 ----                 ----
DEFINED BENEFIT PLANS:
  Service cost                                $  2,174             $  2,035              $1,794
  Interest cost                                  2,342                2,124               1,947
  Expected return on plan assets                (3,539)              (1,350)             (1,750)
  Amortization of;
    Prior service costs                            128                  158                 199
    Net transition asset                            72                   68                  71
    Actuarial losses (gains)                       560               (1,450)               (917)
                                              -------------------------------------------------
    Net pension expense                       $  1,737             $  1,585              $1,344
                                              =================================================

         A summary of the changes in the projected benefit obligation is shown below:

                                                                    2003                    2002
                                                                    ----                    ----
Benefit obligation - beginning of year                           $ 41,118                 $ 38,806
Service cost                                                        2,174                    2,035
Interest cost                                                       2,342                    2,124
Benefits and expenses paid                                         (2,038)                  (1,959)
Actuarial assumption changes                                        4,566                       78
Foreign currency exchange rate changes                              1,351                       34
                                                                 ---------------------------------
Benefit obligation - end of year                                 $ 49,513                 $ 41,118
                                                                 =================================

         A summary of the changes in Plan assets is shown below:

                                                                   2003                    2002
                                                                   ----                    ----
Plan assets - beginning of year                                  $ 27,776               $  27,009
Actual return on assets                                             5,575                  (3,088)
Employer contributions                                              7,609                   5,839
Benefits and expenses paid                                         (2,038)                 (1,959)
Foreign currency exchange rate changes                                765                     (25)
                                                                 --------------------------------
Plan assets - end of year                                        $ 39,687               $  27,776
                                                                 ================================

         We made an incremental $6,000 contribution to our U.S. pension plans in the first quarter of 2003 to bolster the funding and earnings capabilities of the Plans. In addition, in November 2002 we made an incremental contribution of $4,000 to our pension Plans.

         We determine our assumptions based on current economic and market data, as well as expectations of future economic and market data. Included in our analysis are company-specific considerations, such as current and future investment allocations, participant demographics, and employee compensation strategies. Our measurement date for determining the pension liability is September 30 of each fiscal year. Assumptions used in the accounting for the defined benefit plans during the fiscal years ended October 31,2003 and 2002 were;

                                                                  2003                     2002
                                                                  ----                     ----
DOMESTIC PLANS
Weighted-average discount rate                                    6.20%                    7.00%
Rates of increase in compensation levels                          4.00%                    4.00%
Expected long-term rate of return on assets                       8.75%                    9.25%

FOREIGN PLAN (JAPAN)
Weighted-average discount rate                                    2.00%                    2.50%
Rates of increase in compensation levels                          2.25%                    2.25%
Expected long-term rate of return on assets                       4.75%                    4.75%

         Due to assumptions inherent in the actuarial computations, it is reasonably possible that future actual expenses will differ from current actuarial estimates.

         We sponsor a defined contribution plan that provides all U.S. employees of the Company an opportunity to accumulate funds for their retirement. We currently match 50 percent of employee contributions up to 6 percent of qualified wages. Company matching contributions charged to income amounted to $887, $799 and $678 for the years ended October 31, 2003, 2002 and 2001, respectively. Company matching contributions are made quarterly in shares of the Company's Common Stock.

NOTE 7 - INCOME TAXES

         The components of income before income taxes and the provision for income taxes are summarized as follows:

                                      2003       2002         2001
                                      ----       ----         ----
Income before income taxes
   Domestic                         $ 28,848    $ 26,132    $ 22,109
   Foreign                            11,299       8,638       8,688
--------------------------------------------------------------------
                                      40,147      34,770      30,797
Income taxes (benefit)
   Current
     Domestic - Federal                6,735       4,438       7,159
              - State and local          592         197         915
     Foreign                           4,909       4,254       3,767
     Operating loss carryforwards          -           -        (265)
--------------------------------------------------------------------
                                      12,236       8,889      11,576
   Deferred
     Domestic - Federal                1,238       3,338        (645)
              - State and local           47         344        (147)
     Foreign                            (170)       (757)          _
--------------------------------------------------------------------
                                       1,115       2,925        (792)
--------------------------------------------------------------------
   Income tax expense                 13,351      11,814      10,784
--------------------------------------------------------------------
Net Income
   Domestic                           20,236      17,815      14,827
   Foreign                             6,560       5,141       5,186
--------------------------------------------------------------------
                                    $ 26,796    $ 22,956    $ 20,013
====================================================================

         A reconciliation of the statutory U.S. federal rate to the effective income tax rate follows:

                                             2003      2002      2001
                                             ----      ----      ----
Statutory U.S. federal income tax rate       35.00%    35.00%    35.00%
State and local taxes on income, net of
 domestic federal income tax benefit          1.03      1.60      1.60
Impact of foreign subsidiaries on
 effective rate                              (0.16)    (0.50)     1.00
Benefit of operating loss carryforwards          -         -     (0.90)
Tax credits                                  (0.87)    (0.80)    (2.30)
Prior year tax provision adjustments         (1.39)    (1.50)    (0.20)
Goodwill amortization with no tax
 benefit                                         -         -      1.00
Other                                        (0.35)     0.20     (0.20)
----------------------------------------------------------------------
   Effective income tax rate                 33.26%    34.00%    35.00%
======================================================================

         Significant components of our deferred income tax liabilities and assets as of October 31 are as follows (in thousands):

                                                         2003      2002
                                                         ----      ----
Deferred income tax liabilities:
   Property, plant and equipment                        $ 7,958   $ 6,067
   Pension liability                                        750         -
                                                        -----------------
   Total deferred income tax liabilities                  8,708     6,067
Deferred income tax assets:
   Pension liability                                          -     1,297
   Employee benefits                                      3,504     2,983
   Net operating loss carryforwards                       1,676     1,465
   Other accruals                                         3,127     2,886
   Inventories                                            1,566     1,409
   Other                                                  1,009     1,048
-------------------------------------------------------------------------
    Total deferred income tax assets                     10,882    11,088
    Less: valuation allowance for deferred income tax
     assets                                               1,676     1,465
-------------------------------------------------------------------------
    Deferred income tax assets, after valuation
     allowance                                            9,206     9,623
-------------------------------------------------------------------------
Net deferred income tax assets                          $   498   $ 3,556
=========================================================================

         The increase in the valuation allowance during fiscal 2003 relates to additional net operating loss carryforwards generated in China, Sweden, Germany, and Ireland. Although realization of the net deferred income tax asset of $9,206 is not assured, management believes it is more likely than not that all of such net deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced. The valuation allowance for deferred income tax assets as of October 31, 2001 was $116.

         A summary of our net operating loss carryforwards, calculated using tax laws existing at October 31, 2003, follows:

AMOUNT                     COUNTRY               EXPIRATION
------                     -------               ----------
$  383                  Germany                  Indefinite
   707                  China                    2007-2008
   414                  Argentina                2007
    93                  United Kingdom           Indefinite
     5                  Sweden                   Indefinite
    74                  Ireland                  Indefinite
------
$1,676
------

NOTE 8-ACQUISITIONS

         In fiscal 2002, we completed a product line acquisition in Australia and a distributor acquisition in Europe for total consideration of $700. The amount of goodwill and other intangibles recorded in connection with these acquisitions amounted to $250 and $244, respectively. In the second quarter of fiscal 2001, we completed two acquisitions - a product line in Australia and a distributor in Europe - for a total cost of $4,500. The amount of goodwill recorded in connection with these acquisitions amounted to $4,300. None of these acquisitions had a material effect on the Company's historical financial statements or its pro forma operating results.

NOTE 9 - SEGMENT FINANCIAL DATA

         For management reporting and control, the Company is divided into five geographic operating segments as presented below. Each segment has general autonomy over its business and local operations.

         Operating segment data include the results of all subsidiaries, consistent with the management reporting of these operations. Financial information by geographic operating segment as of and for each of the years ended October 31 is summarized below:

                                       2003        2002          2001
                                       ----        ----          ----
NET SALES:
Europe                              $  62,267    $  50,845    $  42,337
Japan                                  35,102       30,950       34,807
Asia/Pacific                           36,843       28,861       25,427
Latin America                          11,496       11,629       12,406
                                    -----------------------------------
Subtotal - Foreign Sales              145,708      122,285      114,977
North America                         183,308      172,432      160,824
Elimination of intercompany sales     (40,785)     (36,516)     (31,352)
-----------------------------------------------------------------------
   Consolidated                     $ 288,231    $ 258,201    $ 244,449
=======================================================================

         Each geographic operating segment primarily sells its products to external customers within its country of domicile. All of our operating segments sell the same types of products within our three principle markets.

         One of our customers accounted for approximately 14.3 percent of fiscal 2003 sales and 13.2 percent of fiscal 2002 sales. We believe that no other customer accounts for more than five percent of sales.

                                                                 2003         2002        2001
                                                                 ----         ----        ----
OPERATING INCOME:
North America                                                   $25,206      $23,032     $19,032
Europe                                                            5,335        3,523       2,465
Japan                                                             3,354        2,365       3,380
Asia/Pacific                                                      5,289        4,053       3,543
Latin America                                                     1,041        1,912       1,991
------------------------------------------------------------------------------------------------
Segment total                                                    40,225       34,885      30,411
------------------------------------------------------------------------------------------------
Interest expense                                                   (540)        (417)       (545)
Other income, net                                                   462          302         931
------------------------------------------------------------------------------------------------
    Income before income taxes                                  $40,147      $34,770     $30,797
================================================================================================

         Segment operating income consists of net sales less operating expenses. Interest expense and other income, net have not been allocated to segments.

                            2003         2002         2001
                            ----         ----         ----
ASSETS:
North America            $ 197,374    $ 154,132    $ 143,902
Europe                      46,643       35,226       30,236
Japan                       30,788       28,043       27,868
Asia/Pacific                20,531       15,368       12,601
Latin America               11,702        7,679        6,441
General Corporate           57,604       40,872       25,628
Eliminations and other     (76,634)     (44,441)     (40,633)
------------------------------------------------------------
   Consolidated          $ 288,008    $ 236,879    $ 206,043
============================================================

         General corporate assets (principally cash) are not allocated to segments.

         Eliminations and other is primarily comprised of intercompany receivables and investments in subsidiaries, both of which are eliminated in our consolidated financial statements.

                         2003      2002       2001
                         ----      ----       ----
CAPITAL EXPENDITURES:
North America           $10,999   $12,752   $ 7,842
Europe                    2,311       840       754
Japan                       264       576       812
Asia/Pacific                933       864       975
Latin America             1,811     2,568       645
---------------------------------------------------
   Consolidated         $l6,318   $17,600   $11,028
===================================================

                                  2003     2002     2001
                                  ----     ----     ----
DEPRECIATION AND AMORTIZATION:
North America                    $7,120   $6,337   $6,878
Europe                              976      690      894
Japan                               605      521      541
Asia/Pacific                        731      543      428
Latin America                       337      175      311
---------------------------------------------------------
  Consolidated                   $9,769   $8,266   $9,052
=========================================================

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

         Our sales by market are summarized for each of the years ended October 31:

                                   2003       2002      2001
                                   ----       ----      ----
NET SALES:
Potable Water                    $132,938   $119,456   $107,263
Fluid Processing                   74,626     68,714     71,898
Healthcare                         80,667     70,031     65,288
---------------------------------------------------------------
   Consolidated                  $288,231   $258,201   $244,449
===============================================================

NOTE 10 - STOCK OPTIONS AND AWARDS

         We have a stock option and award plan which allows for granting a number of stock incentive instruments, including non-qualified and incentive stock options, restricted stock, performance shares and stock appreciation rights which may be granted as part of a stock option or as a separate right to the holders of any rights previously granted. The plan, as amended, permits the granting of such stock awards of up to 3,200,000 shares of Common Stock. Accordingly, such shares have been authorized and reserved.

         The options are exerciseable at various dates and have varying expiration dates. Approximately 990,000 shares of Common Stock are reserved for issuance to employees and non-employee directors under the provisions of these option and award plans as of October 31,2003.

         Awards of restricted shares totaled 16,250, 7,250, and 20,219 in the years ended October 31, 2003, 2002, and 2001, respectively. The weighted average price of the awards was $36.56, $33.36, and $17.88 for the years ended October 31, 2003, 2002, and 2001, respectively. When rights or awards are granted, associated compensation expense is accrued from the date of the grant to the date such options or awards are exercisable. Shares earned under the plan are based on a formula which may be adjusted at the discretion of the Company's Compensation Committee.

         A summary of stock option activity follows:

                                      OPTIONS   EXERCISE PRICE
                                      -------   --------------
Outstanding at October 31, 2000       849,758     7.94 - 30.06
--------------------------------------------------------------
OPTIONS GRANTED                       204,410    25.05 - 30.00
OPTIONS EXERCISED                     (34,722)   14.13 - 21.50
OPTIONS FORFEITED                     (11,250)   14.13 - 27.88
--------------------------------------------------------------
Outstanding at October 31, 2001     1,008,196     7.94 - 30.06
--------------------------------------------------------------
OPTIONS GRANTED                       221,253    29.15 - 37.19
OPTIONS EXERCISED                    (162,725)   14.13 - 21.50
OPTIONS FORFEITED                     (13,750)   14.13 - 29.15
--------------------------------------------------------------
Outstanding at October 31, 2002     1,052,974     7.94 - 37.19
--------------------------------------------------------------
OPTIONS GRANTED                       225,750    33.00 - 37.90
OPTIONS EXERCISED                    (221,411)    7.94 - 27.88
OPTIONS FORFEITED                        (500)           20.38
--------------------------------------------------------------
Outstanding at October 31, 2003     1,056,813    14.13 - 37.90
==============================================================

         The weighted-average grant-date fair value of options granted was S11.07, $14.60 and $ 12.93 in the years ended October 31, 2003, 2002, and 2001, respectively. The following table summarizes information concerning currently outstanding options:

                    OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
-----------------------------------------------------------     ---------------------------
                                WEIGHTED-
RANGE OF                         AVERAGE       WEIGHTED-                        WEIGHTED-
EXERCISE         NUMBER         REMAINING       AVERAGE           NUMBER        AVERAGE
 PRICES       OUTSTANDING         LIFE       EXERCISE PRICE     EXERCISABLE  EXERCISE PRICE
 -----        -----------         ----       --------------     -----------  --------------
$ 5 - $15         74,450          4.90          $ 14.19            74,450       $  14.19
 15 -  20        317,950          5.80            18.30           317,950          18.30
 20 -  25          5,000          4.40            21.50             5,000          21.50
 25 -  30        390,413          7.50            28.44           119,580          27.87
 30 -  35        209,500          9.00            33.06               750          30.06
 35 -  40         59,500          9.20            37.05            10,000          37.19
               ---------                                          -------
               1,056,813                                          527,730

         Pro forma information regarding net income and earnings per share is required by SFAS 123 (sec Note 1), which requires that the information be determined as if we had accounted for our employee stock options under the fair-value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

                               2003         2002         2001
                               ----         ----         ----
Volatility                    29.51%       49.99%       56.22%
Risk-free interest rates       3.57%        4.24%        3.75%
Expected option life         5 years      5 years      5 years
Divided yield                     -            -            -

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

         The carrying amounts and fair values of our financial instruments follows (dollars in thousands):

                                                OCTOBER 31,
                                                ------------
                                       2003                       2002
                            ------------------------------------------------------
                            CARRYING VALUE  FAIR VALUE  CARRYING VALUE  FAIR VALUE
                            --------------  ----------  --------------  ----------
Cash and cash equivalents       $57,603       $57,603       $40,872       $40,872
Bank loans                       14,098        14,098        16,374        16,374
Long-term debt                    1,250         1,220         2,744         3,155

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

         At October 31,2003, we held forward foreign exchange contracts with notional amounts totaling $21,368 (of which $14,285 settled in November 2003 and related to planned intercompany transactions) and forward foreign exchange contracts designated as cash flow hedges with notional amounts totaling $6,600. The fair market value (gain or loss) on these contracts was not significant as of October 31, 2003.

         At October 31, 2002, we held forward foreign exchange contracts with notional amounts totaling $6,210 and forward foreign exchange contracts designated as cash flow hedges with notional amounts totaling $4,950. The fair market value (gain or loss) on these contracts was not significant as of October 31, 2002.

         At October 31, 2001, we held forward foreign exchange contracts with notional amounts totaling $6,081 and forward foreign exchange contracts designated as cash flow hedges with notional amounts totaling $4,050. The fair market value (gain or loss) on these contracts was not significant as of October 31, 2001.

NOTE 12-CONTINGENCIES

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

         We have certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $1,729 in 2003, $2,220 in 2002, and $2,430 in 2001.

         Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at October 31, 2003 were as follows:
2004 - $2,895; 2005 - $2,487; 2006 - $2,241; 2007 - $2,011; and 2008 -$1,613.

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

NOTE 13 - PRODUCT WARRANTY

         We warrant our products against defects in design, materials, and workmanship, generally for periods ranging from one to three years. A provision for estimated future costs related to these warranties is recorded on a monthly basis and is included in cost of goods sold. Activity related to the product warranty liability was as follows:

                                         YEAR ENDED OCTOBER 31,
                                          2003            2002
                                          ----            ----
Balance at beginning of year             $   785        $   612
Provision for warranty obligations           818          1,092
Settlements made                            (816)          (921)
Changes in foreign exchange rates             30              2
                                         ----------------------
Balance at end of year                   $   817        $   785
                                         ======================

NOTE 14 - QUARTERLY DATA (UNAUDITED)

         A summary of our quarterly data follows:

                                  FIRST          SECOND         THIRD         FOURTH           TOTAL
                                  -----          ------         -----         ------           -----
2003
Net sales                        $ 66,437       $ 69,305       $ 74,965       $ 77,524       $288,231
Gross profit                       29,754         31,278         33,877         36,101        131,010
Net income                          5,388          6,304          7,467          7,637         26,796

Basic earnings per share         $   0.33       $   0.38       $   0.45       $   0.46       $   1.61
Diluted earnings per shire       $   0.32       $   0.37       $   0.44       $   0.44       $   1.58
2002
Net sales                        $ 58,637       $ 63,116       $ 68,932       $ 67,516       $258,201
Gross profit                       26,170         28,191         31,012         30,378        115,751
Net income                          4,519          5,414          6,629          6,394         22,956

Basic earnings per share         $   0.28       $   0.33       $   0.40       $   0.39       $   1.39
Diluted earnings per share       $   0.27       $   0.32       $   0.39       $   0.38       $   1.36

         Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.