Form 10-K, Exhibit 13
period 2004-10-31
CUNO INC
filed 2004-12-23
CIK 1019779

Exhibit 13

Market Data

The Company’s Common Stock is quoted on the NASDAQ market under the symbol CUNO. The following table shows the quarterly high and low prices for the last two fiscal years ended October 31:

Quarter	2004		2003
	High	Low	High	Low
First	$46.74	$38.58	$35.06	$29.90
Second	46.22	40.44	37.14	32.06
Third	53.44	40.95	38.85	33.65
Fourth	60.44	51.52	42.35	34.51

     As of October 31, 2004 CUNO had approximately 5,500 shareholders of record.

Summary of Financial Data(1)
(In Thousands, Except Per Share Data and Ratios)

October 31:	2004	2003	2002	2001	2000
INCOME DATA
Net Sales	$351,611	$288,231	$258,201	$244,449	$243,074
Gross Profit	157,327	131,010	115,751	108,380	104,485
Operating Income	49,461	40,225	34,885	30,411	27,927
Income before Income Taxes	49,301	40,147	34,770	30,797	27,595
Net Income	33,071	26,796	22,956	20,013	17,447
Basic Earnings per Share	1.98	1.61	1.39	1.23	1.08
Diluted Earnings per Share	1.93	1.58	1.36	1.20	1.05
OTHER FINANCIAL DATA
Total Assets	$434,558	$288,008	$236,879	$206,043	$188,899
Working Capital	97,694	98,016	72,571	55,750	41,921
Net Plant Investment	103,321	85,060	74,759	65,595	63,187
Capital Expenditures	20,792	16,318	17,600	11,028	12,143
Long-Term Debt	75,569	401	2,030	2,893	3,422
Stockholders’ Equity	255,979	208,328	162,413	140,171	119,518
RATIOS
Gross Profit to Net Sales	44.7%	45.5%	44.8%	44.3%	43.0%
Operating Income to Net Sales	14.1%	14.0%	13.5%	12.4%	11.5%
Net Income to Net Sales	9.4%	9.3%	8.9%	8.2%	7.2%
Effective Income Tax Rate	32.9%	33.3%	34.0%	35.0%	36.8%
Net Income to Average Stockholders’ Equity	14.2%	14.5%	15.2%	15.4%	15.6%
Ratio of Current Assets to Current Liabilities	2.2:1	2.5:1	2.3:1	2.0:1	1.7:1

(1)	We adopted FASB 142 in 2002. Goodwill amortization was $1,316 and $1,140 in 2001 and 2000, respectively.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations 2004 — 2002

(amounts in thousands, except share and per-share amounts, unless otherwise noted)

     Management’s discussion and analysis of financial condition and results of operations (“MD&A”) of CUNO Incorporated (the “Company”, “CUNO”, or “we”) is provided as a supplement to the accompanying consolidated financial statements and footnotes to help provide an understanding of our financial position, changes in our financial position and results of our operations. Our MD&A is organized as follows:

•	Company Overview. This section provides a general description of our business.

•	Company Risk Factors. This section describes the material risks inherent in our business of which investors should be aware.

•	Caution Concerning Forward-Looking Statements. This section discusses how certain forward-looking statements made by us throughout the MD&A and elsewhere in this report are based on management’s present expectations about future events and are inherently susceptible to uncertainty and changes in circumstances.

•	Critical Accounting Policies. This section discusses those accounting policies that are both considered important to our financial statements and require significant judgment and estimates on the part of management in their application.

•	Results of Operations. This section provides an analysis of our results of operations for the years ended October 31, 2004, 2003, and 2002. In addition, a brief description is provided of transactions and events that impact the comparability of these results.

•	Financial Position and Liquidity. This section provides an analysis of our cash position and cash flows, as well as a discussion of our financing arrangements.

•	Qualitative and Quantitative Disclosures about Market Risk. This section discusses information about the various market risks we are exposed to as of the end of the latest fiscal period presented.

•	Other Information. This section describes material developments in the business or markets in which we compete, as well as any other information important to our stakeholders.

Company Overview

     CUNO is a world leader in the designing, manufacturing and marketing of a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. Our products, which include proprietary depth filters and semi-permeable membrane filters, are used in the potable water, fluid processing, and healthcare markets. These products, most of which are disposable, effectively remove contaminants that range in size from molecules to sand particles. Our sales are relatively balanced between domestic (approximately 53 percent) and international markets (approximately 47 percent). Our objective is to provide high value-added products and premium customer service. Our proprietary manufacturing processes result in products with features that lower customers’ operating expenses and improve the quality of customers’ end products.

Company Risk Factors

Risks Associated with International Operations

     Approximately 47 percent of our net sales are derived from international operations. Consequently, our reported financial results may be adversely affected by significant fluctuations in the value of the U.S. dollar in comparison to local currencies in the countries in which we operate outside the U.S. We manufacture products in Japan, France, Australia, Asia, Brazil, and China. Our international operations may be affected by economic, political and governmental conditions in some of the countries where we have manufacturing facilities or where our products are sold. In addition, changes in economic or political conditions in any of the countries in which we operate could result in unfavorable taxation policies, exchange rates, new or additional currency or exchange controls, governmental regulations, credit risks, or other restrictions being imposed on the operations of the Company or expropriation.

Patents and Proprietary Techniques

     We have a broad patent portfolio as well as other proprietary information and manufacturing techniques and have applied, and will continue to apply, for patents to protect our technology. The Company’s success depends in part upon our ability to protect our technology and proprietary products under US and foreign patent and other intellectual property laws. Trade secrets and confidential know-how which are not patented are protected through confidentiality agreements, contractual provisions and internal Company administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for the Company in the event of any unauthorized use or disclosure. There can be no assurance that third parties will not assert infringement claims against the Company or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim. In addition, any such claim may require the Company to incur litigation expenses or subject the Company to liabilities.

Technological and Regulatory Change

     The filtration and separations industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Changes in legislative, regulatory or industrial requirements or competitive technologies may render certain of our filtration and separations products and processes obsolete. Acceptance of new products may also be affected by the adoption of new government regulations requiring stricter standards. The Company’s ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully and on a timely basis are significant factors in our ability to grow and to remain competitive. Similar to all companies, we are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly.

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

Inflation

     Inflation had a negligible effect on our operations during fiscal years 2004, 2003 and 2002. We estimate that inflationary effects, in the aggregate, were generally recovered or offset through increased pricing or cost reductions in each fiscal year.

Caution Concerning Forward-Looking Statements

     Because we want to provide shareholders with more meaningful and useful information, this annual report contains statements relating to future events and the predicted performance of CUNO which may constitute forward-looking statements, as defined under the Private Securities Litigation Act. We have tried, wherever possible, to identify these “forward looking” statements by using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to risks and uncertainties which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties include the following: economic and political conditions in the foreign countries in which we conduct a substantial part of our operations and other risks associated with international operations including taxation policies, credit risk, exchange rate fluctuations and the risk of expropriation; our ability to protect our technology, proprietary products and manufacturing techniques; volumes of shipments of our products, changes in our product mix and product pricing; continuing beneficial relationships with customers; costs of raw materials; the rate of economic and industry growth in the

United States and the other countries in which we conduct our business; changes in technology, changes in legislative, regulatory or industrial requirements and risks generally associated with new product introductions and applications; and domestic and international competition in our global markets. We assume no obligation to publicly release revisions to the forward-looking statements to reflect new events or circumstances.

Critical Accounting Policies

     The Securities Exchange Comission (“SEC”) defines the most critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and operating results, and require management to make its most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Based on this definition, our most critical accounting policies include: revenue recognition, accounting for depreciation and amortization, employee benefits, contingencies, allowance for doubtful accounts, income taxes, and stock-based compensation. The methods, estimates and judgments we use in applying these most critical accounting policies have a significant impact on the results we report in our financial statements. There were no changes in accounting policies or significant changes in accounting estimates during the current period. All of our critical accounting policies have been discussed with the Audit Committee of the Board of Directors.

     Revenue Recognition – We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104 “Revenue Recognition” (“SAB 104”). SAB 104 requires that four basic criteria be met before revenue can be recognized: 1) there is evidence that an arrangement exists; 2) delivery has occurred; 3) the fee is fixed or determinable; and 4) collectibility is reasonably assured. We recognize revenue upon determination that all criteria for revenue recognition have been met. Accordingly, revenue is recognized upon delivery to a common carrier when terms are FOB shipping and upon receipt by customer when terms are FOB destination.

     Depreciation and amortization – We depreciate our property, plant and equipment using the straight-line method over the estimated useful life of the asset. These periods range as follows:

Land improvements	10 – 20 years
Buildings and additions	30 – 40 years
Machinery and equipment	5 – 20 years
Computers and related equipment	3 – 5 years

     We amortize our patents and other amortizable intangible assets over their estimated useful lives. The straight line method of amortization is used unless another method is more appropriate and reliable in reflecting the pattern in which the asset provides economic benefits. These periods generally range from 10 – 20 years.

     We review the carrying values of intangible assets and long-lived assets for impairment on an annual basis. In addition, in the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired at any time other than during the annual impairment review, a specific evaluation of the assets or groups of assets is performed to determine whether any impairment exists. Our evaluations compare the estimated future undiscounted cash flows associated with the asset to the asset’s carrying amount.

     Employee benefits – We account for our pension plans in accordance with SFAS No. 87, “Employer’s Accounting for Pensions”. In applying this accounting practice, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets.

The primary assumptions are as follows:

•	Weighted average discount rate – this rate is used to estimate the current value of future benefits. This rate is adjusted based on movements in long-term interest rates.

•	Expected long-term rate of return on assets – this rate is used to estimate future growth in investments and investment earnings. The expected return is based upon a combination of historical market performance and anticipated future returns for a portfolio reflecting the mix of equity, debt and other investments indicative of our plan assets.

•	Rates of increase in compensation levels – this rate is used to estimate projected annual pay increases, which are used to determine the wage base used to project employees’ pension benefits at retirement.

     We determine these assumptions based on consultations with our outside actuaries and investment advisors. Any variance in the above assumptions could have a significant impact on future recognized pension costs, assets and liabilities.

     Business Acquisitions – Assets and liabilities acquired in a business combination are recorded at their estimated fair values at the acquisition date. At October 31, 2004, the Company had $103,977 of goodwill, representing the cost of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. In accordance with SFAS 142, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment testing. The assessment of goodwill involves the estimation of the fair value of reporting units, as defined by SFAS 142. Management completed this annual assessment during the fourth quarter of 2004 based on the best information available as of the date of the assessment, which incorporated management’s assumptions about expected future cash flows. Based on this assessment, there was no goodwill impairment in 2004. Future cash flows can be affected by changes in the global economy and local economies, industries and markets in which the Company sells products or services, and the execution of management’s plans, particularly with respect to integrating acquired companies. There can be no assurance that future events will not result in impairment of goodwill or other intangible assets.

     Contingencies, claims, assessments – From time to time, we are involved with contingencies, claims, and assessments. We use both in-house and outside legal counsel to assess the probability of loss. The Company establishes an accrual for specific contingencies, claims and assessments when both of the following conditions are present: a loss is deemed probable and the amount of the anticipated loss can be reasonably estimated. There can-be no assurance that the ultimate resolution of these contingencies, claims, and assessments will not differ materially from our estimates.

     Allowance for Doubtful Accounts – The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of specific customers. In an effort to identify adverse trends, we perform periodic credit evaluations of our customers and ongoing account balance reviews and agings of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. Actual write-offs and adjustments could differ from the allowance estimates due to unanticipated changes in the business environment as well as factors and risks surrounding specific customers.

     Income Taxes – We estimate and use our expected annual effective income tax rate to accrue income taxes on an interim basis. We update these estimates quarterly. We record valuation allowances to reduce our deferred income tax assets to an amount that we believe is more likely than not to be realized. We consider estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we were to determine that we will not realize all or part of our deferred income tax assets in the future, we would make an adjustment to the carrying value of the deferred income tax asset, which would be reflected as an income tax expense. Conversely, if we were to determine that we will realize a deferred income tax asset, which currently has a valuation allowance, we would reverse the valuation allowance which would be reflected as an income tax benefit in our financial statements.

     We take tax positions in our worldwide corporate income tax filings based on careful interpretations of local statutes, rules, regulations and court decisions that may be applied and interpreted differently by various taxing jurisdictions. These taxing jurisdictions may or may not challenge our application and interpretation of a wide body of tax jurisprudence. However, we do not anticipate that any sustained challenge by any taxing jurisdiction will have a material adverse effect on our financial position or net income.

     Stock Based Compensation – We currently account for our stock option awards under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based employee compensation cost pertaining to employee stock options is reflected in net income, as all options granted under our plans had exercise prices equal to the market value of the underlying common stock on the date of grant. Restricted share grants awarded to employees are included in earnings as an expense over the vesting period of the award.

Results of Operations

Year Ended October 31, 2004 Compared to Year Ended October 31, 2003

Overview

     During 2004, CUNO’s sales and net income grew by 22 percent and 23 percent, respectively. This growth was positively influenced by the overall weakness of the U.S. dollar; on a currency-adjusted basis 2004 sales increased 17 percent. U.S. sales were up 20 percent — led by the potable water market, and sales in Japan were up 26 percent in local currency due in large part to increased sales to bottled drink manufacturers. All overseas sales were very strong (total overseas sales were up 14 percent in local currency), reflecting broad strength across all of our geographic segments. Although our sales increased significantly, our gross margin decreased slightly due primarily to start-up costs associated with a new distribution agreement involving potable water products with a major retailer, as well as the impact of the recent acquisition of WTC Industries Inc. (“WTC”). Sales to retailers within the potable water market and sales attributable to WTC generally carry lower gross margins than historically reported.

     Below is a summary of selected consolidated earnings information:

	Year Ended October 31,
	2004	2003	Change
Net sales	$351,611	$288,231	22.0%
Cost of products sold	194,284	157,221	23.6%
Gross profit	157,327	131,010	20.1%
Gross margin percent	44.7%	45.5%	(0.8%)
Selling, general and administrative	89,608	75,652	18.4%
SG&A as a percent of sales	25.5%	26.2%	(0.7%)
Operating income	49,461	40,225	23.0%
Operating margin	14.1%	14.0%	0.1%
Effective tax rate	32.9%	33.3%	(0.4%)
Net income	$33,071	$26,796	23.4%
Diluted earnings per share	$1.93	$1.58	22.2%

Business Environment

     Our geographic and market diversity help limit the impact of any one market or the economy of any single country on our consolidated results. The uncertainty of the economic conditions in various markets and geographic regions in which we compete is likely to continue to present challenges to our business near term. The U.S. Dollar was weaker compared to most of the currencies in countries we conduct business in during fiscal 2004 compared to fiscal 2003. We translate revenue and expense accounts at the average exchange rates during the periods presented.

Net Sales

     Net sales were $351.6 million in fiscal 2004 representing a 22.0 percent increase over 2003 sales of $288.2 million. This increase can generally be attributed to an increase in the unit volume of worldwide sales. Had currency values been unchanged from fiscal 2003, net sales in fiscal 2004 would have been $14.2 million lower than the reported sales of $351.6 million and 17.1 percent higher than 2003.

     The following table displays the Company’s sales by geographic segment:

	Year Ended			Currency
	October 31,	October 31,	Percent	Adjusted
	2004	2003	Change	Change
North America	$186,854	$156,294	19.6%	19.6%
Europe	62,288	52,291	19.1%	7.4%
Japan	47,250	34,617	36.5%	26.2%
Asia/Pacific	41,366	34,005	21.6%	10.9%
Latin America	13,853	11,024	25.7%	17.7%

Total sales	$351,611	$288,231	22.0%	17.1%

     North American sales increased 19.6 percent in fiscal 2004 as compared to fiscal 2003. The majority of this increase was attributable to potable water and reflects sales related to a new, exclusive distribution agreement with a major retailer. Excluding the sales of WTC , which we acquired on August 2, 2004, sales in North America were up 13.4 percent. North American fluid processing sales were up 10.1 percent, primarily reflecting the overall strengthening of the U.S. economy during this period. North American healthcare sales decreased modestly due primarily to a reduction in diagnostic sales. European sales increased 7.4 percent in local currency as compared to 2003. Sales were generally strong in all European markets during the year. Sales in Japan were up 26.2 percent in local currency, led by very strong sales growth of food and beverage filters used in the healthcare market primarily for filtration of summer bottled drinks.

     Strong fluid processing sales also contributed to Japan’s overall sales increase. Asia/Pacific sales were up 10.9 percent excluding changes in currency values, primarily reflecting strong sales growth in the potable water market in that region. Latin American sales were up 17.7 percent in 2004 when expressed in local currency, due primarily to new product sales associated with a new customer in the potable water market, offset by more moderate sales growth in the healthcare market due to the difficult economic environment in the region.

The following table displays our sales by market:

	Year Ended			Currency
	October 31,	October 31,	Percent	Adjusted
	2004	2003	Change	Change
Potable Water	$169,910	$132,938	27.8%	25.5%
Fluid Processing	88,058	74,626	18.0%	11.1%
Healthcare	93,643	80,667	16.1%	8.7%

Total Sales	$351,611	$288,231	22.0%	17.1%

     The strength in the potable water market was broad geographically, driven largely by strong overseas sales (up 18.4 percent in local currency) and strong sales growth in North America (up 27.2 percent) associated with OEM customers, direct marketing companies, and appliance manufacturers. Excluding the impact of 2004 sales of WTC , worldwide potable water sales were up 18.3 percent on a local currency basis. Fluid Processing sales were up 10.1 percent in the U.S. due in part to the strong economy during the period and were up 11.6 percent overseas on a local currency basis. Worldwide healthcare sales were up 8.7 percent in local currency, reflecting overseas strength, but down in the U.S. due to a reduction in diagnostic sales.

Gross Profit

     Gross profit increased $26.3 million to $157.3 million in 2004 from $131.0 million in 2003. Gross profit as a percentage of net sales (gross margin) decreased during that same period from 45.5 percent in 2003 to 44.7 percent in 2004. This decrease is primarily attributable to start-up costs associated with a new distribution agreement with a major retailer within potable water and generally lower gross margins on sales to retailers within the potable water market, and our recent acquisition of WTC .

     Although we are under pressure to maintain competitive prices with our customers, we pursue various supply-chain management initiatives designed to lower our production costs. In addition, we have ongoing programs to modernize our manufacturing facilities to further gain efficiencies.

Operating Expenses

     Selling, general and administrative expenses (SG&A) were up 18.4 percent, below the 22.0 percent sales growth rate for the year. SG&A expenses decreased as a percentage of sales from 26.2 percent in fiscal 2003 to 25.5 percent of sales in fiscal 2004. Because of CUNO’s international operations, the weaker U.S. dollar serves to increase the consolidated U.S. dollar reported SG&A expense. In addition, increased structural costs (including medical, pension, insurance and depreciation expenses) impacted our overall SG&A expenses as well as our recent acquisition of WTC.

     Research, development and engineering expenses (incurred primarily in the U.S. and to a lesser extent in Europe) increased 16.2 percent to $17.4 million in 2004, reflecting our continued focus on the development of new products and technologies. As a percentage of sales, RD&E expenses were 4.9 percent of sales in fiscal 2004 compared to 5.2 percent of sales in fiscal 2003. In 2004 and 2003, we received approximately $0.4 and $0.5 million, respectively, in RD&E cost reimbursements from new customers. There can be no assurance we will continue to receive such reimbursements from customers in the future.

     Amortization expense primarily relates to amortizable intangibles acquired as part of our recent acquisition of WTC. We are amortizing $28 million of intangibles over a 15 year life. Other amortization relates to much smaller acquisitions recently completed.

Operating Income

     As a result of the above, operating income increased $9.2 million, or 23.0 percent, to $49.5 million or 14.1 percent of sales in fiscal 2004 compared to $40.2 million or 14.0 percent of sales in 2003.

     Our operating income by segment is detailed below:

	Year Ended
	October 31,	October 31,	Dollar	Percent
	2004	2003	Change	Change
North America	$25,081	$25,206	($125)	(0.5%)
Europe	6,197	5,335	862	16.2%
Japan	8,930	3,354	5,576	166.2%
Asia/Pacific	7,517	5,289	2,228	42.1%
Latin America	1,736	1,041	695	66.8%

Total Operating Income	$49,461	$40,225	$9,236	23.0%

     Operating income in North America was flat. This was primarily driven by start-up costs associated with a new distribution agreement with a major retailer within potable water, initial costs associated with ending certain distributor relationships within fluid processing (and going direct) and a reduction in diagnostic sales (which generally carry higher margins). The results of our foreign operations are heavily dependent on the relationship of their functional currency compared to the U.S. Dollar. We translate our foreign revenue and expense accounts into U.S. Dollars using the average exchange rate for the period. European sales increased 7.4 percent on a local currency basis, while the Euro strengthened approximately 10 percent (average 2004 versus average 2003). Sales in Japan were up 26.2 percent on a local currency basis, and the Yen strengthened 8 percent versus the U.S. Dollar year over year (allowing fixed costs to be spread over a large sales base). Sales in 2004 were very strong for food and beverage filters used in the filtration of summer bottled drinks. These sales are dependent on consumer preferences and other external factors. Asia/Pacific sales were up 10.9 percent year over year, and the Australian Dollar strengthened approximately 15 percent in comparison (approximately 50 percent of our sales in the region are denominated in Australian Dollars). Local currency sales in Latin America increased 17.7 percent and the Brazilian Real strengthened approximately 8 percent year over year – these factors helped to increase operating profit a modest $0.7 million.

Income Taxes

     The Company’s effective income tax rate for 2004 was 32.9 percent compared to 33.3 percent in 2003. Our tax rate is impacted by the change in the mix of income attributed to the various countries in which we do business.

     As of October 31, 2004, the Company had a full valuation allowance against approximately $1.2 and $0.3 million of NOLs in China and Germany, respectively. Our China operations are start-up in nature with a history of losses (no profit has been earned since inception in 2001) and our German operation incurred losses in three out of the past five fiscal years. Generally, other countries in which we carry valuation allowances against NOLs are generally operations which are new to CUNO, have a history of losses, or are in volatile economic regions of the world.

     On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. In accordance with the Act, a special one-time dividends received deduction on the repatriation of certain foreign earnings is available to U.S. taxpayers. CUNO is currently in the process of evaluating the effects of this repatriation provision, however, does not believe that it will have a material impact on the results of operations, financial position and cash flows. The FASB is also expected to provide further guidance in the accounting treatment for this provision of the Act under Accounting Research Bulletin 43.

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

     The following table displays our sales by geographic segment (dollar amounts in thousands):

	Year Ended			Currency
	October 31,	October 31,	Percent	Adjusted
	2003	2002	Change	Change
North America	$156,294	$149,784	4.3%	4.3%
Europe	52,291	40,369	29.5%	8.9%
Japan	34,617	30,648	13.0%	6.1%
Asia/Pacific	34,005	26,179	29.9%	17.6%
Latin America	11,024	11,221	(1.8%)	15.2%

Total sales	$288,231	$258,201	11.6%	7.1%

     North American sales totaled $156.3 million in 2003, which represented a 4.3 percent increase over sales of $149.8 million in 2002. Moderately stronger potable water market sales were responsible for this growth in North America during this time period. Strong growth in sales to Original Equipment Manufacturer (“OEM”) customers, direct marketing companies and appliance manufacturers were tempered by general weakness in the residential markets. Healthcare sales improved modestly year over year, while fluid processing sales were down slightly due to their more cyclical nature.

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

     The following table displays our sales by market (dollars in thousands):

	Year Ended			Currency
	October 31,	October 31,	Percent	Adjusted
	2003	2002	Change	Change
Potable Water	$132,938	$119,456	11.3%	9.4%
Fluid Processing	74,626	68,714	8.6%	2.1%
Healthcare	80,667	70,031	15.2%	8.0%

Total Sales	$288,231	$258,201	11.6%	7.1%

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

Operating Expenses

     Selling, general and administrative expenses (SG&A) were up 14.5 percent in 2003 compared to fiscal 2002. SG&A expenses were 26.3 percent of sales in fiscal 2003 compared to 25.6 percent of sales in fiscal 2002. We continued to face rising insurance and other structural costs in fiscal 2003, and have taken active measures to curb these costs when prudent. Also, because of CUNO’s international operations, the weaker US dollar served to increase the consolidated US dollar-reported SG&A expense in 2003.

     Research, development and engineering expenses (“RD&E”), which are incurred primarily in the US, increased 2.1% in 2003 compared to 2002. In 2003, we received approximately $0.5 million in RD&E cost reimbursements from various new customers. Adjusting for these one-time items, RD&E would have increased 5.6 percent – this reflects our continued focus on the development of new products and technologies. As a percentage of sales, RD&E expenses were 5.4 percent of sales (adjusted for reimbursements above) in fiscal 2003 compared to 5.7 percent of sales in fiscal 2002.

Operating Income

     As a result of the above, operating income increased $5.3 million, or 15.3 percent, to $40.2 million or 14.0 percent of sales in fiscal 2003 compared to $34.9 million or 13.5 percent of sales in fiscal 2002.

Non-Operating Activity

     Interest expense was relatively flat in fiscal 2003 compared to fiscal 2002. See “Financial Position and Liquidity” below for further discussion of the Company’s cash and debt structure. Interest income was flat due to lower average interest rates in 2003, partially offset by higher average investment levels.

Income Taxes

     The Company’s effective income tax rate for fiscal 2003 was 33.3 percent compared to 34.0 percent in 2002. Our tax rate is impacted by the change in the mix of income attributed to the various countries in which we do business, as well as ongoing , global tax planning initiatives.

Financial Position and Liquidity

     We assess liquidity in terms of the Company’s ability to generate cash to fund our continuing operating and investing activities. Of particular importance to the management of liquidity are cash flows generated by operating activities, capital expenditure levels, and adequate bank financing alternatives.

     We manage our worldwide cash requirements considering the cost effectiveness of the funds available from, and to, the many subsidiaries through which we conduct our business. We believe that our existing cash and cash equivalents position of $23.4 million at October 31, 2004 and available sources of liquidity of approximately $55 million of available, unused worldwide short-term lines of credit are sufficient to meet current and anticipated requirements for the foreseeable future. On August 2, 2004 the Company entered into a $120 million variable rate, unsecured revolving line of credit with a syndicate of banks. This facility has a maturity date of August 2, 2009 and all amounts borrowed under this agreement are required to be paid in full by such date, unless the agreement is extended through amendment or renegotiation. We do not rely on commercial paper or off-balance sheet financing arrangements for our liquidity needs nor do we have any investments in special purpose entities (“SPE”), or variable interest entities (“VIE”).

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

     Likewise, we continue to invest in capital expenditures in order to expand and modernize manufacturing facilities around the world. We currently have plans to expand certain international manufacturing lines in order to meet product demands around the world. In addition, new manufacturing lines and processes are being installed in the US to benefit operations.

     Summary of Cash Flows follows:

	Year Ended October 31,
	2004	2003
Cash provided by (used for):
Operating activities	$28,891	$33,229
Investing activities	(141,272)	(16,892)
Financing activities	76,813	(1,009)
Effect of exchange rate changes on cash and cash equivalents	1,324	1,403

     Net cash provided by operating activities decreased $4.3 million due primarily to:

•	Increased net income in 2004 of $6.3 million

•	Decrease in pension funding of approximately $6.3 million

•	Increased use of cash for accounts receivables and inventories of $12.7 and $9.6 million, respectively

•	Increased source of cash from accounts payable and accrued expenses of $10.3 million

     Net cash used for investing activities increased by $124.4 million due primarily to:

•	Increased use of cash for acquisitions of $119.6 million, net of cash acquired, primarily to fund recent WTC Industries Inc. acquisition

     Net cash provided by financing activities increased by $77.8 million due primarily to:

•	Increase in 2004 net long-term debt of $74.0 million to fund our acquisition of WTC Industries, Inc.

     The effect of exchange rate changes on cash and cash equivalents increased $1.3 million due primarily to the overall weakness of the US Dollar in 2004, particularly against the Japanese Yen, Euro and Australian Dollar.

Qualitative and Quantitative Disclosure About Market Risk

Foreign Currency Risk

     Approximately 47 percent of our operations consist of sales and manufacturing activities in foreign countries. We manufacture a significant portion of our products in the U.S. and sell some of these products to affiliated companies overseas. As a result, the Company’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute and sell our products. Our currency exposures vary, but are concentrated in the Euro, Japanese Yen, Singapore Dollar, Australian Dollar, British Pound, Brazilian Real, Argentine Peso, and the Chinese Renminbi.

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

     As of October 31, 2004, we had $75 million outstanding on a $120 million unsecured revolving credit facility, with a variable interest rate based on the LIBOR rate plus 1 percent. Our interest rate risk on the outstanding balance of this credit facility is based on future fluctuations in the LIBOR rate.

     Below is a table detailing, by maturity date, the Company’s debt portfolio and the estimated interest rates for the fiscal years ended October 31:

								Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value
Bank loans	$11,048	—	—	—	—	—	$11,048	$11,048
Avg. Interest Rate	0.82%						0.82%
Long-term Debt:
Fixed Rate	$276	$242	$119	$28	$75,011	$169	$75,845	$75,845
Avg. Interest Rate	5.07%	5.10%	4.55%	5.00%	2.91%	5.00%	2.93%

Other Information

     Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”) will require the Company to include an internal control report from management in its Annual Report on Form 10-K for the year ended October 31, 2005 and in subsequent reports. The internal control report must include the following: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Company’s internal control over financial reporting, (3) management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of October 31, 2005, including a statement as to whether or not internal control over financial reporting is effective, and (4) a statement that the Company’s independent auditors have issued an attestation report on management’s assessment of internal controls over financial reporting.

     Management acknowledges its responsibility for establishing and maintaining internal controls over financial reporting and seeks to continually improve those controls. In addition, in order to achieve compliance with Section 404 of the Act within the required time frame, the Company has been conducting a process to document and evaluate its internal controls over financial reporting. In this regard, the Company has dedicated internal resources, engaged outside consultants and adopted a detailed work plan to: (1) assess and document the adequacy of internal controls over financial reporting; (2) take steps to improve control processes where required; (3) validate through testing that controls are functioning as designed; and (4) implement a continuous reporting and improvement process for internal control over financial reporting. The Company believes its process for documenting, evaluating and monitoring its internal control over financial reporting is consistent with the objectives of Section 404 of the Act.

     Given the risks inherent in the design and operation of internal controls over financial reporting, the Company can provide no assurance as to its, or its independent auditor’s, conclusions at October 31, 2005 with respect to the effectiveness of its internal controls over financial reporting.

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

Contractual Obligations and Commercial Commitments

     Below is a table detailing, by maturity date, our contractual obligations and commercial commitments as of October 31, 2004:

Obligations and
Commitments	2005	2006	2007	2008	2009	Thereafter
Bank loans	$11,048	$—	$—	$—	$—	$—
Long-term debt	276	242	119	28	75,011	169
Operating leases	3,436	2,904	2,479	1,852	1,700	253

Total	$14,760	$3,146	$2,598	$1,880	$76,711	$422

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
of CUNO Incorporated:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of CUNO Incorporated and its subsidiaries at October 31, 2004, and the result of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Hartford, Connecticut
December 2, 2004

Report of Ernst & Young LLP, Independent Auditors

Stockholders and Board of Directors
CUNO Incorporated

     We have audited the accompanying consolidated balance sheets of CUNO Incorporated as of October 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended October 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     As discussed in Note 1 to the financial statements, effective November 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Hartford, Connecticut
December 11, 2003

Consolidated Statements of Income

(in thousands, except share and per-share amounts)

	Year Ended October 31,
	2004	2003	2002
Net sales	$351,611	$288,231	$258,201
Operating expenses:
Cost of products sold	194,284	157,221	142,450
Selling, general and administrative	89,608	75,652	65,883
Research, development and engineering	17,400	14,977	14,662
Amortization expense	858	156	321

	302,150	248,006	223,316

Operating income	49,461	40,225	34,885
Non-operating income (expense):
Interest expense	(984)	(540)	(417)
Other income, net	824	462	302

	(160)	(78)	(115)

Income before income taxes	49,301	40,147	34,770
Income tax expense	16,230	13,351	11,814

Net income	$33,071	$26,796	$22,956

Basic earnings per common share	$1.98	$1.61	$1.39
Diluted earnings per common share	$1.93	$1.58	$1.36
Basic shares outstanding	16,729,045	16,661,101	16,477,637
Diluted shares outstanding	17,165,890	16,987,792	16,884,585

See accompanying Notes.

Consolidated Balance Sheets (in thousands, except share amounts)

	October 31,
	2004	2003
Assets
Current assets
Cash and cash equivalents	$23,359	$57,603
Accounts receivable (less allowances for doubtful accounts of $2,230 and $1,705, respectively)	89,593	59,658
Inventories	47,275	31,058
Deferred income taxes	12,656	9,020
Prepaid expenses and other current assets	5,974	4,306

Total current assets	178,857	161,645
Noncurrent assets
Deferred income taxes	892	1,340
Goodwill	103,977	28,489
Other intangible assets, net	32,894	2,075
Prepaid pension costs	9,785	7,923
Other noncurrent assets	4,832	1,476
Property, plant and equipment, net	103,321	85,060

Total assets	$434,558	$288,008

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$276	$849
Short term bank loans	11,048	11,804
Accounts payable	33,469	20,519
Accrued payroll and related taxes	20,329	17,456
Other accrued expenses	11,502	10,443
Accrued income taxes	4,539	2,558

Total current liabilities	81,163	63,629
Noncurrent liabilities
Long-term debt, less current portion	75,569	401
Deferred income taxes	16,662	9,862
Accrued pension liability	4,396	5,457
Other noncurrent liabilities	789	331

Total noncurrent liabilities	97,416	16,051
Stockholders’ Equity
Preferred Stock, $.001 par value: 2,000,000 shares authorized; no shares issued	–	–
Common Stock, $.001 par value: 50,000,000 shares authorized; 17,122,698 and 16,863,482 shares issued	17	17
Treasury Stock, at cost (2,747 shares)	(57)	(57)
Additional paid-in-capital	63,413	53,787
Unearned compensation	(2,164)	(784)
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	7,966	3,282
Minimum pension liability, net	(386)	(2,049)
Change in fair value of derivative financial instruments, net	–	13

Total accumulated other comprehensive income	7,580	1,246
Retained earnings	187,190	154,119

Total stockholders’ equity	255,979	208,328

Total liabilities and stockholders’ equity	$434,558	$288,008

See accompanying Notes.

Consolidated Statements of Stockholders’ Equity (in thousands)

					Accumulated		Total
			Additional	Unearned	Other Com-		Stock-
	Common	Treasury	Paid-in	Compen-	prehensive	Retained	holders’
	Stock	Stock	Capital	sation	Income(Loss)	Earnings	Equity
Balance at October 31, 2001	$16	$(57)	$42,602	$(957)	$(5,800)	$104,367	$140,171

Net income						22,956	22,956
Other comprehensive income–
Foreign currency translation adjustments					(309)		(309)
Change in fair value of derivative financial instruments, net of deferred income taxes of $36					49		49
Loss related to derivative financial instruments reclassified into earnings from other comprehensive income, net of $109 tax benefit					(151)		(151)
Minimum pension liability adjustment, net of deferred income taxes of $2,761					(4,483)		(4,483)

Comprehensive income							18,062
Amortization of unearned compensation				648			648
Shares awarded under employee stock plans, net			519	(242)			277
Shares issued to employee benefit plans			717				717
Stock options exercised	1		1,664				1,665
Tax benefit on stock-based compensation			873				873

Balance at October 31, 2002	$17	$(57)	$46,375	$(551)	$(10,694)	$127,323	$162,413

Net income						26,796	26,796
Other comprehensive income–
Foreign currency translation adjustments					8,815		8,815
Change in fair value of derivative financial instruments, net of deferred income taxes of $56					77		77
Loss related to derivative financial instruments reclassified into earnings from other comprehensive income, net of deferred income taxes of $40					(56)		(56)
Minimum pension liability adjustment, net of deferred income taxes of $1,834					3,104		3,104

Comprehensive income							38,736
Amortization of unearned compensation				361			361
Shares awarded under employee stock plans, net			1,255	(594)			661
Shares issued to employee benefit plans			1,407				1,407
Stock options exercised			2,821				2,821
Tax benefit on stock-based compensation			1,929				1,929

Balance at October 31, 2003	$17	$(57)	$53,787	$(784)	$1,246	$154,119	$208,328

Net income						33,071	33,071
Other comprehensive income–
Foreign currency translation adjustments					4,684		4,684
Change in fair value of derivative financial instruments, net of deferred income taxes of $50					85		85
Loss related to derivative financial instruments reclassified into earnings from other comprehensive income, net of deferred income taxes of $56					(98)		(98)
Minimum pension liability adjustment, net of deferred income taxes of $1,079					1,663		1,663

Comprehensive income							39,405
Amortization of unearned compensation				649			649
Shares awarded under employee stock plans, net			2,397	(2,029)			368
Shares issued to employee benefit plans			960				960
Stock options exercised			3,838				3,838
Tax benefit on stock-based compensation			2,431				2,431

Balance at October 31, 2004	$17	$(57)	$63,413	$(2,164)	$7,580	$187,190	$255,979

See accompanying Notes.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended October 31,
	2004	2003	2002
Operating activities
Net income	$33,071	$26,796	$22,956
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,146	9,769	8,266
Noncash compensation recognized under employee stock plans	880	554	840
Loss (gain) on sales of property, plant and equipment	304	(13)	(1)
Pension costs in excess of (less than) funding	62	(6,252)	(4,435)
Deferred income taxes	1,113	1,599	3,805
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(17,361)	(4,615)	(2,031)
Inventories	(11,429)	(1,845)	(2,250)
Accounts payable and accrued expenses	8,929	(1,418)	1,857
Accrued income taxes	3,875	4,898	3,670
Prepaid expenses and other	(2,699)	3,756	(2,246)

Net cash provided by operating activities	28,891	33,229	30,431
Investing activities
Proceeds from sales of property, plant and equipment	53	41	129
Acquisition of companies, net of cash acquired	(119,752)	(149)	(700)
Capital expenditures	(20,792)	(16,318)	(17,600)
Other, net	(781)	(466)	–

Net cash used for investing activities	(141,272)	(16,892)	(18,171)
Financing activities
Proceeds from long-term debt	89,000	–	–
Principal payments on long-term debt	(15,023)	(2,069)	(929)
Proceeds from short-term debt	319	829	5,184
Principal payments on short-term debt	(1,465)	(1,116)	(4,770)
Net borrowings (repayments) under bank loan agreements	144	(1,474)	1,546
Proceeds from stock options exercised	3,838	2,821	1,664

Net cash provided by (used for) financing activities	76,813	(1,009)	2,695
Effect of exchange rate changes on cash and cash equivalents	1,324	1,403	289

Net change in cash and cash equivalents	(34,244)	16,731	15,244
Cash and cash equivalents at beginning of year	57,603	40,872	25,628

Cash and cash equivalents at end of year	$23,359	$57,603	$40,872

Supplemental disclosures
Cash paid for:
Interest	$667	$306	$403
Income taxes	$10,213	$8,016	$10,371

See accompanying Notes.

Notes to Consolidated Financial Statements
CUNO Incorporated

(in thousands, except share and per-share amounts)

NOTE 1 — ORGANIZATION AND ACCOUNTING POLICIES

Organization:

     CUNO Incorporated (the “Company,” “CUNO,” or “we”) designs, manufactures and markets a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. Our products, which include proprietary depth filters and semi-permeable membrane filters, are sold in the potable water, healthcare, and fluid processing markets throughout the world.

Consolidation:

     The accounts of CUNO and all of its subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation. The results of operations for acquisitions including WTC Industries, Inc. and subsidiary (“WTC”) are included in the consolidated statement of income from the date of acquisition through October 31, 2004. We do not have any special purpose entities (SPEs), variable interest entities (VIEs) or joint venture arrangements.

Cash and Cash Equivalents:

     We consider all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents consist of time deposits in financial institutions.

Concentrations of Credit Risk:

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. We invest our cash and cash equivalents in high-quality financial institutions and instruments. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers comprising our customer base and their distribution across many different industries and geographies. Foreign sales were approximately 47 percent of the Company’s net sales in 2004, 45 percent in 2003 and 47 percent in 2002 and are concentrated primarily in Europe, Japan, Australia, and Asia. For the year ended October 31, 2004, one customer accounted for 13.4 percent of total net sales and 13.4 percent of total net receivables.

     Our 2004 sales within Japan amounted to $47,250 and approximately 37 percent of those sales were derived from five distributors. We continually monitor the status of the receivable balances, including reviewing the financial condition of the ultimate end customer, as a means to help mitigate potential collection risk. As of October 31, 2004 we had no other significant concentrations of credit risk.

Recognition of Revenue and Accounts Receivable:

     We recognize revenue and accounts receivable in accordance with SEC Staff Accounting Bulletin No. 104 “Revenue Recognition” (“SAB 104”). SAB 104 requires that four basic criteria be met before revenue can be recognized: 1) there is evidence that an arrangement exists; 2) delivery has occurred; 3) the fee is fixed or determinable; and 4) collectibility is reasonably assured. We recognize revenue upon determination that all criteria for revenue recognition have been met. Accordingly, revenue is recognized upon delivery to a common carrier when terms are FOB shipping and upon receipt by customer when terms are FOB destination.

     Shipping and handling costs associated with sales are charged to cost of sales. Credit is extended to customers based on an evaluation of each customer’s financial condition; generally, collateral is not required. Revenues are presented in the consolidated financial statements net of sales allowances and discounts. Accounts receivable are presented in the consolidated financial statements net of the allowance for doubtful accounts.

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

Accounts Payable

     At October 31, 2004 and 2003, approximately $2,478 and $2,294, respectively, representing book overdrafts of cash accounts, were reclassified to accounts payable.

Inventories:

     Inventories are stated at the lower of cost or market. Inventories in the United States are primarily valued by the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO) and average cost methods. Approximately 37 and 43 percent of worldwide inventories in 2004 and 2003, respectively, are accounted for using the LIFO method. Inventories as of October 31 consisted of the following:

	2004	2003
Raw materials	$18,805	$13,112
Work in process	6,215	3,992
Finished goods	22,255	13,954

	$47,275	$31,058

     If all inventories were valued by the FIFO method, inventories would have been $2,665 higher in both 2004 and 2003.

Goodwill and Other Intangible Assets:

     Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies. Effective November 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (FAS 142) which require that goodwill and certain other intangible assets with indefinite lives recorded as a result of business combinations completed after June 30, 2001 not be amortized. Effective July 1, 2001, additional provisions of FAS 142, which require that goodwill recorded from business combinations completed on or before June 30, 2001 and certain other intangible assets deemed to have indefinite lives no longer be amortized, were adopted by the Company. Under FAS 142 Goodwill and other intangible assets with indefinite lives are subject to annual impairment tests. Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, “Business Combinations,” which require purchase accounting for all business combinations completed after June 30, 2001. See Note 4 for additional information regarding goodwill and other intangible assets.

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

Impairment of Amortizable Intangible Assets and Long-Lived Assets:

     We review the carrying values of amortizable intangible assets and long-lived assets on an annual basis. In addition, in the event that facts and circumstances indicate that the carrying value of such intangibles and long-lived assets or other assets may be impaired during any other time, an evaluation is performed. Our evaluations compare the estimated future undiscounted cash flows associated with the asset to the asset’s carrying amount.

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

     On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. In accordance with the Act, a special one-time dividends received deduction on the repatriation of certain foreign earnings is available to U.S. taxpayers. CUNO is currently in the process of evaluating the effects of this repatriation provision, however, does not believe that it will have a material impact on the results of operations, financial position and cash flows. The FASB is also expected to provide further guidance in the accounting treatment for this provision of the Act under Accounting Research Bulletin 43.

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

Derivative Instruments:

     We account for derivative instruments under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (FAS 133), as amended. FAS 133 established accounting and reporting standards for derivative instruments and hedging activities and requires the Company to recognize these instruments as either assets or liabilities on the balance sheet and measure them at fair value.

Research and Development:

     Costs associated with the development of new products and improvements to existing products are charged to operations as incurred. Research and development costs were $9,708, $7,254, and $7,409 for the year ended October 31, 2004, 2003 and 2002, respectively. In each of the years ended October 31, 2004 and 2003, we received approximately $400 and $500, respectively, in cost reimbursements from various customers, which were accounted for as a reduction of research and development expenses.

Advertising:

     Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses were $3,853, $3,528, and $3,104 for the years ended October 31, 2004, 2003, and 2002, respectively.

Employee Stock Options:

     We currently account for our stock option awards under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No option-based employee compensation cost is reflected in net income, as all options granted under our plans had exercise prices equal to the market value of the underlying common stock on the date of grant. Restricted share grants awarded to employees are included in earnings as an expense over the vesting period of the award.

     The following table illustrates the effect on net income and earnings per share had compensation cost been recognized based on the fair value of the options at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” using the Black-Scholes fair value method for option pricing.

	For the Year Ended October 31,
	2004	2003	2002
Net income, as reported	$33,071	$26,796	$22,956
Add: Stock-based compensation expense included in reported net income, net of income taxes	590	360	546
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of income taxes	2,622	2,168	2,208

Pro forma net income	$31,039	$24,988	$21,294

Earnings per share:
Basic - as reported	$1.98	$1.61	$1.39
Basic - pro forma	$1.86	$1.50	$1.29
Diluted - as reported	$1.93	$1.58	$1.36
Diluted - pro forma	$1.81	$1.47	$1.26

Other Income:

     Other income as reported in the accompanying Consolidated Statements of Income for the years ended October 31 consisted of the following:

	2004	2003	2002
Interest income	$792	$603	$603
Exchange gains (losses)	51	(137)	(123)
(Loss) gains on sales of property, plant and equipment	(41)	13	1
Other income (expenses)	22	(17)	(179)

Total	$824	$462	$302

Earnings Per Share:

     The following table sets forth the computation of basic and diluted earnings per share for the years ended October 31:

	2004	2003	2002
Numerator:
Net income	$33,071	$26,796	$22,956

Denominators:
Weighted average shares outstanding	16,729,045	16,661,101	16,477,637
Denominator for basic earnings per share	16,729,045	16,661,101	16,477,637

Weighted average shares outstanding	16,729,045	16,661,101	16,477,637
Effect of dilutive employee stock options	263,850	295,324	372,969
Effect of dilutive restricted shares	172,995	31,367	33,979
Denominator for diluted earnings per share	17,165,890	16,987,792	16,884,585

Basic earnings per share	$1.98	$1.61	$1.39
Diluted earnings per share	$1.93	$1.58	$1.36

     Approximately 43,454 and 71,674 shares related to options to purchase common stock and unvested restricted stock were excluded from the computations of diluted earnings per share for the year ended October 31, 2004 and 2003, respectively, because the exercise price was greater than the average market price of the common stock during the periods.

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

     We recognize all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements, at fair value, regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of accumulated other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred income taxes. There were no ineffective hedges for any of the years presented. Changes in fair values of derivatives not qualifying as hedges are reported in income.

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

Newly Issued Accounting Standards:

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation -Transition and Disclosure — an amendment of FASB Statement No. 123” (FAS 148). This statement amends SFAS No. 123 “Accounting for Stock Based Compensation” (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. We adopted the disclosure provisions of this Statement beginning with the quarter ended April 30, 2003.

Reclassifications:

     Certain reclassifications have been made to prior year amounts to conform to current year presentation.

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of October 31 is comprised of the following:

	2004	2003
Land and land improvements	$6,563	$6,452
Buildings	43,617	39,331
Machinery and equipment	128,656	111,774
Construction in progress	20,005	15,964
	198,841	173,521
Less accumulated depreciation	95,520	88,461
	$103,321	$85,060

     Depreciation expense was $11,288 in 2004, $9,591 in 2003, and $7,945 in 2002.

NOTE 3 – DEBT

     On August 2, 2004 the Company entered into a $120,000, variable rate, unsecured revolving line of credit with a syndicate of banks. This facility has a maturity date of August 2, 2009 and all amounts borrowed under this agreement are required to be paid in full by such date, unless the agreement is extended through amendment or renegotiation.

     The rate of interest charged on the outstanding loan can, at our option, be based on either the prime rate or LIBOR. Loans bearing interest at the LIBOR rate include a margin ranging from 62.25 to 122.5 basis points depending on our consolidated debt to EBITDA ratio at the time of the borrowing. Interest is payable quarterly in arrears. Under the agreement, we are required to pay a commitment fee on the average daily unused portion of the revolving credit facility. This commitment fee ranges from 12.5 to 25 basis points, depending on our consolidated debt to EBITDA ratio, and is paid quarterly in arrears. At October 31, 2004, $75,000 was outstanding under this facility.

     The loan agreement also contains restrictive financial covenants primarily related to indebtedness, fixed charge coverage ratio, capital expenditures, EBITDA (adjusted for certain non-recurring transactions) and net worth. At October 31, 2004, we are in compliance with these financial covenants, as well as, all non-financial covenants contained in the loan agreement.

     Long-term debt amounted to $75,845 and $1,250 at October 31, 2004 and 2003, respectively, and primarily relates to debt instruments used to finance certain capital expenditures and acquisitions. Principal payments due after October 31, 2004 are: 2005 — $276; 2006 — $242; 2007 — $119; 2008 — $28; 2009 — $75,011 and thereafter — $169.

     Outstanding short-term bank loans at October 31, 2004 and 2003 of $11,048 and $11,804, respectively, had weighted average interest rates of 0.8 percent in both years. The bank loans and short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit, nor any financial or non-financial covenants.

     We had available uncommitted, unused short-term lines of credit in various countries totaling $55,531 at October 31, 2004. Because these lines of credit are uncommitted, borrowings under the unused short-term lines of credit are subject to the bank’s approval.

NOTE 4 - GOODWILL AND INTANGIBLE ASSETS

     Goodwill was $103,977 and $28,489 as of October 31, 2004 and 2003, respectively. As of October 31, 2004 and 2003, goodwill was allocated to the reported operating segments as follows:

	2004	2003
North America	$92,301	$18,018
Europe	8,824	7,676
Japan	973	973
Asia/Pacific	1,564	1,507
Latin America	315	315

Total:	$103,977	$28,489

     The change in the goodwill balance at October 31, 2004 as compared to October 31, 2003 is due primarily to the acquisition of WTC on August 2, 2004, which resulted in recognition of approximately $73,336 of goodwill. Additionally, during fiscal 2004 we acquired a small water filtration technology company in the U.S. and two distributors in Europe which resulted in goodwill of approximately $1,420. The remaining increase is due to the favorable impact of foreign exchange rates. There were no impairments or dispositions of goodwill recorded during the years ended October 31, 2004 and 2003.

     The increase in other intangible assets relates primarily to $28,000 of customer relationships and technology acquired as a result of the acquisition of WTC and $3,100 of technology acquired as part of the acquisition of a small water filtration technology company in the U.S. In both instances, the amount of purchase price allocated to and amongst other intangible assets was determined by an independent third party valuation company.

     The table below presents the gross carrying amount and the accumulated amortization of our intangible assets other than goodwill as of October 31, 2004:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Customer relationships	$22,000	$(367)	$21,633
Technology	9,516	(319)	9,197
Patents/Trademarks	2,733	(1,387)	1,346
Non-compete agreements	630	(170)	460
Customer lists	306	(48)	258

Total	$35,185	$(2,291)	$32,894

     Amortization of other intangible assets for the year ended October 31, 2004 was $858. The following table presents estimated amortization expense for the next five fiscal years:

	2005	2006	2007	2008	2009
Estimated amortization expense	$2,416	$2,404	$2,304	$2,278	$2,264

NOTE 5 - CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share.

Common Stock

     Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company’s liabilities and the liquidation preferences of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which we may issue in the future.

Preferred Stock

     The authorized class of Preferred Stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof as the Board of Directors determines. The rights, priorities, preferences, qualifications, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, the Board of Directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding.

Stockholder Rights Plan

     We have a Stockholder Rights Plan, pursuant to which a preferred share purchase right (a “Right”) is associated with, and trades with, each share of Common Stock outstanding. Each Right, when it becomes exercisable, entitles its holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock (“Series A Preferred Stock”), par value $.001 per share, of the Company at a price of $60 per one-hundredth share, subject to adjustment. The Rights are not exercisable until the earlier of (i) the acquisition of 15 percent or more of the Company’s Common Stock by a person or group of affiliated persons (an “Acquiring Person”); or (ii) 10 days following the commencement or announcement of an intention to make a tender or exchange offer which would result in a person or group becoming an Acquiring Person. Each holder of a Right will have the right to receive, upon exercise, the number of shares of Common Stock or one-hundredths of a share of Series A Preferred Stock having a value (immediately prior to such triggering event) equal to two times the exercise price of such Right. In the event that the Company is acquired in a merger or acquisition, as defined, each holder of a Right shall have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 8, 2006.

NOTE 6 - BENEFIT PLANS

     We have noncontributory defined benefit plans for most of our U.S. employees. Pension benefits for the hourly employees covered by these plans are expressed as a flat benefit rate times years of continuous service. Benefits for salaried employees are based upon a percentage of the employee’s average compensation during the preceding ten years, reduced by 50 percent of the Social Security Retirement Benefit. The Company funds amounts at least sufficient to exceed the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be deemed appropriate.

     We also have contributory defined benefit pension plans covering our employees in Japan. Benefits under these plans are based on years of service and compensation in the period immediately preceding retirement. Funding is predicated on minimum contributions as required by local laws and regulations plus additional amounts, if any, as may be deemed appropriate.

     The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31, 2004 and 2003 for our U.S. and Japanese defined benefit pension plans:

	2004	2003
Projected benefit obligation	$(54,979)	$(49,513)

Market value of plan assets	46,242	39,687
Projected benefit obligation in excess of plan assets	$(8,737)	$(9,826)
Unrecognized net loss	14,072	15,802
Unrecognized prior service cost	699	286
Unrecognized transition obligation	7	84
Additional minimum liability	(652)	(3,880)

Net pension asset	$5,389	$2,466

     Amounts recognized in the Consolidated Balance Sheet consist of:

	2004	2003
Prepaid pension costs	$9,785	$7,923
Accrued pension liability	(4,396)	(5,457)

Net pension asset	$5,389	$2,466

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets and a minimum pension liability were $12,777, $11,247, and $9,478, respectively, as of October 31, 2004 and $19,388, $18,231 and $14,835, respectively, as of October 31, 2003.

     A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below:

	2004	2003	2002
Defined benefit plans:
Service cost	$2,778	$2,174	$2,035
Interest cost	2,529	2,342	2,124
Expected return on plan assets	(3,292)	(3,539)	(1,350)
Amortization of:
Prior service costs	408	128	158
Net transition asset	80	72	68
Actuarial losses (gains)	564	560	(1,450)

Net pension expense	$3,067	$1,737	$1,585

     A summary of the changes in the projected benefit obligation is shown below:

	2004	2003
Benefit obligation – beginning of year	$49,513	$41,118
Service cost	2,778	2,174
Interest cost	2,529	2,342
Benefits and expenses paid	(2,400)	(2,038)
Actuarial assumption changes	1,571	4,566
Plan amendments	497	—
Foreign currency exchange rate changes	491	1,351

Benefit obligation – end of year	$54,979	$49,513

     A summary of the changes in Plan assets is shown below:

	2004	2003
Plan assets – beginning of year	$39,687	$27,776
Actual return on assets	5,608	5,575
Employer contributions	3,005	7,609
Benefits and expenses paid	(2,400)	(2,038)
Foreign currency exchange rate changes	342	765

Plan assets – end of year	$46,242	$39,687

     We made an incremental $6,000 contribution to our U.S. pension plans in 2003 to bolster the funding and earnings capabilities of the Plans.

     We determine our assumptions based on current economic and market data, as well as expectations of future economic and market data. Included in our analysis are company-specific considerations, such as current and future investment allocations, participant demographics, and employee compensation strategies. Our measurement date for determining the pension liability is September 30 of each fiscal year. Assumptions used in the accounting for the defined benefit plans during the fiscal years ended October 31, 2004 and 2003 were:

	2004	2003
Domestic Plans
Weighted-average discount rate	6.00%	6.20%
Rates of increase in compensation levels	4.00%	4.00%
Expected long-term rate of return on assets	8.75%	8.75%
Foreign Plan (Japan)
Weighted-average discount rate	2.25%	2.00%
Rates of increase in compensation levels	2.25%	2.25%
Expected long-term rate of return on assets	4.75%	4.75%

     Due to assumptions inherent in the actuarial computations, it is reasonably possible that future actual expenses will differ from current actuarial estimates.

     Investment management objectives include maintaining an adequate level of diversification to balance market risk and to provide sufficient liquidity for near-term payments of benefits accrued under the plan and to pay plan administrative expenses. The following table presents the target allocation of pension plan assets for fiscal 2005 and the actual allocation of plan assets as of October 31, 2004 and 2003:

		Actual Allocation
		of Plan Assets
	Target Allocation	October 31,
		2004	2003
Equity securities	55-80%	65%	62%
Debt securities	27-45%	35%	38%

     Equity securities include CUNO common stock in the amounts of $2,875 (8 percent of U.S. plan assets) and $1,995 (6 percent of U.S. plan assets) at October 31, 2004 and 2003, respectively.

     We expect to contribute approximately $3,325 to the defined benefit pension plans during fiscal 2005.

     Estimated future benefit payments for the next 10 years are as follows:

2005	2006	2007	2008	2009	2010-2014
$1,902	$2,032	$2,125	$2,485	$2,888	$18,100

     We sponsor a defined contribution plan that provides all U.S. employees of the Company an opportunity to accumulate funds for their retirement. We currently match 50 percent of employee contributions up to 6 percent of qualified wages. Company matching contributions charged to income amounted to $960, $887, and $799 for the years ended October 31, 2004, 2003 and 2002, respectively. Company matching contributions are made quarterly in shares of the Company’s Common Stock.

NOTE 7 - INCOME TAXES

     The components of income before income taxes and the provision for income taxes are summarized as follows:

	2004	2003	2002
Income before income taxes
Domestic	$29,717	$28,848	$26,132
Foreign	19,584	11,299	8,638

	49,301	40,147	34,770
Income taxes (benefit)
Current
Domestic - Federal	7,724	6,735	4,438
- State and local	660	592	197
Foreign	6,556	4,909	4,254

	14,940	12,236	8,889
Deferred
Domestic - Federal	315	1,238	3,338
- State and local	14	47	344
Foreign	961	(170)	(757)

	1,290	1,115	2,925

Income tax expense	16,230	13,351	11,814

Net Income
Domestic	21,004	20,236	17,815
Foreign	12,067	6,560	5,141

	$33,071	$26,796	$22,956

     A reconciliation of the statutory U.S. federal rate to the effective income tax rate follows:

	2004	2003	2002
Statutory U.S. federal income tax rate	35.00%	35.00%	35.00%
State and local taxes on income, net of domestic federal income tax benefit	0.89	1.03	1.60
Impact of foreign subsidiaries on effective rate	0.35	(0.16)	(0.50)
Reversal of valuation allowance	(0.54)	—	—
Tax credits	(0.79)	(0.87)	(0.80)
Prior year tax provision adjustments	(0.93)	(1.39)	(1.50)
Other	(1.06)	(0.35)	0.20

Effective income tax rate	32.92%	33.26%	34.00%

     Significant components of our deferred income tax liabilities and assets as of October 31 are as follows :

	2004	2003
Deferred income tax liabilities:
Property, plant and equipment	$10,414	$7,958
Pension liability	1,902	750
Intangibles	10,078	—

Total deferred income tax liabilities	22,394	8,708
Deferred income tax assets:
Foreign currency exchange	489	—
Employee benefits	4,388	3,504
Net operating loss and credit carryforwards	9,693	1,676
Other accruals	3,425	3,127
Inventories	2,091	1,566
Other	1,059	1,009

Total deferred income tax assets	21,145	10,882
Less: valuation allowance for deferred income tax assets	1,865	1,676

Deferred income tax assets, after valuation allowance	19,280	9,206

Net deferred income tax (liabilities) assets	$(3,114)	$498

     The increase in the valuation allowance during fiscal 2004 relates to an additional net operating loss carryforward generated in China, offset by the utilization of net operating loss carryforwards of $265. Although realization of the net deferred income tax liability of $3,114 is not assured, management believes it is more likely than not that all of such net deferred income tax liabilities will be realized. The amount of the net deferred income tax liabilities considered realizable, however, could be reduced if estimates of future taxable income are reduced. The valuation allowance for deferred income tax assets as of October 31, 2002 was $1,465.

     On August 2, 2004 we acquired 100 percent of the outstanding common shares of WTC. Prior to the acquisition, WTC had federal and state net operating loss carryforwards that have been recorded as a deferred tax asset in WTC’s opening balance sheet. As a result of the change in ownership, these losses will be subject to limitations under IRC Section 382. No valuation allowance has been established to offset the deferred tax asset since management believes it is more likely than not that the deferred income tax asset will be realized.

     A summary of our net operating loss carryforwards, calculated using tax laws existing at October 31, 2004, follows:

Amount	Jurisdiction	Expiration
$300	Germany	Indefinite
1,235	China	2007 - 2008
330	Argentina	2007
21,645	United States	2025
6,823	Minnesota	2020

$30,333

NOTE 8 – ACQUISITIONS

     On August 2, 2004, we acquired 100 percent of the outstanding common shares of WTC. WTC designs, manufactures and markets water filtration and purification products for the point-of-use market. The results of operations of WTC are included in the consolidated financial statements of the Company beginning August 2, 2004, the date of acquisition.

     Under the terms of the transaction, CUNO paid WTC’s stockholders $39.87 in cash for each WTC share outstanding. WTC option and warrant holders received a cash payment based on the difference between $39.87 per share and the exercise price of their options and warrants. The aggregate consideration for the outstanding WTC shares (including payments for the settlement of outstanding stock options and warrants) was approximately $115 million (including the assumption of approximately $10 million in liabilities). CUNO funded the acquisition with a combination of existing cash and bank borrowings under a new five-year, $120 million unsecured revolving credit facility that was arranged with a syndicate of banks.

     The aggregate purchase price was $115,193 (net of $569 of cash acquired), which was funded by approximately $26 million of cash and the issuance of debt of approximately $89 million. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

August 2, 2004
Current assets	$16,727
Property, plant and equipment	7,126
Other assets	389
Intangible assets	28,000
Goodwill	73,336
Liabilities assumed	(10,385)

Purchase price	$115,193

     The $73,336 of goodwill will be attributable to our North American operating segment, none of which is deductible for tax purposes. Of the $28,000 of acquired intangible assets, approximately $6,000 was assigned to purchased technology and approximately $22,000 was assigned to customer relationships. The estimated useful lives of the acquired intangible assets are 15 years.

     The above table excludes three smaller acquisitions that took place during fiscal 2004 that resulted in the recognition of goodwill and other intangible asset balances of $1,420 and $3,558, respectively.

     The following table reflects the operating results of CUNO for the years ended October 31, 2004 and 2003, on a pro forma basis, which gives effect to the acquisition as if it had occurred at the beginning of each fiscal year presented. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisition been effective as of the beginning of each fiscal year; nor are they intended to be indicative of results that may occur in the future. The underlying pro forma information includes the amortization expense associated with the assets acquired, the Company’s financing arrangements, certain purchase accounting adjustments and related income tax effects. The pro forma results do not include the effects of synergies and cost reduction initiatives.

(unaudited)	Years Ended October 31,
	2004	2003
Net sales	$381,582	$313,874
Income before income taxes	51,942	40,495
Net income	34,712	29,087
Earnings per share:
Basic	$2.07	$1.75
Diluted	$2.02	$1.71

     The pro forma results for 2003 include a benefit of $4,548 resulting from a reversal of a WTC tax valuation allowance.

     In fiscal 2002, we completed a product line acquisition in Australia and a distributor acquisition in Europe for total consideration of $700. The amount of goodwill and other intangibles recorded in connection with these acquisitions amounted to $250 and $244, respectively. None of these acquisitions had a material effect on the Company’s historical financial statements or its pro forma operating results.

NOTE 9 – SEGMENT FINANCIAL DATA

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

     Operating segment data include the results of all subsidiaries, consistent with the management reporting of these operations. Financial information by geographic operating segment as of and for each of the years ended October 31 is summarized below:

	2004	2003	2002
Net sales:
Europe	$76,289	$62,267	$50,845
Japan	48,258	35,102	30,950
Asia/Pacific	47,087	36,843	28,861
Latin America	15,073	11,496	11,629

Subtotal - Foreign Sales	186,707	145,708	122,285
North America	218,826	183,308	172,432
Elimination of intercompany sales	(53,922)	(40,785)	(36,516)

Consolidated	$351,611	$288,231	$258,201

     Each geographic operating segment primarily sells its products to external customers within its country of domicile. All of our operating segments sell the same types of products within our three principle markets.

     One of our customers accounted for approximately 13.4 percent of fiscal 2004 sales and 14.3 percent of fiscal 2003 sales. We believe that no other customer accounted for more than five percent of sales.

	2004	2003	2002
Operating income:
North America	$25,081	$25,206	$23,032
Europe	6,197	5,335	3,523
Japan	8,930	3,354	2,365
Asia/Pacific	7,517	5,289	4,053
Latin America	1,736	1,041	1,912
Segment total	49,461	40,225	34,885
Interest expense	(984)	(540)	(417)
Other income, net	824	462	302
Income before income taxes	$49,301	$40,147	$34,770

     Segment operating income consists of net sales less operating expenses. Interest expense and other income, net have not been allocated to segments.

	2004	2003	2002
Assets:
North America	$345,359	$197,374	$154,132
Europe	59,605	46,643	35,226
Japan	37,100	30,788	28,043
Asia/Pacific	31,323	20,531	15,368
Latin America	14,047	11,702	7,679
General Corporate	23,359	57,604	40,872
Eliminations and other	(76,235)	(76,634)	(44,441)

Consolidated	$434,558	$288,008	$236,879

     General corporate assets (principally cash) are not allocated to segments.

     Eliminations and other is primarily comprised of intercompany receivables and investments in subsidiaries, both of which are eliminated in our consolidated financial statements.

	2004	2003	2002
Capital Expenditures:
North America	$12,055	$10,999	$12,752
Europe	1,897	2,311	840
Japan	513	264	576
Asia/Pacific	5,275	933	864
Latin America	1,052	1,811	2,568

Consolidated	$20,792	$16,318	$17,600

	2004	2003	2002
Depreciation and Amortization:
North America	$8,690	$7,120	$6,337
Europe	1,280	976	690
Japan	663	605	521
Asia/Pacific	910	731	543
Latin America	603	337	175

Consolidated	$12,146	$9,769	$8,266

     We sell our products in three principle markets. The potable water market includes applications designed for residential, commercial, and food service customers. The fluid processing market includes customers in industries as diverse as chemical, petrochemical, oil and gas, paints and resins, and electronics. The healthcare market customers include food & beverage providers which require absolute clarity and stability of their products and pharmaceutical and biotechnology companies which require cost-efficient filtration and high levels of purity for production of sterile, contaminate free drugs and diagnostic test kits.

     Our sales by market are summarized for each of the years ended October 31:

	2004	2003	2002
Net sales:
Potable Water	$169,910	$132,938	$119,456
Fluid Processing	88,058	74,626	68,714
Healthcare	93,643	80,667	70,031

Consolidated	$351,611	$288,231	$258,201

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

     Vesting requirements and terms of options are determined by the Company’s Board of Directors on the date of grant. Typically, options vest over a three year period and have a maximum term of ten years. Approximately 675,000 shares of Common Stock are reserved for issuance to employees and non-employee directors under the provisions of these option and award plans as of October 31, 2004.

     Awards of restricted shares totaled 45,580, 16,250, and 7,250 in the years ended October 31, 2004, 2003, and 2002, respectively. The weighted average price of the awards was $46.93, $36.56, and $33.36 for the years ended October 31, 2004, 2003, and 2002, respectively. When rights or awards are granted, associated compensation expense is accrued from the date of the grant to the date such options or awards are exercisable. Shares earned under the plan are based on a formula which may be adjusted at the discretion of the Company’s Compensation Committee.

     A summary of stock option activity follows:

	Options	Exercise Price
Outstanding at October 31, 2001	1,008,196	$7.94 - $30.06

Options granted	221,253	29.15 - 37.19
Options exercised	(162,725)	14.13 - 21.50
Options forfeited	(13,750)	14.13 - 29.15

Outstanding at October 31, 2002	1,052,974	7.94 - 37.19

Options granted	225,750	33.00 - 37.90
Options exercised	(221,411)	7.94 - 27.88
Options forfeited	(500)	20.38

Outstanding at October 31, 2003	1,056,813	14.13 - 37.90

Options granted	263,000	40.66 - 60.44
Options exercised	(194,007)	14.13 - 34.64
Options forfeited	(3,375)	29.15 - 43.79

Outstanding at October 31, 2004	1,122,431	14.13 - 60.44

     The weighted-average grant-date fair value of options granted was $14.60, $11.07, and $14.60 in the years ended October 31, 2004, 2003, and 2002, respectively. The following table summarizes information concerning currently outstanding options:

Options Outstanding			Options Exercisable
		Weighted-
Range of		Average	Weighted-		Weighted-
Exercise	Number	Remaining	Average	Number	Average
Prices	Outstanding	Life	Exercise Price	Exercisable	Exercise Price
$ 5 – $15	57,850	3.90	$14.22	57,850	$14.22
15 – 25	189,850	4.40	18.53	189,850	18.53
25 – 35	550,731	7.10	30.15	275,978	28.54
35 – 45	291,500	8.90	42.25	17,750	36.48
45 – 55	28,500	9.70	51.96	–	–
55 – 65	4,000	9.90	58.39	–	–

	1,122,431	7.00	$31.16	541,428	$23.76

     Pro forma information regarding net income and earnings per share is required by SFAS 123 (see Note 1), which requires that the information be determined as if we had accounted for our employee stock options under the fair-value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2004	2003	2002
Volatility	29.72%	29.51%	49.99%
Risk-free interest rates	3.45%	3.57%	4.24%
Expected option life	5 years	5 years	5 years
Divided yield	–	–	–

     The risk-free interest rate is based on short-term treasury bill rates. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

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

     The carrying amounts and fair values of our financial instruments follows (dollars in thousands):

	October 31,
	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$23,359	$23,359	$57,603	$57,603
Bank loans	11,048	11,048	11,804	11,804
Long-term debt	75,845	75,845	1,250	1,220

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

     At October 31, 2004, we held forward foreign exchange contracts with notional amounts totaling $9,739. The fair market value (gain or loss) on these contracts was not significant as of October 31, 2004.

     At October 31, 2003, we held forward foreign exchange contracts with notional amounts totaling $21,368 (of which $14,285 settled in November 2003 and related to planned intercompany transactions) and forward foreign exchange contracts designated as cash flow hedges with notional amounts totaling $6,600. The fair market value (gain or loss) on these contracts was not significant as of October 31, 2003.

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

     We have certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $2,200 in 2004, $1,729 in 2003, and $2,220 in 2002.

     Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at October 31, 2004 were as follows: 2005 — $3,436; 2006 — $2,904; 2007 — $2,479; 2008 — $1,852; and 2009 — $1,700.

     Currently, we have self-insurance limits for workers’ compensation, product liability and employee medical claims. Our workers’ compensation policies have per-individual deductibles of $350, our product liability policy has a $250 per claim deductible and our medical plan for employees has a stop-loss of $200 per individual.

NOTE 13 - PRODUCT WARRANTY

     We warrant our products against defects in design, materials, and workmanship, generally for periods ranging from one to three years. A provision for estimated future costs related to these warranties is recorded on a monthly basis and is included in cost of goods sold. Activity related to the product warranty liability was as follows:

	Year Ended October 31,
	2004	2003
Balance at beginning of year	$817	$785
Provision for warranty obligations	1,026	818
Settlements made	(868)	(816)
Assumed acquisition related liability	169	–
Changes in foreign exchange rates	12	30

Balance at end of year	$1,156	$817

NOTE 14 - QUARTERLY DATA (unaudited)

     A summary of our quarterly data follows:

	First	Second	Third	Fourth	Total
2004
Net sales	$75,409	$82,745	$89,945	$103,512	$351,611
Gross profit	34,856	39,069	39,670	43,732	157,327
Net income	7,005	8,444	8,603	9,019	33,071
Basic earnings per share	$0.42	$0.51	$0.51	$0.55	$1.98
Diluted earnings per share	$0.41	$0.49	$0.50	$0.52	$1.93
2003
Net sales	$66,437	$69,305	$74,965	$77,524	$288,231
Gross profit	29,754	31,278	33,877	36,101	131,010
Net income	5,388	6,304	7,467	7,637	26,796
Basic earnings per share	$0.33	$0.38	$0.45	$0.46	$1.61
Diluted earnings per share	$0.32	$0.37	$0.44	$0.44	$1.58

     Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

Report of Independent Registered Public Accounting Firm
On
Financial Statement Schedule

To the Stockholders and Board of Directors
of CUNO Incorporated:

Our audit of the consolidated financial statements referred to in our report dated December 2, 2004 appearing in the 2004 Annual Report to Shareholders of CUNO Incorporated (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
December 2, 2004

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

CUNO INCORPORATED
YEARS ENDED OCTOBER 31, 2004, 2003, and 2002

COLUMN A	COLUMN B	COLUMN C				COLUMN D		COLUMN E
		ADDITIONS
	Balance at			Charged to Other				Balance at
	Beginning	Charged to Costs		Accounts -				End
Description	of Period	And Expenses		Describe		Deductions		of Period
Year ended October 31, 2004
Deducted from asset accounts:
Allowance for doubtful accounts receivable	$1,705,530	$538,086		$102,123	(D)	$115,887	(A)	$2,229,852

Valuation allowance for deferred income tax assets	$1,676,000	$527,000	(B)	$(73,000)	(D)	$265,000	(C)	$1,865,000

Year ended October 31, 2003
Deducted from asset accounts:
Allowance for doubtful accounts receivable	$1,406,268	$355,615		$176,839	(D)	$233,192	(A)	$1,705,530

Valuation allowance for deferred income tax assets	$1,465,000	$211,000	(B)	$0		$0		$1,676,000

Year ended October 31, 2002
Deducted from asset accounts:
Allowance for doubtful accounts receivable	$1,336,490	$279,134		$13,272	(D)	$222,629	(A)	$1,406,268

Valuation allowance for deferred income tax assets	$116,000	$1,349,000	(B)	$0		$0		$1,465,000

(A)	Uncollectible accounts written off, net of recoveries.

(B)	Establishment of valuation allowance for operating loss carryforwards.

(C)	Net operating loss carryforwards utilized.

(D)	Changes in foreign currency.

S-1